As filed with the Securities and Exchange Commission on March 3, 2021
No. 333-252853

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to the
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INNOVAGE HOLDING CORP.
(Exact name of registrant as specified in its charter)
Delaware	8000	81-0710819
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
8950 E. Lowry Boulevard
Denver, CO 80230
Telephone: (844) 803-8745
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Maureen Hewitt
President and Chief Executive Officer
8950 E. Lowry Boulevard
Denver, CO 80230
Telephone: (844) 803-8745
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:
Robert M. Hayward, P.C. Robert E. Goedert, P.C. Craig J. Garvey Kirkland & Ellis LLP 300 North LaSalle Chicago, IL 60654 (312) 862-2000	Arthur D. Robinson, Esq. Jean Park, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐
If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated Filer ☐
Non-accelerated filer ☒	Smaller Reporting Company ☐
Emerging Growth Company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
Title of each class of securities to be registered	Amount to be Registered(1)	Proposed Maximum offering price per share(2)	Proposed maximum aggregate offering Price(1)(2)	Amount of registration fee
Common Stock, par value $0.001 per share	19,166,667	$21.00	$402,500,007	$43,913(3)
(1) Includes 2,500,000 additional shares of common stock that the underwriters have the option to purchase.
(2) Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3) A portion of the amount totaling $39,731 was previously paid in connection with previous filings of this Registration Statement on February 8, 2021 and February 24, 2021. The remaining portion of $4,182 has been paid herewith.
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. The preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.
Subject to Completion. Dated March 3, 2021
16,666,667 shares
Common stock
This is an initial public offering of InnovAge Holding Corp. We are selling 16,666,667 shares of our common stock.
Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price will be between $20.00 and $21.00 per share. Our common stock has been approved for listing on the Nasdaq Global Select Market under the symbol “INNV.”
We are an “emerging growth company” as defined under the federal securities laws, and as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.
See “Risk Factors” beginning on page 29 to read about factors you should consider before buying shares of our common stock.
Immediately after this offering, our principal shareholders, Apax Partners and Welsh, Carson, Anderson and Stowe (collectively, our “Principal Shareholders”), will beneficially own, through TCO Group Holdings, L.P., the investment vehicle of the Principal Shareholders, approximately 87% of our common stock (or 86% of our outstanding common stock if the underwriters’ option to purchase additional shares is exercised in full). As a result, assuming an offering size as set forth above, we expect to be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. See “Management—Controlled Company Status.”
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
	Per share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to InnovAge Holding Corp.	$	$

(1)
See “Underwriting (Conflicts of Interest)” for a description of compensation payable to the underwriters.

We have granted the underwriters the option for a period of 30 days after the date of this prospectus to purchase up to an additional 2,500,000 shares of our common stock at the initial public offering price less the underwriting discount.
The underwriters expect to deliver the shares of common stock against payment in New York, New York on                 , 2021.
J.P. MorganBarclaysGoldman Sachs & Co. LLCCitigroup
Baird William Blair Piper Sandler Capital One Securities
 Loop Capital Markets Siebert Williams Shank Roberts & Ryan
Prospectus dated                 , 2021.

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.
For investors outside of the United States, neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.
Through and including                           , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

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PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. For a more complete understanding of us and this offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes. Some of the statements in this prospectus are forward-looking statements. See “Forward-Looking Statements.”
Unless the context otherwise requires, the terms “InnovAge,” the “Company,” “our company,” “we,” “us” and “our” in this prospectus refer to InnovAge Holding Corp. and, where appropriate, its consolidated subsidiaries. The term “Principal Shareholders” refers to the investment funds affiliated with Apax Partners (“Apax”) and Welsh, Carson, Anderson & Stowe (“WCAS”), respectively.
Overview
We are the leading healthcare delivery platform by number of participants focused on providing all-inclusive, capitated care to high-cost, dual-eligible seniors. We directly address two of the most pressing challenges facing the U.S. healthcare industry: rising costs and poor outcomes. Our patient-centered care delivery approach meaningfully improves the quality of care our participants receive, while keeping them in their homes for as long as safely possible and reducing over-utilization of high-cost care settings such as hospitals and nursing homes. Our patient-centered approach is led by our interdisciplinary care teams, who design, manage and coordinate each participant’s personalized care plan. We directly manage and are responsible for all healthcare needs and associated costs for our participants. We directly contract with government payors, such as Medicare and Medicaid, and do not rely on third-party administrative organizations or health plans. We believe our model aligns with how healthcare is evolving, namely (1) the shift toward value-based care, in which coordinated, outcomes-driven, high-quality care is delivered while reducing unnecessary spend, (2) eliminating excessive administrative costs by contracting directly with the government, (3) focusing on the patient experience and (4) addressing social determinants of health.
We deliver our patient-centered care through the InnovAge Platform.   The InnovAge Platform consists of (1) our Interdisciplinary Care Teams (“IDTs”) and (2) our community-based care delivery model. The key attributes of the InnovAge Platform include:
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Our participant focus.   Our model is focused on caring for frail, high-cost, dual-eligible seniors. We define dual-eligible seniors as individuals who are 55+ and qualify for benefits under both Medicare and Medicaid. Our target participant population is the frail, nursing home-eligible subset of dual-eligible seniors to whom we refer as “high-cost, dual-eligibles” given their high healthcare acuity and the associated high level of spend. Our participants are among the most frail and medically complex individuals in the U.S. healthcare system. The typical InnovAge participant has, on average, nine chronic conditions and requires, on average, assistance with three or more Activities of Daily Living (“ADLs”), defined as basic tasks that must be accomplished daily for an individual to thrive. As a result, the average InnovAge participant has a Medicare risk adjustment factor (“RAF”) of 2.53. A higher RAF score indicates poorer health and higher predicted health care costs. The average InnovAge participant’s RAF is over 2.3 times higher than the 1.08 RAF of the average Medicare fee-for-service non-dual enrollee according to a 2019 analysis.

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Our interdisciplinary care teams.   Our IDTs are the core of our comprehensive clinical model. They design, manage and coordinate all aspects of each participant’s customized care plan. Our IDT structure is designed to enhance access to care for our participants and eliminate the information silos and gaps in care that often occur in traditional fee-for-service models. We are responsible for the totality of our participants’ medical and social needs, including primary and specialist care, in-home care, hospital visits, nutrition, transportation to our care centers and other medical appointments, pharmacy and behavioral health support.

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The composition of our IDTs reflects our comprehensive mandate and the complexity of our participants’ care needs. Each IDT convenes, at minimum, experts across at least 11 disciplines, from the primary care physician to the social worker, who are collectively responsible for managing all aspects of our participant’s care.

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Our care plans seek to mitigate challenges presented by participants’ social determinants of health. We provide food, transportation and in-home assistance to remove barriers to accessing care and promote a safe in-home living environment for our participants.

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Our community-based care delivery model.   Our model delivers care across a continuum of community-based settings. Our multimodal approach leverages our care centers, the participant’s home, and telehealth to deliver comprehensive care to our participants in the most appropriate and cost-effective setting, while enabling participants to live in their homes and communities. The InnovAge Platform is designed to be a higher touch care model compared to many of our peers, and our providers interact with our participants daily across multiple settings. As an example, a representative participant (1) visits the center approximately six times per month (prior to the COVID-19 pandemic), (2) receives daily in-home support and (3) has 24/7 virtual access to an IDT member. Each care plan is individualized by the IDT to include a set of interactions tailored to each participant’s needs. We believe our high-touch, integrated approach results in high-quality care and better outcomes for our participants.

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Our direct contracting relationships with federal and state governments.   We directly contract with government payors, such as Medicare and Medicaid, through the Program of All-Inclusive Care for the Elderly (“PACE”) and receive a capitated payment to manage the totality of a participant’s medical care. The capitated payment model gives us flexibility to invest in a comprehensive care delivery model, which delivers value-added services that are not typically covered in a fee-for-service environment. As a result of our direct contracts with government payors, we capture 100% of the premium and do not rely on administrative intermediaries, such as health plans, to recruit participants or administer our contracts. Our model is designed to generate savings for federal and state governments compared to the nursing home alternative. For the year ended June 30, 2020, approximately 99.5% of our total revenue was derived from capitation agreements with government payors. We have developed strong relationships with Medicare and Medicaid agencies through our participation in PACE and believe we are well positioned to participate in future direct contracting opportunities with government payors.

According to the Centers for Medicare & Medicaid Services (“CMS”), healthcare spending in the United States was greater than $3.6 trillion in 2018, and Medicare and Medicaid combined accounted for greater than $1.3 trillion spent on the care of approximately 125 million individuals. In 2018, there were approximately 12 million individuals simultaneously enrolled in Medicare and Medicaid that we estimate accounted for approximately $464 billion, representing 34% of combined Medicare and Medicaid spend. Our focus is on the most frail, complex subset of dual-eligible seniors who represent some of the highest-cost individuals in the U.S. healthcare system. Based on our estimated market of approximately 2.2 million PACE-eligibles in the United States, we estimate that our total addressable market is approximately $200 billion. Currently, only approximately 55,000 individuals among the 2.2 million nursing home-eligible, dual-eligible seniors we target receive care from a PACE provider, based on a November 2020 report from the National PACE Association. Over the next eight years, the National PACE Association is targeting a PACE enrollment increase at a compound annual growth rate (“CAGR”) of approximately 17%.
We believe the traditional fee-for-service reimbursement model in healthcare does not adequately incentivize providers to efficiently manage this complex population. Dual-eligible seniors must navigate a disjointed, separately administered set of Medicare and Medicaid benefits, which often results in uncoordinated care delivered in silos. Our vertically integrated care model and full-risk contracts incentivize us to coordinate and proactively manage all aspects of a participant’s health. Costs under the PACE program are estimated to be 13% lower on average than for a comparable dual-eligible population aged 65 and older under Medicaid, based on an analysis of available data by the National PACE Association as of November 2020, and our costs are estimated to be approximately 8% lower on a weighted average basis than costs for comparable fee-for-service Medicare beneficiaries, based on our analysis of the most recent Dartmouth Atlas data from 2017. Importantly, we believe we deliver significantly better health outcomes. Our care model reduces unnecessary or avoidable medical spend. We estimate that across our mature markets, our participants on average have 16% fewer hospital admissions and 73% fewer low- to medium-severity emergency room visits relative to a comparable Medicare fee-for-service population with similar risk scores for which data is available. In addition, our participants have a 25% lower 30-day hospital readmission rate compared to a frail, dual-eligible or disabled waiver population. In addition to reducing spend, we also focus on ensuring our participants are satisfied and receive high-quality care. Our participant satisfaction, based on a survey of a random sample of participants and administered by an independent third party as of June 30, 2020, is 89%. Our participants live, on average, 1.5 years longer than comparable populations who choose nursing home care, based on a U.S. Department of Health and Human Services (“HHS”) report dated June 27, 2017.
We believe the InnovAge Platform has enabled us to create a healthcare model where all constituencies involved—participants, their families, providers and government payors—“Win.”
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Participants.   We enable our participants to remain in their homes and communities and age independently. We leverage our differentiated care delivery model to improve the health of our participants, avoid unnecessary hospitalizations and nursing home stays, and greatly improve our participants’ experience with the healthcare system.

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Families.   By taking over many aspects of care, such as transportation to appointments, we reduce the caregiving burden on participants’ family members. We believe families receive “peace of mind” knowing their loved ones are well taken care of and that they have a clear point of contact with our IDTs.

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Providers.   We enable our providers to focus on taking care of patients by providing them with meaningful clinical and administrative support.

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Government payors.   We provide government payors with fiscal certainty through our capitated payment arrangements and reduced medical and social costs for frail, high-cost, dual-eligible seniors. Costs under the PACE program are estimated to be 13% lower on average than for a comparable dual-eligible population aged 65 and older under Medicaid, and our costs are estimated to be approximately 8% lower on a weighted average basis than costs for comparable fee-for-service Medicare beneficiaries, based on our analysis of the most recent Dartmouth Atlas data from 2017.

We believe our strong value proposition to each constituency translates into a superior economic model. We directly contract with Medicare and Medicaid on a per member, per month (“PMPM”) basis, which creates recurring revenue streams and provides significant visibility into our revenue growth trajectory. We receive 100% of the pooled capitated payment to directly provide or manage the healthcare needs of our participants. By proactively providing high-quality care and addressing risks related to social determinants of health, we have demonstrated our ability to reduce avoidable utilization of high-cost care settings, such as hospitals and nursing homes. As a result, we create a surplus that can be used to invest in refining our care model and providing even greater social supports for our participants. These investments further improve participants’ experiences and health outcomes, which we believe will result in more savings that will drive our profitable growth. The virtuous cycle we have created enables us to consistently deliver high-quality care, achieve high participant satisfaction and retention, and attract new participants. We believe that continuing to drive medical cost savings over a growing participant census will deliver an even greater surplus to our organization, enabling us to invest in more participant programs, evolve our care model, enhance our technology and fund new centers.
We have a record of driving profitable growth and achieving compelling unit economics. For the fiscal year ended June 30, 2020, all of our centers had a positive Center-level Contribution Margin, and our mature de novo centers opened in the last six years have generated positive Center-level Contribution Margins in fewer than 12 months of operation. For a discussion of Center-level Contribution Margin, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key business metrics and non-GAAP measures—Center-level contribution margin.” For a discussion of our mature de novo centers opened in the last six years, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Key Factors Affecting Our Performance—Our Ability to Build De Novo Centers within Existing and New Markets.”
We have demonstrated an ability to scale successfully, expanding our model to a network of 16 centers in five states, which provided care for approximately 6,400 participants during the year ended June 30, 2020. As of December 2020, our eligible participant penetration rate is, on average, 13% across our existing markets, and as the only designated PACE provider in most of the MSAs that we serve, we believe there is significant runway for further growth. For the fiscal years ended June 30, 2019 and 2020, our total revenues were $465.6 million and $567.2 million, respectively, representing a year-over-year growth rate of 22%. For the fiscal years ended June 30, 2019 and 2020, our net income was $19.1 million and $25.8 million, respectively, representing a year-over-year growth rate of 35.1%, while Adjusted EBITDA was $51.7 million and $65.9 million, respectively, representing a year-over-year growth rate of 27.6%. Over the same period, our net income margin expanded from 4.1% to 4.5% and Adjusted EBITDA margin expanded from 11.1% to 11.7%. For the six months ended December 31, 2019 and 2020, our total revenues were $269.9 and $309.9, respectively, representing a period-over-period growth rate of 14.8%. For the six months ended December 31, 2019 and 2020, our net income was $5.8 million and $(40.2) million, respectively, while Adjusted EBITDA was $25.4 million and $45.7 million, respectively, representing a period over period growth rate of 80.1%. Over the same period, our net income margin changed from 2.1% to (13.0)% and Adjusted EBITDA Margin expanded from 9.4% to 14.8%. See “—Summary Consolidated Financial Data” for a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP measure, and the definitions of Adjusted EBITDA and Adjusted EBITDA margin. Our experience driving profitable growth and expanding geographically underscores our confidence in our ability to successfully execute on the growth opportunities ahead. We intend to substantially increase the number of centers we operate in new and existing markets to bring our innovative care model to more frail, high-cost, dual-eligible seniors and their families across the country.
Industry Challenges
Unsustainable and rising healthcare costs
Healthcare spending in the United States has grown at approximately 5% per year from 2013 to 2018, and in 2018 represented $3.6 trillion of annual spend, or 17.7% of U.S. GDP. The overall growth rate of healthcare spending is expected to accelerate due to the aging population. Furthermore, the government’s share of total healthcare spend through programs such as Medicare and Medicaid is expected to grow from approximately 37% today to more than 40% as early as 2025, indicating faster growth in government-sponsored healthcare than the overall market.
Government healthcare spend is disproportionally concentrated in the dual-eligible population, who typically suffer from multiple chronic conditions and require long-term services and supports. In 2018, dual-eligible seniors represented 20% and 18% of the Medicare and Medicaid populations, respectively, but we estimate that they accounted for 34% and 35% of spending, respectively, in these programs. Medicare and Medicaid spend on average three times more per capita on a dual-eligible senior than a Medicare-only senior. Improved care management of dual-eligible seniors is critical to reducing the rapid growth in government healthcare spending in the United States.
Highly fragmented, uncoordinated healthcare system
The U.S. healthcare system is complex and highly fragmented, resulting in piecemeal care delivery across different providers who each lack a complete picture of the patient. Furthermore, this dynamic often makes the healthcare system difficult for patients to navigate. Primary, acute, behavioral and long-term care providers need to work together to effectively manage a patient’s care, yet, today, they work in silos. This lack of care coordination can result in missed or inaccurate diagnoses, gaps in care, unnecessary spend and ultimately sub-optimal patient outcomes.
High-cost, dual-eligible seniors are at high risk of falling through the cracks of the U.S. healthcare system. Few government-sponsored programs other than PACE bring together the Medicare and Medicaid benefit for these individuals, creating further barriers to delivering coordinated care. Dual-eligible beneficiaries are among the most medically complex, high-frequency users of healthcare services. The typical InnovAge participant has, on average, nine chronic conditions and requires, on average, assistance with three or more ADLs. A lack of coordination across providers can have severe consequences given the high occurrence of chronic illnesses and other underlying health issues in this population.
Prevalence of wasteful spending and sub-optimal outcomes
A 2019 study, published in the Journal of the American Medical Association, estimated that approximately 25% of all annual healthcare spending is for unnecessary services, excessive administrative costs, fraud and other inefficiencies creating waste. At current spending levels, this represents approximately $760 billion to $935 billion of wasteful spending. Furthermore, CMS’s national healthcare expenditure data indicate that in 2018, approximately 8.4% of healthcare spending was for administrative activities and health insurance expenditures, representing approximately $306 billion of healthcare spending that is not tied to the direct provision of care.
In 2019, based on projections made by the Office of the Actuary of CMS, hospital care was estimated to be the largest category of healthcare spending in the United States, representing 33% of the total spend. Proper management of chronic conditions and targeted interventions to mitigate challenges presented by social determinants of health can significantly reduce the incidence of acute episodes, which are the main driver of emergency room visits and hospitalization among the dual-eligible senior population. Healthcare spending on nursing care facilities and continuing care retirement communities reached approximately $175 billion in 2019, based on projections made by the Office of the Actuary of CMS. Similar to spend on hospitals and other high-acuity care settings, we believe many of these dollars can ultimately be saved by providing proactive treatment and investing in proper medical and social supports to enable frail seniors to live in their homes and communities.
Despite high levels of spending, the U.S. healthcare system struggles to produce better health outcomes and delivers low levels of patient and provider satisfaction. Life expectancy in the United States was 78.7 years in 2018, compared to 82.4 years in comparable developed countries, and patient satisfaction with the healthcare system is low.

Payment structures are evolving to address healthcare issues
Policymakers and healthcare experts generally acknowledge that the fee-for-service model is not designed to deliver on the “triple aim” of providing low-cost, high-quality care while improving the patient experience. Historically, healthcare delivery was oriented around reactive care for acute events, which resulted in the development of a fee-for-service payment model. By linking payments to the volume of encounters and pricing for higher complexity interventions, the fee-for-service model does not incentivize providers to practice preventative medicine or manage patients in lower cost settings. Rather, many policymakers and healthcare experts believe it unintentionally creates the opposite result—acute, episodic care delivered in high-cost settings that unnecessarily drive up the total cost of healthcare.
High-cost, dual-eligible seniors require proactive, coordinated care plans to address their medical acuity, need for long term support and risks related to social determinants of health. Without personalized, patient-centered care that removes barriers to treatment, high-cost, dual-eligible seniors would continue to over-utilize healthcare in higher-cost settings, such as emergency rooms and nursing homes.
Government payors have responded by incentivizing a transition to value-based reimbursement models for dual-eligible seniors. A recent example of this has been the growth of the PACE program.
PACE is a government-sponsored, provider-led managed care program focused on enabling frail dual-eligible seniors who qualify to live in a nursing home to age independently in their homes. PACE providers receive a monthly risk-adjusted payment for each participant (PMPM) directly from Medicare and Medicaid to manage the totality of medical care an enrolled participant needs. Fully capitated models, such as PACE, incentivize organizations to better manage chronic conditions to avoid high-cost acute episodes and to invest in services that fall outside the scope of a fee-for-service model. These services, such as care coordination and ancillary support to remove barriers created by social determinants of health, can have a significant impact on a participant’s overall health.
InnovAge manages participants that are, on average, more complex and medically fragile than other Medicare-eligible patients, including those in Medicare Advantage (“MA”) programs. As a result, we receive larger payments for our participants compared to MA participants. This is driven by two factors: (1) we manage a higher acuity population, with an average RAF score of 2.53 compared to an average RAF score of 1.08 for Medicare fee-for-service non-dual enrollees; and (2) we manage Medicaid spend in addition to Medicare. Our comprehensive care model and globally capitated payments are designed to cover participants from enrollment until the end of life, including coverage for participants requiring hospice and palliative care.
The successful clinical approaches of PACE helped inform certain aspects of the Center for Medicare and Medicaid Innovation’s recently announced Direct Contracting Program set to begin in 2021. The Direct Contracting Program aims to create value-based payment arrangements directly with provider groups for their current Medicare fee-for-service patients. By transitioning from fee-for-service arrangements to value-based payments, CMS expects healthcare providers will be financially incentivized to simultaneously improve quality while lowering the cost of care and focusing on patient experience, as is done in PACE today.
Legacy healthcare delivery infrastructure has been slow to transition from fee-for-service to value-based care models
In order for the shift to value-based payment models to drive meaningful results, we believe there must be a corresponding shift in care delivery models. While there has been significant investment by providers, payors and technology companies in developing solutions to enable higher-quality and lower-cost care, the healthcare industry is still heavily reliant on fee-for-service reimbursement models.
The novel coronavirus disease (“COVID-19”) pandemic has amplified several flaws in the current legacy healthcare delivery system. Traditional healthcare providers have faced dwindling fee-for-service visits in light of stay-at-home orders, government restrictions and general patient fear of medical settings. This has not only reduced revenues for traditional providers, but has strained their ability to provide necessary care for their patients. Patients with chronic conditions in the fee-for-service system have found themselves unable to access care because the broader healthcare system could not rapidly shift services from institutions to home-based environments. Patients in long-term care facilities, such as nursing homes, have found themselves in an even worse position. The highly contagious nature of the virus that causes COVID-19 combined with the higher mortality rate in frail seniors created devastating conditions that led to many avoidable deaths. As of December 4, 2020, 5% of all U.S. COVID-19 cases could be linked to long-term care facilities, according to The New York Times, but those cases translated into 38% of all U.S. COVID-19-related deaths.
Providers that operate comprehensive value-based models, like us, were better positioned to quickly pivot their care delivery approach to safely treat patients in virtual and home-based settings without losing any revenue. We believe the COVID-19 pandemic has further highlighted the need for integrated, multimodal value-based care delivery models.
Our Market Opportunity
We have designed the InnovAge Platform to bring high-touch, comprehensive, value-based care to frail, high-cost, dual-eligible seniors, who are among the most medically complex patients in the U.S. healthcare system. We are one of the largest healthcare platforms focused on frail, dual-eligible seniors, and we serve participants primarily through PACE. We have built the largest PACE-focused operation in the country based on number of participants; we are twice the size of our closest PACE-focused competitor, more than 30 times larger than the typical PACE operator and the only for-profit PACE operator with a footprint in three or more states. Given our scale and track record of success across geographies, we believe we are well-positioned to capitalize on a significant market opportunity to provide care to frail, high-cost, dual-eligible seniors.
Our care model targets the most complex, frail subset of the dual-eligible senior population. Our target market is estimated at approximately 2.2 million, representing seniors who we believe are dually eligible for Medicare and Medicaid and meet the nursing home eligibility criteria for PACE. We prioritize high-density urban and suburban areas, where there are sizable numbers of frail dual-eligible seniors who would benefit most from our program. We leverage the InnovAge Platform to provide comprehensive, coordinated healthcare to enable our frail, nursing home-eligible seniors to live independently in their homes and communities. According to a 2011 study by the National Conference of State Legislatures and the AARP Public Policy Institute, 90% of people over age 65 want to stay in their home for as long as possible, and the InnovAge Platform empowers seniors to age independently in their own homes, on their own terms, for as long as possible.
Based on our experience and industry knowledge, we estimate an average annual revenue opportunity of $90,000 per participant ($7,500 PMPM). Based on our estimated market of approximately 2.2 million PACE eligibles in the United States, we estimate that our annual total addressable market is approximately $200 billion. Of these estimated PACE eligibles, only approximately 55,000 are enrolled in a PACE program, based on a November 2020 report from the National PACE Association. Historically, most of our participants received healthcare under fee-for-service Medicare and Medicaid prior to enrolling in our model. Over the next eight years, the National PACE Association is targeting a PACE enrollment increase at a CAGR of approximately 17%. As a result, we believe we have a substantial runway for growth by bringing our comprehensive value-based model of care to more frail, dual-eligible seniors across the country.
In addition to the sizable whitespace opportunity for growth in our market, a 2020 study conducted by The Commonwealth Fund found that the PACE model could effectively serve other high-cost, high-need populations, such as young adults with developmental or physical disabilities and adults with behavioral health conditions.
The InnovAge Platform:
Improving outcomes and reducing costs for high-cost, dual-eligible seniors
Our patient-centered approach is tailored to address the complex medical and social needs of our frail dual-eligible senior population. We leverage the InnovAge Platform to deliver comprehensive, highly coordinated healthcare to our participants. The InnovAge Platform consists of (1) our interdisciplinary care teams and (2) our community-based care delivery model.
Our interdisciplinary care teams
The IDT structure is core to our clinical model. Our IDTs design, manage and coordinate all aspects of each participant’s unique care plan and function as the core group of care providers to our participants.
Our IDT structure is designed to enhance access to care for our participants and eliminate information silos and gaps in care that frequently occur in a fee-for-service model. We are responsible for all of our participants’ medical care, and we coordinate care delivery across multiple settings. We deliver individualized care for each participant that addresses his or her specific medical conditions and social determinants of health. We deliver or manage primary and specialist care, in-home care, hospital visits, nutrition, transportation to our care centers and to other medical appointments, pharmacy and behavioral health. We leverage a technology suite, which we believe is powered by industry-leading clinical and operational information technology solutions to collect and analyze data, streamline IDT workflows and empower our teams with timely participant insights that improve outcomes.
Each IDT convenes, at a minimum, experts across at least 11 disciplines to collectively manage the complex care needs of each participant. The IDTs meet multiple times per week to discuss each participant’s care plan and closely monitor key clinical metrics to ensure each participant receives optimal treatment based on his or her current conditions.
Our community-based care delivery model
Our high-touch model delivers care across a continuum of community-based settings. Our multimodal approach leverages (1) the care center, (2) the home and (3) virtual care capabilities to deliver comprehensive care to our participants. Our capitated payment model gives us the flexibility to invest in care coordination, transportation and other services to mitigate challenges presented by participants’ social determinants of health, regardless of what is traditionally covered by insurance. As a result, our capabilities are not limited to what we are able to offer inside of our centers.
Our community-based care centers.   Our purpose-built community-based care centers are designed for the specific needs of our target population and serve as a medical and social hub for our participants. Our participants often spend the full day in these centers receiving medical treatment, meals and physical therapy and socializing with peers. Our care centers are larger than those of most other comparable care organizations and include dedicated spaces for medical care, physical therapy, behavioral health and dentistry, in addition to day-rooms and dining spaces for socialization among our participants. We incorporate population-specific design elements, such as grab bars and rounded hallways, to accommodate the frailty and the prevalence of dementia among our participant population. The size and design of our centers enable us to deliver a significant portion of our participants’ care in one location, simplifying the healthcare experience for participants and their families.

1303

InnovAge
8405 W. ALAMEDA AVE.

CALIFORNIA | COLORADO | NEW MEXICO | PENNSYLVANIA | VIRGINIA

InnovAge
InnovAge
MyInnovAge.org

InnovAge

WANDER LOOPS | HIGH CEILINGS | NATURAL LIGHT | LOCAL ARTWORK

SOFIA

Our in-home care capabilities.   Our in-home care capabilities enable our participants to live safely in their homes and avoid nursing homes to the extent safely possible. We directly deliver or manage all skilled and unskilled care a participant may require to live independently at home. Additionally, we have dedicated strategic partnerships with “hospital-at-home” providers to deliver acute care in-home when appropriate. In addition, we manage transportation not only to our centers but also to all third-party medical appointments. During the year prior to the COVID-19 pandemic, through February 29, 2020, in an average month, we provided over 61,000 one-way trips. Our capitated payment model gives us the flexibility to invest in home modifications, such as grab bars and shower chairs, to reduce falls and make the home safer for our seniors. We believe our presence in our participants’ homes gives us real-time insight into our participants’ health and enables us to positively influence many environmentally-driven social determinants of health.
Our virtual care capabilities.   Our virtual care capabilities give us the flexibility to deliver medical care and social services virtually when appropriate. Our physicians are equipped with several telehealth platforms to provide virtual care and utilize the option best suited for each individual participant’s preferences and needs. Our aim is to make virtual care access simple and convenient for our participants. In situations where a participant lacks access to a device or is unable to use telehealth technology on their own, we provide them with a device or dispatch a team member to their home to assist.
During the COVID-19 pandemic, we developed our telehealth capabilities to conduct more than 12,000 remote provider appointments, more than 62,500 telehealth visits, and more than 203,000 wellness phone calls as of November 22, 2020. The COVID-19 pandemic has highlighted the strength and adaptability of the InnovAge Platform and our community-based care delivery model. Though the COVID-19 pandemic has altered the mix of settings where we deliver care, our multimodal approach ensures our participants continue to receive the care they need.
Addressing social determinants of health.   We believe a key element of the success of our care delivery model is the provision of services that mitigate challenges presented by participants’ social determinants of health. According to America’s Health Insurance Plans (“AHIP”), social determinants of health are responsible for more than 70% of a person’s health. We designed our care delivery model to address the following areas:
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Economic stability

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Transportation

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Physical environment

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Community and social context

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Food and nutrition

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Health literacy

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Fitness

Our technology suite
Our technology suite supports our ability to deliver consistent, high-quality care to our participants at scale. Our fully capitated care model is operationally complex; it requires coordination among dozens of different providers per participant, real-time integration of clinical data from disparate sources and predictive analytics to enable effective interventions. We license a suite of third-party clinical technologies that we use to create a comprehensive view of our participants’ health, empowering our IDTs to make optimal care decisions. We leverage what we believe to be industry-leading reporting and predictive analytics solutions to collect and analyze data, stratify our population and uncover actionable participant insights.
Our impact
Our care model has consistently demonstrated sound quality outcomes, consistent financial returns and high participant satisfaction scores.
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Improving clinical outcomes and reducing unnecessary utilization.   Our care model is designed to proactively manage chronic conditions, which reduces unnecessary acute episodes, and to treat participants in the most appropriate care setting. We estimate that across our mature markets, our participants on average have 16% fewer hospital admissions and 73% fewer low- to medium-severity emergency room visits relative to a comparable Medicare fee-for-service population with similar risk scores for which data is available. In addition, our participants have a 25% lower 30-day hospital readmission rate compared to a frail, dual-eligible or disabled waiver population from 2016 to 2019.
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Reduction in cost.   The InnovAge Platform consistently lowers healthcare costs for the government, as described below:

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Medicaid:   The capitation rates paid by Medicaid are designed to result in cost savings relative to expenditures that would otherwise be paid for a comparable nursing facility-eligible population not enrolled under the PACE program. On average, costs under the PACE program are estimated to be 13% lower than for a comparable dual-eligible population aged 65 and older under Medicaid.

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Medicare:   We estimate that our program costs are approximately 8% lower on a weighted average basis than costs for comparable fee-for-service Medicare beneficiaries.

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Families and individuals:   The majority of our participants and their families pay little to no out-of-pocket costs for our care.

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Increased longevity.   Our participants live, on average, 1.5 years longer than comparable populations who choose nursing home care.

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Participant satisfaction.   Our participants are highly satisfied with our service. Our participant satisfaction, based on a survey of a random sample of participants and administered by an independent third party as of June 30, 2020, was 89%.

Our track record of profitable growth
We have a record of driving profitable growth and achieving compelling unit economics. For the fiscal year ended June 30, 2020 and the six months ended December 31, 2020, our consolidated Center-level Contribution Margin, expressed as a percentage of revenue, was 24.9% and 27.3%, respectively, and all of our centers had a positive Center-level Contribution Margin (other than our expansion center in Pennsylvania, which opened in November 2020). Our mature de novo centers opened in the last six years have generated positive Center-level Contribution Margins in fewer than 12 months of operation.
We believe our track record of successfully operating across different markets gives us an advantage when opening centers in existing and new geographies. We aim to grow the InnovAge Platform to positively impact the lives of more frail, dual-eligible seniors and drive long-term value for our key stakeholders: participants and their families, government payors and providers.
Our Value Proposition
We believe that the InnovAge Platform has enabled us to create a healthcare model where all constituencies involved, including participants, their families, providers and government payors, have the ability to “Win.” Therefore, we “Win” through a virtuous cycle that promotes growth and drives our financial results.
Our participants “Win” by enjoying a better patient experience, improved health outcomes and remaining in their homes and communities for longer
We leverage our differentiated care delivery model to improve the health of our participants and help them avoid unnecessary hospitalizations and nursing home care. We enable our participants to remain in their homes and age independently. As a result, over 90% of our participants live in their preferred setting: their home or community. Our care model also delivers superior clinical outcomes: our participants have fewer hospital admissions, fewer low- to medium-severity emergency room visits and lower 30-day hospital readmission rates. Our participants live, on average, 1.5 years longer than comparable populations who choose nursing home care, based on the HHS report dated June 27, 2017. Our care model is not “one size fits all,” it is customized to the unique needs of each participant. This approach leads to high levels of participant satisfaction with our program.

Families “Win” as we reduce their caregiving burden and provide “peace of mind”
We significantly reduce the caregiving burden on the families of our participants. Our model handles all transportation to and from medical appointments and center visits, helps participants with ADLs, and creates social outlets for participants to reduce isolation. Most importantly, we believe we offer “peace of mind” to our participants’ families who know their loved one’s complex needs are cared for. “Friends and family” of participants remain one of our largest referral sources for recruiting new participants.
Our providers “Win” as they are able to focus on improving the lives of their patients
We enable our providers to focus on taking care of patients by providing them with meaningful clinical and administrative support. We remove the pressure of trying to optimize visit volume by rewarding quality, not quantity, of care. We estimate that our providers (1) have a smaller number of participants to care for and spend more time with each participant than providers in similar care organizations, and (2) benefit from the support of a multidisciplinary team.
Government payors “Win” through fiscal certainty and lower costs
We provide fiscal certainty through our capitated payment arrangements and reduce the cost of both medical and long-term support and services for high-cost, dual-eligible seniors. Costs under the PACE program are estimated to be 13% lower on average than for a comparable dual-eligible population aged 65 and older under Medicaid, based on an analysis of available data by the National PACE Association as of November 2020, and our costs are estimated to be approximately 8% lower on a weighted average basis than costs for comparable fee-for-service Medicare beneficiaries, based on our analysis of the most recent Dartmouth Atlas data from 2017.
Our Competitive Advantages
We are the leading healthcare delivery platform by number of participants focused on providing all-inclusive, capitated care to high-cost, dual-eligible seniors. We are twice the size of our closest PACE-focused competitor and more than 30 times larger than the typical PACE operator. Our size and scale confer significant competitive advantages that further differentiate us in the marketplace.
Visionary leadership team with mission-focused culture
The members of our world-class senior leadership team, led by our President and Chief Executive Officer, Maureen Hewitt, have an average of 20 years of healthcare experience. Together, they have built one of the best run businesses in the healthcare provider industry. In 2016, Ms. Hewitt had the vision to convert InnovAge from a not-for-profit entity to a for-profit entity. This conversion allowed us to increase our agility in the marketplace and access the required capital to grow our footprint nationally and reach more participants. Since the for-profit conversion, the number of participants under our care grew 106.0% from the fiscal year ended June 30, 2016 to the fiscal year ended June 30, 2020. In the same period, our total revenues grew 143%, reflecting a 25% CAGR, and our revenue grew organically at a 16% CAGR, which excludes contribution from acquired centers.
Ms. Hewitt and the senior leadership team’s commitment have fostered a mission-focused, participant-centered culture that drives our leading performance in managing frail dual-eligible seniors. Our team is diverse and purpose-built to represent the communities we serve. Additionally, the majority of our senior leaders have had direct experience as a primary caregiver for a loved one. Our senior leadership team’s firsthand experiences providing care for elderly family members drives a dedicated commitment to our mission.
Our robust operating platform
We have standardized and streamlined our operations across markets and have invested meaningfully in the corporate infrastructure needed to drive participant satisfaction, manage healthcare costs and improve clinical outcomes at scale. Because of our scale, we have been able to invest in dedicated, well-staffed teams for all of our corporate and market-level functions. As a result, our physicians can focus on providing care and are not as burdened with additional administrative demands. Our scale also enables us to make large, organization-wide investments in sales and marketing, technology and clinical infrastructure. We leverage established technology solutions to drive improvements in our operations. We have developed robust internal marketing and referral source development capabilities, including significant investments in digital marketing. Our regulatory expertise and de novo development engine differentiate us from other providers. Importantly, we have a robust compliance infrastructure and team. These platform advantages, coupled with our mission-focused culture, give us confidence in our ability to drive growth and bring our patient-centered care model to more frail, dual-eligible seniors.
Our ability to recruit and retain participants
Our ability to recruit and retain participants has resulted in 12% annual, organic census growth over the last four years. Despite our high levels of participant satisfaction, awareness of the PACE model among potential participants and their families has historically remained low. We estimate that approximately 3% of patients who are PACE-eligible are currently enrolled in a PACE program. Our scale enables us to invest in targeted sales and marketing capabilities to improve awareness of our program among potential eligible participants, which accelerates census growth. We take a multichannel approach to sales and marketing, relying on a mix of traditional provider referral sources in the community as well as leveraging targeted digital marketing. We have realigned our marketing strategy to focus more on digital channels during the COVID-19 pandemic and to reach those searching for senior care alternatives. For example, we increased the mix of marketing dollars spent on search engine advertising from 5% to 17% of our total media budget, helping to drive 145% year-over-year web traffic growth and over 20% year-over-year referral growth from this channel (each with respect to July through November 2020 as compared to the same period in 2019). We are proud of the fact that the friends and family of our participants remain one of our largest referral sources. We believe our average referral conversion rate of 38.5% across all referral sources is a testament to the value and attractiveness of our model. We experience very low levels of voluntary disenrollment, averaging 5% annually over the last two fiscal years, suggesting participants are highly satisfied with their care.
We have a diverse mix of referral sources as presented in the chart below, with an average referral conversion rate, as of September 30, 2020, of approximately 40% across all channels.
Access to capital
Although most companies in the broader managed healthcare industry operate as for-profit entities, the vast majority of our direct competitors are not-for-profit entities, which we believe limits their ability to access capital. Federal restrictions on for-profit PACE providers existed until 2015. We remain one of only five for-profit PACE providers in the country and are the largest multistate PACE-focused operator by number of participants. We are an early adopter of the for-profit PACE structure in a market with limited precedents. As a result, we have devoted resources to engaging with our non-profit community partners, some of which are unaccustomed to working with for-profit organizations, to familiarize them with our business model.
As part of our growth-oriented mindset, we have strategically deployed our capital to achieve scale and make the PACE care delivery model accessible to more frail, dual-eligible seniors. As a result, we have attracted private investments from leading financial institutions and, upon completion of this offering, we expect we will be the largest publicly traded healthcare provider focused on serving frail, dual-eligible seniors. We believe our ability to attract investors and access capital will accelerate our growth plans and provides flexibility to simultaneously invest in sales and marketing efforts, de novo centers and strategic acquisitions, all of which will further solidify our leadership position in a fragmented, growing market.
We have a first mover advantage in an industry with high barriers to entry
Our industry has high barriers to entry driven by regulatory complexity, operating model complexity and to the cost associated with opening new locations. Furthermore, state and federal governments typically restrict the number of providers who can operate in a designated market service area, often allowing only a single provider per metropolitan statistical area (“MSA”). We believe this dynamic creates significant first-mover advantages in new markets and ample runway for future growth. We have invested significant time and resources in partnering with state and federal governments to launch operations in new MSAs. We believe that each new program we build reinforces our competitive position.
We are built to scale nationally
We have proven our ability to execute our model in multiple geographies, as evidenced by the strength of our center-level performance across markets. In all of our markets, our mature de novo centers opened in the last six years generated positive Center-level Contribution Margins in fewer than 12 months of operation. This consistent performance highlights the predictability of our model and gives us the conviction to continue investing in building centers, hiring top-tier talent and attracting participants in new markets in order to drive long-term value creation.
We are one of the few providers operating a globally capitated care model. We have a long track record of successfully managing medical risk, driven by the strength of our operational playbook as well as our risk pool, which is more diversified than other PACE organizations. We believe that we have created a repeatable, data-driven playbook to expand our brand and operations across the United States, and we have made substantial investments to support each key component of our approach. The fundamental aspects of our expansion playbook include deep regulatory knowledge, a disciplined approach to site selection, a targeted sales and marketing approach, a concerted effort to recruit and develop talent, scalable underlying clinical technology and an efficient, uniform operating model.
We have invested in multimodal care delivery capabilities
The COVID-19 pandemic has highlighted the advantages of our multimodal care delivery capabilities. The COVID-19 pandemic has disrupted traditional channels of care delivery and created barriers to accessing care for many dual-eligible seniors. Our investment in in-home and virtual care capabilities outside of the four walls of our care centers has enabled us to execute on each participant’s care plan without disruption. We believe the adaptability of our model and our ability to effectively engage our participants in numerous ways, without negatively impacting our capitated revenue, differentiates us from other care providers.
Our Growth Strategy
Increase participant enrollment and capacity within existing centers
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We have driven 12% annual, organic census growth over the last four years.

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For the fiscal year ended June 30, 2020, our participant census was approximately 6,400 across our 16 centers in five states.

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Inclusive of two additional centers opened after June 30, 2020 and our in-progress and potential center expansion efforts, our centers are expected to have an average maximum capacity of 800 participants and are expected to be able to serve a total of approximately 14,500 participants, which we believe leaves ample runway to increase the number of participants we serve within our current footprint.

Build de novo centers
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We have a successful track record of building de novo centers and have five new opportunities in our pipeline for development in the next 24 months, including three in two new states.

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Given that our mature de novo centers opened in the last six years, on average, (1) required approximately $10 million to $20 million of upfront capital to build with less than 12 months to generate positive Center-level Contribution Margin, and (2) generate approximately $10 million to $20 million of annual Center-level Contribution Margin, we believe de novo centers generate compelling long-term unit economics and robust internal rates of return.

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We have demonstrated the portability of our platform across different geographies and have a prioritized list of target markets that we believe are optimal environments to launch the InnovAge Platform.

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Our approach to de novo developments includes building centers to our experience-based specifications, with flexibility for future center expansion factored into the blueprints where possible.

Execute tuck-in acquisitions
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We believe we are the logical acquiror in a fragmented market made up of mostly small local operators.

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Over the past two fiscal years, we have acquired and integrated three PACE organizations, expanding into one new state and four new markets through those acquisitions.

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By bringing acquired organizations under the InnovAge Platform, we are able to realize significant revenue growth and improve operational efficiency and care delivery post-integration.

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We believe there is a robust landscape of potential tuck-in acquisitions to supplement our organic growth, and that our known track record for improving and integrating acquired businesses while continuing to prioritize patient care positions us as the acquirer of choice in this market.

Reinvest in the InnovAge Platform to optimize performance
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We believe that our ongoing investment in the InnovAge Platform drives greater efficiency across our business, creating a virtuous cycle that allows us to continue growing.

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We plan to continually invest in technology improvements and seek to unlock new insights through enhanced data analytics capabilities that will advance our care model.

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We believe our investments will ultimately result in better health outcomes and lower medical costs for participants. As we continue to reduce medical costs, we expect to generate incremental savings that can be reinvested to support continuous improvement of the InnovAge Platform.

Impact of COVID-19
The rapid spread of COVID-19 around the world and throughout the United States has altered the behavior of businesses and people, with significant negative effects on federal, state and local economies, the duration of which is unknown at this time. The virus disproportionately impacts older adults, especially those with chronic illnesses, which describes our participants. To date, we have experienced or expect to experience the following impacts on our business model due to COVID-19.
Care Model.   Though the COVID-19 pandemic has altered the mix of settings where we deliver care, our multimodal model has ensured our participants continue to receive the care they need. As a result of the

COVID-19 pandemic, we have transitioned much of our care to in-home and telehealth services, while increasing participant visit volume and maintaining continuity of care. In addition to increased telehealth and in-home care, we repurposed our existing infrastructure and workforce to support care delivery during the COVID-19 pandemic. As an example, we leveraged our transportation infrastructure that normally drives participants to the centers to instead deliver food to participants in their homes, making over 117,000 deliveries since our centers were closed in March 2020.
Growth.   At the end of March 2020, we pivoted to a virtual enrollment model due to safety concerns for our employees and participants and to comply with local government ordinances. We have realigned our marketing strategy to focus more on digital channels during the COVID-19 pandemic and to reach those searching for senior care alternatives.
Revenue.   Our revenue is capitated and not determined by the number of times we interact with our participants face-to-face. As of June 30, 2020, we had not experienced a decline in revenue as a result of the COVID-19 pandemic.
Expenses.   We experienced higher center level contribution margins during the COVID-19 pandemic as a result of lower center-level cost of care. While we retained and, in many cases, repurposed our center-based staff to deliver care to participants in-home and via telemedicine as a result of the pandemic, the closure of our centers resulted in reduced transportation and facility operating costs. We did not experience material changes in our aggregate external provider costs as a result of the nondeferrable nature of most of our participants’ third-party medical needs.
For more detail on the impact of the COVID-19 pandemic on our business, see the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of COVID-19.”
Summary of Risks Related to Our Business, Regulation, Our Indebtedness, Our Common Stock and This Offering
There are a number of risks related to our business, regulation, our indebtedness, this offering and our common stock that you should consider before you decide to participate in this offering. You should carefully consider all the information presented in the section entitled “Risk Factors” in this prospectus. Some of the principal risks related to our business include the following:
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Under our PACE contracts, we assume all of the risk that the cost of providing services will exceed our compensation.   Approximately 99.2% and 99.5% of our revenue for the years ended June 30, 2019 and 2020, respectively, and approximately 99.5% of our revenue for the six months ended December 31, 2019 and 2020 is derived from capitation agreements with government payors in which we receive fixed PMPM fees. To the extent that our participants require more care than is anticipated and/or the cost of care increases, aggregate fixed capitation payments, may be insufficient to cover the costs associated with treatment. If, in aggregate, our expenses exceed the underlying capitation payment received, we will not be able to fund operations and pursue acquisitions.

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Our revenues and operations are dependent upon a limited number of government payors, particularly Medicare and Medicaid.   When aggregating the revenue associated with Medicare and Medicaid by state, Colorado, California and Virginia accounted for a total of approximately 81.5% and 81.8% of our capitation revenue for the year ended June 30, 2020 and the six months ended December 31, 2020, respectively. A majority of our revenues will continue to be derived from a limited number of key government payors, which may terminate their contracts with us upon the occurrence of certain events. The sudden loss of any of our government contracts or the renegotiation of any of our contracts could adversely affect our operating results and limit our ability to expand into new markets.

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Reductions in PACE reimbursement rates or changes in the rules governing PACE programs could have a material adverse effect on our financial condition and results of operations.   We receive a substantial

portion of our revenue through the PACE program, which accounted for 99.2% and 99.5% of our revenue for the years ended June 30, 2019 and 2020, respectively, and for 99.5% of our revenue for the six months ended December 31, 2019 and 2020. As a result, our operations are dependent on government funding levels for PACE programs. Any changes that limit or reduce general PACE rates could have a material adverse effect on our business, results of operations, financial condition and cash flows, restrict our ability to continue providing high quality care to our participants and limit our opportunities for growth.
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Our records and submissions to government payors may contain inaccurate or unsupportable information regarding risk adjustment scores of participants, which could cause us to overstate or understate our revenue and subject us to payment obligations or penalties.   The submission of erroneous data could result in inaccurate revenue and risk adjustment payments, which may be subject to correction or retroactive adjustment in later periods. CMS may audit PACE organizations’ risk adjustment data submissions. We could be required to refund a portion of the revenue that we received, which refund, depending on its magnitude, could have a material adverse effect on our business, results of operations, financial condition and cash flows. Moreover, substantial changes in the risk adjustment mechanism, including changes that result from enforcement or audit actions, could materially affect our capitated reimbursement.

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Non-renewal or termination of capitation agreements with government payors could have a material adverse effect on our business, results of operations, financial condition and cash flows.   If we enter into capitation contracts with unfavorable economic terms, or a capitation contract is adjusted to include unfavorable terms, we could suffer losses with respect to such contract. In addition, some states in which we operate undergo periodic reconciliations with respect to enrollments that present a risk to our business, results of operations, financial condition and cash flows.

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If we fail to adhere to all of the complex government laws and regulations that apply to our business, we could suffer severe consequences that could have a material adverse effect on our business, results of operations, financial condition, cash flows, reputation and stock price.   Our operations are subject to extensive federal, state and local government laws and regulations. The various laws and regulations that apply to our operations are often subject to varying interpretations and additional laws and regulations potentially affecting providers continue to be promulgated that may impact us. A violation or departure from any of the legal requirements implicated by our business may result in, among other things, government audits, decreased payment rates, significant fines and penalties, the potential loss of certification, recoupment efforts or retractions of reimbursement previously paid, voluntary repayments, exclusion from governmental healthcare programs, written warnings, corrective action plans, monitoring, reputational harm, suspension of new enrollment or the restriction of current enrollment, the withholding of payments under the PACE program agreement, and termination of the PACE program agreement, each of which could have a material adverse effect on our results of operations and our ability to grow our business.

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Our existing indebtedness could adversely affect our business and growth prospects.   As of December 31, 2020, we had $299.3 million outstanding under the Term Loan Facility and none outstanding under the Revolving Credit Facility (each as defined herein). As discussed under the section entitled “Recent developments — Entry into new credit facilities,” we expect to repay and terminate our existing Term Loan Facility and Revolving Credit Facility and replace them with the New Credit Facilities (defined herein). Our indebtedness may (1) limit funds otherwise available for financing our capital expenditures and pursuing our growth strategies by requiring us to dedicate a portion of our cash flows from operations to the repayment of debt and the interest on this debt, and (2) increase our vulnerability to rising interest rates. Our level of indebtedness may place us at a competitive disadvantage to our competitors that are not as highly leveraged. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds.

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We may not be able to generate sufficient cash flow to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.   Our ability to make scheduled payments or to refinance outstanding debt obligations depends on our financial and operating performance, which will be affected by prevailing economic, industry and competitive conditions and by financial, business and other factors beyond our control. Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in penalties or defaults, which would adversely impact our ability to incur additional indebtedness to fund our operating results or to support our growth strategies.

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Our Principal Shareholders control us, and their interests may conflict with ours or yours in the future.   Immediately after this offering, our Principal Shareholders will beneficially own approximately 87% of our common stock, or 86% if the underwriters’ exercise in full their option to purchase additional shares, which means that, based on their combined percentage voting power held after the offering, the Principal Shareholders together will control the vote of all matters submitted to a vote of our shareholders, which will enable them to control the election of the members of the Company board of directors (the “Board”) and all other corporate decisions. Accordingly, for such period of time, the Principal Shareholders will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers, decisions on whether to raise future capital and amending our charter and bylaws, which govern the rights attached to our common stock.

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An active, liquid trading market for our common stock may not develop, which may limit your ability to sell your shares.   The initial public offering price will be determined by negotiations between us and the underwriters and may not be indicative of market prices of our common stock that will prevail in the open market after the offering. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our common stock, which may impair our ability to raise capital to pursue our growth strategies, to continue to fund operations and to pursue acquisitions using our shares as consideration.

These and other risks are more fully described in the section entitled “Risk Factors” in this prospectus. If any of these risks actually occurs, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. As a result, you could lose all or part of your investment in our common stock.
Recent developments
Entry into new credit facilities
We anticipate entering into a new $75.0 million 5-year term loan (the “New Term Loan Facility”) and $100.0 million 5-year revolving credit facility (the “New Revolver” and together with the New Term Loan Facility, the “New Credit Facilities”). Interest on our New Term Loan Facility and borrowings under our New Revolver are each expected to bear interest at a rate of LIBOR (or a similar index for foreign currency borrowings) plus a margin that ranges from 175 basis points to 200 basis points, with a LIBOR floor of 0%. Together with proceeds from this offering and borrowings under the New Term Loan Facility, we expect to repay all outstanding indebtedness under our existing Term Loan Facility and terminate the existing Credit Agreement. We expect to enter into the New Credit Facilities shortly after the closing of this offering; however, there can be no assurance that we will be able to enter into the New Credit Facilities on the terms described herein or at all. The closing of this offering is not contingent upon the effectiveness of the New Credit Facilities; however, entry into the New Credit Facilities is conditioned on the consummation of this offering. For more information relating to the New Credit Facilities, see the section entitled “Description of certain indebtedness.”
Sacramento Warrant
On February 9, 2021, we entered into an amendment to our warrant agreement, dated as of March 18, 2019 (as amended, the “Sacramento Warrant”), pursuant to which our joint venture partner has the right to purchase up to $15.0 million of our common stock at an exercise price equal to the initial public offering price. The warrant is exercisable for one year beginning on the date of the consummation of this offering. Assuming an initial public offering price of $20.50, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, the Sacramento Warrant would be exercisable for 731,707 shares of our common stock. Please read “Related Party Transactions—Innovage Sacramento management service agreement and warrant agreement.”
Our Principal Shareholders
We have a valuable relationship with our Principal Shareholders, Apax and WCAS, which initially invested in the Company in 2020 and 2016, respectively. Immediately following this offering, our Principal Shareholders will beneficially own approximately 87% of our common stock (or 86% of our outstanding common stock if the underwriters’ option to purchase additional shares is exercised in full). We will enter into a Director Nomination Agreement with the Principal Shareholders that provides the Principal Shareholders the right to designate: (i) all of the nominees for election to our Board for so long as the Principal Shareholders collectively beneficially own at least 40% of the total number of shares of the Company's common stock collectively beneficially owned by the Principal Shareholders upon completion of this offering (and the exercise of any option of the underwriters to purchase additional shares), as adjusted for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or similar changes in the Company’s capitalization (the “Original Amount”); (ii) 40% of the nominees for election to our Board for so long as the Principal Shareholders collectively beneficially own less than 40% but at least 30% of the Original Amount; (iii) 30% of the nominees for election to our Board for so long as the Principal Shareholders collectively beneficially own less than 30% but at least 20% of the Original Amount; (iv) 20% of the nominees for election to our board for so long as the Principal Shareholders collectively beneficially own less than 20% but at least 10% of the Original Amount; and (v) one of the nominees for election to our Board for so long as the Principal Shareholders collectively beneficially own at least 5% of the Original Amount, which could result in representation on our Board that is disproportionate to our Principal Shareholders’ beneficial ownership. If the investment vehicle through which the Principal Shareholders hold their investment is dissolved after this offering, then each of Apax and WCAS will be permitted to nominate (i) up to three directors so long as it owns at least 25% of the Original Amount, (ii) up to two directors so long as it owns at least 15% of the Original Amount and (iii) one director so long as it owns at least 5% of the Original Amount, which could result in representation on our Board that is disproportionate to each of our Principal Shareholders’ beneficial ownership. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Director Nomination Agreement.”
Apax Partners
Apax is a leading global private equity advisory firm. For more than four decades, Apax has built specialist expertise across four industry sectors: Tech, Services, Healthcare and Internet/Consumer. To date, Apax has raised and advised funds with aggregate commitments of more than $60 billion.
The Apax funds have a strong track record of investing in the healthcare sector, having committed 7.6 billion euro of equity and completed approximately 90 investments across multiple geographies, including the U.S., Europe and Asia. Apax is able to draw on its decades of investment experience and global reach to identify attractive opportunities in the healthcare sector. Apax’s healthcare team is focused on four core sub-sectors: Medical Technology, Pharmaceuticals, Healthcare IT and Healthcare Services. Selected healthcare investments include Trizetto Corporation, Encompass Health, Kepro, Neuraxpharm, Unilabs, Vyaire, Candela, Genex, and Acelity.
Welsh, Carson, Anderson & Stowe
For over 40 years, WCAS has partnered with outstanding management teams to build leading healthcare and technology companies. WCAS has raised funds with aggregate commitments of approximately $27.0 billion. WCAS partners with healthcare companies that add value to the system by reducing costs and improving the quality of care. WCAS has made over 90 platform investments in the healthcare space representing more than $9.0 billion. Selected current and past healthcare investments related to InnovAge include Universal American, Matrix Medical, Ardent Healthcare, MultiPlan, naviHealth, CareSource and Partners in Primary Care.
General Corporate Information
InnovAge Holding Corp. was founded as a for-profit corporation in May 2016 for the purposes of purchasing all of the outstanding common stock of Total Community Options, Inc., which was formed in May 2007 as a not-for-profit. In connection with this offering, we changed the name of our company from TCO Group Holdings, Inc. to InnovAge Holding Corp. Our principal executive office is located at 8950 E. Lowry Boulevard, Denver, CO 80230. Our telephone number is (844) 803-8745. Our website address is www.InnovAge.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock. We are a holding company and all of our business operations are conducted through our subsidiaries.
This prospectus includes our trademarks and service marks such as “InnovAge,” which are protected under applicable intellectual property laws and are the property of us or our subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names.
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (3) the date on which we are deemed to be a large accelerated filer or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. We will be deemed to be a “large accelerated filer” at such time that we (a) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700.0 million or more as of the last business day of our most recently completed second fiscal quarter, (b) have been required to file annual and quarterly reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) for a period of at least 12 months and (c) have filed at least one annual report pursuant to the Exchange Act.
An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:
•
not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•
a requirement to present only two years of audited financial statements, plus unaudited condensed consolidated financial statements for any interim period and related discussion in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•
reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•
exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have elected to take advantage of certain of the reduced disclosure obligations regarding financial statements (such as not being required to provide audited financial statements for the fiscal year ended June 30, 2018 or five years of Selected Consolidated Financial Data) and executive compensation in this prospectus and expect to elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to our shareholders may be different than you might receive from other public reporting companies in which you hold equity interests.
In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We intend to take advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards under the JOBS Act until we are no longer an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods permitted under the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply with public company effective dates, such election would be irrevocable pursuant to the JOBS Act.

THE OFFERING
Common stock offered
16,666,667 shares.
Option to purchase additional shares
2,500,000 shares.
Common stock to be outstanding after this offering
133,187,279 shares.
Use of proceeds
We estimate that our net proceeds from this offering will be approximately $315.0 million, or approximately $363.1 million if the underwriters’ option to purchase additional shares is exercised in full, assuming an initial public offering price of $20.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our shareholders. We intend to use (i) $234.2 million of the net proceeds of this offering, together with proceeds from our New Credit Facilities, to repay all borrowings outstanding under the Term Loan Facility (as defined herein) (which borrowings had an interest rate of 7.75% as of December 31, 2020) and to fund the related prepayment fees and expenses, and (ii) $20.0 million of the net proceeds to satisfy an earn-out arrangement in connection with the August 2018 acquisition of NewCourtland LIFE Program in Pennsylvania (“NewCourtland”), and the remainder of such net proceeds will be used for general corporate purposes, including working capital, operating expenses and capital expenditures. See “Use of Proceeds” for additional information.
Controlled company
After this offering, assuming an offering size as set forth in this section, an investment vehicle affiliated with our Principal Shareholders will beneficially own approximately 87% of our common stock (or 86% of our common stock if the underwriters’ option to purchase additional shares is exercised in full). As a result, we expect to be a controlled company within the meaning of the corporate governance standards of Nasdaq. See “Management—Controlled Company Status.”
Risk factors
Investing in our common stock involves a high degree of risk. See “Risk Factors” elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Conflicts of interest
Affiliates of Capital One Securities, Inc. hold approximately $190.5 million of the aggregate principal amount of the existing Term Loan Facility, which will be repaid and terminated in connection with this offering. As a result, affiliates of Capital One Securities, Inc. will receive approximately 60% of the net proceeds of this offering, assuming an initial public offering price of $20.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. See “Use of Proceeds.” Accordingly, Capital One Securities, Inc. is deemed to have a conflict of interest within the meaning of Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Therefore, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a "qualified independent underwriter" is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of Rule 5121. Pursuant to FINRA Rule 5121, Capital One Securities, Inc. will not confirm sales of our common stock to any account over which it exercises discretionary authority without the prior written approval of the customer. For more information, see “Underwriting (Conflicts of Interest).”
Directed share program
At our request, the underwriters have reserved up to 833,333 shares of common stock, or 5% of the shares of common stock to be offered by this prospectus for sale, at the initial public offering price, through a directed share program. Shares purchased through the directed share program will not be subject to a lock-up restriction, except in the case of shares purchased by any of our directors or officers. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.
Proposed trading symbol
“INNV.”
The number of shares of common stock to be outstanding following this offering is based on 116,520,612 shares of common stock outstanding as of December 31, 2020 and excludes (i) 14,700,000 shares of common stock reserved for future issuance under our 2021 Omnibus Incentive Plan (the “2021 Plan”), which will be adopted in connection with this offering (including an aggregate of approximately 47,500 restricted stock units (“RSUs”) that we expect to grant to our employees (other than our executive officers and directors) upon completion of this offering, which RSUs would be settled for an equal number of shares of common stock and vest on the second anniversary of the grant date) and (ii) 731,707 shares of common stock issuable upon the exercise of the Sacramento Warrant, in each case assuming an initial public offering price of $20.50, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

Unless otherwise indicated, all information in this prospectus assumes:
•
the filing of our amended and restated certificate of incorporation and the adoption of our bylaws, each in connection with the closing of this offering; and

•
no exercise by the underwriters of their option to purchase up to 2,500,000 additional shares of common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following tables summarize our consolidated financial data. The summary consolidated statement of operations data for the years ended June 30, 2019 and 2020 and the summary consolidated balance sheet dated as of June 30, 2020 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The summary consolidated statement of operations data for the six months ended December 31, 2019 and 2020 and the summary consolidated balance sheet data as of December 31, 2020 are derived from our unaudited interim consolidated financial statements that are included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments that are necessary for the fair statement of our unaudited interim consolidated financial statements.
Our historical results are not necessarily indicative of the results that may be expected in any future periods, and our results for any interim period are not necessarily indicative of results that may be expected for any full year. You should read the summary historical financial data below in conjunction with the sections titled “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.
	Year ended June 30,		Six months ended December 31,
(dollars in thousands, except share and per share amounts)	2019	2020	2019	2020
Revenues
Capitation revenue	$461,766	$564,834	$268,550	$308,459
Other service revenue	3,864	2,358	1,380	1,418
Total revenues	465,630	567,192	269,930	309,877
Expenses
External provider costs	222,232	272,832	133,365	148,826
Cost of care (excluding depreciation and amortization)	132,770	153,056	75,180	76,357
Sales and marketing	16,460	19,001	9,777	8,743
Corporate, general and administrative	48,250	58,481	28,389	87,306
Depreciation and amortization	8,996	11,291	5,541	5,951
Equity loss	—	678	40	1,342
Other operating (income) expenses	(2,753)	920	(150)	(1,011)
Total expenses	425,955	516,259	252,142	327,514
Operating Income	39,675	50,933	17,788	(17,637)
Other Income (Expense)
Interest expense, net	(9,594)	(14,619)	(8,926)	(12,186)
Loss on extinguishment of debt	(3,144)	—	—	(991)
Other	(1,549)	(681)	(978)	44
Total other expense	(14,287)	(15,300)	(9,904)	(13,133)
Income (loss) before income taxes	25,388	35,633	7,884	(30,770)
Provision for income taxes	6,317	9,868	2,087	9,423
Net Income (Loss)	$19,071	$25,765	$5,797	$(40,193)
Less: net loss attributable to noncontrolling interests	(507)	(513)	(246)	(243)
Net Income (Loss) Attributable to the Company	$19,578	$26,278	$6,043	$(39,950)

	Year ended June 30,		Six months ended December 31,
(dollars in thousands, except share and per share amounts)	2019	2020	2019	2020
Weighted-average number of common shares outstanding — basic(1)	132,315,101	132,616,431	132,616,431	118,795,021
Weighted-average number of common shares outstanding — diluted(1)	134,034,459	135,233,630	133,174,001	118,795,021
Net Income per share — basic(1)	$0.15	$0.20	$0.05	$(0.34)
Net Income per share — diluted(1)	$0.15	$0.19	$0.05	$(0.34)
Pro Forma Per Share Data(2):
Pro forma net income (loss) per share:
Basic		$0.18		$(0.29)
Diluted		$0.17		$(0.29)
Pro forma weighted-average shares used in computing net income (loss) per share:
Basic		149,283,098		135,461,688
Diluted		151,900,297		135,461,688
Non-GAAP Financial Data:
Adjusted EBITDA(3)	$51,662	$65,909	$25,361	$45,673
Adjusted EBITDA margin(3)	11.1%	11.7%	9.4%	14.8%
	June 30, 2020	December 31, 2020
(dollars in thousands)	Actual	Actual	As adjusted(4)(5)
Consolidated Balance Sheets Data (at period end):
Cash and cash equivalents	$112,904	$77,321	$138,087
Working capital(6)	90,298	30,659	90,647
Total assets	409,634	374,707	435,473
Long-term debt, net of debt issuance costs (including current portion)	212,370	293,144	74,906
Total stockholders’ equity (deficit)	107,750	(31,289)	248,494
(1)    Subsequent to the issuance of the unaudited interim condensed consolidated financial statements as of and for the six months ended December 31, 2020, we identified an error in the calculation of the weighted-average number of common shares outstanding for the six months ended December 31, 2020 due to a computational error. The impact of correcting this error in the weighted-average number of common shares outstanding for the period is a decrease of 11,419,946 shares from 130,214,967 to 118,795,021, which results in a corresponding change to basic and dilutive earnings (loss) per share by $0.03 from $(0.31) to $(0.34) for the six months ended December 31, 2020.
Accordingly, the Company has restated the relevant unaudited interim consolidated financial statements and related footnote to correct for this error. Management has evaluated the materiality of this error and concluded that it is not material, individually or in the aggregate to the unaudited interim condensed consolidated financial statements as a whole.
(2)    Pro forma net income per share is computed by dividing pro forma net income by pro forma weighted-average shares outstanding. For the six months ended December 31, 2020 and the year end June 30, 2020, pro forma net income gives effect to the application of $234.2 million of the net proceeds to repay a portion of outstanding borrowings under our Term Loan Facility and fund the related prepayment fees and expenses as if the offering had occurred on July 1, 2020 or July 1, 2019, respectively, as set forth under “Use of Proceeds”. For the six months ended December 31, 2020 and the year ended June 30, 2020, pro forma per share information also gives effect to the issuance by us of 16,666,667 shares of common stock in this offering at an assumed initial public offering price of $20.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. This pro forma per share information is presented for informational purposes only and does not purport to represent what our net income or net income per share actually would have been had the offering and use of proceeds to repay a portion of outstanding borrowings under our Term Loan Facility therefrom occurred on July 1, 2019 or July 1, 2020, respectively, or to project our net income or net income per share for any future period. The pro forma per share information does not give effect to the new rate of interest that would be applicable to the extent the New Term Loan Facility under the New Credit Facilities was in effect on either July 1, 2019 or July 1, 2020 as applicable.
(3)   Adjusted EBITDA and Adjusted EBITDA margin are supplemental measures of operating performance monitored by management that are not defined under GAAP and that do not represent, and should not be considered as, an alternative to net income or net income margin, respectively, as determined by GAAP. We define Adjusted EBITDA as net income adjusted for interest expense, depreciation and amortization, and provision for income tax as well as addbacks for non-recurring expenses or exceptional items, including charges relating to management equity compensation, final determination of rates, M&A diligence, transaction and integration, business optimization, EMR transition, special employee bonuses, financing-related fees and contingent consideration. Adjusted EBITDA margin is Adjusted EBITDA expressed as a percentage of our total revenue less any exceptional, one-time revenue items. In the year ended June 30, 2020, we recognized a final determination of certain rates for capitation payments from the State of California in the amount of approximately $3.4 million, and in the six months ended

December 31, 2020, we recognized the CMS settlement payment related to End-Stage Renal Disease beneficiaries for calendar years 2010 through 2020 in the amount of approximately $2.2 million, each of which is deducted from total revenue for the specified period solely for purposes of calculating the corresponding Adjusted EBITDA margin. We believe that Adjusted EBITDA and Adjusted EBITDA margin are appropriate measures of operating performance because the metrics eliminate the impact of revenue and expenses that do not relate to our ongoing business performance, allowing us to more effectively evaluate our operating performance and compare the results of our operations from period to period. We use Adjusted EBITDA and Adjusted EBITDA margin to understand and evaluate our core operating performance and trends.
Each of Adjusted EBITDA and Adjusted EBITDA margin have limitations as analytical tools and should not be considered in isolation from, or as a substitute for, the analysis of other GAAP financial measures, including net income and net income margin. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net income (loss) and our other GAAP results. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed to imply that our future results will be unaffected by the types of items excluded from the calculation of Adjusted EBITDA. Our use of the term Adjusted EBITDA varies from others in our industry.
A reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP measure, for each of the periods indicated is as follows:
	Years ended June 30,		Six months ended December 31,
(dollars in thousands)	2019	2020	2019	2020
Net income	$19,071	$25,765	$5,797	$(40,193)
Interest expense, net	9,594	14,619	8,926	12,186
Depreciation and amortization	8,996	11,291	5,541	5,951
Provision for income tax	6,317	9,868	2,087	9,423
Management equity plan	727	543	272	572
Rate determination(a)	—	(3,372)	—	(2,158)
M&A diligence, transaction and integration(b)	2,528	2,718	1,465	58,784
Business optimization(c)	454	1,171	232	859
EMR transition(d)	—	1,078	638	269
Special employee bonuses(e)	3,127	1,278	523	—
Financing-related(f)	3,601	30	30	991
Contingent consideration(g)	(2,753)	920	(150)	(1,011)
Adjusted EBITDA	$51,662	$65,909	$25,361	$45,673
(a) For the fiscal year ended June 30, 2020, this reflects the final determination of certain rates for capitation payments from the State of California of approximately $3.4 million relating to the fiscal years ended June 30, 2016, 2017, 2018 and 2019, all of which we consider non-recurring. For the six months ended December 31, 2020, this reflects the CMS settlement payment of approximately $2.2 million related to End-Stage Renal Disease beneficiaries for calendar years 2010 through 2020.
(b) Reflects costs associated with due diligence, transaction and integration expenses for acquisitions explored or completed of approximately $2.5 million and $2.7 million for the years ended June 30, 2019 and 2020, respectively. For the six months ended December 31, 2020, primarily reflects such expenses related to the July 27, 2020 transaction between us, an affiliate of Apax and our existing equity holders entering into a securities purchase agreement (the "Apax Transaction") in the amount of approximately $58.8 million, relating to $42.2 million from the cancellation of options and the redemption of shares, $1.8 million relates to transaction specific bonuses, and $13.1 million of transaction fees and expenses, along with $1.7 million relating to payroll taxes and other administrative items.
(c) Reflects charges related to business optimization initiatives. Such charges relate to one-time investments in projects designed to enhance our technology systems and improve the efficiency of our operations.
(d) Reflects non-recurring expenses relating to the transition to a new electronic medical record vendor.
(e) Reflects non-recurring special bonuses paid to certain of our employees relating to shareholder dividend transactions that occurred in fiscal years 2018 and 2019.
(f) With respect to the fiscal year ended June 30, 2019, such amount includes $0.5 million related to fees and expenses incurred in connection with amendments to our Credit Agreement and $3.1 million related to a loss on extinguishment of debt incurred in connection with the refinancing of the Credit Agreement. With respect to fiscal year ended June 30, 2020 and the six months ended December 31, 2019, the amount reflects fees and expenses incurred in connection with amendments to our Credit Agreement. With respect to the six months ended December 31, 2020, the amount reflects a loss on extinguishment of debt incurred in connection with the refinancing of our Credit Agreement.
(g) Reflects fair value adjustment relating to the contingent consideration associated with our acquisition of NewCourtland.
(4)   Reflects (x) an adjustment to long-term debt, net of debt issuance costs (including current portion), to give effect to the $234.2 million of the net proceeds of this offering to repay a portion of outstanding indebtedness under our Term Loan Facility and fund the related prepayment fees and expenses, and (y) our sale of 16,666,667 shares of common stock in this offering at an assumed initial public offering price of $20.50 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us and reflecting the use of proceeds as described under “Use of Proceeds.”
(5)   A $1.00 increase or decrease in the assumed initial public offering price of $20.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease each of cash and cash equivalents, working capital, total assets and total stockholders’ equity on an as adjusted basis by approximately $15.7 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.
Each 1,000,000 increase or decrease in the number of shares offered would increase or decrease each of cash and cash equivalents, working capital, total assets and total stockholders’ equity on an as adjusted basis by approximately $19.3 million, assuming that the assumed initial public offering price per share for the offering remains at $20.50, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.
(6)   We define working capital as current assets less current liabilities.

Risk factors
Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto, before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose all or part of your investment. The ongoing COVID-19 pandemic may also have the effect of heightening many of the risks described in this “Risk Factors” section.
Because of the following factors, as well as other factors affecting our businesses, financial condition, operating results and prospects, past financial performance should not be considered a reliable indicator of future performance, and investors should not rely on historical trends to anticipate trends or results in the future.
Risks related to our business
Under our PACE contracts, we assume all of the risk that the cost of providing services will exceed our compensation.
Approximately 99.2% and 99.5% of our revenue for each of the years ended June 30, 2019 and 2020, respectively, and approximately 99.5% of our revenue for the six months ended December 31, 2019 and 2020 is derived from capitation agreements with government payors in which we receive fixed PMPM fees. While there are variations specific to each agreement, we generally contract with government payors to receive a fixed per member per month fee to provide or manage all healthcare services a participant may require while assuming financial responsibility for the totality of our participants’ healthcare expenses. This type of contract is often referred to as an “at-risk” or a “capitation” contract. To the extent that our participants require more care than is anticipated and/or the cost of care increases, aggregate fixed capitation payments, may be insufficient to cover the costs associated with treatment. If medical costs and expenses exceed the underlying capitation payment received, we will not be able to correspondingly increase our capitated payment and we could suffer losses with respect to such agreements.
Changes in our anticipated ratio of medical expense to revenue can significantly impact our financial results. Accordingly, the failure to adequately predict and control medical costs and expenses and to make reasonable estimates and maintain adequate accruals for incurred but not reported claims, could have a material adverse effect on our business, results of operations, financial condition and cash flows. Additionally, the Medicare and Medicaid expenses of our participants may be outside of our control in the event that participants take certain actions that increase such expenses, such as emergency room visits or preventable hospital admissions.
Historically, our medical costs and expenses as a percentage of revenue have fluctuated. Factors that may cause medical expenses to exceed estimates include:
•
the health status of participants requiring higher levels of care, such as nursing home care or higher incidents of hospitalization;

•
higher than expected utilization of new or existing healthcare services;

•
more frequent catastrophic medical cases (e.g. transplants);

•
an increase in the cost of healthcare services and supplies, whether as a result of inflation, wage increases, purchases of vaccines and personal protective equipment (“PPE”) as a result of the COVID-19 pandemic or otherwise;

•
changes to mandated benefits or other changes in healthcare laws, regulations and practices;

•
increased costs attributable to specialist physicians, hospitals and ancillary providers;

•
changes in the demographics of our participants and medical trends;

•
contractual or claims disputes with providers, hospitals or other service providers;

•
the occurrence of catastrophes, major epidemics or pandemics or acts of terrorism; and

•
the reduction of government payor payments.

Our revenues and operations are dependent upon a limited number of government payors, particularly Medicare and Medicaid.
Our operations are dependent on a limited number of government payors, particularly Medicare and Medicaid, with whom we directly contract to provide services to participants. We generally manage our contracts on a state by state basis, entering into a separate contract in each state. When aggregating the revenue associated with Medicare and Medicaid by state, Colorado, California and Virginia accounted for a total of approximately 81.5% and 81.8% of our capitation revenue for the year ended June 30, 2020 and the six months ended December 31, 2020, respectively. A majority of our revenues will continue to be derived from a limited number of key government payors, which may terminate their contracts with us upon the occurrence of certain events. The sudden loss of any of our government contracts or the renegotiation of any of our contracts could adversely affect our operating results. In the ordinary course of business, we engage in active discussions and renegotiations with government payors in respect of the services we provide and the terms of our agreements. As the states respond to market dynamics and financial pressures, and as government payors make strategic budgetary decisions in respect of the programs in which they participate, certain government payors may seek to renegotiate or terminate their agreements with us. Any reduction in the budgetary appropriations for our services, whether as a result of fiscal constraints due to recession, emergency situations such as the COVID-19 pandemic, changes in policy or otherwise, could result in a reduction in our capitated fee payments and possibly loss of contracts. These discussions could result in reductions to the fees and changes to the scope of services contemplated by our original contracts and consequently could negatively impact our revenues, business and prospects. See “—A pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide, including the ongoing outbreak of COVID-19, could adversely affect our business” and “—We conduct a significant percentage of our operations in the State of Colorado and, as a result, we are particularly susceptible to any reduction in budget appropriations for our services or any other adverse developments in that state.”
Because we rely on a limited number of government-funded agencies, namely CMS and state Medicaid agencies, for a significant portion of our revenues, we depend on federal funding, as well as the financial condition of the states in which we operate, and each state’s commitment to its participation in the PACE program. Government-funded healthcare programs in the states in which we operate face a number of risks, including higher than expected health care costs and lack of predictability of tax basis and budget needs. If the financial condition of the states in which we operate declines, our credit risk could increase.
Reductions in PACE reimbursement rates or changes in the rules governing PACE programs could have a material adverse effect on our financial condition and results of operations.
We receive a substantial portion of our revenue through the PACE program, which accounted for 99.2% and 99.5% of our revenue for the years ended June 30, 2019 and 2020, and approximately 99.5% of our revenue for the six months ended December 31, 2019 and 2020. As a result, our operations are dependent on government funding levels for PACE programs. Any changes that limit or reduce general PACE funding, such as reductions in or limitations of reimbursement amounts or rates under programs, reductions in funding of programs, expansion of benefits, services or treatments under programs without adequate funding, could have a material adverse effect on our business, results of operations, financial condition and cash flows.
The PACE programs and their respective reimbursement rates, payment structures and rules are subject to frequent change. These include statutory and regulatory changes, rate adjustments (including retroactive adjustments), administrative or executive orders and government funding restrictions, all of which may materially adversely affect the PACE rates at which we are compensated for our services. Budget pressures can lead federal and state governments to reduce or place limits on reimbursement rates and payment structures under PACE. Implementation of these and other types of measures has in the past and could in the future result in substantial reductions in our revenue and operating margins. The Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) and the Consolidated Appropriations Act, 2021, temporarily suspended the Medicare sequestration payment adjustment from May 1, 2020 through December 31, 2020, which would have otherwise reduced payments to PACE programs by 2%, but extended sequestration through 2030. We cannot predict what other deficit reduction, other payment reduction or budget enforcement initiatives may be proposed by Congress, whether Congress will attempt to restructure or suspend sequestration or the impact sequestration, other payment reductions or budget enforcement initiatives may have on our business.
Each year, CMS establishes the Medicare PACE benchmark payment rates by county for the following calendar year. Because a substantial portion of our revenue is through the PACE program, any negative changes to the PACE benchmark payment rates could have a material adverse effect on our business, results of operations, financial condition and cash flows. In addition, our PACE revenues may become volatile in the future, which could have a material adverse impact on our business, results of operations, financial condition and cash flows.
Reductions in reimbursement rates could have a material, adverse effect on our financial condition and results of operations or even result in rates that are insufficient to cover our operating expenses. For example, our external provider costs are driven by rates set by Medicare and Medicaid, which are outside of our control and may be negotiated in a manner unfavorable to us. Additionally, any delay or default by state governments in funding our capitated payments could materially and adversely affect our business, financial condition and results of operations.
Recent legislative, judicial and executive efforts to enact further healthcare reform legislation have caused the future state of reforms under the Affordable Care Act (the “ACA”) and many core aspects of the current U.S. healthcare system to be unclear. While specific changes and their timing are not yet apparent, enacted reforms and future legislative, regulatory, judicial, or executive changes, particularly any changes to the PACE program, could have a material adverse effect on our business, results of operations, financial condition and cash flows.
Our records and submissions to government payors may contain inaccurate or unsupportable information regarding risk adjustment scores of participants, which could cause us to overstate or understate our revenue and subject us to repayment obligations or penalties.
The claims and encounter records that we submit to government payors impact data that support the Medicare RAF scores attributable to participants. These RAF scores determine the payment we are entitled for the provision of medical care to such participants. The data submitted to CMS is based on diagnosis codes and medical charts that our employed, contracted, and noncontracted providers identify, record and prepare. CMS may periodically audit PACE organizations’ risk adjustment submissions. The submission of inaccurate, incomplete or erroneous data could result in inaccurate revenue and risk adjustment payments, which may be subject to correction or retroactive adjustment in later periods. This corrected or adjusted information may be reflected in financial statements for periods subsequent to the period in which the revenue was recorded. We might also need to refund a portion of the revenue that we received, which refund, depending on its magnitude, could have a material adverse effect on our business, results of operations, financial condition and cash flows. Historically, these true-up payments typically occur between May and August, but the timing of these payments is determined by CMS, and we have neither visibility nor control over the timing of such payments. From time to time, we may experience reconciliation issues as government payors modify or adopt new systems which may be reflected as provision for bad debt in our financial statements.

If CMS seeks repayment from us for payment adjustments as a result of its audits, we could also be subject to liability for penalties for inaccurate or unsupportable RAF scores provided by us or our providers. In addition, we could be liable for penalties to the federal government under the False Claims Act (the “FCA”) that range from $5,500 to $11,000 (periodically adjusted for inflation) for each false claim, plus up to three times the amount of damages caused by each false claim, which can be as much as the amounts received directly or indirectly from the government for each such false claim. Most recently, on June 19,2020, the Department of Justice issued a final rule announcing adjustments to FCA penalties, under which the per claim penalty range increases to a range from $11,665 to $23,331 for penalties assessed after June 19, 2020, so long as the underlying conduct occurred after November 2, 2015. There is a high potential for substantial penalties in connection with any alleged FCA violations.
Elements of the risk adjustment mechanism continue to be challenged, reevaluated, and revised by the U.S. Department of Justice, the HHS Office of the Inspector General (“HHS OIG”), and CMS. For example, CMS has indicated that payment adjustments will not be limited to errors identified in the sampled population, but that the error rate identified in the sample may also be extrapolated to all risk adjusted payments made under the PACE contract being audited. CMS has described its audit process as plan-year specific and stated that it will not extrapolate audit results for plan years prior to 2011. Because CMS has not stated otherwise, there is a risk that payment adjustments made as a result of one plan year’s audit would be extrapolated to prior plan years after 2011. In addition, proposed regulations relating to the Risk Adjustment Data Validation Audit (“RADV audit”) and extrapolation methodology have been outstanding since 2018 and may result in additional changes in recoupments arising from RADV audits.
There can be no assurance that a PACE organization will not be randomly selected or targeted for review by CMS or that the outcome of such a review will not result in a material adjustment in our revenue and profitability, even if the information we submitted to CMS is accurate and supportable. Substantial changes in the risk adjustment mechanism, including changes that result from enforcement or audit actions, could materially affect our capitated reimbursement.
Non-renewal or termination of capitation agreements with government payors could have a material adverse effect on our business, results of operations, financial condition and cash flows.
Under most of our capitation agreements with government payors, the state is generally permitted to adjust certain terms of the agreements from time to time. If a government payor exercises its right to adjust certain terms of the agreements, we are generally allowed a period of time to object to such adjustment. If we enter into capitation contracts with unfavorable economic terms, or a capitation contract is adjusted to include unfavorable terms, we could suffer losses with respect to such contract. In addition, some states in which we operate undergo periodic reconciliations with respect to enrollments that present a risk to our business, results of operations, financial condition and cash flows.
Our contracts with government payors may be terminated to the extent that state or federal funds are not appropriated at sufficient levels to fund our contracts or PACE programs in general. Certain of our contracts are terminable immediately upon the occurrence of certain events. Government payors may terminate, suspend or cancel our contracts, in whole or in part, for cause in the event of our noncompliance with the terms, conditions or responsibilities under the contracts, or if we are debarred or suspended from providing services by state or federal government authorities. CMS may also impose sanctions for noncompliance with regulatory or contractual requirements, including the suspension of enrollment of participants, the occurrence of which would adversely affect our operating results and our ability to pursue our growth strategies. If any of our contracts with government payors are terminated or if the government payors seek to renegotiate their contract rates with us, we may suffer a significant loss of revenue, which may adversely affect our operating results.
State and federal efforts to reduce healthcare spending could adversely affect our financial condition and results of operations.
Most of our participants are dually-eligible, meaning they are qualified for coverage under both Medicare and Medicaid when enrolled in our PACE program, and nearly all our revenue is derived from government payors. Medicaid is a joint federal and state funded program for healthcare services for the low income as well as certain higher-income individuals who qualify for nursing home level of care. Under broad federal criteria, states establish rules for eligibility, services and payment. PACE programs are administered at the state level and are financed by both state and federal funds. Medicaid spending has increased rapidly in recent years, becoming a significant component of state budgets. This, combined with slower state revenue growth, has led both the federal government and many states to institute measures aimed at controlling the growth of Medicaid spending, and in some instances reducing aggregate Medicaid spending. Due to budget constraints, including those resulting from the COVID-19 pandemic, we may experience negative Medicaid capitated rate payment pressure from certain states where we operate, such as Colorado, where we conduct a significant percentage of our operations.
In addition, as part of past attempts to repeal, replace or modify the ACA and as a means to reduce the federal budget deficit, there have in recent years been congressional efforts to move Medicaid from an open-ended program with coverage and benefits set by the federal government to one in which states receive a fixed amount of federal funds, either through block grants or per capita caps, and have more flexibility to determine benefits, eligibility or provider payments. If those changes are implemented, we cannot predict whether the amount of fixed federal funding to the states will be based on current payment amounts, or if it will be based on lower payment amounts, which would negatively impact those states that expanded their Medicaid programs in response to the ACA. We expect state and federal efforts to reduce healthcare spending to continue for the foreseeable future.
A pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide, including the ongoing outbreak of COVID-19, could adversely affect our business.
The severity, magnitude and duration of the current COVID-19 pandemic is uncertain and rapidly changing. Because of our business model, the full impact of the COVID-19 pandemic may not be fully reflected in our results of operations and overall financial condition until future periods. Additionally, any future pandemic, epidemic or outbreak of an infectious disease may adversely affect our business if one of the geographies we serve is affected by the outbreak, particularly at the onset of any such outbreak before response protocols have been developed. Specifically, if our participants fall ill due to an outbreak, we may experience a high level of unexpected deaths, increased costs, and other effects, including a loss of revenue, negative publicity, litigation and inquiries from government regulators.
Adverse market conditions resulting from the spread of the virus that causes COVID-19 could materially and adversely affect our business and the value of our common stock. Numerous state and local jurisdictions, including all markets where we operate, have imposed, and others in the future may impose, travel bans and restrictions, “shelter-in-place” orders or shutdowns, quarantines, curfews, executive orders and similar government orders and restrictions for their residents to control the spread of the virus that causes COVID-19. Such orders or restrictions have resulted in largely remote operations at our headquarters and centers, work stoppages among some vendors and suppliers, slowdowns and delays, travel restrictions and cancellation of events and have restricted the ability of our front-line outreach teams to host and attend community events, among other effects, thereby significantly impacting our operations. In addition, the COVID-19 virus disproportionately impacts older adults, especially those with chronic illnesses, which describes many of our participants.
The COVID-19 pandemic has significantly and temporarily increased demand for our telehealth and in-home offerings. The telehealth market is relatively new, and it is uncertain whether it will achieve and sustain high levels of demand, consumer acceptance and market adoption. Although our pivot to telehealth services has been a useful tool for providing remote care during the COVID-19 pandemic, the COVID-19 pandemic has limited our ability to provide in-person care. If our participants do not perceive the benefits of telehealth services, or if our services are not competitive, it could have a material adverse effect on our business, financial condition or results of operations. Similarly, individual and healthcare industry concerns or negative publicity regarding participant confidentiality and privacy in the context of telehealth could limit market acceptance of such healthcare services. In addition, some of our participants may lack access to telehealth devices, such as cell phones and/or computers, or may be unable to use the telehealth technology on their own. Because some of our participants may not be comfortable with a team member coming to their home to deliver face-to-face care or entering with a device to assist with using our telehealth services, participants may be reluctant to seek necessary care given their inability to use telehealth services, coupled with preference to stay at home due to the risks of the COVID-19 pandemic. This could have the effect of deferring healthcare costs that we will need to incur at later periods and may also affect the health of participants who defer treatment, which may cause our costs to increase in the future. Further, as a result of the COVID-19 pandemic, we may experience slowed growth or a decline in new participants.
Due to the COVID-19 pandemic, we may not be able to document the health conditions of our participants as completely as we have in the past. Medicare pays capitation using a “risk adjustment model,” which compensates providers based on the health status (acuity) of each individual participant. Participants with higher RAF scores necessitate larger capitated payments, and those with lower RAF scores necessitate smaller capitated payments. Medicare requires that a participant’s health issues be documented annually regardless of the permanence of the underlying causes. Historically, this documentation was required to be completed during an in-person visit with a participant, but CMS is now allowing documentation of conditions identified during qualifying telehealth visits with participants. However, given the disruption caused by the COVID-19 pandemic and the limitations relating to assessing the health needs of our participants through telehealth services described above, it is unclear whether we will be able to document the health conditions of our participants as comprehensively as we have historically, which may adversely impact our revenue in future periods. See “Risk Factors—Risks Related to Our Business—Our records and submissions to government payors may contain inaccurate or unsupportable information regarding risk adjustment scores of participants, which could cause us to overstate or understate our revenue and subject us to repayment obligations or penalties.”
On March 27, 2020, the CARES Act was signed into law. The CARES Act provides for $100.0 billion in funding for healthcare providers, including hospitals on the front lines of the COVID-19 pandemic, and subsequent COVID-19 economic relief legislation authorized additional funding to be distributed to healthcare providers. The state of Pennsylvania enacted Act 24 of 2020 (“Act 24”), which allocates $10.0 million in federal CARES Act funding to Managed Long Term Care Organizations to cover COVID-19 related costs. Our Pennsylvania centers were granted $1.0 million of funding from Act 24. As of June 30, 2020, we recognized $0.7 million of such funds and for the six months ended December 31, 2020, we recognized the remaining funds of $0.3 million. As a result of receiving this funding, we may be subject to audits and oversight by the federal government and Pennsylvania regulators, and there is no guarantee that the funds we received could not be subject to recoupment. Recipients are not required to repay these funds, provided that they attest to and comply with certain terms and conditions, including not using funds received to reimburse expenses or losses that other sources are obligated to reimburse, as well as certain audit and reporting requirements.
As of June 30, 2020, we incurred $3.5 million of COVID-19 related costs, and for the six months ended December 31, 2020, we incurred an additional $2.4 million of COVID-19 related costs. We expect our COVID-19 related expenses to continue to increase, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.
The extent and continued impact of the COVID-19 pandemic on our business will depend on certain developments, including: the duration and spread of the outbreak; government responses to the pandemic, including responses to state budget shortfalls; the impact on our participants and enrollment; the availability, effectiveness and receipt of vaccines by our participants and our employees; the impact on participant, industry or employee events; and the effect on our supply chains, all of which are uncertain and cannot be predicted. Because of our business model, the full impact of the COVID-19 pandemic may not be fully reflected in our results of operations and overall financial condition until future periods.
To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of amplifying many of the other risks described in this “Risk Factors” section, including but not limited to those relating to our ability to raise additional capital or generate sufficient cash flows necessary to fulfill our obligations under our existing indebtedness or to expand our operations.
We began operating as a for-profit company in 2016 and have limited operating history as a for-profit company. Accordingly, our historical and recent financial and business results may not be representative of what they may be in the future.
We were originally formed in 2007 as a not-for-profit company and converted to a for-profit company in 2016. Due to our relatively limited operating history as a for-profit company, our historical and recent financial and business results may not be representative of what they may be in the future. We have encountered and will continue to encounter significant risks and uncertainties frequently experienced by growing companies in rapidly changing and highly regulated industries, such as determining appropriate investments for our limited resources, competition from other providers, acquiring and retaining participants, hiring, integrating, training and retaining skilled personnel, unforeseen expenses and challenges in forecasting accuracy. Although we have successfully expanded our footprint outside of Colorado and our other existing geographies and intend to continue to expand into new geographies, we cannot provide assurance that any new centers we open, centers that we acquire, or new geographies we enter will be successful. If we are unable to increase participant enrollment, successfully manage our external provider costs or successfully expand into new geographies, our revenue and our ability to sustain profitability could be impaired. If we make acquisitions to expand our footprint, we may experience operational difficulties or challenges with integrating and realizing the benefits of such acquisitions and we may need to expend resources to ensure such centers are operating in compliance with regulatory and contractual requirements, as well as any corrective action plans. Additional risks include, but are not limited to, our ability to effectively manage growth, process, store, protect and use personal data in compliance with governmental regulations and contractual obligations and manage our obligations as a provider of healthcare services under Medicare, Medicaid and PACE. If our assumptions regarding these and other similar risks and uncertainties, which we use to plan our business, are incorrect or change as we gain more experience operating a for-profit business or due to changes in our industry, or if we do not address these challenges successfully, our operating and financial results could differ materially from our expectations and our reputation and business could suffer materially.
We expect to continue to increase our headcount and to hire or contract with more physicians, nurses and other specialized medical personnel in the future as we grow our business and open or acquire new centers. We will need to continue to hire, train and manage additional qualified information technology, operations and marketing staff, and improve and maintain our technology and information systems to properly manage our growth. If our new hires perform poorly, if we are unsuccessful in hiring, training, managing and integrating these new employees, if we are not successful in retaining our existing employees, or if we are unable to provide the care and services that our participants require in compliance with regulatory requirements our business may be adversely affected.
Our growth strategy may not prove viable, and we may not realize expected results.
Our business strategy is to grow rapidly by expanding our network of centers and is significantly dependent on adding center capacity in our existing markets, expanding into new geographies by developing de novo centers, executing on tuck-in acquisitions, recruiting new participants and directly contracting with government payors, such as Medicare and Medicaid. We seek growth opportunities both organically and through acquisitions, the availability and success of which may be impacted by factors outside of our control. Our ability to grow organically depends upon a number of factors, including recruiting new participants, finding suitable geographies that have aging populations and viable rate structures, entering into government payor arrangements in new jurisdictions, ensuring compliance with regulatory and contractual requirements, identifying appropriate facilities, purchasing facilities or obtaining leases, completing build-outs of new facilities within proposed timelines and budgets and hiring members of our IDTs and other employees. We cannot guarantee that we will be successful in pursuing our growth strategy. If we fail to evaluate and execute new business opportunities properly, we may not achieve anticipated benefits and may incur increased costs.

Our growth strategy involves a number of risks and uncertainties, including that:
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we may not be able to successfully enter into contracts with government payors and/or other healthcare providers on terms favorable to us or at all. In addition, we compete for government payor relationships with other potential players, some of whom may have greater resources than we do. This competition may intensify due to the ongoing consolidation in the healthcare industry, which may increase our costs to pursue such opportunities;

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we may not be able to recruit or retain a sufficient number of new participants to execute our growth strategy, and we may incur substantial costs to recruit new participants and we may be unable to recruit a sufficient number of new participants to offset those costs;

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we may not be able to identify optimal target markets for our de novo centers, have difficulty entering into our prioritized list of markets, or the de novo centers we build may require more capital than expected and not yield anticipated returns;

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we may not be able to hire sufficient numbers of physicians and other clinical staff, particularly on account of heightened demand for healthcare platforms on account of the COVID-19 pandemic;

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when expanding our business into new states, we may be required to comply with laws and regulations that may differ from states in which we currently operate; and

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we may have difficulty identifying appropriate acquisition targets, or make investments in acquisitions that we are unable to effectively integrate, involve associated risks or liabilities that we are unable to uncover in advance, or that require greater resources than anticipated (see “Risk factors—Risks related to our business—Security breaches, loss of data and other disruptions have in the past and could in the future compromise sensitive information related to our business or our participants, or prevent us from accessing critical information and expose us to liability, and could adversely affect our business and our reputation.”).

There can be no assurance that we will be able to successfully capitalize on growth opportunities, which may negatively impact our business model, revenues, results of operations and financial condition.
If we are unable to attract new participants, our revenue growth will be adversely affected.
To increase our revenue, our business strategy is to expand the number of centers and participants in our network. In order to support such growth, we must continue to recruit and retain a sufficient number of new participants both within our existing centers and in new centers. Our ability to do so depends in large part on the success of our sales and marketing efforts, which are subject to various federal and state laws and regulations that impact marketing. We are focused on frail, dual-eligible senior population and face competition from other healthcare providers and payors in the recruitment of potential participants. Therefore, we must demonstrate that our services provide a viable solution for potential participants. If we are unable to convince the frail, dual-eligible senior population of the benefits of the InnovAge Platform or if potential or existing participants prefer the healthcare provider model of one of our competitors, we may not be able to effectively implement our growth strategy, which depends on our ability to attract new participants. Participant enrollment for PACE is ongoing each month and require states to verify eligibility, a process which can result in delays in enrollment. Our inability to identify and recruit new eligible participants and retain existing participants would harm our ability to execute our growth strategy and may have a material adverse effect on our business operations and financial position.
We conduct a significant percentage of our operations in the State of Colorado and, as a result, we are particularly susceptible to any reduction in budget appropriations for our services or any other adverse developments in that state.
For the fiscal year ended June 30, 2020, 29.4% of our total revenues were derived from contracts with government agencies in the State of Colorado. Accordingly, any reduction in Colorado’s budgetary appropriations for our services, whether as a result of fiscal constraints due to recession, emergency situations such as the COVID-19 pandemic, changes in policy or otherwise, could result in a reduction in our capitated fee payments and possibly the loss of contracts. We recently completed negotiations relating to the capitated fee rates with government payors in the State of Colorado, which resulted in a low-single digit rate decrease applicable for the fiscal year ending June 30, 2021. This rate decrease was the result of COVID‑ 19-related budget pressure borne by the State of Colorado.
If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and participant satisfaction or adequately address competitive challenges.
We have experienced, and may continue to experience, rapid growth and organizational change, which has placed, and may continue to place, significant demands on our management and our operational and financial resources. For example, we completed our conversion from a not-for-profit to a for-profit organization in 2016. Additionally, our organizational structure may become more complex as we expand our operational, financial and management controls, as well as our reporting systems and procedures as a public company. We may require significant capital expenditures and the allocation of valuable management resources to grow and evolve in these areas. We must effectively increase our headcount, ensure our personnel have the necessary licenses and competencies and continue to effectively train and manage our employees. We will be unable to manage our business effectively if we are unable to alleviate the strain on resources caused by growth in a timely and successful manner. If we fail to effectively manage our anticipated growth and change or fail to ensure that the level of care and services provided by our employees complies with regulatory and contractual requirements, the quality of our services may suffer, which could negatively affect our brand and reputation, harm our ability to attract and retain participants and employees and lead to the need for corrective actions.
In addition, as we expand our business, it is important that we continue to maintain high levels of patient service and satisfaction. As our participant base continues to grow, we will need to expand our services and personnel to provide personalized participant care. If we are not able to continue to provide high quality healthcare that meets PACE requirements and generates high levels of participant satisfaction, our reputation, as well as our business, results of operations and financial condition would be adversely affected.
The healthcare industry is highly competitive.
We compete directly with national, regional and local providers of healthcare for participants and clinical providers. We also compete directly with payors and other alternate managed care programs for participants. There are many other companies and individuals currently providing healthcare services, many of which have been in business longer and/or have substantially more resources. Given the regulatory environment, there may be high barriers to entry for PACE providers; however, since there are relatively modest capital expenditures required for providing healthcare services, there are less substantial financial barriers to entry in the healthcare industry generally. Other companies could enter the healthcare industry in the future and divert some or all of our business. Our ability to compete successfully varies from location to location and depends on a number of factors, including the number of payors who run competitive programs in the local market, our local reputation for quality participant care, the commitment and expertise of our medical staff or contracted health care providers, our local service offerings and community programs, the cost of care in each locality, and the physical appearance, location and condition of our centers. If we are unable to attract participants to our centers our revenue and profitability will be adversely affected. Some of our competitors may have greater brand recognition and be more established in their respective communities than we are, and may have greater financial and other resources than we have. Further, our current or potential competitors may be acquired by third parties with greater available resources. Competing providers may also offer different programs or services than we do, which, combined with the foregoing factors, may result in our competitors being more attractive to our current participants, potential participants and referral sources. Furthermore, while we budget for routine capital expenditures at our centers to keep them competitive in their respective markets, to the extent that competitive forces cause those expenditures to increase in the future, our financial condition may be negatively affected. In addition, our contracts with government payors are not exclusive for PACE programs in California, and competitors in California could seek to establish contracts with the state Medicaid agency and CMS to serve PACE eligibles in our service areas. For example, the service area for our Sacramento, California center, opened July 1, 2020, overlaps with an existing PACE program in the region. Additionally, as we expand into new geographies, we may encounter competitors with stronger local community relationships or brand recognition, which could give those competitors an advantage in attracting new participants. Individual physicians, physician groups and companies in other healthcare industry segments, some of which have greater financial, marketing and staffing resources, may become competitors in providing health care services, and this competition may have a material adverse effect on our business operations and financial position.
Our presence is currently limited to Colorado, California, New Mexico, Pennsylvania and Virginia, and we may not be able to successfully establish a presence in new geographic markets.
We currently operate in Colorado, California, New Mexico, Pennsylvania and Virginia, and we recently announced plans to begin providing our services in Florida and Kentucky. For the fiscal year ended June 30, 2020, a majority of our revenue was driven by our businesses in Colorado. As a result, our exposure to many of the risks described herein are not mitigated by a diversification of geographic focus. To continue to expand our operations to other regions of the United States, we will have to devote resources to identifying and exploring such perceived opportunities. Thereafter, we will have to, among other things, recruit and retain qualified personnel, develop new centers and establish new relationships or contracts with physicians and other healthcare and services providers. In addition, we will be required to comply with laws and regulations of states that may differ from the ones in which we currently operate, and could face competitors with greater knowledge of such local markets. We anticipate that further geographic expansion will require us to make a substantial investment of management time, capital and/or other resources. There can be no assurance that we will be able to continue to successfully expand our operations in any new geographic markets.
Our overall business results may suffer from an economic downturn.
During periods of high unemployment, including as a result of the COVID-19 pandemic, governmental entities often experience budget deficits as a result of increased costs and lower than expected tax collections. These budget deficits at federal, state and local government entities have decreased, and may continue to decrease, spending for health and human service programs, including Medicare, Medicaid, PACE and similar programs, which represent nearly all of the payor sources for our centers.
Security breaches, loss of data and other disruptions have in the past and could in the future compromise sensitive information related to our business or our participants, or prevent us from accessing critical information and expose us to liability, and could adversely affect our business and our reputation.
In the ordinary course of our business, we create, receive, maintain, transmit, collect, store, use, disclose, share and process (collectively, “Process”) sensitive data, including protected health information (“PHI”) and other types of personal data or personally identifiable information (collectively, “PII” and, together with PHI, “PHI/PII”) relating to our employees, participants and others. We also Process and contract with third-party service providers to Process sensitive information, including PHI/PII, confidential information and other proprietary business information. We manage and maintain PHI/PII and other sensitive data and information using our on premise systems, and we plan to implement cloud-based computing center systems in the future. Third-party service providers that serve our participants may Process PHI/PII data either in their own on-site systems, at managed or co-located data centers, or in the cloud.
We are highly dependent on information technology networks and systems, including the internet, to securely Process PHI/PII and other sensitive data and information. Security breaches of this infrastructure, whether ours or of our third-party service providers, including physical or electronic break-ins, computer viruses, ransomware, attacks by hackers and similar breaches, and employee or contractor error, negligence or malfeasance, have occurred in the past, and have in the past and could in the future, create system disruptions, shutdowns or unauthorized access, acquisition, use, disclosure or modifications of such data or information, and could cause PHI/PII to be accessed, acquired, used, disclosed or modified without authorization, to be made publicly available, or to be further accessed, acquired, used or disclosed.
We use third-party service providers for important aspects of the Processing of employee and participant PHI/PII and other confidential and sensitive data and information, and therefore rely on third parties to manage functions that have material cybersecurity risks. Because of the sensitivity of the PHI/PII and other sensitive data and information that we and our service providers Process, the security of our technology platform and other aspects of our services, including those provided or facilitated by our third-party service providers, are important to our operations and business strategy. We have implemented certain administrative, physical and technological safeguards to address these risks; however, such policies and procedures may not address certain HIPAA requirements or address situations that could lead to increased privacy or security risks, and agreements with contractors and other third-party service providers who handle this PHI/PII and other sensitive data and information for us. However, some PACE organizations that we have acquired in the past or may acquire in the future may not have implemented such agreements with their third-party service providers, which may expose us to legal claims or proceedings, liability, and penalties. The organizations that we have acquired, or may acquire, may not have in place all of the required agreements, and to the extent we terminate contracts with such third-party service providers, we may not be able to ensure that the relevant PHI/PII of our participants is maintained in compliance with HIPAA. The training that we provide to our workforce and measures taken to protect our systems, the systems of our contractors or third-party service providers, or more generally the PHI/PII or other sensitive data or information that we or our contractors or third-party service providers Process may not adequately protect us from the risks associated with Processing sensitive data and information. We may be required to expend significant capital and other resources to protect against security breaches, to safeguard the privacy, security, and confidentiality of PHI/PII and other sensitive data and information, to investigate, contain, remediate, and mitigate actual or potential security breaches, and/or to report security breaches to participants, employees, regulators, media, credit bureaus, and other third parties in accordance with applicable law and to offer complimentary credit monitoring, identity theft protection, and similar services to participants and/or employees where required by law or otherwise appropriate. Despite our implementation of security measures, cyber-attacks are becoming more sophisticated, and frequent, and we or our third-party service providers may be unable to anticipate these techniques or to implement adequate protective measures against them or to prevent additional attacks. Our information technology networks and systems used in our business, as well as those of our service providers, may experience an increase in attempted cyber-attacks, seeking to take advantage of shifts to employees working remotely using their household or personal internet networks and to leverage fears promulgated by the COVID-19 pandemic. The success of any of these attempts could substantially impact our platform, and the privacy, security, or confidentiality of the PHI/PII and other sensitive data and information contained therein or otherwise Processed in the ordinary course of our business operations, and could ultimately harm our reputation and our business. In addition, any actual or perceived security incident or breach may cause us to incur increased expenses to improve our security controls and to remediate security vulnerabilities. We exercise limited control over our third-party service providers and, in the case of some third-party service providers, may not have evaluated the adequacy of their security measures, which increases our vulnerability to problems with services they provide.
A security breach, security incident, or privacy violation that leads to unauthorized use, disclosure, access, acquisition, loss or modification of, or that prevents access to or otherwise impacts the confidentiality, security, or integrity of, participant or employee information, including PHI/PII that we or our third-party service providers Process, could harm our reputation, compel us to comply with breach notification laws, cause us to incur significant costs for investigation, containment, remediation, mitigation, fines, penalties, settlements, notification to individuals, regulators, media, credit bureaus, and other third parties, complimentary credit monitoring, identity theft protection, training and similar services to participants and/or employees where required by law or otherwise appropriate, for measures intended to repair or replace systems or technology and to prevent future occurrences. We may also be subject to potential increases in insurance premiums, resulting in increased costs or loss of revenue.

If we or our third-party service providers are unable to prevent or mitigate security breaches, security incidents or privacy violations in the future, or if we or our third-party service providers are unable to implement satisfactory remedial measures with respect to known or future security incidents, or if it is perceived that we have been unable to do so, our operations could be disrupted, we may be unable to provide access to our systems, and we could suffer a loss of participants, loss of reputation, adverse impacts on participant and investor confidence, financial loss, governmental investigations or other actions, regulatory or contractual penalties, and other claims and liability. In addition, security breaches and incidents and other compromise or inappropriate access to, or acquisition or processing of, PHI/PII or other sensitive data or information can be difficult to detect, and any delay in identifying such breaches or incidents or in providing timely notification of such incidents may lead to increased harm and increased penalties.
Any such security breach or incident or interruption of our systems or those of any of our third-party service providers could compromise our networks or data security processes, and PHI/PII or other sensitive data and information could be made inaccessible or could be compromised, used, accessed, or acquired by unauthorized parties, publicly disclosed, lost or stolen. Any such interruption in access, compromise, use, improper access, acquisition, disclosure or other loss of information could result in legal claims or proceedings and/or liability or penalties under laws and regulations that protect the privacy, confidentiality, or security of PHI/PII, including, without limitation, the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (the “HITECH Act”), and their implementing regulations (collectively, “HIPAA”), the California Consumer Privacy Act (“CCPA”), other state PHI/PII privacy, security, or consumer protection laws, and state breach notification laws. Unauthorized access, loss or dissemination of PHI/PII could also disrupt our operations, including our ability to perform our services, access, collect, process, and prepare company financial information, provide information about our current and future services and engage in other participant and clinician education and outreach efforts.
Any such incident could also result in the compromise of our proprietary information, which could adversely affect our business and competitive position. While we maintain insurance covering certain security and privacy damages and claim expenses, we may not carry insurance or maintain coverage sufficient to compensate for all liability and in any event, insurance coverage would not address the reputational damage that could result from a security incident.
In February 2021, we became aware that a former third-party service provider of acquired organizations was the victim of a ransomware attack that occurred in December 2020. We believe that this attack resulted in the unauthorized access and exfiltration of the PHI/PII of over 2,000 of our participants. The investigation of this attack remains ongoing. Our acquired organization may not have had in place required agreements under HIPAA. We believe that this attack may have resulted in violations of HIPAA’s requirements. We are in the process of reporting this incident to affected participants, their personal representatives or their next of kin, the U.S. Department of Health and Human Rights Office for Civil Rights (“OCR”), media outlets, state regulators, and others. If we fail to make such notifications within the timelines required under HIPAA or other relevant laws it could result in further violations, fines, penalties, litigation, proceedings or enforcement action. In addition, it is possible that OCR and/or state regulators may initiate investigations of the Company and/or the former third-party service provider in connection with the incident, that the Company could be subject to civil penalties, resolution agreements, monitoring or similar agreements, or third party claims against the Company, including class-action lawsuits. Although this attack was against a former third party service-provider, we remain responsible under HIPAA for our participant’s PHI/PII, and any failure on our part to comply with HIPAA in connection with such data could subject us to civil penalties, resolution agreements, monitoring or similar agreements or other enforcement action. Because we have yet to confirm that this former third-party service provider has removed the PHI/PII of our participants from its servers and remediated any potential vulnerabilities that could have led to the attack or to future attacks, there may potentially be additional breaches relating to the PHI/PII of such participants whose data was compromised. In addition, future incidents of this nature that could occur with respect to our systems or the systems of our third-party service providers, as well as any other security incident or other misuse or disclosure of our participant or other data could lead to improper use or disclosure of Company information, including PHI/PII obtained from our participants, and information from employees. Any such incident or misuse of data could harm our reputation, lead to legal exposure, divert management attention and resources, increase our operating expenses due to the employment of consultants and third party experts and the purchase of additional security infrastructure, and/or subject us to liability, resulting in increased costs and loss of revenue. The perception that we do not adequately protect the privacy of information of our participants could inhibit our growth and damage our reputation.
We may be subject to legal proceedings, enforcement actions and litigation, malpractice and privacy disputes, which are costly to defend and could materially harm our business and results of operations.
We may be party to lawsuits and legal proceedings in the normal course of business. These matters are often expensive and disruptive to normal business operations. We may face allegations, lawsuits and regulatory inquiries, requests for information, audits and investigations regarding care and services provided to participants, the FCA, data privacy, security, labor and employment, consumer protection or intellectual property. We may also face allegations or litigation related to our acquisitions, securities issuances or business practices, including public disclosures about our business. Litigation and regulatory proceedings may be protracted and expensive, and the results are difficult to predict. Certain of these matters may include speculative claims for substantial or indeterminate amounts of damages and include claims for injunctive relief. Additionally, our litigation costs could be significant. Adverse outcomes with respect to litigation or any of these legal proceedings may result in significant settlement costs or judgments, penalties, fines and sanctions. In the event of compliance issues, sanctions could include civil monetary penalties, corrective action plans, monitoring, contract termination, and/or CMS and/or Medicaid agencies suspending or restricting enrollment with us, which could negatively impact our geographical expansion and revenue growth. We may also become subject to periodic audits, which would likely increase our regulatory compliance costs and may require us to change our business practices, which could negatively impact our revenue growth. Managing legal proceedings, regulatory inquiries, litigation and audits, even if we achieve favorable outcomes, is time-consuming and diverts management’s attention from our business.
The results of regulatory proceedings, investigations, inquiries, litigation, claims, and audits cannot be predicted with certainty, and determining reserves for pending litigation and other legal, regulatory and audit matters requires significant judgment. There can be no assurance that our expectations will prove correct, and even if these matters are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our reputation, business, financial condition, results of operations and the market price of our common stock.
We also may be subject to lawsuits under the FCA and comparable state laws for submitting allegedly fraudulent, inadequately supported or otherwise inappropriate bills for services to the Medicare and Medicaid programs. These lawsuits, which may be initiated by government authorities as well as private party relators, can involve significant monetary damages, fines, attorney fees and the award of bounties to private plaintiffs who successfully bring these suits, as well as to the government programs. In recent years, government oversight and law enforcement have become increasingly active and aggressive in investigating and taking legal action against potential fraud and abuse.
Furthermore, our business exposes us to potential medical malpractice, professional negligence or other related actions or claims that are inherent in the provision of healthcare services. The number of claims of this nature may increase on account of the impact of the COVID-19 pandemic. These claims, with or without merit, could cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business, harm our reputation and adversely affect our ability to attract and retain participants, any of which could have a material adverse effect on our business, financial condition and results of operations.
Although we maintain third-party professional liability insurance coverage, it is possible that claims against us may exceed the coverage limits of our insurance policies. Even if any professional liability loss is covered by an insurance policy, these policies typically have substantial deductibles for which we are responsible. Professional liability claims in excess of applicable insurance coverage could have a material adverse effect on our business, financial condition and results of operations. In addition, any professional liability claim brought against us, with or without merit, could result in an increase of our professional liability insurance premiums. Insurance coverage varies in cost and can be difficult to obtain, and we cannot guarantee that we will be able to obtain insurance coverage in the future on terms acceptable to us or at all. If our costs of insurance and claims increase, then our earnings could decline.
Our business depends on our ability to effectively invest in, implement improvements to and properly maintain the uninterrupted operation and data integrity of our information technology and other business systems.
Our business is highly dependent on maintaining effective information systems as well as the integrity and timeliness of the data we use to serve our participants, support our care teams and operate our business. Because of the large amount of data that we collect and manage, it is possible that hardware or software failures or errors in our systems could result in data loss or corruption or cause the information that we collect to be incomplete or contain significant inaccuracies. If our data were found to be inaccurate or unreliable due to fraud or other error, or if we, or any of the third-party service providers we engage, were to fail to maintain information systems and data integrity effectively, we could experience operational disruptions that may impact our participants and providers and hinder our ability to provide services, retain and attract participants, manage our participant risk profiles, establish reserves, report financial results timely and accurately and maintain regulatory compliance, among other things.
Our information technology strategy and execution are critical to our continued success. We must continue to invest in long-term solutions that will enable us to anticipate participant needs and expectations, enhance the participant experience, act as a differentiator in the market and protect against cybersecurity risks and threats. Our success is dependent, in large part, on maintaining the effectiveness of existing technology systems and continuing to deliver technology systems that support our business processes in a cost-efficient and resource-efficient manner, including through maintaining relationships with third-party providers of technology. Increasing regulatory and legislative changes will place additional demands on our information technology infrastructure that could have a direct impact on resources available for other projects tied to our strategic initiatives. In addition, recent trends toward greater participant engagement in health care require new and enhanced technologies, including more sophisticated applications for mobile devices. Connectivity among technologies is becoming increasingly important. Our failure to effectively invest in and properly maintain the uninterrupted operation and data integrity of our information technology and other business systems could adversely affect our results of operations, financial position and cash flow.
A failure to accurately estimate incurred but not reported medical expenses or the risk scores of our participants could adversely affect our results of operations.
External provider costs include estimates of future medical claims that have been incurred by the participant but for which the provider has not yet billed. These claim estimates are made utilizing actuarial methods and are continually evaluated and adjusted by management, based upon our historical claims experience and other factors, including an independent assessment by a nationally recognized actuarial firm. Positive or negative adjustments, if necessary, are made when the assumptions used to determine our claims liability change and when actual claim costs are ultimately determined.
Due to certain uncertainties associated with the factors used in these estimates and changes in the patterns and rates of medical utilization, materially different amounts could be reported in our financial statements for a particular period under different conditions or using different, but still reasonable, assumptions. It is possible that our estimates of this type of claim may be excessive or inadequate in the future and we may be obligated to repay certain amounts to CMS. In such event, our results of operations could be adversely impacted. Further, the inability to estimate these claims accurately may also affect our ability to take timely corrective actions, further exacerbating the extent of any adverse effect on our results of operations.

In addition, our operational and financial results will experience some variability depending upon the time of year in which they are measured. For example, medical costs vary seasonally depending primarily on the weather because certain illnesses, such as the influenza virus, are far more prevalent during colder months of the year. We typically expect to see higher levels of per-participant medical costs in the second and third quarters of our fiscal year.
Our use of “open source” software could adversely affect our ability to offer our services and subject us to possible litigation.
We may use open source software in connection with our services. Companies that incorporate open source software into their technologies have, from time to time, faced claims challenging the use of open source software and/or compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Such litigation could be costly and time consuming, divert the attention of management, and the outcomes may not be favorable. While the use of open source software may reduce development costs and speed up the development process, it may also present certain risks that may be greater than those associated with the use of third-party commercial software. For example, open source software is generally provided without any warranties or other contractual protections regarding infringement or the quality of the code, including the existence of security vulnerabilities.
We lease approximately half of our centers and may experience risks relating to lease termination, lease expense escalators, lease extensions and special charges.
We currently lease approximately half of our centers. Our leases are typically on terms ranging from four to 15 years, with multiple extension options. Each of our lease agreements provides that the lessor may terminate the lease, subject to applicable cure provisions, for a number of reasons, including the defaults in any payment of rent, taxes or other payment obligations or the breach of any other covenant or agreement in the lease. If a lease agreement is terminated, there can be no assurance that we will be able to enter into a new lease agreement on similar or better terms or at all.
Our lease obligations often include annual fixed rent escalators ranging between 2% and 3%. These escalators could impact our ability to satisfy certain obligations and financial covenants. If the results of our operations do not increase at or above the escalator rates, it would place an additional burden on our results of operations, liquidity and financial position.
As we continue to expand and have leases with different start dates, it is likely that some number of our leases will expire each year. Our lease agreements often provide for renewal or extension options. There can be no assurance that these rights will be exercised in the future or that we will be able to satisfy the conditions precedent to exercising any such renewal or extension. In addition, if we are unable to renew or extend any of our leases, we may lose all of the facilities subject to that master lease agreement. If we are not able to renew or extend our leases at or prior to the end of the existing lease terms, or if the terms of such options are unfavorable or unacceptable to us, our business, financial condition and results of operation could be adversely affected.
Leasing facilities pursuant to binding lease agreements may limit our ability to exit markets. For instance, if one facility under a lease becomes unprofitable, we may be required to continue operating such facility or, if allowed by the landlord to close such facility, we may remain obligated for the lease payments on such facility. We could incur special charges relating to the closing of such facility, including lease termination costs, impairment charges and other special charges that would reduce our profits and could have a material adverse effect on our business, financial condition or results of operations.
Our failure to pay the rent or otherwise comply with the provisions of any of our lease agreements could result in an “event of default” under such lease agreement and also could result in a cross default under other lease agreements and agreements for our indebtedness. Upon an event of default, remedies available to our landlords generally include, without limitation, terminating such lease agreement, repossessing and reletting the leased properties and requiring us to remain liable for all obligations under such lease agreement, including the difference between the rent under such lease agreement and the rent payable as a result of reletting the leased properties, or requiring us to pay the net present value of the rent due for the balance of the term of such lease agreement. The exercise of such remedies could have a material adverse effect on our business, financial position, results of operations and liquidity.
If certain of our suppliers do not meet our needs, if there are material price increases on supplies, if we are not reimbursed or adequately reimbursed for medical products we purchase or if we are unable to effectively access new technology or medical products, it could negatively impact our ability to effectively provide the services we offer and could have a material adverse effect on our business, results of operations, financial condition and cash flows.
We have significant suppliers that may be the sole or primary source of products critical to the services we provide, or to which we have committed obligations to make purchases, sometimes at particular prices. If any of these suppliers do not meet our needs for the products they supply, including in the event of a product recall, shortage or dispute, and we are not able to find adequate alternative sources, or if we experience material price increases from these suppliers that we are unable to mitigate, it could have a material adverse impact on our business, results of operations, financial condition and cash flows. In addition, the technology related to the products critical to the services we provide is subject to new developments which may result in the availability of superior products. If we are not able to access superior products or new medical products, including biopharmaceuticals or medical devices, on a cost-effective basis or if suppliers are not able to fulfill our requirements for such products, including PPE, we could face attrition with respect to our participants or health care providers and other personnel and other negative consequences which could have a material adverse effect on our business, results of operations, financial condition and cash flows.
Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork fostered by our culture and our business may be harmed.
We believe that our culture has been and will continue to be a critical contributor to our success. We expect to continue to hire additional personnel as we expand, and we believe our corporate culture has been crucial in our success and our ability to attract highly skilled personnel. If we do not continue to develop our corporate culture or maintain and preserve our core values as we grow and evolve, we may be unable to foster the innovation, curiosity, creativity, focus on execution, teamwork and the facilitation of critical knowledge transfer and knowledge sharing we believe we need to support our growth. Moreover, liquidity available to our employee shareholders following this offering could lead to disparities of wealth among our employees, which could adversely impact relations among employees and our culture in general. Our anticipated headcount growth and our transition from a private company to a public company may result in a change to our corporate culture, which could harm our business.
Competition for physicians and other clinical personnel or other factors could increase our labor costs and adversely affect our revenue, profitability and cash flows.
Our operations are dependent on the efforts, abilities and experience of our physicians and clinical personnel. We compete with other healthcare providers, primarily hospitals and other facilities, in attracting physicians, nurses and medical staff to support our centers, and recruiting and retaining qualified management and support personnel responsible for the daily operations of each of our centers. In some markets, the lack of availability of clinical personnel, such as nurses and mental health professionals, has become a significant operating issue facing all healthcare providers, which situation has been further exacerbated by the COVID-19 pandemic. This shortage may require us to continue to enhance wages and benefits to recruit and retain qualified personnel or to contract for more expensive temporary personnel. For the years ended June 30, 2019 and 2020 and the six months ended December 31, 2019 and 2020, our total center-level employee costs represented 20.7% and 19.1%, respectively, and 19.7% and 18.0%, respectively, of our revenue. We also depend on the available labor pool of semi-skilled and unskilled workers in each of the markets in which we operate.

If our labor costs increase, we may not be able to offset these increased costs. Because the vast majority of our revenue consists of prospective monthly capitated, or fixed, payments per participant, our ability to pass along increased labor costs is limited. In particular, if labor costs rise at an annual rate greater than our net annual consumer price index basket update from Medicare, our results of operations and cash flows will likely be adversely affected. Any union activity at our centers that may occur in the future could contribute to increased labor costs. Certain proposed changes in federal labor laws and the National Labor Relations Board’s modification of its election procedures could increase the likelihood of employee unionization attempts. Although none of our employees are currently represented by a collective bargaining agreement, to the extent a significant portion of our employee base unionizes, it is possible our labor costs could increase materially. Our failure to recruit and retain or contract with qualified management and medical personnel, or to control our labor costs, could have a material adverse effect on our business, prospects, results of operations and financial condition.
Negative publicity regarding the managed healthcare industry generally could adversely affect our results of operations or business.
Negative publicity regarding the managed healthcare industry generally, or the PACE program in particular, may result in increased regulation and legislative review of industry practices that further increase our costs of doing business and adversely affect our results of operations or business by:
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requiring us to change our integrated healthcare services model;

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increasing the regulatory, including compliance, burdens under which we operate, which, in turn, may negatively impact the manner in which we provide services and increase our costs of providing services;

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adversely affecting our ability to market our products or services through the imposition of further regulatory restrictions or guidelines regarding the manner in which plans and providers market to PACE enrollees; or

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adversely affecting our ability to attract and retain participants.

Our centers may be negatively impacted by pandemics, such as the COVID-19 pandemic, weather and other factors beyond our control.
Our results of operations may be adversely impacted by adverse conditions affecting our centers, including severe weather events such as tornadoes, hurricanes and widespread winter storms, earthquakes, public health concerns such as contagious disease outbreaks, epidemics and pandemics, such as the COVID-19 pandemic, violence or threats of violence or other factors beyond our control that cause disruption in provision of participant services, displacement of our participants, employees and care teams, or force certain of our centers to close temporarily. Our insurance coverage may not compensate us for losses that may occur in the event of an earthquake or other significant natural disaster. In certain geographic areas, we have a large concentration of centers that may be simultaneously affected by pandemics, such as the COVID-19 pandemic, adverse weather conditions or other events. Our future operating results may be adversely affected by these and other factors that disrupt the operation of our centers.
Risks related to regulation
If we fail to adhere to all of the complex government laws and regulations that apply to our business, we could suffer severe consequences that could have a material adverse effect on our business, results of operations, financial condition, cash flows, reputation and stock price.
Our operations are subject to extensive federal, state and local government laws and regulations, such as:
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Medicare, Medicaid, and PACE statutes and regulations;

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federal and state anti-kickback laws, which prohibit, among other things, the knowing and willful offer, payment, solicitation or receipt of any bribe, kickback or remuneration, whether in cash or in kind, for referring an individual, in return for ordering, leasing, purchasing or recommending or arranging for or to induce the referral of an individual or the ordering, purchasing or leasing of items or services covered, in whole or in part, by federal healthcare programs, such as Medicare and Medicaid, or by any payor;
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the federal Ethics in Patient Referral Act (“Stark Law”), which, subject to limited exceptions, prohibits physicians from referring Medicare or Medicaid patients to an entity for the provision of certain “designated health services” if the physician or a member of such physician’s immediate family has a direct or indirect financial relationship (including an ownership interest or a compensation arrangement) with an entity, and prohibit the entity from billing Medicare or Medicaid for such “designated health services”;

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state self-referral prohibition statutes, which generally follow the federal self-referral prohibition statute, but may apply to a smaller subset of financial relationships with physicians or a different set of services;

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the federal civil and criminal false claims laws, including the FCA and associated regulations, which impose civil and criminal penalties through governmental, whistleblower or qui tam actions, on individuals or entities for, among other things, knowingly submitting false or fraudulent claims for payment to the government or knowingly making, or causing to be made, a false statement in order to have a claim paid. When an entity is determined to have violated the FCA, the government may impose civil fines and penalties ranging from $11,665 to $23,331 for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;

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state false claims laws, which generally follow the FCA and apply to claims submitted to state healthcare programs, and state health insurance fraud laws that impose penalties for the submission of false or fraudulent claims by providers to commercial insurers or other payors of healthcare services;

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the federal Civil Monetary Penalties Statute and associated regulations, which impose civil fines for, among other things, the offering or transfer of remuneration to a Medicare or state healthcare program beneficiary if the person knows or should know such remuneration is likely to influence the beneficiary’s selection of a particular provider or supplier of services reimbursable by Medicare or a state healthcare program, unless an exception applies, and which authorize assessments and program exclusion for various forms of fraud and abuse involving the Medicare and Medicaid programs;

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the federal health care fraud statute and its implementing regulations, which created federal criminal laws that prohibit, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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federal and state laws regarding the Processing, protection, retention or destruction of health information or PHI/PII (e.g., HIPAA, CCPA) and the storage, handling, shipment, disposal and/or dispensing of pharmaceuticals and blood products and other biological materials, and many other applicable state and federal laws and requirements;

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state and federal statutes and regulations that govern workplace health and safety;

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federal and state laws and policies that require healthcare providers to maintain licensure, certification or accreditation to provide services to patients or to enroll and participate in the Medicaid programs, to report certain changes in their operations to the agencies that administer these programs and, in some cases, to re-enroll in these programs when changes in direct or indirect ownership occur;

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federal and state scope of practice and other laws pertaining to the provision of services by qualified health care providers; and

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federal and state laws pertaining to the provision of services by nurse practitioners and physician assistants in certain settings, including physician supervision of those services.

In addition to the above, federal and state manuals, guidance, coverage policies, and PACE contracts also impose complex and extensive requirements upon our operations. Moreover, the various laws, regulations and agency guidance that apply to our operations are often subject to varying interpretations, and additional laws and regulations potentially affecting healthcare organizations continue to be promulgated. A violation or departure from any of the legal requirements implicated by our business may result in, among other things, government audits, decreased payment rates, significant fines and penalties, the potential loss of licensure or certification, recoupment efforts or retractions of reimbursement previously paid, voluntary repayments, exclusion from governmental healthcare programs, written warnings, corrective action plans, monitoring, reputational harm, suspension of new enrollment or the restriction of current enrollment, the withholding of payments under the PACE program agreement, and termination of the PACE program agreement. These legal requirements are civil, criminal and administrative in nature depending on the law or requirement. We are subject to federal and state regulations that require PACE organizations to maintain fiscally sound operations, as defined by CMS and applicable state agencies. We submit regular financial reports to governmental authorities and are subject to routine financial reviews and audits by both CMS and state agencies. For example, federal and state governments evaluate our assets and liabilities, cash flows, and net operating surpluses against specific regulatory requirements. From time to time, federal and state authorities may identify aspects of the finances of our PACE organizations that do not comply with federal or state requirements and may require us to submit clarifications and/or take action to adjust the capitalization or other financial status of such entities.
We endeavor to comply with all legal requirements. We further endeavor to structure all of our relationships with physicians, providers, and other third parties to comply with state and federal anti-kickback and physician referral laws and other applicable healthcare laws. We utilize considerable resources to monitor laws and regulations and implement necessary changes. However, the laws and regulations in these areas are complex, changing and often subject to varying interpretations, and any failure to satisfy applicable laws and regulations could have a material adverse impact on our business, results of operations, financial condition, cash flows and reputation. We may face penalties, including penalties under the FCA, for failure to report and return government overpayments within 60 days of when the overpayment is identified and quantified. Additionally, the federal government has used the FCA to prosecute a wide variety of alleged false claims and fraud allegedly perpetrated against Medicare, Medicaid and other federally funded health care programs. Moreover, amendments to the federal Anti-Kickback Statute in the ACA make claims tainted by Anti-Kickback Statute violations subject to liability under the FCA, including qui tam or whistleblower suits. Given the high volume of claims processed by our various operating units, the potential is high for substantial penalties in connection with any alleged FCA violations.
In addition to the provisions of the FCA, the federal government can use several criminal statutes to prosecute persons who are alleged to have submitted false or fraudulent claims for payment to the federal government.
If any of our operations are found to violate these or other government laws or regulations, we could suffer severe consequences that would have a material adverse effect on our business, results of operations, financial condition, cash flows, reputation and stock price, including:
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suspension, termination or exclusion of our participation in government payment programs;

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refunds of amounts received in violation of law or applicable payment program requirements dating back to the applicable statute of limitation periods;

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loss of our licenses required to operate healthcare facilities, complete certain limited lab testing or administer prescription drugs in the states in which we operate;

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criminal or civil liability, fines, damages or monetary penalties for violations of healthcare fraud and abuse laws, including the Stark Law, Anti-Kickback Statute, Civil Monetary Penalties Statute and FCA, or other failures to meet regulatory requirements;

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enforcement actions by governmental agencies or state attorneys general and/or state law claims for monetary damages by patients or employees who believe their PHI/PII has been impermissibly used or disclosed or not properly safeguarded, or their rights with respect to PHI/PII have been protected, in violation of federal or state health privacy laws, including, for example and without limitation, HIPAA, CCPA, and the Privacy Act of 1974;

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mandated changes to our practices or procedures that significantly increase operating expenses;

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imposition of and compliance with corporate integrity agreements, monitoring agreements or corrective action plans that could subject us to ongoing audits and reporting requirements as well as increased scrutiny of our billing and business practices which could lead to potential fines, among other things;

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termination of various relationships and/or contracts related to our business, including joint venture arrangements, real estate leases and consulting agreements; and

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harm to our reputation, which could negatively impact our business relationships, affect our ability to attract and retain participants and healthcare professionals, affect our ability to obtain financing and decrease access to new business opportunities, among other things.

We are, from time to time, and may in the future be, a party to various lawsuits, demands, claims, governmental investigations, and audits (including investigations or other actions resulting from our obligation to self-report suspected violations of law) and other legal matters. Responding to subpoenas, requests for information, investigations and other lawsuits, claims and legal proceedings as well as defending ourselves in such matters will require management’s attention and cause us to incur significant legal expense. Negative findings or terms and conditions that we might agree to accept as part of a negotiated resolution of such matters could result in, among other things, substantial financial penalties or awards against us, substantial payments made by us, harm to our reputation, required changes to our business practices, exclusion from future participation in the Medicare, Medicaid and other healthcare programs and, in certain cases, criminal penalties, any of which could have a material adverse effect on our business. It is possible that criminal proceedings may be initiated against us and/or individuals in our business in connection with investigations by the federal government. The results of such lawsuits cannot be predicted and because qui tam suits are filed under seal, we could be subject to suits of which we are not aware.
We, our healthcare professionals and the facilities in which we operate are subject to various federal, state and local licensing, certification and other laws and regulations, relating to, among other things, the quality of medical care, equipment, privacy of health information, physician relationships, personnel and operating policies and procedures. Failure to comply with these licensing and certification laws, regulations and standards could result in cessation of our services, prior payments by government payors being subject to recoupment, corrective action plans, the suspension of participant enrollment or requirements to make significant changes to our operations and can give rise to civil or, in extreme cases, criminal penalties. We routinely take the steps we believe are necessary to retain or obtain all requisite licensure and operating authorities. While we endeavor to comply with federal, state and local licensing and certification laws and regulations and standards as we interpret them, the laws and regulations in these areas are complex, changing and often subject to varying interpretations. Any failure to satisfy applicable laws and regulations could have a material adverse impact on our business, results of operations, financial condition, cash flows and reputation.
If we are unable to effectively adapt to changes in the healthcare industry, including changes to laws and regulations regarding or affecting U.S. healthcare reform, our business may be harmed.
Due to the importance of the healthcare industry in the lives of all Americans, federal, state, and local legislative bodies frequently pass legislation and administrative agencies promulgate regulations relating to healthcare reform or that affect the healthcare industry. As has been the trend in recent years, it is reasonable to assume that there will continue to be increased government oversight and regulation of the healthcare industry in the future. We cannot assure our stockholders as to the ultimate content, timing or effect of any new healthcare legislation or regulations, nor is it possible at this time to estimate the impact of potential new legislation or regulations on our business.
Since nearly all of our revenue is derived from government payors, we are always subject to regulatory changes. For example, as a result of the 2020 U.S. presidential and congressional elections, there are renewed and reinvigorated calls for healthcare reform, which could cause significant uncertainty in the U.S. healthcare market. We cannot predict with certainty what impact any federal and state healthcare reforms will have on us, but such changes could impose new and/or more stringent regulatory requirements on our activities or result in reduced capitated payments, any of which could adversely affect our business, financial condition, and results of operations.
It is possible that future legislation enacted by Congress or state legislatures, or regulations promulgated by regulatory authorities at the federal or state level, could adversely affect our business or could change the operating environment of our community centers. It is possible that the changes to Medicare, Medicaid or other governmental healthcare program reimbursement policies may serve as precedent to possible changes in other government payors’ programs in a manner that adversely impacts the capitation payment arrangements with us. Similarly, changes in private payor reimbursement policies could lead to adverse changes in Medicare, Medicaid and other governmental healthcare programs, which could have a material adverse effect on our business, financial condition and results of operations.
While we believe that we have structured our agreements and operations in material compliance with applicable healthcare laws and regulations, there can be no assurance that regulators will agree with our approach or that we will be able to successfully address changes in the current legislative and regulatory environment. We believe that our business operations materially comply with applicable healthcare laws and regulations. However, some of the healthcare laws and regulations applicable to us are subject to limited or evolving interpretations, and a review of our business or operations by a court, law enforcement or a regulatory authority might result in a determination that could have a material adverse effect on us. Furthermore, the healthcare laws and regulations applicable to us may be amended or interpreted in a manner that could have a material adverse effect on our business, prospects, results of operations and financial condition.
Laws regulating the corporate practice of medicine could restrict the manner in which we are permitted to conduct our business, and the failure to comply with such laws could subject us to penalties or require a restructuring of our business.
Some of the states in which we currently operate have laws that prohibit business entities, such as us, from practicing medicine, employing physicians to practice medicine, exercising control over medical decisions by physicians or engaging in certain arrangements, such as fee-splitting, with physicians (such activities generally referred to as the “corporate practice of medicine”). In some states these prohibitions are expressly stated in a statute or regulation, while in other states the prohibition is a matter of judicial or regulatory interpretation. For example, in Pennsylvania, the statutes that pertain to the employment of health care practitioners by health care facilities do not explicitly include a PACE organization in the list of health care facilities by which a health care practitioner may be employed. Other states in which we may operate in the future may also generally prohibit the corporate practice of medicine. While we endeavor to comply with state corporate practice of medicine laws and regulations as we interpret them, the laws and regulations in these areas are complex, changing, and often subject to varying interpretations. The interpretation and enforcement of these laws vary significantly from state to state.
Penalties for violations of the corporate practice of medicine vary by state and may result in physicians being subject to disciplinary action, as well as to forfeiture of revenues from payors for services rendered. For business entities, such as us, violations may also bring both civil and, in more extreme cases, criminal liability for engaging in medical practice without a license.

Some of the relevant laws, regulations and agency interpretations in states with corporate practice of medicine restrictions have been subject to limited judicial and regulatory interpretation. State laws or regulations prohibiting the corporate practice of medicine may contemplate the employment of physicians by certain types of entities, but may not provide a specific exemption for PACE organizations. State laws and regulations are subject to change. Regulatory authorities and other parties may assert that our employment of physicians in some states means that we are engaged in the prohibited corporate practice of medicine. If this were to occur, we could be subject to civil and/or criminal penalties, our agreements with physicians could be found legally invalid and unenforceable (in whole or in part) or we could be required to restructure our arrangements with respect to the physicians that care for our participants, in each case in one or more of the jurisdictions in which we operate. Any of these outcomes may have a material adverse effect on our business, results of operations, financial condition, cash flows and reputation.
Our use, disclosure, and other Processing of PHI/PII is subject to HIPAA, CCPA and other federal and state privacy and security regulations, and our failure to comply with those laws and regulations or to adequately secure the information we hold could result in significant liability or reputational harm and, in turn, a material adverse effect on our participant base and revenue.
Numerous state and federal laws and regulations govern the collection, dissemination, use, disclosure, destruction, retention, privacy, confidentiality, security, availability, integrity and other Processing of PHI/PII. These laws and regulations include HIPAA. HIPAA establishes a set of national privacy and security standards for the protection of PHI by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, and the business associates with whom such covered entities contract for services.
HIPAA requires covered entities, such as ourselves, and their business associates to develop and maintain policies and procedures with respect to PHI that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information. HIPAA also implemented the use of standard transaction code sets and standard identifiers that covered entities must use when submitting or receiving certain electronic healthcare transactions, including activities associated with the billing and collection of healthcare claims.
HIPAA imposes mandatory penalties for certain violations. Under a notice of enforcement discretion issued by the Trump Administration, penalties for violations of HIPAA and its implementing regulations start at $100 (not adjusted for inflation) per violation and are not to exceed $50,000 (not adjusted for inflation) per violation, subject to a cap of $1.5 million (not adjusted for inflation) for violations of the same standard in a single calendar year. However, a single breach incident can result in violations of multiple standards. It is not clear if President-Elect Biden’s Administration will continue to use these annual penalty limits or if the incoming Administration will revert to a $1.5 million cap (not adjusted for inflation) for each category of HIPAA violation. HIPAA also authorizes state attorneys general to file suit on behalf of their residents. Courts may award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI.
In addition, HIPAA mandates that the Secretary of HHS conduct periodic compliance audits of HIPAA covered entities and business associates for compliance with the HIPAA Privacy and Security Standards. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the civil monetary penalty fine paid by the violator.
HIPAA further requires that individuals be notified of any unauthorized acquisition, access, use or disclosure of their unsecured PHI that compromises the privacy or security of such information, with certain exceptions related to unintentional or inadvertent use or disclosure by employees or authorized individuals. HIPAA specifies that such notifications must be made “without unreasonable delay and in no case later than 60 calendar days after discovery of the breach.” If a breach affects 500 individuals or more, it must be reported to HHS without unreasonable delay, and in no case later than 60 calendar days after discovery, and HHS will automatically investigate the breach and post the name of the entity on its public breach portal. If a breach involves fewer than 500 people, the covered entity must record it in a log and notify HHS at least annually. Breaches affecting more than 500 residents in the same state or jurisdiction must also be reported to the local media.
In addition to HIPAA, numerous other federal and state laws and regulations protect the confidentiality, privacy, availability, integrity and security of PHI/PII. State statutes and regulations vary from state to state, and these laws and regulations in many cases are more restrictive than, and may not be preempted by, HIPAA and its implementing rules. These laws and regulations are often uncertain, contradictory, and subject to changing or differing interpretations, and we expect new laws, rules and regulations regarding privacy, data protection, and information security to be proposed and enacted in the future. For example, the CCPA provides certain exceptions for PHI, but is still applicable to certain PII we Process in the ordinary course of our business. The effects of the CCPA are wide-ranging and afford consumers certain rights with respect to PII, including a private right of action for data breaches involving certain personal information of California residents. The California voters also passed, on November 3, 2020, the California Privacy Rights Act, or CPRA, which will come into effect on January 1, 2023, and will expand the rights of consumers under the CCPA and create a new enforcement agency. As new data security laws are implemented, we may not be able to timely comply with such requirements, or such requirements may not be compatible with our current processes. Changing our processes could be time consuming and expensive, and failure to implement required changes in a timely manner could subject us to liability for non-compliance. Consumers may also be afforded a private right of action for certain violations of privacy laws. This complex, dynamic legal landscape regarding privacy, data protection, and information security creates significant compliance issues for us and potentially restricts our ability to Process data and may expose us to additional expense, adverse publicity and liability. While we believe we have implemented data privacy and security measures in an effort to comply with applicable laws and regulations, and we have implemented measures to require our third-party service providers to maintain reasonable data privacy and security measures, we cannot guarantee that these efforts will be adequate, and we may be subject to cybersecurity, ransomware or other security incidents. Further, it is possible that laws, rules and regulations relating to privacy, data protection, or information security may be interpreted and applied in a manner that is inconsistent with our practices or those of our third-party service providers. If we or these third parties are found to have violated such laws, rules or regulations, it could result in regulatory investigations, litigation awards or settlements, government-imposed fines, orders requiring that we or these third parties change our or their practices, or criminal charges, which could adversely affect our business. Complying with these various laws and regulations could cause us to incur substantial costs or require us to change our business practices, systems and compliance procedures in a manner adverse to our business.
We also publish statements to our participants that describe how we handle and protect PHI. If federal or state regulatory authorities or private litigants consider any portion of these statements to be untrue, we may be subject to claims of deceptive practices, which could lead to significant liabilities and consequences, including, without limitation, costs of responding to investigations, defending against litigation, settling claims, and complying with regulatory or court orders. Any of the foregoing consequences could seriously harm our business and our financial results.
We face inspections, reviews, audits and investigations under federal and state government programs and contracts. These audits could require corrective actions or have adverse findings that may negatively affect our business, including our results of operations, liquidity, financial condition and reputation.
As a result of our PACE contracts with CMS and state government agencies, state licenses, and participation in Medicaid, we are routinely subject to, or may be subject to in the future, various governmental inspections, reviews, audits, requests for information and investigations to verify our compliance with requirements of these programs and applicable laws and regulations, assess the quality of the services we are providing to our participants, and evaluate the accuracy of the risk adjustment data we have submitted to the government.

We also periodically conduct internal audits and reviews of our regulatory compliance. An adverse inspection, review, audit, request for information or investigation could result in:
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refunding amounts we have been paid by the government;

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state or federal agencies imposing corrective action plans, fines, penalties, training, policies and procedures, and other requirements or sanctions on us;

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temporary suspension of payments;

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debarment or exclusion from participation in federal health care programs;

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self-disclosure of violations to applicable regulatory authorities;

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damage to our reputation;

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the revocation of a facility’s license;

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enrollment sanctions that may impede our ability to expand; and

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loss of certain rights under, or termination of, our contracts with government payors.

We may be required to refund amounts we have been paid and/or pay fines and penalties as a result of these inspections, reviews, audits, requests for information and investigations. If adverse inspections, reviews, audits, requests for information or investigations occur and any of the results noted above occur, it could have a material adverse effect on our business and operating results. Furthermore, the legal, document production and other costs associated with complying with these inspections, reviews, audits, requests for information or investigations could be significant.
Risks related to our indebtedness
Our existing indebtedness could adversely affect our business and growth prospects.
As of December 31, 2020, we had $299.3 million outstanding under the Term Loan Facility and none outstanding under the Revolving Credit Facility, each of which is governed by the Credit Agreement (as defined herein). We anticipate entering into a new $75.0 million New Term Loan Facility and $100.0 million New Revolver in connection with the consummation of this offering and expect to repay all outstanding indebtedness under our existing Term Loan Facility and terminate our existing Credit Agreement. Our indebtedness, or any additional indebtedness we may incur, could require us to divert funds identified for other purposes for debt service, impairing our liquidity position. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to take any of these actions on a timely basis, or on terms satisfactory to us or at all.
Our indebtedness and the cash flow needed to satisfy our debt have important consequences, including:
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limiting funds otherwise available for financing our capital expenditures and pursuing our growth strategies by requiring us to dedicate a portion of our cash flows from operations to the repayment of debt and the interest on this debt;

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making us more vulnerable to rising interest rates; and

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making us more vulnerable in the event of a downturn in our business.

Our level of indebtedness may place us at a competitive disadvantage to our competitors that are not as highly leveraged. Fluctuations in interest rates can increase borrowing costs. Increases in interest rates may directly impact the amount of interest we are required to pay and reduce earnings accordingly. In addition, developments in tax policy, such as the disallowance of tax deductions for interest paid on outstanding indebtedness, could have an adverse effect on our liquidity and our business, financial conditions and results of operations. See “Description of Certain Indebtedness.”

We expect to use cash flow from operations to meet current and future financial obligations, including funding our operations, debt service requirements and capital expenditures necessary to grow and maintain our businesses. The ability to make these payments depends on our financial and operating performance, which is subject to prevailing economic, industry and competitive conditions and to certain financial, business, economic and other factors beyond our control.
We may not be able to generate sufficient cash flow to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.
Our ability to make scheduled payments or to refinance outstanding debt obligations depends on our financial and operating performance, which will be affected by prevailing economic, industry and competitive conditions and by financial, business and other factors beyond our control. We may not be able to maintain a sufficient level of cash flow from operating activities to permit us to pay the principal, premium, if any, and interest on our indebtedness. Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in penalties or defaults, which would also harm our ability to incur additional indebtedness.
If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or seek to restructure or refinance our indebtedness. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such cash flows and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service obligations. If we cannot meet our debt service obligations, the holders of our indebtedness may accelerate such indebtedness and, to the extent such indebtedness is secured, foreclose on our assets. In such an event, we may not have sufficient assets to repay all of our indebtedness.
We may be unable to refinance our indebtedness.
We may need to refinance all or a portion of our indebtedness before maturity. There can be no assurance that we will be able to obtain sufficient funds to enable us to repay or refinance our debt obligations on commercially reasonable terms, or at all.
The terms of the Credit Agreement restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.
The Credit Agreement contains a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests, including restrictions on our ability to:
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incur additional indebtedness or other contingent obligations;

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create liens;

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make investments, acquisitions, loans and advances;

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consolidate, merge, liquidate or dissolve;

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sell, transfer or otherwise dispose of our assets;

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pay dividends on our equity interests or make other payments in respect of capital stock; and

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materially alter the business we conduct.

You should read the discussion under the heading “Description of Certain Indebtedness” for further information about these covenants.

The restrictive covenants in the Credit Agreement require us to satisfy certain financial condition tests. Our ability to satisfy those tests can be affected by events beyond our control.
A breach of the covenants or restrictions under the Credit Agreement could result in an event of default under such document. Such a default may allow the creditors to accelerate the related debt and terminate all commitments to extend credit thereunder and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event the holders of our indebtedness accelerate the repayment, we may not have sufficient assets to repay that indebtedness or be able to borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms acceptable to us. As a result of these restrictions, we may be:
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limited in how we conduct our business;

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unable to raise additional debt or equity financing to operate during general economic or business downturns; or

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unable to compete effectively or to take advantage of new business opportunities.

These restrictions, along with restrictions that may be contained in agreements evidencing or governing other future indebtedness, may affect our ability to grow in accordance with our growth strategy.
Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in participant services in the future could reduce our ability to compete successfully and harm our results of operations.
We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms or at all. If we raise additional equity financing, our security holders may experience significant dilution of their ownership interests. If we engage in additional debt financing, we may be required to accept terms that restrict our operational flexibility and our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. In addition, the covenants in our Credit Agreement may limit our ability to obtain additional debt, and any failure to adhere to these covenants could result in penalties or defaults that could further restrict our liquidity or limit our ability to obtain financing. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:
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develop and enhance our participant services;

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continue to expand our business either by increasing enrollment or building de novo centers;

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hire, train and retain employees;

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respond to competitive pressures or unanticipated working capital requirements; or

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pursue acquisition opportunities.

In addition, if we issue additional equity to raise capital, your interest in us will be diluted.
Risks related to our common stock and this offering
Our Principal Shareholders control us, and their interests may conflict with ours or yours in the future.
Immediately following this offering, our Principal Shareholders will beneficially own approximately 87% of our common stock, or 86% if the underwriters exercise in full their option to purchase additional shares, which means that, based on their combined percentage voting power held after the offering, the Principal Shareholders together will control the vote of all matters submitted to a vote of our shareholders, which will enable them to control the election of the members of the Board and all other corporate decisions. This concentration of ownership may delay, deter or prevent acts that would be favored by our other stockholders. The interests of the Principal Shareholders may not always coincide with our interests or the interests of our other stockholders. Even when the Principal Shareholders cease to own shares of our stock representing a majority of the total voting power, for so long as the Principal Shareholders continue to own a significant percentage of our stock, the Principal Shareholders will still be able to significantly influence the composition of our Board and the approval of actions requiring shareholder approval. Accordingly, for such period of time, the Principal Shareholders will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers, decisions on whether to raise future capital and amending our charter and bylaws, which govern the rights attached to our common stock. In particular, for so long as the Principal Shareholders continue to own a significant percentage of our stock, the Principal Shareholders will be able to cause or prevent a change of control of us or a change in the composition of our Board and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of us and ultimately might affect the market price of our common stock. In addition, this concentration of ownership may adversely affect the trading price of our common stock because investors may perceive disadvantages in owning shares in a company with significant stockholders.
In addition, in connection with this offering, we will enter into a Director Nomination Agreement with the Principal Shareholders that provides the Principal Shareholders the right to designate: (i) all of the nominees for election to our Board for so long as the Principal Shareholders collectively beneficially own at least 40% of the Original Amount; (ii) 40% of the nominees for election to our Board for so long as the Principal Shareholders collectively beneficially own less than 40% but at least 30% of the Original Amount; (iii) 30% of the nominees for election to our Board for so long as the Principal Shareholders collectively beneficially own less than 30% but at least 20% of the Original Amount; (iv) 20% of the nominees for election to our Board for so long as the Principal Shareholders collectively beneficially own less than 20% but at least 10% of the Original Amount; and (v) one of the nominees for election to our Board for so long as the Principal Shareholders collectively beneficially own at least 5% of the Original Amount. If the investment vehicle through which the Principal Shareholders hold their investment is dissolved after this offering, then each of Apax and WCAS will be permitted to nominate (i) up to three directors so long as it owns at least 25% of the Original Amount, (ii) up to two directors so long as it owns at least 15% of the Original Amount and (iii) one director so long as it owns at least 5% of the Original Amount. The Principal Shareholders may also assign such right to their affiliates. The Director Nomination Agreement will also provide for certain consent rights for each of the Principal Shareholders so long as such stockholder owns at least 5% of the Original Amount, including for any increase to the size of our Board. Additionally, the Director Nomination Agreement will also prohibit us from increasing or decreasing the size of our Board without the prior written consent of the Principal Shareholders for so long as either of our Principal Shareholders holds at least 5% of the total outstanding voting power. See “Certain Relationships and Related Party Transactions—Director Nomination Agreement” for more details with respect to the Director Nomination Agreement.
The Principal Shareholders and their affiliates engage in a broad spectrum of activities, including investments in the healthcare industry generally. In the ordinary course of their business activities, the Principal Shareholders and their affiliates may engage in activities where their interests conflict with our interests or those of our other shareholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Our certificate of incorporation to be effective in connection with the closing of this offering will provide that neither the Principal Shareholders, any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both her or his director and officer capacities) or its affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. The Principal Shareholders also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, the Principal Shareholders may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

Upon listing of our shares on Nasdaq, we will be a “controlled company” within the meaning of the rules of Nasdaq and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections as those afforded to stockholders of companies that are subject to such governance requirements.
After completion of this offering, the Principal Shareholders together will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:
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the requirement that a majority of our Board consist of independent directors;

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the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

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the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

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the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we may not have a majority of independent directors on our Board, our Compensation, Nominating and Governance Committee may not consist entirely of independent directors and our Compensation, Nominating and Governance Committee may not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.
We are an “emerging growth company” and we expect to elect to comply with reduced public company reporting requirements, which could make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we are eligible for certain exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved, (iv) not being required to provide audited financial statements for the fiscal year ended June 30, 2018, or five years of Selected Consolidated Financial Data in this prospectus and (v) an extended transition period to comply with new or revised accounting standards applicable to public companies. We could be an emerging growth company for up to five years after the first sale of our common stock pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue exceeds $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. We have made certain elections with regard to the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced disclosure obligations in future filings. In addition, we will choose to take advantage of the extended transition period to comply with new or revised accounting standards applicable to public companies. As a result, the information that we provide to holders of our common stock may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our common stock less attractive as a result of reliance on these exemptions. If some investors find our common stock less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our common stock and the market price for our common stock may be more volatile.
The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”
As a public company, we will incur legal, accounting and other expenses that we did not previously incur. We will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act, the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires that we file annual, quarterly and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert our management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition and results of operations.
In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of our management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and there could be a material adverse effect on our business, financial condition and results of operations.
As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal controls over financial reporting in order to comply with Section 404 of the Sarbanes-Oxley Act. We may not complete our analysis of our internal controls over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our common stock. In addition, because of our status as an emerging growth company, you will not be able to depend on any attestation from our independent registered public accountants as to our internal controls over financial reporting for the foreseeable future.
When we become a public company following this initial public offering, we will be required by Section 404 of the Sarbanes-Oxley Act to furnish a report by management on, among other things, the effectiveness of our internal controls over financial reporting in our second annual report following the completion of this offering. This assessment will need to include disclosure of any material weaknesses identified by management in our internal controls over financial reporting. We will also be required to disclose changes made in our internal controls and procedures on a quarterly basis. To comply with these requirements, we may need to undertake various costly and time-consuming actions, such as implementing new controls and procedures and hiring additional accounting or internal audit staff. The process of designing and implementing internal controls over financial reporting required to comply with this requirement will be time-consuming, costly and complicated. If during the evaluation and testing process we identify one or more other material weaknesses in our internal controls over financial reporting, our management will be unable to assert that our internal controls over financial reporting is effective. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.
Even if our management concludes that our internal controls over financial reporting is effective, our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed. However, our independent registered public accounting firm will not be required to attest formally to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the filing of our second annual report following the completion of this offering or the date we are no longer an “emerging growth company,” as defined in the JOBS Act. Accordingly, you will not be able to depend on any attestation concerning our internal controls over financial reporting from our independent registered public accountants for the foreseeable future.
The existence of any material weaknesses or significant deficiency in internal controls over financial reporting would require management to devote significant time and incur significant expenses to remediate any such issue and management may not be able to remediate the issue in a timely manner. The existence of any material weaknesses or significant deficiency could cause us to reissue our financial statements, fail to meet reporting deadlines or undermine shareholders’ confidence in our reported financial statements, all of which could materially and adversely impact our stock price.
We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting, and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows.
Our executive management team does not have experience managing a public company.
Our executive management team does not have experience managing a publicly-traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage us as a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, results of operations and financial condition.
Provisions of our corporate governance documents could make an acquisition of us more difficult and may prevent attempts by our shareholders to replace or remove our current management, even if beneficial to our shareholders.
In addition to the Principal Shareholders’ beneficial ownership of a combined 87% of our common stock after this offering (or 86% if the underwriters exercise in full their option to purchase additional shares), our

Director Nomination Agreement, certificate of incorporation and bylaws to be effective in connection with the closing of this offering and the Delaware General Corporation Law (the “DGCL”), contain provisions that could make it more difficult for a third party to acquire us without the consent of our Board or the Principal Shareholders, even if doing so might be beneficial to our shareholders. Among other things, these provisions:
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allow us to authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without shareholder approval, and which may include supermajority voting, special approval, dividend, or other rights or preferences superior to the rights of shareholders;

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provide for a classified board of directors with staggered three-year terms;

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prohibit shareholder action by written consent from and after the date on which the Principal Shareholders beneficially own, in the aggregate, less than 35% of our common stock then outstanding;

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provide that, from and after the date on which the Principal Shareholders beneficially own less than 50% of our common stock then outstanding, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of the holders of at least 66 2∕3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class; and

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establish advance notice requirements for nominations for elections to our Board or for proposing matters that can be acted upon by shareholders at shareholder meetings, provided, however, that at any time when a Principal Shareholders beneficially owns, in the aggregate, at least 5% of our common stock then outstanding, such advance notice procedure will not apply to that Principal Shareholders.

Our certificate of incorporation to be effective in connection with the closing of this offering will contain a provision that provides us with protections similar to Section 203 of the DGCL, and will prevent us from engaging in a business combination with a person (excluding the Principal Shareholders and any of their direct or indirect transferees and any group as to which such persons are a party) who acquires at least 85% of our common stock for a period of three years from the date such person acquired such common stock, unless board or shareholder approval is obtained prior to the acquisition. See “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation and Our Bylaws.” These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing and cause us to take other corporate actions you desire, including actions that you may deem advantageous, or negatively affect the trading price of our common stock. In addition, because our Board is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our shareholders to replace current members of our management team.
These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for shareholders or potential acquirers to obtain control of our Board or initiate actions that are opposed by our then-current Board, including delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.
For information regarding these and other provisions, see “Description of Capital Stock.”
Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our shareholders and the federal district courts of the United States as the exclusive forum for litigation arising under the Securities Act, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.
Pursuant to our certificate of incorporation to be effective in connection with the closing of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the

District of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of fiduciary duty owed by, or other wrongdoing by, any our directors, officers, employees or agents to us or our stockholders, creditors or other constituents, or a claim of aiding and abetting any such breach of fiduciary duty, (iii) any action asserting a claim against the us or any of our directors or officers or other employees arising pursuant to any provision of the DGCL or our certificate of incorporation or our Bylaws (as either may be amended, restated, modified, supplemented or waived from time to time), (iv) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws, (v) any action asserting a claim against us or any of our directors or officers or other employees governed by the internal affairs doctrine or (vi) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. Our certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder; accordingly, we cannot be certain that a court would enforce such provision. Our certificate of incorporation will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the provisions of our certificate of incorporation described above; however, our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. See “Description of Capital Stock—Forum Selection.” The forum selection provisions in our certificate of incorporation may have the effect of discouraging lawsuits against us or our directors and officers and may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us. If the enforceability of our forum selection provision were to be challenged, we may incur additional costs associated with resolving such a challenge. While we currently have no basis to expect any such challenge would be successful, if a court were to find our forum selection provision to be inapplicable or unenforceable, we may incur additional costs associated with having to litigate in other jurisdictions, which could have an adverse effect on our business, financial condition and results of operations and result in a diversion of the time and resources of our employees, management and Board.
If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment.
The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on an assumed initial public offering price of $20.50 per share, the mid-point of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $19.56 per share, representing the difference between our as adjusted net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of common stock in this offering will have contributed 74% of the aggregate price paid by all purchasers of our common stock but will own only approximately 13% of our common stock outstanding after this offering. See “Dilution” for more detail.
An active, liquid trading market for our common stock may not develop, which may limit your ability to sell your shares.
Prior to this offering, there was no public market for our common stock. Although our common stock has been approved for listing on Nasdaq under the symbol “INNV,” an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price will be determined by negotiations between us and the underwriters and may not be indicative of market prices of our common stock that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our common stock. The market price of our common stock may decline below the initial public offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all. An inactive trading market may also impair our ability to raise capital to continue to fund operations by issuing shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.
Our operating results and stock price may be volatile, and the market price of our common stock after this offering may drop below the price you pay.
Our quarterly operating results are likely to fluctuate in the future. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. Our operating results and the trading price of our shares may fluctuate in response to various factors, including:
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market conditions in our industry or the broader stock market;

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actual or anticipated fluctuations in our quarterly financial and operating results;

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introduction of new solutions or services by us or our competitors;

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issuance of new or changed securities analysts’ reports or recommendations;

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sales, or anticipated sales, of large blocks of our stock;

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additions or departures of key personnel;

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regulatory or political developments;

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litigation and governmental investigations;

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changing economic conditions;

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investors’ perception of us and our prospects;

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events beyond our control such as weather, public health events, such as the COVID-19 pandemic, and war; and

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any default on our indebtedness.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our shares to fluctuate substantially. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.
A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.
Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have 133,187,279 outstanding shares of common stock based on the number of shares outstanding as of December 31, 2020.

This includes shares that we are selling in this offering, which may be resold in the public market immediately. Following the consummation of this offering, shares that are not being sold in this offering will be subject to a 180-day lock-up period provided under lock-up agreements executed in connection with this offering described in “Underwriting” and restricted from immediate resale under the federal securities laws as described in “Shares Eligible for Future Sale.” All of these shares will, however, be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up agreement by the “authorized representatives” of the underwriting group (defined herein) on behalf of the underwriters. We also intend to register shares of common stock that we may issue under our equity compensation plans. After this offering, we will have an aggregate of 14,700,000 shares of common stock reserved for issuance under our equity compensation plans, and issuances pursuant to such plans will cause additional dilution. Once we register these shares, they can be freely sold in the public market upon issuance, subject to vesting, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. As restrictions on resale end, the market price of our stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.
As further described in “Certain Relationships and Related Party Transactions—Registration Rights Agreement,” we entered into a registration rights agreement with our Principal Shareholders, which requires us to effect the registration of Principal Shareholders’ shares in certain circumstances following the expiration of the 180-day lock-up.
Because we have no current plans to pay regular cash dividends on our common stock following this offering, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.
We do not anticipate paying any regular cash dividends on our common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market, which may not occur. See “Dividend Policy” for more detail.
If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our shares or if our results of operations do not meet their expectations, our stock price and trading volume could decline.
The trading market for our shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.
We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.
Our certificate of incorporation will authorize us to issue one or more series of preferred stock. Our Board will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium to the market price, and materially adversely affect the market price and the voting and other rights of the holders of our common stock.
Future offerings of debt or equity securities by us may materially adversely affect the market price of our common stock.
In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of our common stock or offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. In addition, we may seek to expand operations in the future to other markets which we would expect to finance through a combination of additional issuances of equity, corporate indebtedness and/or cash from operations.
Issuing additional shares of our common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock or both. Upon liquidation, holders of such debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk that our future offerings may reduce the market price of our common stock and dilute their stockholdings in us. See “Description of Capital Stock.”
We may allocate the net proceeds from this offering in ways that you and other shareholders may not approve.
Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment, and the failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a variety of capital preservation investments, including short-term, investment-grade and interest-bearing instruments. These investments may not yield a favorable return to our shareholders. If we do not invest or apply the net proceeds from this offering in ways that enhance shareholder value, we may fail to achieve expected results, which could cause our stock price to decline.
General risk factors
If we are not able to maintain and enhance our reputation and brand recognition, our business and results of operations will be harmed.
We believe that maintaining and enhancing the InnovAge reputation and its brand recognition is critical to our relationships with our stakeholders and to our ability to attract new participants. The promotion of our brand may require us to make substantial investments, and we anticipate that, as our market becomes increasingly competitive, these marketing initiatives may become increasingly difficult and expensive. Our marketing activities may not be successful or yield increased revenue, and to the extent that these activities yield increased revenue, the increased revenue may not offset the expenses we incur and our results of operations could be harmed. We have made efforts to protect our brand through trademark registration, but we cannot guarantee that these efforts will prevent third parties from infringing our trademarks or using trademarks confusingly similar to ours, nor can we guarantee we will be successful in obtaining or maintaining trademark registrations that we believe are important to our business. If we cannot stop third parties from using trademarks confusingly similar to ours, patients and others could be confused and our reputation could be harmed. In addition, any factor that diminishes our reputation or that of our management, including failing to meet the expectations of or provide quality medical care for our participants, adverse cyber or data security events, or any adverse publicity or litigation involving or surrounding us, one of our centers or our management, could harm our brand and make it substantially more difficult for us to attract new participants. Similarly, because our existing participants and their families often act as references for us with prospective new participants, any existing participant or family member of a participant that questions the quality of our care could impair our ability to secure additional new participants. In addition, negative publicity resulting from any adverse government payor audit could injure our brand and reputation. If we do not successfully maintain and enhance our reputation and brand recognition, our business may not grow and we could lose our relationships with participants, which would harm our business, results of operations and financial condition.
We are likely to experience increased expenditures in the future.
We expect to make significant investments in growing our business and increasing our participant base, expanding our operations, hiring additional employees and operating as a public company. As a result of these increased expenditures, we may not succeed in increasing our revenue sufficiently to maintain our current profit margins. To date, we have financed our operations principally from the sale of our equity, revenue from our participant services and the incurrence of indebtedness. We may not continue to generate positive cash flow from operations, access sufficient capital or sustain our current levels of profitability in any given period, and our limited operating history as a for-profit company may make it difficult for you to rely on our historical results as indicative of future performance
We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing and highly regulated industries, including increasing expenses as we continue to grow our business. We expect our operating expenses to increase over the next several years as we continue to hire additional personnel, expand our operations and infrastructure, and continue to expand to reach more participants. In addition to the expected costs to grow our business, we also expect to incur additional legal, accounting and other expenses as a newly public company. These investments may be more costly than we expect, and if we do not achieve the benefits anticipated from these investments, or if the realization of these benefits is delayed, our profitability could decline in future periods. If our growth rate were to decline significantly or become negative, it could adversely affect our financial condition and results of operations. If we are not able to maintain positive cash flow in the long term, we may require additional financing, which may not be available on favorable terms or at all and/or which would be dilutive to our stockholders. If we are unable to successfully address these risks and challenges as we encounter them, our business, results of operations and financial condition would be adversely affected. Accordingly, we may not be able to maintain our current levels of profitability, and we may incur losses in the future, which could negatively impact the value of our common stock.
Disruptions in our disaster recovery systems or business continuity planning could limit our ability to operate our business effectively.
Our information technology systems facilitate our ability to conduct our business. While we have disaster recovery systems and business continuity plans in place, any disruptions in our disaster recovery systems or the failure of these systems to operate as expected could, depending on the magnitude of the problem, adversely affect our operating results by limiting our capacity to effectively monitor and control our operations. Despite our implementation of a variety of security measures, our information technology systems could be subject to physical or electronic break-ins, ransomware and other cybersecurity incidents and similar disruptions from unauthorized tampering or any weather-related disruptions in Denver, Colorado, where our headquarters is located. In addition, in the event that a significant number of our management personnel were unavailable in the event of a disaster, our ability to effectively conduct business could be adversely affected.

Changes in accounting principles and guidance could result in unfavorable accounting charges or effects.
We prepare our consolidated financial statements in accordance with GAAP. These principles are subject to interpretation by the Securities and Exchange Commission (the “SEC”) and various bodies formed to create and interpret appropriate accounting principles and guidance. A change in these principles or guidance, or in their interpretations, may have a material effect on our reported results, as well as our processes and related controls, and may retroactively affect previously reported results. For example, during February 2016, the Financial Accounting Standards Board issued ASU 2016-02, Leases (Topic 842). The updated standard requires the recognition of a liability for lease obligations and a corresponding right-of-use asset on the balance sheet, and disclosures of certain information regarding leasing arrangements. We are currently in the process of evaluating the impact this pronouncement will have on our consolidated financial statements.
We depend on our senior management team and other key employees, and the loss of one or more of these employees or an inability to attract and retain other highly skilled employees could harm our business.
Our success depends largely upon the continued services of our senior management team and other key employees. We rely on our leadership team in the areas of operations, provision of medical services, information technology and security, marketing, and general and administrative functions. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. Our employment agreements with our executive officers and other key personnel do not require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss, whether as a result of voluntary termination or illness, of one or more of the members of our senior management team, or other key employees, could harm our business. In particular, the loss of the services of our President and Chief Executive Officer, Maureen Hewitt, could significantly delay or prevent the achievement of our strategic objectives. Changes in our executive management team may also cause disruptions in, and harm to, our business.
We must attract, retain and contract with highly qualified personnel in order to execute our growth plan.
Competition for highly qualified personnel is intense, especially for physicians and other medical professionals who are experienced in providing care services to older adults. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications or contracting with physicians to provide care for our participants. Many of the companies and healthcare providers with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies or healthcare providers, their former employees may attempt to assert that these employees or we have breached certain legal obligations, potentially resulting in time-consuming and expensive litigation. If we fail to attract new personnel, fail to retain and motivate our current personnel, or fail to contract with qualified physicians, our business and future growth prospects could be harmed.

FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our expected use of proceeds, expected entry into the New Credit Facilities, estimated and projected costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties (many of which may be amplified on account of the COVID-19 pandemic) that may cause actual results to differ materially from those that we expected, including:
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the risk that the cost of providing services will exceed our compensation under PACE;

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the dependence of our revenues and operations upon a limited number of government payors;

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the effects of rules governing the Medicare, Medicaid or PACE programs;

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the risk that our submissions to government payors may contain inaccurate or unsupportable information regarding risk adjustment scores of participants;

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the impact on our business of non-renewal or termination of capitation agreements with government payors;

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the impact of state and federal efforts to reduce healthcare spending;

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the effects of a pandemic, epidemic or outbreak of an infectious disease, including the ongoing outbreak of COVID-19;

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the effect of our relatively limited operating history as a for-profit company on investors’ ability to evaluate our current business and future prospects;

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the viability of our growth strategy and our ability to realize expected results;

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our ability to attract new participants and grow our revenue;

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reduction in budget appropriations or any other adverse developments in the state of Colorado;

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our ability to manage our growth effectively, execute our business plan, maintain high levels of service and participant satisfaction and adequately address competitive challenges;

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our ability to compete in the healthcare industry;

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the concentration of our presence in Colorado, California, New Mexico, Pennsylvania and Virginia;

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the impact on our business of an economic downturn;

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the impact on our business of security breaches, loss of data or other disruptions causing the compromise of sensitive information or preventing us from accessing critical information;

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the potential adverse impact of legal proceedings, enforcement actions and litigation;

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our ability to effectively invest in, implement improvements to and properly maintain the uninterrupted operation and data integrity of our information technology and other business systems;

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our ability to accurately estimate incurred but not reported medical expense or the risk scores of our participants;

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risks associated with our use of “open-source” software;

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the impact on our business of the termination of our leases, increases in rent or inability to renew or extend leases;

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the impact of failures by our suppliers, material price increases on supplies or limitations on our ability to access new technology or medical products;

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our ability to maintain our corporate culture;

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the impact of competition for physicians and other clinical personnel and related increases in our labor costs;

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the impact of negative publicity regarding the managed healthcare industry;

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the impact of pandemics, such as the COVID-19 pandemic, weather and other factors beyond our control;

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our ability to maintain and enhance our reputation and brand recognition;

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our ability to maintain profitability in an environment of increasing expenses;

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the impact on our business of disruptions in our disaster recovery systems or business continuity planning;

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changes in accounting principles and guidance, resulting in unfavorable accounting charges or effects;

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our dependence on our senior management team and other key employees;

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our ability to attract, retain and contract with highly qualified personnel; and

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other factors disclosed in the section entitled “Risk Factors” and elsewhere in this prospectus.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based on many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.
We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

MARKET AND INDUSTRY DATA
Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the information presented in this prospectus is generally reliable, forecasts, assumptions, expectations, beliefs, estimates and projects involve risk and uncertainties and are subject to change based on various factors, including those described under “Forward-Looking Statements” and “Risk Factors.”
Certain information in the text of this prospectus is contained in independent industry publications. The sources of these independent industry publications are provided below:
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AHIP, Social Determinants of Health, Stats and Facts, 2020;

•
National Conference of Legislatures and the AARP Public Policy Institute, Aging in Place: A State Survey of Livability Policies and Practices, December 2011; and

•
Dartmouth Atlas Project, Atlas Data - General Atlas Rates - Medicare Reimbursements, 2017.

USE OF PROCEEDS
We estimate that our net proceeds from this offering will be approximately $315.0 million assuming an initial public offering price of $20.50 per share, or approximately $363.1 million if the underwriters’ option to purchase additional shares is exercised in full, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our shareholders. We intend to use (i) $234.2 million of the net proceeds of this offering, together with proceeds from our New Credit Facilities, to repay any borrowings outstanding under the Term Loan Facility (which had an interest rate of 7.75% as of December 31, 2020) and to fund prepayment fees and expenses, and (ii) $20.0 million of the net proceeds to satisfy an earn-out arrangement in connection with the August 2018 acquisition of NewCourtland, and the remainder of such net proceeds will be used for general corporate purposes, including working capital, operating expenses and capital expenditures. The existing Term Loan Facility would mature on May 2, 2025. The existing Term Loan Facility required quarterly amortization payments equal to approximately 25% of the original principal amount. As discussed under the section entitled “Summary—Recent developments—Entry into new credit facilities,” we expect to repay and terminate our existing Term Loan Facility and Revolving Credit Facility and replace them with the New Credit Facilities. At this time, we have not specifically identified a large single use for which we intend to use the net proceeds other than the repayment of outstanding borrowings under the Term Loan Facility and payment of the NewCourtland earn-out, and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us. Pending use of the proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, investment-grade and interest-bearing instruments.
We may also use a portion of our net proceeds to acquire or invest in complementary businesses, including other PACE organizations. However, we do not have agreements or commitments for any acquisitions or investments at this time.
Each $1.00 increase or decrease in the assumed initial public offering price of $20.50 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $15.7 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.
Each 1,000,000 increase or decrease in the number of shares offered would increase or decrease the net proceeds to us from this offering by approximately $19.3 million, assuming that the assumed initial public offering price per share for the offering remains at $20.50, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

DIVIDEND POLICY
We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, because we are a holding company, our ability to pay dividends on our common stock may be limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us. Any future determination to pay dividends will be at the discretion of our Board, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness (see “Description of Certain Indebtedness”) and requirements under Delaware law, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board may deem relevant. See “Risk Factors Risks Related to Our Common Stock and This Offering.” Because we have no current plans to pay regular cash dividends on our common stock following this offering, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.”

CAPITALIZATION
The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2020:
•
on an actual basis; and

•
on an as adjusted basis to give effect to (x) our issuance and sale of shares of our common stock in this offering at an assumed initial public offering price of $20.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds of the offering as set forth in “Use of Proceeds,” (y) the entry into the New Credit Facilities and the repayment of the remaining outstanding borrowings under our existing Term Loan Facility with borrowings under the New Credit Facilities and (z) entry into the Second Amended and Restated Certificate of Incorporation.

Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the sections of this prospectus titled “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds” and “Description of Capital Stock.”
	As of December 31, 2020
	Actual	As adjusted
	(in thousands, except share data)
Cash and cash equivalents	$77,321	$138,087
Long-term debt, net of debt issuance costs, including current portion:
Credit Facilities:
Revolving Credit Facility(1)(2)	—	—
Term Loan Facility(1)(2)	290,758	—
New Term Loan Facility(2)	—	72,520
New Revolver(2)	—	—
Convertible Term Loan	2,386	2,386
Total long-term debt, including current portion, net of debt issuance costs(3)	$293,144	$74,906
Stockholders’ equity:
Preferred stock, $0.001 par value, no shares authorized, issued or outstanding, actual; 50,000,000 shares authorized and no shares issued or outstanding, as adjusted	—	—
Common stock, $0.001 par value; 149,847,157 shares authorized; 116,520,612 shares outstanding, actual; 500,000,000 shares authorized, 133,187,279 shares issued and outstanding, as adjusted	133	134
Additional paid-in capital	24,552	261,711
Retained earnings	15,330	(19,843)
Less: Treasury stock (16,197,849 shares of common stock at $4.80 per share, actual; none, as adjusted)	(77,796)	—
Noncontrolling interests	6,492	6,492
Total stockholders’ equity (deficit)	(31,289)	248,494
Total capitalization	$261,855	$323,400
(1) On an as adjusted basis, the amounts reflect the repayment of all outstanding amounts under the Term Loan Facility and the payment of related prepayment fees and expenses using a portion of the net proceeds of this offering and borrowings under the New Credit Facilities.
(2) Concurrently with, or shortly after the completion of this offering, we expect to enter into the New Credit Facilities, which we expect to provide a $75.0 million New Term Loan Facility to refinance the remaining portion of our existing Term Loan Facility and $100.0 million of borrowing capacity under the New Revolver. See “Description of certain indebtedness — New Credit Facilities” for a description of the expected terms of the New Credit Facilities. There can be no assurance that we will enter into the New Credit Facilities on the terms described herein, or at all.

(3) Net of $8.5 million of debt issuance costs as of December 31, 2020, actual, and net of an estimated $2.5 million of debt issuance costs as of December 31, 2020, as adjusted.
A $1.00 increase or decrease in the assumed initial public offering price of $20.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $15.7 million, assuming no change in the number of shares offered by us, as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions payable by us.
An increase or decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization on an as adjusted basis by $19.3 million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions payable by us.
Except as otherwise indicated, the above discussion and table are based on 116,520,612 shares of our common stock outstanding as of December 31, 2020 and excludes (i) 14,700,000 shares of common stock reserved for future issuance under our 2021 Plan, which will be adopted in connection with this offering (including an aggregate of approximately 47,500 RSUs to our employees (other than executive officers and directors) upon completion of this offering which RSUs may be settled for an equal number of shares of common stock that vest on the second anniversary of the grant date) and (ii) 731,707 shares of common stock issuable upon the exercise of the Sacramento Warrant, in each case assuming an initial public offering price of $20.50, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

DILUTION
If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the as adjusted net tangible book value per share of our common stock immediately after this offering.
As of December 31, 2020, we had a net tangible book value (deficit) of $(154.3) million, or $(1.32) per share of common stock. Our net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of December 31, 2020.
After giving effect to the sale of shares of common stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us and the application of the net proceeds of this offering as set forth under “Use of Proceeds”, at an assumed initial public offering price of $20.50 per share, which is the midpoint of the price range set forth on the cover of this prospectus, our as adjusted net tangible book value as of December 31, 2020 would have been approximately $125.5 million, or approximately $0.94 per share of common stock. This represents an immediate increase in net tangible book value of $2.26 per share to our existing shareholders and an immediate dilution in net tangible book value of $19.56 per share to investors participating in this offering at the assumed initial public offering price.
The following table illustrates this per share dilution:
Assumed initial public offering price per share		$20.50
Historical net tangible book value (deficit) per share as of December 31, 2020	$(1.32)
Increase in net tangible book value per share attributable to the investors in this offering	$2.26
As adjusted net tangible book value per share after giving effect to this offering		$0.94
Dilution in net tangible book value per share to the investors in this offering		$19.56

A $1.00 increase or decrease in the assumed initial public offering price of $20.50 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase or decrease our as adjusted net tangible book value per share after this offering by $0.12, and would increase or decrease the dilution per share to the investors in this offering by $0.88, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. Similarly, each increase or decrease of 1,000,000 shares in the number of shares of common stock offered by us would increase our as adjusted net tangible book value per share after this offering by $0.14 and would decrease or increase dilution per share to investors in this offering by $0.14, assuming the assumed initial public offering price, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.
If the underwriters exercise their option to purchase additional shares in full, the as adjusted net tangible book value per share after this offering would be $1.28, and the dilution in as adjusted net tangible book value per share to new investors would be $19.22.
The following table presents, on an as adjusted basis as of December 31, 2020, the differences between our existing shareholders and the investors purchasing shares of our common stock in this offering, with respect to the number of shares purchased, the total consideration paid to us, and the average price per share paid by our existing shareholders or to be paid to us by investors purchasing shares in this offering at an assumed offering price of $20.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting discount and estimated offering expenses payable by us.

	Shares		Total consideration		Average price per share
	Number	Percentage	Amount	Percentage
Existing shareholders	116,520,612	87%	$117,685,818	26%	$1.01
New investors	16,666,667	13	341,666,674	74	20.50
Total	133,187,279	100%	$459,352,492	100%	$3.45
A $1.00 increase or in the assumed initial public offering price of $20.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $15.7 million and increase the percentage of total consideration paid by new investors by 1% and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by 1%, in each case assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the underwriting discounts and commissions payable by us.
Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. After giving effect to sales of shares in this offering, assuming the underwriters’ option to purchase additional shares is exercised in full, our existing shareholders would own 86% and our new investors would own 14% of the total number of shares of our common stock outstanding after this offering.
In addition, to the extent we issue any stock options or any stock options are exercised, or we issue any other securities or convertible debt in the future, investors participating in this offering may experience further dilution.
Except as otherwise indicated, the above discussion and tables are based on 116,520,612 shares of our common stock outstanding as of December 31, 2020 and excludes (i) 14,700,000 shares of common stock reserved for future issuance under our 2021 Plan, which will be adopted in connection with this offering (including an aggregate of approximately 47,500 RSUs to our employees (other than executive officers and directors) upon completion of this offering which RSUs may be settled for an equal number of shares of common stock that vest on the second anniversary of the grant date) and (ii) 731,707 shares of common stock issuable upon the exercise of the Sacramento Warrant, in each case assuming an initial public offering price of $20.50, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

SELECTED CONSOLIDATED FINANCIAL DATA
The following tables present our selected consolidated financial data. The selected consolidated statement of operations data for the fiscal years ended June 30, 2019 and 2020 and the selected consolidated balance sheets data as of June 30, 2020 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The selected consolidated statement of operations data for the six months ended December 31, 2019 and 2020 and the selected consolidated balance sheet data as of December 31, 2020 are derived from our unaudited interim consolidated financial statements that are included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments that are necessary for the fair statement of our unaudited interim consolidated financial statements.
Our historical results are not necessarily indicative of the results that may be expected in any future period, and our results for any interim period are not necessarily indicative of results that may be expected for any full year. You should read the selected historical financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	Years ended June 30,		Six months ended December 31,
	2019	2020	2019	2020
(dollars in thousands, except share and per share data)
Revenues
Capitation revenue	$461,766	$564,834	$268,550	$308,459
Other Service Revenue	3,864	2,358	1,380	1,418
Total revenues	465,630	567,192	269,930	309,877
Expenses
External provider costs	222,232	272,832	133,365	148,826
Cost of care (excluding depreciation and amortization)	132,770	153,056	75,180	76,357
Sales and Marketing	16,460	19,001	9,777	8,743
Corporate, general and administrative	48,250	58,481	28,389	87,306
Depreciation and amortization	8,996	11,291	5,541	5,951
Equity loss (earnings)	—	678	40	1,342
Other operating expenses (income)	(2,753)	920	(150)	(1,011)
Total expenses	425,955	516,259	252,142	327,514
Operating Income	39,675	50,933	17,788	(17,637)
Other Income (Expense)
Interest expense, net	(9,594)	(14,619)	(8,926)	(12,186)
Loss on extinguishment of debt	(3,144)	—	—	(991)
Other	(1,549)	(681)	(978)	44
Total other expense	(14,287)	(15,300)	(9,904)	(13,133)
Income (loss) before income taxes	25,388	35,633	7,884	(30,770)
Provision for income taxes	6,317	9,868	2,087	9,423
Net Income (Loss)	$19,071	$25,765	$5,797	$(40,193)
Less: Net loss attributable to noncontrolling interests	(507)	(513)	(246)	(243)
Net Income (Loss) Attributable to the Company.	$19,578	$26,278	$6,043	$(39,950)
Weighted-average number of common shares outstanding — basic(1)	132,315,101	132,616,431	132,616,431	118,795,021
Weighted-average number of common shares outstanding — diluted(1)	134,034,459	135,233,630	133,174,001	118,795,021
Net Income per share — basic(1)	$0.15	$0.20	$0.05	$(0.34)
Net Income per share — diluted(1)	$0.15	$0.19	$0.05	$(0.34)
Pro Forma Per Share Data(2):
Pro forma net income (loss) per share:
Basic		$0.18		$(0.29)
Diluted		$0.17		$(0.29)
Pro forma weighted-average shares used in computing net income (loss) per share:
Basic		149,283,098		135,461,688
Diluted		151,900,297		135,461,688
Selected Other Data:
Adjusted EBITDA(3)	$51,662	$65,909	$25,361	$45,673
Adjusted EBITDA margin(3)	11.1%	11.7%	9.4%	14.8%

	June 30, 2020	December 31, 2020
	Actual	Actual
(dollars in thousands)
Consolidated Balance Sheets Data (at period end):
Cash and cash equivalents	$112,904	$77,321
Working capital(4)	90,298	30,659
Total assets	409,634	374,707
Long-term debt, net of debt issuance costs (including current portion)	212,370	293,144
Total stockholders’ equity (deficit)	107,750	(31,289)
(1) Subsequent to the issuance of the unaudited interim condensed consolidated financial statements as of and for the six months ended December 31, 2020, we identified an error in the calculation of the weighted-average number of common shares outstanding for the six months ended December 31, 2020 due to a computational error. The impact of correcting this error in the weighted-average number of common shares outstanding for the period is a decrease of 11,419,946 shares from 130,214,967 to 118,795,021, which results in a corresponding change to basic and dilutive earnings (loss) per share by $0.03 from $(0.31) to $(0.34) for the six months ended December 31, 2020.
Accordingly, the Company has restated the relevant unaudited interim consolidated financial statements and related footnote to correct for this error. Management has evaluated the materiality of this error and concluded that it is not material, individually or in the aggregate to the unaudited interim condensed consolidated financial statements as a whole.
(2) Pro forma net income per share is computed by dividing pro forma net income by pro forma weighted-average shares outstanding. For the six months ended December 31, 2020 and the year end June 30, 2020, pro forma net income gives effect to the application of $234.2 million of the net proceeds to repay a portion of outstanding borrowings under of Term Loan Facility and fund the related fees and expenses as if the offering had occurred on July 1, 2020 or July 1, 2019, respectively, as set forth under “Use of Proceeds”. For the six months ended December 31, 2020 and the year ended June 30, 2020, pro forma per share information also gives effect to the issuance by us of 16,666,667 shares of common stock in this offering at an assumed initial public offering price of $20.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. This pro forma per share information is presented for informational purposes only and does not purport to represent what our net income or net income per share actually would have been had the offering and use of proceeds to repay a portion of outstanding borrowings under our Term Loan Facility therefrom occurred on July 1, 2019 or July 1, 2020, respectively, or to project our net income or net income per share for any future period. The pro forma per share information does not give effect to the new rate of interest that would be applicable to the extent the New Term Loan Facility under the New Credit Facilities was in effect on either July 1, 2019 or July 1, 2020 as applicable.
(3) Adjusted EBITDA and Adjusted EBITDA margin are supplemental measures of operating performance that are not prepared in accordance with GAAP and that do not represent, and should not be considered as, alternatives to net loss or net income margin, respectively, as determined in accordance with GAAP. For a reconciliation of Adjusted EBITDA and Adjusted EBITDA margin to net loss, the most directly comparable GAAP measures, see “Prospectus Summary—Summary Historical Financial and Other Data.”
(4) We define working capital as current assets less current liabilities.

Management’s discussion and analysis of financial condition and results of operations
The following discussion and analysis summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Our historical results are not necessarily indicative of the results that may occur in the future and actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the sections entitled “Risk Factors” and “Forward-Looking Statements.”
Overview
We are the leading healthcare delivery platform by number of participants focused on providing all-inclusive, capitated care to high-cost, dual-eligible seniors. We directly address two of the most pressing challenges facing the U.S. healthcare industry: rising costs and poor outcomes. Our patient-centered care delivery approach meaningfully improves the quality of care our participants receive, while keeping them in their homes for as long as safely possible and reducing over-utilization of high-cost care settings such as hospitals and nursing homes. Our patient-centered approach is led by our IDTs, who design, manage and coordinate each participant’s personalized care plan. We directly manage and are responsible for all healthcare needs and associated costs for our participants. We directly contract with government payors, such as Medicare and Medicaid, and do not rely on third-party administrative organizations or health plans. We believe our model aligns with how healthcare is evolving, namely (1) the shift toward value-based care, in which coordinated, outcomes-driven, high-quality care is delivered while reducing unnecessary spend, (2) eliminating excessive administrative costs by contracting directly with the government, (3) focusing on the patient experience and (4) addressing social determinants of health.
We deliver our patient-centered care through the InnovAge Platform.   The InnovAge Platform consists of (1) our IDTs and (2) our community-based care delivery model. The key attributes of the InnovAge Platform include:
•
Our participant focus.   Our model is focused on caring for frail, high-cost, dual-eligible seniors. We define dual-eligible seniors as individuals who are 55+ and qualify for benefits under both Medicare and Medicaid. Our target participant population is the frail, nursing home-eligible subset of dual-eligible seniors to whom we refer as “high-cost, dual-eligibles” given their high healthcare acuity and the associated high level of spend. Our participants are among the most frail and medically complex individuals in the U.S. healthcare system. The typical InnovAge participant has, on average, nine chronic conditions and requires, on average, assistance with three or more ADLs. As a result, the average InnovAge participant has a Medicare RAF of 2.53. A higher RAF score indicates poorer health and higher predicted health care costs. The average InnovAge participant’s RAF is over 2.3 times higher than the 1.08 RAF of the average Medicare fee-for-service non-dual enrollee according to a 2019 analysis. Our platform enables participants to exercise their preference to age independently in their homes and stay active in their communities for as long as safely possible. All of our participants are certified as nursing home-eligible, but, as a result of the InnovAge Platform, over 90% of our participants are able to live safely in their homes and communities.

•
Our interdisciplinary care teams.   Our IDTs are the core of our comprehensive clinical model. They design, manage and coordinate all aspects of each participant’s customized care plan. Our IDT structure is designed to enhance access to care for our participants and eliminate the information silos and gaps in care that often occur in traditional fee-for-service models. We are responsible for the totality of our participants’ medical and social needs, including primary and specialist care, in-home care, hospital visits, nutrition, transportation to our care centers and other medical appointments, pharmacy and behavioral health support. We leverage a technology suite powered by industry-leading clinical and operational information technology solutions to collect and analyze data, streamline IDT workflows and empower our teams with timely participant insights that improve outcomes.
•
The composition of our IDTs reflects our comprehensive mandate and the complexity of our participants’ care needs. Each IDT convenes, at minimum, experts across at least 11 disciplines, from the primary care physician to the social worker, who are collectively responsible for managing all aspects of our participant’s care.

•
Our care plans seek to mitigate challenges presented by participants’ social determinants of health. We provide food, transportation and in-home assistance to remove barriers to accessing care and promote a safe in-home living environment for our participants.

•
Our community-based care delivery model.   Our model delivers care across a continuum of community-based settings. Our multimodal approach leverages our care centers, the participant’s home, and telehealth to deliver comprehensive care to our participants in the most appropriate and cost-effective setting, while enabling participants to live in their homes and communities. The InnovAge Platform is designed to be a higher touch care model compared to many of our peers, and our providers interact with our participants daily across multiple settings. As an example, a representative participant (1) visits the center approximately six times per month (prior to the COVID-19 pandemic), (2) receives daily in-home support and (3) has 24/7 virtual access to an IDT member. Each care plan is individualized by the IDT to include a set of interactions tailored to each participant’s needs. We believe our high-touch, integrated approach results in high-quality care and better outcomes for our participants.

•
Our direct contracting relationships with federal and state governments.   We directly contract with government payors, such as Medicare and Medicaid, through PACE and receive a capitated payment to manage the totality of a participant’s medical care. The capitated payment model gives us flexibility to invest in a comprehensive care delivery model, which delivers value-added services that are not typically covered in a fee-for-service environment. As a result of our direct contracts with government payors, we capture 100% of the premium and do not rely on administrative intermediaries, such as health plans, to recruit participants or administer our contracts. Our model is designed to generate savings for federal and state governments compared to the nursing home alternative. For the year ended June 30, 2020, approximately 99.5% of our total revenue was derived from capitation agreements with government payors. We have developed strong relationships with Medicare and Medicaid agencies through our participation in PACE and believe we are well positioned to participate in future direct contracting opportunities with government payors.

According to CMS, healthcare spending in the United States was greater than $3.6 trillion in 2018, and Medicare and Medicaid combined accounted for greater than $1.3 trillion spent on the care of approximately 125 million individuals. In 2018, there were approximately 12 million individuals simultaneously enrolled in Medicare and Medicaid that we estimate accounted for approximately $464 billion, representing 34% of combined Medicare and Medicaid spend. Our focus is on the most frail, complex subset of dual-eligible seniors who represent some of the highest-cost individuals in the U.S. healthcare system. Based on our estimated market of approximately 2.2 million PACE eligibles in the United States, we estimate that our total addressable market is approximately $200 billion. Currently, only approximately 55,000 individuals among the 2.2 million nursing home-eligible, dual-eligible seniors we target receive care from a PACE provider, based on a November 2020 report from the National PACE Association. Over the next eight years, the National PACE Association is targeting a PACE enrollment increase at a CAGR of approximately 17%.
We believe the traditional fee-for-service reimbursement model in healthcare does not adequately incentivize providers to efficiently manage this complex population. Dual-eligible seniors must navigate a disjointed, separately administered set of Medicare and Medicaid benefits, which often results in uncoordinated care delivered in silos. Our vertically integrated care model and full-risk contracts incentivize us to coordinate and proactively manage all aspects of a participant’s health. Costs under the PACE program are estimated to be 13% lower on average than for a comparable dual-eligible population aged 65 and older under Medicaid, based on an analysis of available data by the National PACE Association as of November 2020, and our costs are estimated to be approximately 8% lower on a weighted average basis than costs for comparable fee-for-service Medicare beneficiaries, based on our analysis of the most recent Dartmouth Atlas data from 2017. Importantly, we believe we deliver significantly better health outcomes. Our care model reduces unnecessary or avoidable medical spend. We estimate that across our mature markets, our participants on average have 16% fewer hospital admissions and 73% fewer low- to medium-severity emergency room visits relative to a comparable Medicare fee-for-service population with similar risk scores for which data is available. In addition, our participants have a 25% lower 30-day hospital readmission rate compared to a frail, dual-eligible or disabled waiver population. In addition to reducing spend, we also focus on ensuring our participants are satisfied and receive high-quality care. Our participant satisfaction, based on a survey of a random sample of participants and administered by an independent third party as of June 30, 2020, is 89%. Our participants live, on average, 1.5 years longer than comparable populations who choose nursing home care, based on a HHS report dated June 27, 2017.
We believe the InnovAge Platform has enabled us to create a healthcare model where all constituencies involved—participants, their families, providers and government payors—“Win.”
•
Participants.   We enable our participants to remain in their homes and communities and age independently. We leverage our differentiated care delivery model to improve the health of our participants, avoid unnecessary hospitalizations and nursing home stays, and greatly improve our participants’ experience with the healthcare system.

•
Families.   By taking over many aspects of care, such as transportation to appointments, we reduce the caregiving burden on participants’ family members. We believe families receive “peace of mind” knowing their loved ones are well taken care of and that they have a clear point of contact with our IDTs.

•
Providers.   We enable our providers to focus on taking care of patients by providing them with meaningful clinical and administrative support.

•
Government payors.   We provide government payors with fiscal certainty through our capitated payment arrangements and reduced medical and social costs for frail, high-cost, dual-eligible seniors. Costs under the PACE program are estimated to be 13% lower on average than for a comparable dual-eligible population aged 65 and older under Medicaid, and our costs are estimated to be approximately 8% lower on a weighted average basis than costs for comparable fee-for-service Medicare beneficiaries, based on our analysis of the most recent Dartmouth Atlas data from 2017.

We believe our strong value proposition to each constituency translates into a superior economic model. We directly contract with Medicare and Medicaid on a PMPM basis, which creates recurring revenue streams and provides significant visibility into our revenue growth trajectory. We receive 100% of the pooled capitated payment to directly provide or manage the healthcare needs of our participants. By proactively providing high-quality care and addressing risks related to social determinants of health, we have demonstrated our ability to reduce avoidable utilization of high-cost care settings, such as hospitals and nursing homes. As a result, we create a surplus that can be used to invest in refining our care model and providing even greater social supports for our participants. These investments further improve participants’ experiences and health outcomes, which we believe will result in more savings that will drive our profitable growth. The virtuous cycle we have created enables us to consistently deliver high-quality care, achieve high participant satisfaction and retention, and attract new participants. We believe that continuing to drive medical cost savings over a growing participant census will deliver an even greater surplus to our organization, enabling us to invest in more participant programs, evolve our care model, enhance our technology and fund new centers.
We have a record of driving profitable growth and achieving compelling unit economics. For the fiscal year ended June 30, 2020, all of our centers had a positive Center-level Contribution Margin, and our mature de novo centers opened in the last six years have generated positive Center-level Contribution Margins in fewer than 12 months of operation. For a discussion of Center-level Contribution Margin, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key business metrics and non-GAAP measures—Center-level contribution margin.”
We have demonstrated an ability to scale successfully, expanding our model to a network of 16 centers in five states, which provided care for approximately 6,400 participants during the year ended June 30, 2020. For the fiscal years ended June 30, 2019 and 2020, our total revenues were $465.6 million and $567.2 million, respectively, representing a year-over-year growth rate of 22%. For the fiscal years ended June 30, 2019 and 2020, our net income was $19.1 million and $25.8 million, respectively, representing a year-over-year growth rate of 35.1%, while Adjusted EBITDA was $51.7 million and $65.9 million, respectively, representing a year-over-year growth rate of 27.6%. Over the same period, our net income margin expanded from 4.1% to 4.5% and Adjusted EBITDA margin expanded from 11.1% to 11.7%. For the six months ended December 31, 2019 and 2020, our total revenues were $269.9 and $309.9, respectively, representing a period-over-period growth rate of 14.8%. For the six months ended December 31, 2019 and 2020, our net income was $5.8 million and $(40.2) million, respectively, while Adjusted EBITDA was $25.4 million and $45.7 million, respectively, representing a period over period growth rate of 80.1%. Over the same period, our net income margin changed from 2.1% to (13.0)% and Adjusted EBITDA Margin expanded from 9.4% to 14.8%. See “—Summary Consolidated Financial Data” for a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP measure, and the definitions of Adjusted EBITDA and Adjusted EBITDA margin. Our experience driving profitable growth and expanding geographically underscores our confidence in our ability to successfully execute on the growth opportunities ahead. We intend to substantially increase the number of centers we operate in new and existing markets to bring our innovative care model to more frail, high-cost, dual-eligible seniors and their families across the country.
Key factors affecting our performance
Our historical financial performance has been, and we expect our financial performance in the future to be, driven by the following factors:
Our participants
We focus on providing all-inclusive care to frail, high-cost, dual-eligible seniors. We directly contract with government payors, such as Medicare and Medicaid, through PACE and receive a capitated risk-adjusted payment to manage the totality of a participant’s medical care across all settings. InnovAge manages participants that are, on average, more complex and medically fragile than other Medicare-eligible patients, including those in MA programs. As a result, we receive larger payments for our participants compared to MA participants. This is driven by two factors: (1) we manage a higher acuity population, with an average

RAF score of 2.53 compared to an average RAF score of 1.08 for Medicare fee-for-service non-dual enrollees; and (2) we manage Medicaid spend in addition to Medicare.
Our participants are managed on a capitated, or at-risk, basis, where InnovAge is financially responsible for all of their medical costs, including primary and specialist care, in-home care, hospital visits, nutrition, transportation to our care centers and to other medical appointments, pharmacy and behavioral health. Our care model and payments are designed to cover participants from enrollment until the end of life, including coverage for participants requiring hospice and palliative care. For dual-eligible participants, we receive a risk-adjusted PMPM payment directly from Medicare and Medicaid, which provides recurring revenue streams and significant visibility into our revenue growth trajectory.
The Medicare portion of our capitated payment is risk-adjusted based on the underlying medical conditions and frailty of each participant. Our interdisciplinary care teams (“IDTs”) develop an individualized care plan specific to the needs of each participant. Our high touch model involves daily interaction with our participants across multiple settings. This enables us to not only deliver coordinated, high quality care, but also to identify and proactively manage changes to each participant’s conditions, which further supports our ability to more precisely report our participants’ condition to obtain appropriate RAF scores.
Our model provides visibility on our financial and growth trajectory given the recurring nature of the capitated revenue we collect from our government payors. The following table sets out our growth in census since fiscal year 2016:
Our ability to grow enrollment and capacity within existing centers
We believe our demonstrated ability to drive sustained, organic census growth is a key indicator of the attractiveness of the InnovAge Platform to our key constituents: participants, their families and government payors. Since 2015, we have achieved 12% annual, organic census growth. Eligible participants can enroll in our program year-round, allowing us to continuously attract new participants and reducing seasonal variability in our results of operations.
Awareness of PACE programs remains low among potential participants, despite high levels of patient satisfaction. To improve awareness of InnovAge and attract new participants, our sales and marketing teams educate prospective participants and their families on our powerful value proposition, superior health outcomes and participant satisfaction. Our scale enables us to invest in targeted sales and marketing capabilities, which accelerates census growth. We take a multichannel approach to sales and marketing, relying on a mix of traditional community provider referrals and targeted direct-to-consumer digital marketing. We have realigned our marketing strategy to focus more on digital channels during the COVID-19 pandemic and to reach those searching for senior care alternatives. For example, we increased the mix of marketing dollars spent on search engine advertising from 5% to 17% of our total media budget, helping to drive 145% year-over-year web traffic growth and over 20% year-over-year referral growth from this channel (each with respect to July through November 2020 as compared to the same period in 2019). We are proud of the fact that the “friends and family” of our participants remain one of our largest referral sources. We believe our 38.5% average referral conversion rate reflects the attractiveness of our care model and our ability to appropriately target eligible participants.
We have a large, embedded growth opportunity within our existing center base. As of December 2020, our eligible participant penetration rate is, on average, 13% across our existing markets and approximately 30% in Denver, Colorado, and as the only designated PACE provider in most of the MSAs that we serve, we believe there is significant runway for further growth. For the fiscal year ended June 30, 2020, our participant census was approximately 6,400 across our 16 centers in five states. Inclusive of two additional centers opened after June 30, 2020 and our in-progress and planned center expansion efforts, each of our centers would have an average maximum capacity of 800 participants, enabling us to serve approximately 14,500 participants in total, and thus leaving ample runway to increase enrollment within our current footprint. We also believe that we will continue to conduct a portion of visits via telehealth after the COVID-19 pandemic subsides, which could potentially increase the average capacity of our centers.
Our ability to maintain high participant satisfaction and retention
Our comprehensive individualized care model and frequency of interaction with participants generates high levels of participant satisfaction. We have multiple touch points with participants and their families, which enhances participant receptivity to our services, leading to an 89% participant satisfaction rating as of June 30, 2020 and average participant tenure of 3.1 years as of September 30, 2020, among our centers that have been operated by us for at least five years. Furthermore, we experience low levels of voluntary disenrollment, averaging 5% annually over the last two fiscal years. Approximately 71% of our historical disenrollments have been involuntary, due primarily to participant death and otherwise to participants moving out of our service areas.
Effectively managing the cost of care for our participants
We receive capitated payments to manage the totality of a participant’s medical care across all settings. Our participants are among the most frail and medically complex individuals in the U.S. healthcare system. As a result, external provider costs and cost of care, excluding depreciation and amortization, represented approximately 75% of our revenue in the year ended June 30, 2020. Our care model focuses on delivering high-quality medical care in cost efficient, community-based settings as a means of avoiding costly inpatient and outpatient services. However, our participants retain the freedom to seek care at sites of their choice, including hospitals and emergency rooms; we do not restrict participant access to care. Since InnovAge bears the burden of all participant medical expenses, we are liable for potentially large medical claims, avoidable or not. We believe the risk of such large medical claims is mitigated by (1) our proactive care model, and (2) our scale, which diminishes the financial impact of any unexpected catastrophic care our participants may require.
Center-level contribution margin
We have a history of achieving profitable Center-level Contribution Margin. We define Center-level Contribution Margin as total revenues less external provider costs and cost of care, excluding depreciation and amortization, which includes all medical and pharmacy costs. For purposes of evaluating Center-level Contribution Margin on a center-by-center basis, we do not allocate our sales and marketing, corporate, or general and administrative expenses across our centers.

In the year ended June 30, 2020, all of our centers generated positive Center-level Contribution Margin, with a consolidated Center-level Contribution Margin, expressed as a percentage of revenue, of 24.9%. Over time, we plan to both expand our number of centers and grow the number of participants at each center. As we add participants to existing centers, we further leverage our fixed cost base at those centers.
Our ability to build de novo centers within existing and new markets
We have proven our ability to expand and operationalize new centers across multiple geographies while generating consistent center-level performance. This performance highlights the predictability of our model and gives us conviction to continue investing in building new centers to drive long-term value creation.
We have a large addressable market with a target population estimated at approximately 2.2 million, representing seniors who we believe are dually eligible for Medicare and Medicaid and meet the nursing home level of care criteria for PACE. Of this target population, only approximately 55,000 individuals are enrolled in a PACE program, based on a November 2020 report from the National PACE Association, reflecting significant unmet demand for PACE services and creating opportunities for us to grow in new and existing markets. Based upon our success to date, we believe our innovative care model can scale nationally, and we expect to continue selectively and strategically expanding into new geographies. Our go to market approach prioritizes high-density urban and suburban areas, where there are sizable numbers of frail, dual-eligible seniors who would benefit from our program.
In our existing markets, we believe that we currently serve, on average, less than 15% of PACE-eligible participants. As a result, there is significant opportunity to expand our footprint in our existing markets by not only growing the physical footprint and participant census of existing centers, but also by developing new centers. These strategically developed new sites will allow us to leverage our established market brand and infrastructure. Our mature de novo centers opened in the last six years have generated positive Center-level Contribution Margins in less than 12 months of operation. The performance of these centers, which consist of our Loveland and San Bernardino centers that opened in calendar year 2015 and 2014, respectively, demonstrate how we expect our de novo centers to ramp. During the first five years of operations, the Loveland and San Bernardino centers achieved compound annual census growth rates of 54% and 50%, respectively. As of June 30, 2020, these centers had Center-level Contribution Margins of 37% and 33%, respectively, each expressed as a percentage of revenue.
We have a successful track record of building de novo centers with compelling unit economics. Once we have identified a location for a new center, it takes, on average, less than 27 months to open. Our Loveland and San Bernardino centers, which are our mature de novo centers that have opened in the last six years, on average, (1) required approximately $10 million to $20 million of upfront capital to build, (2) generated positive Center-level Contribution Margin in fewer than 12 months of operation, and (3) generate approximately $10 million to $20 million of annual Center-level Contribution Margin. As a result, we believe investments in de novo centers generate robust internal rates of return and accretive cash-on-cash returns. We have five new developments in our pipeline slated for the next 24 months, including three in two new states.
Execute tuck-in acquisitions
We believe there is a sizeable landscape of potential tuck-in acquisitions to supplement our organic growth strategy. Over the past two fiscal years, we have acquired and integrated three PACE organizations, expanding our InnovAge Platform to one new state and four new markets through those acquisitions. We are disciplined in our approach to acquisitions and have executed multiple types of transactions, including turnarounds and non-profit conversions. When integrating acquired programs, we work closely with key constituencies, including local governments, health systems and senior housing providers, to ensure continuity of high-quality care for participants. Based on our experience, joining the InnovAge Platform enables revenue growth and improved operational efficiency and care delivery post-integration. We believe our track record of and reputation for integrating and improving acquired organizations, while continuing to prioritize high-quality patient care, positions us as the acquirer of choice in this market.
For the four organizations we acquired since fiscal year 2017, the chart below illustrates revenue growth post-acquisition through June 30, 2020.
Acquired Organization Revenue Ramp(1)
Acquired organization	Date of acquisition	Revenue CAGR post-acquisition(1)(2)
(a) Kissito PACE Roanoke, VA	Apr.2017	26%
(b) NewCourtland LIFE Philadelphia, PA	Aug.2018	15%
(c) Riverside PACE Richmond, VA Newport News, VA	Oct.2018	7%
(d) Blue Ridge PACE Charlottesville, VA	Nov.2018	26%
(1) As of June 30, 2020.
(2) Represents revenue (in millions) at the respective acquired organizations for the last twelve months for each period presented from the first month following its acquisition (Month 1) through June 30, 2020.

Contracting with government payors
Our economic model relies on our capitated arrangements with government payors, namely Medicare and Medicaid. We view the government not only as a payor but also as a key partner in our efforts to expand into new geographies and access more participants in our existing markets. Maintaining, supporting and growing these relationships, particularly as we enter new geographies, is critical to our long-term success. Our model is aligned with the interests of our government payors, as we drive better health outcomes for participants at lower cost and enhance participant satisfaction. We believe this alignment of interests and our highly effective care model resonates with government payors and will result in continued opportunities to open and acquire centers.
Investing to support growth
We intend to continue investing in our centers, value-based care model, and sales and marketing organization to support long-term growth. We expect our expenses to increase in absolute dollars for the foreseeable future to support our growth and due to additional costs we expect to incur as a public company, including expenses related to compliance with the rules and regulations of the SEC and the listing standards of Nasdaq, additional corporate and director and officer insurance, investor relations and increased legal, audit, reporting and consulting fees. We plan to invest in future growth judiciously and maintain focus on managing our results of operations. Accordingly, in the short term we expect the activities noted above to increase our expenses as a percentage of revenue, but in the longer term, we anticipate that these investments will positively impact our business and results of operations.
Seasonality to our business
Our operational and financial results will experience some variability depending upon the time of year in which they are measured. This variability is most notable in the following areas:
Medical costs
Medical costs will vary seasonally depending on a number of factors, and most significantly as a result of the weather. Certain illnesses, such as the influenza virus, are far more prevalent during colder months of the year, which will result in an increase in medical expenses during these time periods. We therefore expect higher per-participant medical costs in our second and third fiscal quarters. Medical costs also depend upon the number of business days in a period, and shorter periods will have lower medical costs. Business days can also create year-over-year comparability issues if a period in one year has a different number of business days compared to the same period in another. We would also expect medical costs to be impacted by a pandemic, such as the COVID-19 pandemic, which may result in increased or decreased total medical costs depending upon the severity of the infection, the proximity of the spread of the disease to our centers, the duration of the infection and the availability of healthcare services for our participants.
Timing of risk score revenue true-ups
The Medicare portion of the capitated payments we receive for each participant is determined by a participant’s RAF score, which is measured twice per year and is based on the evolving acuity of a participant. We estimate and accrue for the expected RAF scores of our participants. Based on the difference between the RAF score we estimate and the RAF score determined by CMS, we may receive incremental true-up revenue or be required to repay certain amounts. Though no assurances can be made in the future, we have historically used our best estimate for accruing participant RAF scores, and we had net positive true-up payments for the fiscal years ended 2019 and 2020. Historically, these true-up payments typically occur between May and August, but the timing of these payments is determined by CMS, and we have neither visibility nor control over the timing of such payments.
Key business metrics and non-GAAP measures
In addition to our GAAP financial information, we review a number of operating and financial metrics, including the following key metrics and non-GAAP measures, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. We believe these metrics provide additional perspective and insights when analyzing our core operating performance from period to period and evaluating trends in historical operating results. These key business metrics and non-GAAP measures should not be considered superior to, or a substitute for, and should be read in conjunction with, the GAAP financial information presented herein. These measures may not be comparable to similarly-titled performance indicators used by other companies.
	Fiscal years ended June 30,		Six months ended December 31,
	2019	2020	2019	2020
	(dollars in thousands)
Key Business Metrics:
Centers(1)	16	16	16	17
Census(1)(2)	5,900	6,400	6,300	6,600
Total Member Months(1)	65,100	74,900	36,900	39,100
Center-level Contribution Margin(3)	23.8%	24.9%	22.7%	27.3%
Non-GAAP Measures:
Adjusted EBITDA(4)	$51,662	$65,909	$25,361	$45,673
Adjusted EBITDA margin(4)	11.1%	11.7%	9.4%	14.8%
(1) This excludes non-consolidated joint ventures. As of December 31, 2020, the Company operated 17 PACE centers (18 centers when including our non-consolidated joint venture), across Colorado, California, New Mexico, Pennsylvania and Virginia.
(2) Participant numbers are approximate.
(3) Expressed as a percentage of revenue.
(4) Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP measures. For a reconciliation of these non-GAAP measures to the closest GAAP equivalents for the period indicated, see below under “—Adjusted EBITDA.”
Centers
We define our centers as those centers open for business and attending to participants at the end of a particular period. As of June 30, 2020 and December 31, 2020, 50% of our centers were located on sites that we own and the remaining 50% were located on sites that we leased.

Census
Our census is comprised of our capitated participants for whom we are financially responsible for their total healthcare costs.
Total member months
We define Total Member Months as the total number of participants multiplied by the number of months within a year in which each participant was enrolled in our program. We believe this is a useful metric as it more precisely tracks the number of participants we serve each year.
Center-level contribution margin
We define Center-level Contribution Margin as total revenues less external provider costs and cost of care, excluding depreciation and amortization, which includes all medical and pharmacy costs. For purposes of evaluating Center-level Contribution Margin on a center-by-center basis, we do not allocate our sales and marketing expense or corporate, general and administrative expenses across our centers. Center-level Contribution Margin was $110.6 million and $141.3 million for the fiscal years ended June 30, 2019 and 2020, respectively, and $61.4 million and $84.7 million for the six months ended December 31, 2019 and 2020, respectively. For more information relating to Center-level Contribution Margin, see Note 17, Segment Reporting, of our audited financial statements included elsewhere in this prospectus.
Adjusted EBITDA
We define Adjusted EBITDA as net income adjusted for interest expense, depreciation and amortization, and provision for income tax as well as addbacks for non-recurring expenses or exceptional items, including charges relating to management equity compensation, final determination of rates, M&A transaction and integration, business optimization, EMR transition, special employee bonuses, financing-related fees and contingent consideration. For the fiscal years ended June 30, 2019 and 2020, our net income was $19.1 million and $25.8 million, respectively, representing a year-over-year growth rate of 35.1%, while Adjusted EBITDA was $51.7 million and $65.9 million, respectively, representing a year-over-year growth rate of 27.6%. For the six months ended December 31, 2019 and 2020, our net income was $5.8 million and $(40.2) million, respectively, while Adjusted EBITDA was $25.4 million and $45.7 million, respectively, representing a period over period growth rate of 80.1%.
A reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP measure, for each of the periods is as follows:

	Fiscal year ended June 30,		Six months ended December 31,
	2019	2020	2019	2020
	(dollars in thousands)
Net income	$19,071	$25,765	$5,797	$(40,193)
Interest expense, net	9,594	14,619	8,926	12,186
Depreciation and amortization	8,996	11,291	5,541	5,951
Provision for income tax	6,317	9,868	2,087	9,423
Management equity plan	727	543	272	572
Rate determination(a)	—	(3,372)	—	(2,158)
M&A diligence, transaction and integration(b)	2,528	2,718	1,465	58,784
Business optimization(c)	454	1,171	232	859
EMR transition(d)	—	1,078	638	269
Special employee bonuses(e)	3,127	1,278	523	—
Financing-related(f)	3,601	30	30	991
Contingent consideration(g)	(2,753)	920	(150)	(1,011)
Adjusted EBITDA	$51,662	$65,909	$25,361	$45,673
(a) For the fiscal year ended June 30, 2020 this reflects the final determination of certain rates for capitation payments from the State of California of approximately $3.4 million relating to the fiscal years ended June 30, 2016, 2017, 2018 and 2019, all of which we consider non-recurring. For the six months ended December 31, 2020, this reflects the CMS settlement payment of approximately $2.2 million related to End-Stage Renal Disease beneficiaries for calendar years 2010 through 2020.
(b) Reflects costs associated with due diligence, transaction and integration expenses for acquisitions explored or completed of approximately $2.5 million and $2.7 million for the years ended June 30, 2019 and 2020, respectively. For the six months ended December 31, 2020, this reflects such expenses related primarily due to the Apax Transaction in the amount of approximately $58.8 million, relating to $42.2 million from the cancellation of options and the redemption of shares, $1.8 million relates to transaction specific bonuses, and $13.1 million of transaction fees and expenses, along with $1.7 million relating to payroll taxes and other administrative items.
(c) Reflects charges related to business optimization initiatives. Such charges relate to one-time investments in projects designed to enhance our technology systems and improve the efficiency of our operations.
(d) Reflects non-recurring expenses relating to the transition to a new electronic medical record vendor.
(e) Reflects non-recurring special bonuses paid to certain of our employees of the Company relating to shareholder dividend transactions that occurred in fiscal years 2018 and 2019.
(f) With respect to the fiscal year ended June 30, 2019, such amount includes $0.5 million related to fees and expenses incurred in connection with amendments to our Credit Agreement and $3.1 million related to a loss on extinguishment of debt incurred in connection with the refinancing of the Credit Agreement. With respect to fiscal year ended June 30, 2020 and the six months ended December 31, 2019, the amount reflects fees and expenses incurred in connection with amendments to our Credit Agreement. With respect to the six months ended December 31, 2020, the amount reflects a loss on extinguishment of debt incurred in connection with the refinancing of our Credit Agreement.
(g) Reflects fair value adjustment relating to the contingent consideration associated with our acquisition of NewCourtland.
Adjusted EBITDA margin
Adjusted EBITDA margin is Adjusted EBITDA expressed as a percentage of our total revenue less any exceptional, one-time revenue items. In the fiscal year ended June 30, 2020, we recognized final determination of certain rates for capitation payments from the State of California in the amount of approximately $3.4 million , and in the six months ended December 31, 2020, we recognized the CMS settlement payment related to End-Stage Renal Disease beneficiaries for calendar years 2010-2020 in the amount of approximately $2.2 million, each of which is deducted from total revenue solely for purposes of calculating Adjusted EBITDA margin. From the fiscal years ended June 30, 2019 to 2020, our net income margin expanded from 4.1% to 4.5% and Adjusted EBITDA margin expanded from 11.1% to 11.7%. From the six months ended December 31, 2019 to 2020, our net income margin changed from 2.1% to (13.0)% and Adjusted EBITDA Margin expanded from 9.4% to 14.8%.
Adjusted EBITDA and Adjusted EBITDA margin are supplemental measures of operating performance monitored by management that are not defined under GAAP and that do not represent, and should not be considered as, an alternative to net income and net income margin, respectively, as determined by GAAP. We believe that Adjusted EBITDA and Adjusted EBITDA margin are appropriate measures of operating performance because the metrics eliminate the impact of revenue and expenses that do not relate to our ongoing business performance, allowing us to more effectively evaluate our core operating performance and trends from period to period. We believe that Adjusted EBITDA and Adjusted EBITDA margin help investors and analysts in comparing our results across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. These non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation from, or as a substitute for, the analysis of other GAAP financial measures, including net income and net income margin. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed to imply that our future results will be unaffected by the types of items excluded from the calculation of Adjusted EBITDA. Our use of the term Adjusted EBITDA varies from others in our industry.
Impact of COVID-19
The rapid spread of COVID-19 around the world and throughout the United States has altered the behavior of businesses and people, with significant negative effects on federal, state and local economies, the duration of which is unknown at this time. The virus disproportionately impacts older adults, especially those with chronic illnesses, which describes our participants. To date, we have experienced or expect to experience the following impacts on our business model due to COVID-19:
Care Model.   Though the COVID-19 pandemic has altered the mix of settings where we deliver care, our multimodal model has ensured our participants continue to receive the care they need. As a result of the COVID-19 pandemic, we have transitioned much of our care to in-home and telehealth services, while increasing participant visit volume and maintaining continuity of care. We closed all our centers on March 18, 2020 and transitioned to a 100% in-home and virtual care model that allowed for a seamless delivery of care. Between March 2020 and November 2020, we provided over 62,500 telehealth visits and over 203,000 wellness checks, and we structured our care teams to deliver in-home services that otherwise would have occurred at centers. Our physicians are equipped with several telehealth platforms to provide virtual care and utilize the option best suited for each individual participant’s preferences and needs. Our aim is to keep the virtual setting simple to use, convenient and effective. In situations where a participant lacks access to a device or is unable to use technology on their own, we offer to provide them with a device or dispatch a team member to their home to assist. For all of these reasons, our telehealth solution has received high satisfaction among participants, caregivers and IDTs.
In addition to increased telehealth and in-home care, we repurposed our existing infrastructure and workforce to support care delivery during the COVID-19 pandemic. As an example, we leveraged our transportation infrastructure that normally drives participants to the centers to instead deliver food to participants in their homes, making over 117,000 deliveries since our centers were closed in March 2020.
Growth.   At the end of March 2020, we pivoted to a virtual enrollment model due to safety concerns for our employees and participants and to comply with local government ordinances. We have realigned our marketing strategy to focus more on digital channels during the COVID-19 pandemic and to reach those searching for senior care alternatives. For example, we increased the mix of marketing dollars spent on search engine advertising from 5% to 17% of our total media budget, helping to drive 145% year-over-year web traffic growth and over 20% year-over-year referral growth from this channel (each with respect to July through November 2020 as compared to the same period in 2019). As a result, as of December 2020, our monthly enrollment levels are comparable to pre-March 2020 levels.
Revenue.   Our revenue is capitated and not determined by the number of times we interact with our participants face-to-face. As of December 31, 2020, we had not experienced a decline in revenue as a result of the COVID-19 pandemic. The capitation payments we receive from Medicare are risk-adjusted based on documented encounters and diagnosed conditions. Government payors require that participants’ health issues be documented annually regardless of the permanence of the underlying causes. Historically, this documentation was required to be completed during an in-person visit with a participant, but CMS is now allowing documentation of conditions identified during qualifying telehealth visits with participants. Given the disruption caused by COVID-19, it is unclear whether we will be able to document the health conditions of our participants as comprehensively as we did prior to the COVID-19 pandemic, which may adversely impact RAF scores and our resulting revenue in future periods.
Expenses.   As of June 30, 2020, we incurred $3.5 million of COVID-19 related costs, of which $2.9 million was for supplies disclosed within cost of care, excluding depreciation and amortization on the consolidated statement of operations. Additionally, for the six months ended December 31, 2020, we incurred an additional $2.4 million of COVID-19 related costs, of which $1.7 million was for supplies disclosed within cost of care, excluding depreciation and amortization on the consolidated statement of operations. We also experienced higher center level contribution margins during the COVID-19 pandemic as a result of lower center-level cost of care. While we retained and, in many cases, repurposed our center-based staff to deliver care to participants in-home and via telemedicine as a result of the pandemic, the closure of our centers resulted in reduced transportation and facility operating costs. We did not experience material changes in our aggregate external provider costs as a result of the nondeferrable nature of most of our participants’ third-party medical needs. Though we experienced fewer emergency room visits than normal in the early months of the COVID-19 pandemic, the frail nature of our participant population results in very limited instances of deferrable care otherwise. The United States continues to experience supply chain issues with respect to PPE and other medical supplies used to prevent transmission of COVID-19. During 2020, we acquired significantly greater quantities of medical supplies at significantly higher prices than normal to ensure the safety of our employees and our participants. For example, as of June 30, 2020, $0.6 million of medical supplies were purchased due to the nation-wide medical supplies shortage, which was recorded on the consolidated balance sheet within prepaid expenses and other. Additionally, as of December 31, 2020, $0.04 million of additional medical supplies were purchased due to the nation-wide medical supplies shortage, which was recorded on the consolidated balance sheet within prepaid expenses and other. While the price of PPE may remain higher than historical levels for the foreseeable future, we do not expect these incremental costs to be material as a percentage of our total expenses.
The United States continues to experience supply chain issues with respect to PPE and other medical supplies used to prevent transmission of COVID-19. During 2020, we acquired significantly greater quantities of medical supplies at significantly higher prices than normal to ensure the safety of our employees and our participants. While the price of PPE may remain higher than historical levels for the foreseeable future, we do not expect these incremental costs to be material as a percentage of our total expenses.
Components of results of operations
Revenue
Capitation Revenue.   In order to provide comprehensive services to manage the totality of a participant’s medical care across all settings, we receive fixed or capitated fees per participant that are paid monthly by Medicare, Medicaid, Veterans Affairs (“VA”) and private pay sources. The concentration of revenue from our various payors was:
	Fiscal year ended June 30,		Six months ended December 31,
	2019	2020	2019	2020
Medicaid	56%	55%	56%	52%
Medicare	43%	44%	43%	47%
VA and private pay sources	1%	1%	1%	1%
	100%	100%	100%	100%

Medicaid and Medicare capitation revenues are based on PMPM capitation rates under the PACE program. The PACE tri-party contracts, between us, the respective state and CMS, are renewable annually and expire each June 30 in all states other than California, which contracts on a calendar-year basis. We have executed agreements for the periods January 1, 2021 through December 31, 2021 for California, and July 1, 2020 through June 30, 2021 for all other states in which we operate. See “Risk Factors—Risk Relating to Our Business—We conduct a significant percentage of our operations in the State of Colorado and, as a result, we are partially susceptible to any reduction in budget appropriations for our services and any other adverse developments in that state.” Capitation payments are recognized as revenue in the period to which they relate, with the exception of risk score true-ups, which are estimated and subsequently adjusted when the appropriate information is available.
The variable nature of the PMPM capitation payment is driven by changes to each participant’s RAF score, which fluctuates based on the health status of each individual participant. Our capitation revenues included $2.3 million and $2.0 million of risk adjustment true-ups tied to prior periods for the years ended June 30, 2019 and 2020, respectively. We have not received any risk adjustment true-ups tied to prior periods for the six months ended December 31, 2020. Capitation revenues are recognized based on the actual PMPM revenues earned and estimates of the PMPM revenues associated with risk score true-ups. Based on the difference between the RAF score we estimate and the RAF score determined by CMS, we may receive incremental true-up revenue or be required to repay certain amounts. Such true-up revenue or repayment amounts in future periods may be impacted by the COVID-19 pandemic, which may have an adverse impact on our revenue if we are unable to accurately document the health needs of our participants. We recognize revenue in the month in which eligible members are entitled to receive healthcare benefits. Although risk score-related adjustments are accrued in most periods, the amount of revenue recognized could be adjusted in subsequent periods once the adjustments have been paid to or from the organization.
Other Service Revenue.   Other service revenue primarily consists of revenues derived from fee-for-service arrangements, state food grants, rent revenues and management fees. We generate fee-for-service revenue from providing home-care services to non-PACE patients in their homes, for which we bill the patient or their insurance plan on a fee-for-service basis. Fee-for-service revenue accounted for approximately 0.4% and 0.2% of our total revenue during the fiscal years ended June 30, 2019 and 2020, respectively. State food grant revenue accounted for less than 0.1% of our total revenue during each of the fiscal years ended June 30, 2019 and 2020. Rent revenues and management fees accounted for approximately 0.3% and 0.2% of our total revenue during the fiscal years ended June 30, 2019 and 2020, respectively.
Expenses
External Provider Costs.   External provider costs consist primarily of the costs for medical care provided by non-InnovAge providers. We separate external provider costs into four categories: inpatient (e.g., hospital), housing (e.g., assisted living), outpatient and pharmacy. In aggregate, external provider costs represent the largest portion of our expenses.
Cost of Care, Excluding Depreciation and Amortization.   Cost of care, excluding depreciation and amortization, includes the costs we incur to operate our care delivery model. This includes costs related to IDTs, salaries, wages and benefits for center-level staff, participant transportation, medical supplies, occupancy, insurance and other operating costs. IDT employees include medical doctors, registered nurses, social workers, physical, occupational, and speech therapists, nursing assistants, and transportation workers. Center-level employees include clinic managers, dieticians, activity assistants and certified nursing assistants. Cost of care excludes any expenses associated with sales and marketing activities incurred at a local level as well as any allocation of our corporate, general and administrative expenses. A portion of our cost of care is fixed relative to the number of participants we serve, such as occupancy and insurance expenses. The remainder of our cost of care, including our employee-related costs, is directly related to the number of participants cared for in a center. As a result, as revenue increases due to census growth, cost of care, excluding depreciation and amortization, typically decreases as a percentage of revenue. As we open new centers, we expect cost of care, excluding depreciation and amortization, to increase in absolute dollars due to higher census and facility related costs.
Sales and Marketing.   Sales and marketing expenses consist of employee-related expenses, including salaries, commissions, and employee benefits costs, for all employees engaged in marketing, sales, community outreach and sales support. These employee-related expenses capture all costs for both our field-based and corporate sales and marketing teams. Sales and marketing expenses also include local and centralized advertising costs, as well as the infrastructure required to support our marketing efforts. We expect these costs to increase in absolute dollars over time as we continue to grow our participant census. We evaluate our sales and marketing expenses relative to our participant growth and will invest more heavily in sales and marketing from time-to-time to the extent we believe such investment can accelerate our growth without negatively affecting profitability.
Corporate, General and Administrative Expenses.   Corporate, general and administrative expenses include employee-related expenses, including salaries and related costs. In addition, general and administrative expenses include all corporate technology and occupancy costs associated with our regional corporate offices. We expect our general and administrative expenses to increase in absolute dollars following the closing of this offering due to the additional legal, accounting, insurance, investor relations and other costs that we will incur as a public company, as well as other costs associated with continuing to grow our business. However, we anticipate general and administrative expenses to decrease as a percentage of revenue over the long term, although such expenses may fluctuate as a percentage of revenue from period to period due to the timing and amount of these expenses.
Depreciation and Amortization.   Depreciation and amortization expenses are primarily attributable to our buildings and leasehold improvements and our equipment and vehicles. Depreciation and amortization are recorded using the straight-line method over the shorter of estimated useful life or lease terms, to the extent the assets are being leased.
Equity Loss.   Equity loss primarily represents our proportionate share in the earnings or loss of primarily our joint venture InnovAge California Pace-Sacramento, LLC (“InnovAge Sacramento”), which was created on March 18, 2019 and began operations in fiscal year 2021. InnovAge Sacramento is a PACE organization, and, given that its operations align with our operations, the loss related to this equity method investment is reflected in our operating expenses. In future periods, our results related to InnovAge Sacramento will be included in our consolidated results of operations, as we made additional contributions to and obtained control of InnovAge Sacramento effective as of January 1, 2021.
Other Operating Expenses (Income).   Other operating expenses (income) consists of the re-measurement of contingent consideration to fair value relating to our acquisition of NewCourtland.
Other Income (Expense)
Interest Expense, Net.   Interest expense, net, consists primarily of interest payments on our outstanding borrowings, net of interest income earned on our cash and cash equivalents and restricted cash.
Loss on Extinguishment of Debt.   Loss on extinguishment of debt consists of realized losses from the extinguishment of debt for certain lenders during the amendment of the Credit Agreement in the fiscal year ended June 30, 2019 and in the six months ended December 31, 2020.
Other Expenses (Income).   Other expenses (income) consists of a loss on disposal from the write-off of certain leasehold improvements for the fiscal year ended June 30, 2020 and included acquisition transaction costs for the fiscal year ended June 30, 2019.
Income Taxes.   We, other than InnovAge Senior Housing Thornton, LLC (“SH1”), provide for federal and state income taxes currently payable and for deferred income taxes arising from temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured pursuant to enacted tax laws and rates applicable to periods in which those temporary differences are expected to be recovered or settled. The impact on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment. The members of SH1 have elected for it to be taxed as a partnership, and no provision for income taxes for this entity is included in these consolidated financial statements.
A valuation allowance is provided to the extent that it is more likely than not that deferred tax assets will not be realized. Tax benefits from uncertain tax positions are recognized when it is more likely than not that the position will be sustained upon examination based on the technical merits of the position. The amount recognized is measured as the largest amount of benefit that has a greater than 50.0% likelihood of being realized upon settlement. We recognize interest and penalty expense associated with uncertain tax positions as a component of provision for income taxes.
Net Loss Attributable to Noncontrolling Interests.   We own a 0.01% partnership interest in SH1, which is one of our variable interest entities. SH1 was organized to develop, construct, own, maintain, and operate certain apartment complexes intended for rental to low-income elderly individuals aged 62 or older. We are the primary beneficiary of SH1 and we have the power to direct the activities that are most significant to SH1 and has an obligation to absorb losses or the right to receive benefits from SH1. The most significant activity of SH1 is the operation of the housing facility. Based upon this, we determined that SH1 is a variable interest entity. Accordingly, the SH1 interest is reflected within equity as noncontrolling interests. Our share of earnings is recorded in the consolidated statements of operations as net loss attributable to noncontrolling interests.
For more information relating to the components of our results of operations, see Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this prospectus for more detailed information regarding our critical accounting policies.

Results of operations
The following table sets forth our consolidated statements of operations data for the periods indicated:
	Year ended June 30,		Six Months Ended December 31,
	2019	2020	2019	2020
	(in thousands)
Revenues
Capitation revenue	$461,766	$564,834	$268,550	$308,459
Other Service Revenue	3,864	2,358	1,380	1,418
Total revenues	465,630	567,192	269,930	309,877
Expenses
External Provider Costs	222,232	272,832	133,365	148,826
Cost of care (excluding depreciation and amortization)	132,770	153,056	75,180	76,357
Sales and Marketing	16,460	19,001	9,777	8,743
Corporate, general and administrative	48,250	58,481	28,389	87,306
Depreciation and amortization	8,996	11,291	5,541	5,951
Equity loss	—	678	40	1,342
Other operating expenses (income)	(2,753)	920	(150)	(1,011)
Operating expenses	425,955	516,259	252,142	327,514
Income from Operations	$39,675	$50,933	$17,788	$(17,637)
Other Income (Expense)
Interest expense, net	(9,594)	(14,619)	(8,926)	(12,186)
Loss on Extinguishment of Debt	(3,144)	—	—	(991)
Other	(1,549)	(681)	(978)	44
Total other income (expense)	(14,287)	(15,300)	(9,904)	(13,133)
Income (Loss) Before Income Taxes	25,388	35,633	7,884	(30,770)
Provision for Income Taxes	6,317	9,868	2,087	9,423
Net Income (Loss)	$19,071	$25,765	$5,797	$(40,193)
Less: Net Loss attributable to noncontrolling interests	(507)	(513)	(246)	(243)
Net Income (Loss) Attributable to the Company	$19,578	$26,278	$6,043	$(39,950)

The following table sets forth our consolidated statements of operations data expressed as a percentage of total revenue for the periods indicated:
	Fiscal Year ended June 30,		Six Months Ended December 31,
% of Revenue	2019	2020	2019	2020
Revenues
Capitation revenue	99%	99%	99%	99%
Other Service Revenue	0.8%	0.4%	0.5%	0.5%
Total revenues	100%	100%	100%	100%
Expenses
External Provider Costs	48%	48%	49%	48%
Cost of care (excluding depreciation and amortization)	29%	27%	28%	25%
Sales and Marketing	4%	3%	4%	3%
Corporate, general and administrative	10%	10%	11%	28%
Depreciation and amortization	2%	2%	2%	2%
Equity loss	—	0.1%	*%	0.4%
Other operating expenses (income)	(0.6)%	0.2%	(0.1)%	(0.3)%
Operating expenses	92%	91%	94%	106%
Income from operations	8%	9%	6%	(6)%
Other Income (Expense)
Interest expense, net	(2)%	(3)%	(3)%	(4)%
Loss on Extinguishment of Debt	(1)%	—	—	(0.3)%
Other	*%	*%	*%	*%
Total other income (expense)	(3)%	(3)%	(3)%	(4)%
Income (Loss) Before Income Taxes	5%	6%	3%	(10)%
Provision for Income Taxes	1%	1%	1%	3%
Net Income (Loss)	4%	5%	2%	(13)%
Less: Net income (loss) attributable to noncontrolling interests	*%	*%	*%	*%
Net Income (Loss) Attributable to the Company	4%	5%	2%	(13)%
* Indicates amounts that are not material.
Comparison of the Six Months Ended December 31, 2019 and 2020
Revenues
	Six Months Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
Revenues
Capitation revenue	$268,550	$308,459	$39,909	15%
Other Service Revenue	1,380	1,418	38	3%
Total revenues	$269,930	$309,877	$39,947	15%
Capitation Revenue.   Capitation revenue was $308.5 million for the six months ended December 31, 2020, an increase of $39.9 million, or 15%, compared to $268.6 million for the six months ended December 31,

2019. This increase was driven primarily by an average census increase of approximately 350 participants, or 6%, as well as rate increases across various states, both of which increased Medicaid and Medicare revenue. Medicaid and Medicare revenue for the six months ended December 31, 2020 was $161.7 million and $145.5 million, respectively. This reflects an increase of $10.8 million and $29.7 million from Medicaid and Medicare revenue, respectively, for the six months ended December 31, 2019.Medicare revenue increased due to average risk score increasing by 11.5% period over period as well the temporary suspension of the automatic 2% reduction of Medicare claim reimbursements (sequestration) for the period of May 1, 2020 through March 31, 2021.
Other Service Revenue.   Other service revenue was $1.4 million for the six months ended December 31, 2020, which insignificantly increased less than $0.1 million, or 3%, compared to $1.4 million for the six months ended December 31, 2019.
Expenses
	Six Months Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
Expenses
External Provider Costs	$133,365	$148,826	$15,461	12%
Cost of care (excluding depreciation and amortization)	75,180	76,357	1,177	2%
Sales and Marketing	9,777	8,743	(1,034)	(11)%
Corporate, general and administrative	28,389	87,306	58,917	208%
Depreciation and amortization	5,541	5,951	410	7%
Equity loss	40	1,342	1,302	3,255%
Other operating expenses (income)	(150)	(1,011)	(861)	574%
Operating expenses	$252,142	$327,514	$75,372	30%

External Provider Costs.   External provider costs were $148.8 million for the six months ended December 31, 2020, an increase of $15.4 million, or 12%, compared to $133.4 million for the six months ended December 31, 2019. This change was driven by an increase in census, which accounts for $8.0 million of the increase using six months ended December 31, 2019 cost per participant. The remaining increase was driven by an increase in the average cost per participant, which increased by $192, or 5%, from $3,614 to $3,806 for the six months ended December 31, 2019 and 2020, respectively. The increase in cost per participant was primarily driven by year-over-year cost and utilization changes impacting outpatient expenses, partially offset by a decrease in inpatient and housing expenses. Outpatient expenses increased $7.7 million, or 30%, from $25.2 million to $32.9 million for the six months ended December 31, 2019 and 2020, respectively, with $6.2 million relating to increased cost per participant and $1.5 million relating to census growth. Housing costs increased by $1.8 million, or 4%, from $45.1 million to $46.9 million for the six months ended December 31, 2019 and 2020, respectively, with $2.7 million relating to census growth, which was partially offset by a decrease of $0.9 million primarily relating to a decrease in utilization. The cost of inpatient services increased $1.6 million, or 5%, from $32.1 million to $33.7 million for the six months ended December 31, 2019 and 2020, respectively, with $1.9 million relating to census growth, which was partially offset by a decrease of $0.3 million primarily relating to a decrease in utilization. The remaining increase in external provider costs is a result of pharmaceutical costs. Pharmaceutical costs increased $4.4 million, or 14%, from $31.0 million to $35.3 million for the six months ended December 31, 2019 and 2020, respectively, with $1.9 million increase relating to census growth and $2.5 million relating to increased cost per participant as a result of annual cost increases within the pharmaceutical sector.
Cost of Care (Excluding Depreciation and Amortization).   Cost of care (excluding depreciation and amortization) expense was $76.4 million for the six months ended December 31, 2020, an increase of

$1.2 million, or 2%, compared to $75.2 million for the six months ended December 31, 2019. This change is primarily driven by an increase in census, which accounts for $4.5 million, using the six months ended December 31, 2019 cost per participant. This is offset by the cost per participant decrease of $85, or 4%, from $2,037 to $1,953 for the six months ended December 31, 2019 and 2020, respectively. This decrease in cost per participant was primarily driven by year-over-year cost savings due to the closures of our centers during the COVID-19 pandemic, which resulted in reduced transportation and facility operating costs.
Sales and Marketing.   Sales and Marketing expenses were $8.7 million for the six months ended December 31, 2020, a decrease of $1.1 million, or 11%, compared to $9.8 million for the six months ended December 31, 2019. We incurred lower sales and marketing expenses in the first half of fiscal year 2021 as a result of the timing of outreach and advertising campaigns, including delaying the development of a new brand campaign. With limited access to facilities for filming and photography as a result of the COVID-19 pandemic, these expenses are expected to be deferred until later during fiscal year 2021.
Corporate, General and Administrative.   Corporate, general and administrative expenses were $87.3 million for the six months ended December 31, 2020, an increase of $58.9 million, or 208%, compared to $28.4 million for the six months ended December 31, 2019. The increase was primarily due to the Apax Transaction. In connection with the Apax Transaction, we canceled 16,994,975 of common stock options that were granted under the 2016 Plan, and recorded associated consideration of $42.2 million as corporate, general and administrative expenses. Additionally, we recognized $13.1 million of transaction costs as corporate, general and administrative expenses.
Depreciation and Amortization.   Depreciation and amortization expense was $6.0 million for the six months ended December 31, 2020, an increase of $0.4 million, or 7%, compared to $5.6 million for the six months ended December 31, 2019. This increase is the result of capital additions in the normal course of business.
Equity Loss.   Equity loss was $1.3 million for the six months ended December 31, 2020, an increase of $1.3 million compared to less than $0.1 million for the six months ended December 31, 2019. This increase results from our equity method investee, InnovAge Sacramento, which began its operations in July 2020.
Other Operating Expenses (Income).   Other operating expenses (income) was $(1.0) million for the six months ended December 31, 2020, an increase in income of $0.9 million compared to $(0.1) million for the six months ended December 31, 2019. This change resulted entirely from the remeasurement of the contingent consideration associated with our acquisition of NewCourtland.
Other Income (Expense)
	Six Months Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
Other Income (Expense)
Interest expense, net	$(8,926)	$(12,186)	$(3,260)	37%
Loss on Extinguishment of Debt	—	(991)	(991)	N/A
Other	(978)	44	1,022	(105)%
Total other income (expense)	$(9,904)	$(13,133)	$(3,229)	32%

Interest expense, net.   Interest expense, net was $12.2 million for the six months ended December 31, 2020, an increase of $3.3 million, or 37%, compared to $8.9 million for the six months ended December 31, 2019. The increase was primarily due to higher interest rate of 7.75% for the six months ended December 31, 2020 on the existing Term Loan Facility loan as a result of the July 27, 2020 amendment and restatement of our Credit Agreement.

Loss on Extinguishment of Debt.   We had no loss on extinguishment of debt for the six months ended December 31, 2019 and a loss of $1.0 million for the six months ended December 31, 2020. On July 27, 2020, we amended and restated our Credit Agreement, which led to an extinguishment of debt for certain lenders and a modification of debt for other lenders. The total debt structure extinguishment for certain lenders led to the write-off of $1.0 million in debt issuance costs.
Other.   Other income was less than $0.1 million for the six months ended December 31, 2020, an increase of $1.0 million compared to other expense of $1.0 milllion for the six months ended December 31, 2019. During the six months ended December 31, 2019, other expense related to the termination of the lease agreement at our Roosevelt, Pennsylvania location and the relocating of operations to the St. Bart’s, Pennsylvania location, which resulted in a write-off of leasehold improvements of $1.1 million, which was offset by immaterial other income. Comparatively, during the fiscal year ended June 30, 2020, no significant other expenses were incurred.
Comparison of the year ended June 30, 2019 and 2020
Revenues
	Year ended June 30,
	2019	2020	$ Change	% Change
	(in thousands)
Revenues
Capitation Revenue	$461,766	$564,834	$103,068	22%
Other Service Revenue	3,864	2,358	(1,506)	(39)%
Total Revenues	$465,630	$567,192	$101,562	22%
Capitation Revenue.   Capitation revenue was $564.8 million for the year ended June 30, 2020, an increase of $103.1 million, or 22%, compared to $461.8 million for the year ended June 30, 2019. The change was primarily driven by an average census increase of approximately 800 participants, or 15%, as well as rate increases across various states, both of which increased Medicaid and Medicare revenue. Medicaid and Medicare revenue for the year ended June 30, 2020 was $312.0 million and $249.8 million, respectively. This reflects an increase of $51.3 million and $49.7 million from Medicaid and Medicare revenue, respectively, for the year ended June 30, 2019.
Other Service Revenue.   Other service revenue was $2.4 million for the year ended June 30, 2020, a decrease of $1.5 million, or 39%, compared to $3.9 million for the year ended June 30, 2019. Other service revenue was primarily driven by fee-for-service of $1.1 million, which decreased 46% from $2.1 million for the year ended June 30, 2019 due to decreased focus on growing our fee-for-service operations. Management fees, grant revenues and other miscellaneous revenue also decreased by $0.5 million from $1.1 million to $0.6 million in revenue for the years ended June 30, 2019 and 2020, respectively. Rent revenue was $0.7 million for each of the years ended June 30, 2019 and 2020.

Expenses
	Fiscal year ended June 30,
	2019	2020	$ Change	% Change
	(in thousands)
Expenses
External Provider Costs	$222,232	$272,832	$50,600	23%
Cost of care (excluding depreciation and amortization)	132,770	153,056	20,286	15%
Sales and Marketing	16,460	19,001	2,541	15%
Corporate, general, and administrative	48,250	58,481	10,231	21%
Depreciation and amortization	8,996	11,291	2,295	26%
Equity loss	—	678	678	N/A
Other operating expenses (income)	(2,753)	920	3,673	(133)%
Total operating expenses	$425,955	$516,259	$90,304	21%

External Provider Costs.   External provider costs were $272.8 million for the year ended June 30, 2020, an increase of $50.6 million, or 23%, compared to $222.2 million for the year ended June 30, 2019. This change is primarily driven by an increase in census, which accounts for $33.2 million of the increase using fiscal year 2019 cost per participant. The remaining increase is driven primarily by an increase in the cost per participant, which increased by $232, or 7%, from $3,413 to $3,645 for the years ended June 30, 2019 and 2020, respectively. The increase in cost per participant was primarily driven by year-over-year cost and utilization changes impacting housing and inpatient expenses, partially offset by a decrease in outpatient expenses. Housing costs increased by 33%, or $23.1 million, from $69.4 million to $92.5 million for the years ended June 30, 2019 and 2020, respectively, with $12.7 million relating to increased cost per participant and $10.4 million relating to increased census. The cost of inpatient services increased $15.3 million, or 29.3%, from $52.0 million to $67.3 million for the years ended June 30, 2019 and 2020, respectively, with $7.8 million relating to census growth and $7.5 million primarily relating to increased cost per participant. The cost of outpatient services increased $11.9 million, or 12.0%, from $99.6 million to $111.5 million for the years ended June 30, 2019 and 2020, respectively, with $14.9 million related to census growth, which was partially offset by a decrease of $3.0 million primarily relating to decrease in utilization.
Cost of Care (Excluding Depreciation and Amortization).   Cost of care, excluding depreciation and amortization, were $153.1 million for the year ended June 30, 2020, an increase of $20.3 million, or 15%, compared to $132.8 million for the year ended June 30, 2019. This change is primarily driven by an increase in census, which accounts for $20.2 million, or 97.8% of the change using fiscal year 2019 cost per participant. The cost per participant increased by $22, or 1.0%, from $2,074 to $2,096 for the years ended June 30, 2019 and 2020, respectively. The increase in cost per participant was primarily driven by year-over-year cost increases due to inflation.
Sales and Marketing.   Sales and marketing costs were $19.0 million for the year ended June 30, 2020, an increase of $2.5 million, or 15%, compared to $16.5 million for the year ended June 30, 2019. This change is driven by a full year of marketing campaigns associated with centers acquired in the prior year and increases in sales and marketing employee headcount and salaries.
Corporate, General and Administrative.   Corporate, general and administrative costs were $58.5 million for the year ended June 30, 2020, an increase of $10.2 million, or 21%, compared to $48.3 million for the year ended June 30, 2019. Salaries, wages and benefits expenses increased $1.6 million from $23.0 million at June 30, 2019 to $24.5 million at June 30, 2020, due to increased employee headcount and a slight year-over-year salary increase. Purchased services and contracts increased $2.6 million from $10.7 million at June 30, 2019 to $13.3 million at June 30, 2020, due to business optimization efforts, including software implementation and hiring consultants to implement process improvements and efficiencies within several overhead departments, including the accounting and operations departments. Supplies and other costs increased $1.8 million from $6.2 million at June 30, 2019 to $8.0 million at June 30, 2020, due to increased headcount and an increase in supplies and other expense from COVID-19-related cleanings and security. Additionally, bad debt expense increased by $3.9 million, or 169%, from $2.3 million to $6.2 million for the years ended June 30, 2019 and 2020, respectively, due to reconciliation resulting from the Colorado Department of Health Care Policy & Financing (“HCPF”)'s modifications to its settlement process.
Depreciation and Amortization.   Depreciation and amortization was $11.3 million for the year ended June 30, 2020, an increase of $2.3 million, or 26%, compared to $9.0 million for the year ended June 30, 2019. This increase is the result of capital additions in the normal course of business.
Equity Loss.   Equity loss was $0.7 million for the year ended June 30, 2020, an increase of $0.7 million compared to nil for the year ended June 30, 2019. This increase results from the costs associated with the ramp up of operations of our equity method investee, InnovAge Sacramento.
Other Operating Expenses (Income).   Other operating expenses were $0.9 million for the year ended June 30, 2020, an increase in expense of $3.7 million, or 133%, compared to $2.8 million in other operating income for the year ended June 30, 2019. This change resulted entirely from the remeasurement of the contingent consideration associated with our acquisition of NewCourtland.
Other income (expense)
	Fiscal year ended June 30,
	2019	2020	$ Change	% Change
	(in thousands)
Other Income (Expense)
Interest expense, net	$(9,594)	$(14,619)	$(5,025)	52%
Loss on Extinguishment of Debt	(3,144)	—	3,144	N/A
Other	(1,549)	(681)	868	(56)%
Total other income (expense)	$(14,287)	$(15,300)	$(1,013)	7%
Interest Expense, Net.   Interest expense, net, was $14.6 million for the year ended June 30, 2020, an increase of $5.0 million, or 52%, compared to $9.6 million for the year ended June 30, 2019. This increase is attributable to an increase in our outstanding debt in fiscal year 2020, as a result of borrowing $25.0 million under the Revolving Credit Facility at an interest rate of 3.94% to ensure sufficient funds available during the unknown time of the COVID-19 pandemic and for general corporate purposes. Interest expense was $10.0 million and $15.1 million for the years ended June 30, 2019 and 2020, respectively. Interest expense was partially offset by interest income of $0.4 million and $0.5 million for the years ended June 30, 2019 and 2020, respectively.
Loss on Extinguishment of Debt.   We had no loss on extinguishment of debt for the year ended June 30, 2020 and a loss of $3.1 million for the year ended June 30, 2019. On May 2, 2019, we amended and restated our Credit Agreement, which led to an extinguishment of debt for certain lenders and a modification of debt for other lenders. The total debt structure extinguishment for certain lenders led to the write-off of $3.1 million in debt issuance costs.
Other.   Other expenses were $0.7 million for the year ended June 30, 2020, a decrease in expense of $0.8 million, or 56%, compared to $1.5 million for the year ended June 30, 2019. During fiscal year ended June 30, 2020, other expense related to the termination of the lease agreement at our Roosevelt, Pennsylvania location and the relocating of operations to our St. Bart’s, Pennsylvania location, which resulted in a write-off of leasehold improvements of $1.1 million, which was offset by immaterial other income. Comparatively, during fiscal year ended June 30, 2019, other expense was primarily a result of acquisition transaction costs of $1.6 million.

Quarterly Results of Operations and Other Data
The following table sets forth our unaudited condensed consolidated statement of operations data for each of the last nine quarters in the period ended December 31, 2020. The unaudited quarterly statements of operations data set forth below have been prepared on a basis consistent with our audited annual consolidated financial statements included elsewhere in this prospectus and include, in our opinion, all normal recurring adjustments necessary for the fair statement of the results of operations for the periods presented. Our historical quarterly results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data for the respective three month periods should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.
	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
Revenues
Capitation revenue	$115,515	121,735	129,349	131,951	136,599	144,174	152,109	151,944	156,515
Other Service Revenue	840	777	1,385	690	690	596	382	622	796
Total revenues	116,355	122,512	130,734	132,641	137,289	144,770	152,491	152,566	157,311
Expenses
External Provider Costs	54,714	59,130	62,568	62,395	70,970	71,022	68,444	73,681	75,145
Cost of care (excluding depreciation and amortization)	36,104	34,754	36,448	37,560	37,620	39,285	38,589	38,283	38,074
Sales and Marketing	3,992	4,327	4,659	4,280	5,497	4,628	4,596	4,112	4,631
Corporate, general and administrative	10,851	10,921	17,121	13,125	15,264	14,028	16,065	71,577	15,729
Depreciation and amortization	2,312	2,020	2,720	2,664	2,877	2,769	2,981	2,959	2,992
Equity loss	—	—	—	5	35	163	476	801	541
Other operating expenses (income)	(441)	369	(2,852)	(45)	(106)	(99)	1,170	(668)	(343)
Operating expenses	107,532	111,521	120,664	119,984	132,157	131,796	132,321	190,745	136,769
Income from Operations	8,823	10,991	10,070	12,657	5,132	12,974	20,170	(38,179)	20,542
Other Income (Expense)
Interest expense, net	(2,305)	(2,428)	(3,078)	(5,153)	(3,773)	(2,361)	(3,332)	(5,631)	(6,555)
Loss on Extinguishment of Debt	$—	—	(3,144)	—	—	—	—	(991)	—
Other	$(536)	(107)	(225)	64	(1,042)	244	54	(62)	106
Total other income (expense)	(2,841)	(2,535)	(6,447)	(5,089)	(4,815)	(2,117)	(3,278)	(6,684)	(6,449)
Income (Loss) Before Income Taxes	5,982	8,456	3,623	7,568	317	10,857	16,892	(44,863)	14,093
Provision for Income Taxes	1,717	2,427	70	2,003	84	2,867	4,915	4,937	4,486
Net Income (Loss)	4,265	6,029	3,553	5,565	233	7,990	11,977	(49,800)	9,607
Less: Net loss attributable to noncontrolling interests	(120)	(139)	(124)	(120)	(127)	(148)	(118)	(146)	(98)
Net Income (Loss) Attributable to the Company	$4,385	6,168	3,677	5,685	360	8,138	12,095	(49,654)	9,705

Quarterly Trends
Total revenues generally increase with census growth and capitation rate changes. Medicaid and Medicare capitation revenues are based on PMPM capitation rates under the PACE program. When capitation rate changes occur through the PACE tri-party contracts, between us, the respective state and CMS, a corresponding change in revenue will occur. Contracts are renewable annually and expire each June 30 in all states other than California, which contracts on a calendar-year basis. Additionally, the Medicare portion of the capitated payments we receive for each participant is determined by a participant’s RAF score, which is measured twice per year and is based on the evolving acuity of a participant. We estimate and accrue for the expected RAF scores of our participants. Based on the difference between the RAF score we estimate and the RAF score determined by CMS, we may receive incremental true-up revenue or be required to repay certain amounts. Historically, these true-up payments typically occur between May and August, but the timing of these payments is determined by CMS, and we have neither visibility nor control over the timing of such payments.
We evaluate our medical claims expense as a percent of our capitated revenue. Medical costs will vary seasonally depending on a number of factors, and most significantly as a result of the weather. Certain illnesses, such as the influenza virus, are far more prevalent during colder months of the year, which will result in an increase in medical expenses during these time periods. We therefore expect higher per-participant medical costs in our second and third fiscal quarters. Medical costs also depend upon the number of business days in a period, and shorter periods will have lower medical costs. Number of business days can also create year-over-year comparability issues if a period in one year has a different number of business days compared to the same period in another. We would also expect medical costs to be impacted by a pandemic, such as the COVID-19 pandemic, which may result in increased or decreased total medical costs depending upon the severity of the infection, the proximity of the spread of the disease to our centers, the duration of the infection and the availability of healthcare services for our participants.
We monitor and evaluate our cost of care, excluding depreciation and amortization, as a percent of total revenues. Our cost of care, excluding depreciation and amortization, as a percentage of total revenues has fluctuated from quarter to quarter, driven by the timing of opening new centers. As our centers age and census grows, we expect the cost of care, excluding depreciation and amortization as a percent of total revenues to decline as we leverage fixed and semi-fixed costs. We expect the dollars associated with our cost of care, excluding depreciation and amortization, to continue to grow as we add new centers and new participants, but we expect these dollars as a percent of our total revenues to decline.
Our sales and marketing expenses fluctuate quarter to quarter based on the timing of outreach and advertising campaigns. We incurred lower sales and marketing expenses in the first half of fiscal year 2021 as a result of delaying outreach and advertising campaigns, including a delay in the development of a new brand campaign. With limited access to facilities for filming and photography as a result of the COVID-19 pandemic, these expenses are expected to be deferred until later during fiscal year 2021.
Our corporate, general and administrative expenses have fluctuated from quarter to quarter. This fluctuation is driven by the growth of our team, seasonality of certain operational expenses and changes in stock-based compensation, particularly during the three months ended June 30, 2019, when non-recurring special bonuses were paid to certain of our employees relating to shareholder dividend transactions as well as during the three months ended September 30, 2020, when non-recurring costs associated with the Apax Transaction occurred. We expect quarter to quarter fluctuations to continue.
Liquidity and capital resources
General
To date, we have financed our operations principally through cash flows from operations and through borrowings under our Credit Facilities, which is comprised of the $300.0 million Term Loan Facility and the $40.0 million Revolving Credit Facility. As of December 31, 2020, we had cash and cash equivalents of $77.3 million. Our cash and cash equivalents primarily consist of highly liquid investments in demand deposit accounts and cash.
We believe that our cash and cash equivalents will be sufficient to fund our operating and capital needs for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Our actual results could vary because of, and our future capital requirements will depend on, many factors, including our growth rate, the timing and extent of spending to open new centers and the expansion of sales and marketing activities. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations, and financial condition would be adversely affected.
On May 13, 2016, we entered into a credit agreement (together with all amendments thereto, the “Credit Agreement”) with Capital One Financial Corporation, providing for a $75.0 million, five-year senior secured term loan (the “Term Loan Facility”) and a $20.0 million revolving credit facility (the “Revolving Credit Facility”). On June 22, 2018, we amended and restated the Credit Agreement to, among other amendments, increase the size of the Revolving Credit Facility to $25.0 million, extend the maturity of the Term Loan Facility from May 13, 2021 to May 13, 2022, and provide for a delayed-draw term loan facility (“DDTL”) in an aggregate principal amount of $55.0 million. On May 2, 2019, we further amended and restated the Credit Agreement to, among other amendments, increase the size of the Term Loan Facility to $190.0 million, increase the size of the Revolving Credit Facility to $30.0 million and increase the size of the DDTL to $45.0 million.We used a portion of the proceeds from the upsized Term Loan Facility, together with existing cash, to pay $66.1 million in dividends to our shareholders in an amount equal to $0.50 per share. The Credit Agreement was subsequently amended and restated on July 27, 2020 to account for an upsize of the Term Loan Facility to $300.0 million and of the Revolving Credit Facility to $40.0 million and to terminate the DDTL. We used a portion of the proceeds from the upsized Term Loan Facility, together with existing cash, in a total amount of $77.6 million to repurchase 16,095,819 shares of common stock and $74.6 million to cancel 16,994,975 options granted under the 2016 Plan, in connection with the termination of the 2016 Plan. As of December 31, 2020, we had $299.3 million outstanding under the Term Loan Facility and none outstanding under the Revolving Credit Facility. Borrowings under the Credit Facilities bear interest at a rate per annum, equal to an applicable margin, plus, at our option, an alternative base rate or Eurodollar rate. The applicable margin for borrowings under the Credit Facilities is (a) with respect to term loan borrowings, 5.5% for alternate base rate borrowings and 6.5% for Eurodollar borrowings and (b) with respect to revolving loans, 3.5% for alternate base rate borrowings and 4.5% for Eurodollar borrowings. We intend to use approximately $234.2 million of the net proceeds of this offering, together with borrowings under the New Term Loan Facility, to repay all outstanding borrowings, including prepayment fees and expenses, under the Term Loan Facility.
As of December 31, 2020, we also had $2.4 million outstanding under the Convertible Term Loan. The Convertible Term Loan was entered into by SH1 on August 20, 2013. Monthly principal and interest payments are approximately $0.02 million, and the loan bears interest at an annual rate of 6.68%. The remaining principal balance is due upon maturity, which is August 20, 2030. The loan is secured by a deed of trust to Public Trustee, assignment of leases and rents, security agreements, and SH1’s fixture filing.
In March 2020, we borrowed $25.0 million under our Revolving Credit Facility to ensure sufficient funds available due to the uncertainty relating to the coronavirus pandemic and for general corporate purposes. Those borrowings have since been repaid in full and the full capacity under our Revolving Credit Facility currently remains available for borrowing.
In connection with this offering, we anticipate entering into the New Term Loan Facility, comprised of a $75.0 million 5-year term loan, and the New Revolver, comprised of a $100.0 million 5-year revolving credit facility. Interest on our New Term Loan Facility and borrowings under our New Revolving Credit Facility are each expected to bear interest at a rate of LIBOR (or a similar index for foreign currency borrowings) plus a margin that ranges from 175 basis points to 200 basis points, with a LIBOR floor of 0%. The applicable interest rate is based on a pricing grid with a cap of 200 basis points and is subject to reduction as leverage decreases. Together with proceeds from this offering and borrowings under the New Term Loan Facility, we expect to repay outstanding indebtedness under our existing Term Loan Facility and terminate the existing Credit Agreement. We expect to enter into the New Credit Facilities shortly after the closing of this offering; however, there can be no assurance that we will be able to enter into the New Credit Facilities on the terms described herein or at all. For a description of the important terms of the New Credit Facilities, see the section entitled “Description of certain indebtedness—New credit facilities.”
We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future.

Cash and cash equivalents
The following table presents a summary of our consolidated cash and cash equivalents from operating, investing and financing activities for the periods indicated.
	Year ended June 30,		Six Months Ended December 31,
	2019	2020	2019	2020
	(in thousands)
Net cash provided by operating activities	$25,906	$43,828	$13,441	$(743)
Net cash used in investing activities	(52,481)	(11,691)	(5,954)	(13,464)
Net cash provided by financing activities	37,349	21,232	(1,688)	(21,365)
Net change in cash	10,774	53,369	5,799	(35,572)
Cash at beginning of year/period	50,422	61,196	61,196	114,565
Cash at end of year/period	$61,196	$114,565	$66,995	$78,993
Operating activities
For the six months ended December 31, 2020, net cash used in operating activities was $0.7 million, a decrease of $14.1 million compared to net cash provided by operating activities of $13.4 million for the six months ended December 31, 2019. Significant changes impacting net cash provided by operating activities for the six months ended December 31, 2020 as compared to the six months ended December 31, 2019 were as follows:
•
net income of $(40.2) million for the six months ended December 31, 2020 compared to $5.8 million for the six months ended December 31, 2019 decreased due to the Apax Transaction that resulted in non-reoccurring Corporate, general and administrative expense totaling $55.3 million;

•
deferred income taxes for the six months ended December 31, 2020 of $6.1 million compared to $1.2 million for the six months ended December 31, 2019 increased primarily due to disallowed officers compensation under IRC Section 162(m); and

•
increase in amounts due to Medicare and Medicaid of $8.4 million for the six months ended December 31, 2020 compared to $5.8 million for the six months ended December 31, 2019 due to HCPF reconciliation and settlement process.

For the year ended June 30, 2020, net cash provided by operating activities was $43.8 million, an increase of $17.9 million compared to net cash provided by operating activities of $25.9 million for the year ended June 30, 2019. Significant changes impacting net cash provided by operating activities for the year ended June 30, 2020 as compared to the year ended June 30, 2019 were as follows:
•
net income of $25.8 million for the fiscal year ended June 30, 2020 compared to $19.1 million for the fiscal year ended June 30, 2019 increased due to growth;

•
decrease in accounts payable and accrued expenses for the fiscal year ended June 30, 2020 of $1.0 million compared to an increase in accounts payable for the fiscal year ended June 30, 2019 of $9.4 million due to timing of invoice payments;

•
decrease in amounts due to Medicare and Medicaid of $8.1 million for the fiscal year ended June 30, 2020 compared to $12.9 million for the fiscal year ended June 30, 2019 due to HCPF reconciliation and settlement process; and

•
increase in deferred revenue for the fiscal year ended June 30, 2020 of $2,000 compared to a decrease in deferred revenue for the fiscal year ended June 30, 2019 of $12.6 million due to the timing of Medicare payments.

Investing activities
For the six months ended December 31, 2020, net cash used in investing activities was $13.5 million, an increase of $7.5 million compared to net cash used in investing activities of $6.0 million for the six months ended December 31, 2019. Significant changes impacting net cash used in investing activities for the six months ended December 31, 2020 as compared to the six months ended December 31, 2019 were as follows:
•
purchases of property and equipment in the six months ended December 31, 2020 of $11.5 million compared to $7.3 million in the six months ended December 31, 2019 due to growth-related capital expenditures.

For the year ended June 30, 2020, net cash used in investing activities was $11.7 million, a decrease of $40.8 million compared to net cash used in investing activities of $52.5 million for the year ended June 30, 2019. Significant changes impacting net cash used in investing activities for the year ended June 30, 2020 as compared to the year ended June 30, 2019 were as follows:
•
purchases of property and equipment in the fiscal year ended June 30, 2020 of $11.8 million compared to $14.5 million in the fiscal year ended June 30, 2019 due to growth-related capital expenditures;

•
no business acquisitions or associated cash outlay in the fiscal year ended June 30, 2020 compared to payments for three acquisitions, net of cash acquired, in the fiscal year ended June 30, 2019 of $27.5 million; and

•
during the fiscal year ended June 30, 2019, we made an investment of $9.0 million related to our joint venture in InnovAge Sacramento, which was created on March 18, 2019 and which began operations in the fiscal year 2021.

Financing activities
For the six months ended December 31, 2020, net cash used in financing activities was $21.4 million, a decrease of $19.7 million compared to net cash used in financing activities of $1.7 million for the six months ended December 31, 2019. Significant changes impacting net cash used in financing activities for the six months ended December 31, 2020 as compared to the six months ended December 31, 2019 were as follows:
•
net proceeds from long-term debt of $79.1 million in the six months ended December 31, 2020 compared to net principal payments from long term debt of $1.0 million in the six months ended December 31, 2019 changed due to the amendment and restatement of our Credit Agreement in July 2020; and

•
net cash used related to the Apax Transaction and contributions of $99.4 million in the six months ended December 31, 2020 compared to none in the six months ended December 31, 2019.

For the year ended June 30, 2020, net cash provided by financing activities was $21.2 million, a decrease of $16.1 million compared to net cash provided by financing activities of $37.3 million for the year ended June 30, 2019. Significant changes impacting net cash provided by financing activities for the year ended June 30, 2020 as compared to the year ended June 30, 2019 were as follows:
•
proceeds from long-term debt of $25.0 million in the fiscal year ended June 30, 2020 compared to $245.0 million in the fiscal year ended June 30, 2019 due to borrowings under the Revolving Credit Facility in fiscal year 2020 to address liquidity concerns associated with COVID-19 (which amounts have since been repaid) and the refinancing of the Credit Agreement in fiscal year 2019;

•
principal payments on long-term debt of $1.9 million in the fiscal year ended June 30, 2020 compared to $127.6 million in the fiscal year ended June 30, 2019, due to the refinancing of the Credit Agreement in fiscal year 2019 and reoccurring payments on outstanding debt in fiscal year 2020; and

•
payment of dividend, net of withholding of nil in the fiscal year ended June 30, 2020 compared to $66.5 million in the fiscal year ended June 30, 2019.

Contractual obligations and commitments
Our principal commitments consist of repayments of long-term debt and obligations under operating and capital leases. The following table summarizes our contractual obligations as of December 31, 2020:
	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term debt obligations(1)	$301,636	3,043	6,087	6,099	$286,407
Operating lease obligations(2)	26,308	3,755	7,290	5,534	9,729
Capital Leases	9,242	2,660	4,521	2,061	—
Total	$337,186	9,458	17,898	13,694	$296,136
(1) Represents amounts related to the Credit Agreement.
(2) We have not adopted ASU 2016-02, which requires lessees to recognize almost all of their leases on the balance sheet. We will be adopting this guidance for the annual reporting period beginning July 1, 2022, and interim reporting periods within the annual reporting period beginning July 1, 2023. See “—Recent accounting pronouncements.”
Off-balance sheet arrangements
We did not have any off-balance sheet arrangements as of December 31, 2020.
JOBS Act
We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, only being required to present two years of audited financial statements, plus unaudited condensed consolidated financial statements for applicable interim periods and the related discussion in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, exemptions from the requirements of holding non-binding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation.
In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We intend to take advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards under the JOBS Act until we are no longer an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods permitted under the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply with public company effective dates, such election would be irrevocable pursuant to the JOBS Act.
Critical accounting policies
The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates under different assumptions or conditions, impacting our reported results of operations and financial condition.
Certain accounting policies involve significant judgments and assumptions by management, which have a material impact on the carrying value of assets and liabilities and the recognition of income and expenses. We consider these accounting policies to be critical accounting policies. The estimates and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances.
While our significant accounting policies are described in more detail in Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this prospectus, we believe the following discussion addresses our most critical accounting policies, which are those that are most important to our financial condition and results of operations and require management to make subjective and complex judgments and estimates in the preparation of our consolidated financial statements.
Revenue recognition
Revenue for the years ended June 30, 2019 and 2020 is presented under Accounting Standards Codification (“ASC”) 605, Revenue Recognition (“ASC 605”). Under ASC 605, we recognized revenue when all of the following criteria were met: (i) persuasive evidence of an arrangement exists; (ii) the sales price is fixed or determinable; (iii) collection is reasonably assured; and (iv) services have been rendered. The judgement of when to recognize revenue is linked to the period in which eligible members are entitled to receive benefits.
In May 2014, the FASB issued ASU 2014-09 Revenue from Contracts with Customers (“ASU 2014-09”), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This guidance is effective for the annual reporting period beginning July 1, 2020, and interim reporting periods within the annual reporting period beginning July 1, 2021. We plan on applying the modified retrospective method of adoption for this guidance.
Capitated revenue
Our PACE operating unit provides comprehensive health care services to participants on the basis of fixed or capitated fees per participant that are paid monthly by Medicare, Medicaid, the VA, and private pay sources. Medicaid and Medicare capitation revenues are based on PMPM capitation rates under the PACE program. Capitation payments are recognized as revenue in the period in which they relate. Capitation payments received for PACE participants from Medicare are subject to retroactive premium risk adjustments based upon various factors. We estimate the amount of current-year adjustments in revenues. Any corresponding retroactive adjustments by CMS are recorded as final settlements are determined.
Capitation revenues may be subject to adjustment as a result of examination by government agencies or contractors. The audit process and the resolution of significant related matters often are not finalized until several years after the services are rendered. Any adjustments resulting from these examinations are recorded in the period we are notified of them.
At times, we accept participants into the program pending final authorization from Medicaid. If Medicaid coverage is later denied and there are no alternative resources available to pay for services, the participant is disenrolled. Costs incurred on behalf of such participants were nominal in the fiscal years ended June 30, 2019 and 2020 and for the six months ended December 31, 2019 and 2020.
Goodwill and other intangible assets
Intangible assets consist of customer relationships acquired through business acquisitions. Goodwill represents the excess of consideration paid over the fair value of net assets acquired through business acquisitions. Goodwill is not amortized but is tested for impairment at least annually.
We test goodwill for impairment annually on April 1 or more frequently if triggering events occur or other impairment indicators arise which might impair recoverability. These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, sale, disposition of a significant portion of the business, or other factors. Impairment of goodwill is evaluated at the reporting unit level. A reporting unit is defined as an operating segment (i.e. before aggregation or combination), or one level below an operating segment (i.e. a component).
A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. We have three reporting units for evaluating goodwill impairment.
ASC 350, Intangibles—Goodwill and Other (“ASC 350”), allows entities to first use a qualitative approach to test goodwill for impairment. When the reporting units where we perform the quantitative goodwill impairment are tested, we compare the fair value of the reporting unit, which we primarily determine using an income approach based on the present value of discounted cash flows, to the respective carrying value, which includes goodwill. Management estimates and assumptions are used when we determine fair value using widely accepted valuation techniques, including discounted cash flow. These techniques are also used when assigning the purchase price to acquired assets and liabilities. These types of analyses require us to make assumptions and estimates regarding industry and economic factors and the profitability of future business strategies. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations. If the fair value of the reporting unit exceeds its carrying value, the goodwill is not considered impaired. If the carrying value is higher than the fair value, the difference would be recognized as an impairment loss. There were no goodwill impairments recorded during the years ended June 30, 2019 and 2020 or during the six months ended December 31, 2019 and 2020.
Additionally, the customer relationships represent the estimated values of customer relationships of acquired businesses and have definite lives. We amortize these intangible assets on a straight-line basis over their ten-year estimated useful life. ASC 360, Property, Plant, and Equipment (“ASC 360”), provides guidance for impairment related to definite life assets including, customer relationships, for which we reviewed for impairment in conjunction with long-lived assets. We test for recoverability of the customer relationships whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. There were no intangible asset impairments recorded during the years ended June 30, 2020 and 2019 or during the six months ended December 31, 2019 and 2020.
Reported and estimated claims
Reported and estimated claims expenses are costs for third-party healthcare service providers that provide medical care to our participants for which we are contractually obligated to pay (through our full-risk capitation arrangements). The estimated reserve for unpaid claims liability is included in the liability for reported and estimated claims in the consolidated balance sheets. Actual claims expense will differ from the estimated liability due to differences in estimated and actual member utilization of health care services, unit cost trends, participant acuity, changes in net census, known outbreaks of disease, including COVID-19 or increased incidence of illness such as influenza and other factors. We periodically assess our estimates with an independent actuarial expert to ensure our estimates represent the best, most reasonable estimate given the data available to us at the time the estimates are made.
We have included incurred but not reported claims of approximately $28.2 million and $30.3 million on our balance sheet as of June 30, 2019 and 2020, respectively and $36.5 million as of December 31, 2020. Our recorded medical claims expense estimate are approximately within +/- 5-10% of actual medical claims expense incurred, which could represent as much as approximately 0.7% of our total operating expense.
The following tables provide information about incurred and paid claims reporting and development as of June 30, 2020 (except as otherwise noted). The expenses recorded table reflects the amount of claims reported in our consolidated statements of operations as of the end of the applicable fiscal year based on our best and most reasonable estimates and actuarial assessment at the time of such determination. The cumulative actual incurred claims table represents the actual amount of claims incurred by the Company with the benefit of the passage of time. The variance between the expense recorded and the cumulative actual incurred claims ranges between approximately 1% and 3% of actual total incurred claims over the periods presented, and such variance may vary based on the factors described above in this section.
	Expenses Recorded for the Fiscal Years Ended June 30,
Claims incurred year: (in thousands)	2016	2017	2018	2019	2020
FY 2016	$86,492
FY 2017		$102,832
FY 2018			$123,821
FY 2019				$171,128
FY 2020					$211,381
Total	$86,492	$102,832	$123,821	$171,128	$211,381
Pharmacy Expense					61,451
External provider costs					$272,832
	Cumulative Actual Incurred Claims for the Fiscal Years Ended June 30,
Claims incurred year: (in thousands)	2016	2017	2018	2019	2020
FY 2016	$85,244	$85,244	$85,244	$85,244	$85,244
FY 2017		101,386	101,386	101,386	101,386
FY 2018			119,687	119,687	119,687
FY 2019				173,047	173,061
FY 2020					210,512
Total	$85,244	$186,630	$306,317	$479,364	$689,890
	Cumulative Actual Paid Claims for the Fiscal Years Ended June 30,
Claims incurred year: (in thousands)	2016	2017	2018	2019	2020
FY 2016	$74,924	$85,290	$85,234	$85,254	$85,244
FY 2017		88,020	101,572	101,450	101,386
FY 2018			109,022	119,759	119,687
FY 2019				144,943	173,048
FY 2020					179,616
Total	$74,924	$173,310	$295,828	$451,406	$658,981
Other Claims-Related Liabilities					(619)
Reported and estimated claims					$30,291
Stock-based compensation
ASC 718, Compensation—Stock Compensation (“ASC 718”) requires the measurement of the cost of the employee services received in exchange for an award of equity instruments based on the grant-date fair value or, in certain circumstances, the calculated value of the award. We maintained the 2016 Plan pursuant to which various stock-based awards may be granted to employees, directors, consultants, and advisers. Under our 2016 Plan, we were able to reward employees with various types of awards, including but not limited to stock options on a service-based or performance-based schedule. We have elected to account for forfeitures as they occur.

The 2016 Plan
The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model, which requires inputs based on certain subjective assumptions, including fair value of the underlying common stock, the expected stock price volatility, the expected term of the option, the risk-free interest rate for a period that approximates the expected term of the option, and our expected dividend yield. Changes in these assumptions can materially affect the estimate of fair value and ultimately how much stock-based compensation expense is recognized, and the resulting change in fair value, if any, is recognized in our statement of operations and comprehensive loss during the period the related services are rendered. These inputs are subjective and generally require significant analysis and judgment to develop.
For service-vesting awards, we recognize stock-based compensation expense over the requisite service period, which is generally the vesting period of the respective award, on a straight-line basis. For performance-vesting awards, we recognize stock-based compensation expense when it is probable that the performance condition will be achieved. We will analyze if a performance condition is probable for each reporting period through the settlement date for awards subject to performance vesting. For service-vesting awards, we recognize stock-based compensation expense over the requisite service period for each separately vesting portion of the awards as if the award was, in substance, multiple awards.
The 2016 Plan was canceled in July 2020 and we subsequently established the 2020 Plan pursuant to which interests in TCO Group Holdings, L.P. in the form of Class B Units were granted to employees, directors, consultants, and advisers.
The 2020 Plan
The fair value of each stock option grant is estimated on the date of grant using the Monte Carlo option-pricing model, which requires inputs based on certain subjective assumptions, including fair value of the underlying common stock, the expected stock price volatility, the expected term of the option, the risk-free interest rate for a period that approximates the expected term of the option, and our expected dividend yield. Changes in these assumptions can materially affect the estimate of fair value and ultimately how much stock-based compensation expense is recognized, and the resulting change in fair value, if any, is recognized in our statement of operations and comprehensive loss during the period the related services are rendered. These inputs are subjective and generally require significant analysis and judgment to develop.
We concluded that within the 2020 Plan both the performance-vesting units are subject to a market condition and assessed the market condition as part of its determination of the grant date fair value. For performance-vesting units, we recognized unit-based compensation expense when it was probable that the performance condition would be achieved. We will analyze if a performance condition was probable for each reporting period through the settlement date for units subject to performance vesting. For service-vesting units, we will recognize unit-based compensation expense over the requisite service period for each separately vesting portion of the profits interest as if the unit was, in-substance, multiple units.
Recent accounting pronouncements
See Note 2 to our consolidated financial statements “Summary of Significant Accounting Policies—Recent Accounting Pronouncements” for more information.
Quantitative and qualitative disclosures about market risk
Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure due to potential changes in inflation or interest rates. We do not hold financial instruments for trading purposes.
Interest rate risk
As of June 30, 2020, we had total outstanding debt of $190.0 million in principal amount under the Term Loan Facility, $25.0 million under the Revolving Credit Facility and $2.4 million under the Convertible Term

Loan. As of December 31, 2020, we had total outstanding debt of $299.3 million in principal amount under the Term Loan Facility, $2.4 million under the Convertible Term Loan, and no outstanding debt under the Revolving Credit Facility. Borrowings under the Credit Facilities bear interest at a floating rate per annum, equal to an applicable margin, plus, at our option, an alternative base rate or Eurodollar rate. The applicable margin for borrowings under the Credit Facilities is (a) with respect to term loan borrowings, 5.5% for alternate base rate borrowings and 6.5% for Eurodollar borrowings and (b) with respect to revolving loans, 3.5% for alternate base rate borrowings and 4.5% for Eurodollar borrowings. Additionally, we are required to pay the following fees pursuant to the terms of the Credit Facilities: (a) a commitment fee on the average daily unused portion of the revolving credit commitments of 0.5% per annum, (b) a customary administrative agent fee to the first lien administrative agent (c) a participation fee on the daily amount of letter of credit exposure of each letter of credit issued by each issuing bank at a rate equal to 5.0% and (d) a fronting fee which shall accrue at 0.125% on the actual daily amounts of the exposure determined in the prior subsection (c).
In connection with this offering, we anticipate entering into the New Term Loan Facility, comprised of a $75.0 million 5-year term loan, and the New Revolver, comprised of a $100.0 million 5-year revolving credit facility. Interest on our New Term Loan Facility and borrowings under our New Revolver are each expected to bear interest at a rate of LIBOR (or a similar index for foreign currency borrowings) plus a margin that ranges from 175 basis points to 200 basis points, with a LIBOR floor of 0%. Together with proceeds from this offering and borrowings under the New Term Loan Facility, we expect to repay outstanding indebtedness under our existing Term Loan Facility and terminate the existing Credit Agreement. We expect to enter into the New Credit Facilities shortly after the closing of this offering; however, there can be no assurance that we will be able to enter into the New Credit Facilities on the terms described herein or at all.
We had cash and cash equivalents of $112.9 million and $77.3 million as of June 30, 2020 and December 31, 2020, respectively, which are deposited with high credit quality financial institutions and are primarily in demand deposit accounts.
Our cash and cash equivalents and interest payments in respect of our debt are subject to market risk due to changes in interest rates. We do not believe that an increase or decrease in interest rates of 100 basis points would have a material effect on our business, financial condition or results of operations.
Inflation risk
Based on our analysis of the periods presented, we believe that inflation has not had a material effect on our operating results. There can be no assurance that future inflation will not have an adverse impact on our operating results and financial condition.

Business
Overview
We are the leading healthcare delivery platform by number of participants focused on providing all-inclusive, capitated care to high-cost, dual-eligible seniors. We directly address two of the most pressing challenges facing the U.S. healthcare industry: rising costs and poor outcomes. Our patient-centered care delivery approach meaningfully improves the quality of care our participants receive, while keeping them in their homes for as long as safely possible and reducing over-utilization of high-cost care settings such as hospitals and nursing homes. Our patient-centered approach is led by our IDTs, who design, manage and coordinate each participant’s personalized care plan. We directly manage and are responsible for all healthcare needs and associated costs for our participants. We directly contract with government payors, such as Medicare and Medicaid, and do not rely on third-party administrative organizations or health plans. We believe our model aligns with how healthcare is evolving, namely (1) the shift toward value-based care, in which coordinated, outcomes-driven, high-quality care is delivered while reducing unnecessary spend, (2) eliminating excessive administrative costs by contracting directly with the government, (3) focusing on the patient experience and (4) addressing social determinants of health.
We deliver our patient-centered care through the InnovAge Platform. The InnovAge Platform consists of (1) our IDTs and (2) our community-based care delivery model. The key attributes of the InnovAge Platform include:
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Our participant focus.   Our model is focused on caring for frail, high-cost, dual-eligible seniors. We define dual-eligible seniors as individuals who are 55+ and qualify for benefits under both Medicare and Medicaid. Our target participant population is the frail, nursing home-eligible subset of dual-eligible seniors to whom we refer as “high-cost, dual-eligibles” given their high healthcare acuity and the associated high level of spend. Our participants are among the most frail and medically complex individuals in the U.S. healthcare system. The typical InnovAge participant has, on average, nine chronic conditions and requires, on average, assistance with three or more ADLs. As a result, the average InnovAge participant has a Medicare RAF of 2.53. A higher RAF score indicates poorer health and higher predicted health care costs. The average InnovAge participant’s RAF is over 2.3 times higher than the 1.08 RAF of the average Medicare fee-for-service non-dual enrollee according to a 2019 analysis. Our platform enables participants to exercise their preference to age independently in their homes and stay active in their communities for as long as safely possible. All of our participants are certified as nursing home-eligible, but, as a result of the InnovAge Platform, over 90% of our participants are able to live safely in their homes and communities.

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Our interdisciplinary care teams.   Our IDTs are the core of our comprehensive clinical model. They design, manage and coordinate all aspects of each participant’s customized care plan. Our IDT structure is designed to enhance access to care for our participants and eliminate the information silos and gaps in care that often occur in traditional fee-for-service models. We are responsible for the totality of our participants’ medical and social needs, including primary and specialist care, in-home care, hospital visits, nutrition, transportation to our care centers and other medical appointments, pharmacy and behavioral health support. We leverage a technology suite powered by industry-leading clinical and operational information technology solutions to collect and analyze data, streamline IDT workflows and empower our teams with timely participant insights that improve outcomes.

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The composition of our IDTs reflects our comprehensive mandate and the complexity of our participants’ care needs. Each IDT convenes, at minimum, experts across at least 11 disciplines, from the primary care physician to the social worker, who are collectively responsible for managing all aspects of our participant’s care.

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Our care plans seek to mitigate challenges presented by participants’ social determinants of health. We provide food, transportation and in-home assistance to remove barriers to accessing care and promote a safe in-home living environment for our participants.

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Our community-based care delivery model.   Our model delivers care across a continuum of community-based settings. Our multimodal approach leverages our care centers, the participant’s home, and telehealth to deliver comprehensive care to our participants in the most appropriate and cost-effective setting, while enabling participants to live in their homes and communities. The InnovAge Platform is designed to be a higher touch care model compared to many of our peers, and our providers interact with our participants daily across multiple settings. As an example, a representative participant (1) visits the center approximately six times per month (prior to the COVID-19 pandemic), (2) receives daily in-home support and (3) has 24/7 virtual access to an IDT member. Each care plan is individualized by the IDT to include a set of interactions tailored to each participant’s needs. We believe our high-touch, integrated approach results in high-quality care and better outcomes for our participants.

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Our direct contracting relationships with federal and state governments.   We directly contract with government payors, such as Medicare and Medicaid, through PACE and receive a capitated payment to manage the totality of a participant’s medical care. The capitated payment model gives us flexibility to invest in a comprehensive care delivery model, which delivers value-added services that are not typically covered in a fee-for-service environment. As a result of our direct contracts with government payors, we capture 100% of the premium and do not rely on administrative intermediaries, such as health plans, to recruit participants or administer our contracts. Our model is designed to generate savings for federal and state governments compared to the nursing home alternative. For the year ended June 30, 2020, approximately 99.5% of our total revenue was derived from capitation agreements with government payors. We have developed strong relationships with Medicare and Medicaid agencies through our participation in PACE and believe we are well positioned to participate in future direct contracting opportunities with government payors.

According to CMS, healthcare spending in the United States was greater than $3.6 trillion in 2018, and Medicare and Medicaid combined accounted for greater than $1.3 trillion spent on the care of approximately 125 million individuals. In 2018, there were approximately 12 million individuals simultaneously enrolled in Medicare and Medicaid that we estimate accounted for approximately $464 billion, representing 34% of combined Medicare and Medicaid spend. Our focus is on the most frail, complex subset of dual-eligible seniors who represent some of the highest-cost individuals in the U.S. healthcare system. Based on our estimated market of approximately 2.2 million PACE-eligibles in the United States, we estimate that our total addressable market is approximately $200 billion. Currently, only approximately 55,000 individuals among the 2.2 million nursing home-eligible, dual-eligible seniors we target receive care from a PACE provider, based on a November 2020 report from the National PACE Association. Over the next eight years, the National PACE Association is targeting a PACE enrollment increase at a compound annual growth rate (“CAGR”) of approximately 17%.
We believe the traditional fee-for-service reimbursement model in healthcare does not adequately incentivize providers to efficiently manage this complex population. Dual-eligible seniors must navigate a disjointed, separately administered set of Medicare and Medicaid benefits, which often results in uncoordinated care delivered in silos. Our vertically integrated care model and full-risk contracts incentivize us to coordinate and proactively manage all aspects of a participant’s health. Costs under the PACE program are estimated to be 13% lower on average than for a comparable dual-eligible population aged 65 and older under Medicaid, based on an analysis of available data by the National PACE Association as of November 2020, and our costs are estimated to be approximately 8% lower on a weighted average basis than costs for comparable fee-for-service Medicare beneficiaries, based on our analysis of the most recent Dartmouth Atlas data from 2017. Importantly, we believe we deliver significantly better health outcomes. Our care model reduces unnecessary or avoidable medical spend. We estimate that across our mature markets, our participants on average have 16% fewer hospital admissions and 73% fewer low- to medium-severity emergency room visits relative to a comparable Medicare fee-for-service population with similar risk scores for which data is available. In addition, our participants have a 25% lower 30-day hospital readmission rate compared to a frail, dual-eligible or disabled waiver population. In addition to reducing spend, we also focus on ensuring our participants are satisfied and receive high-quality care. Our participant satisfaction, based on a survey of a random sample of participants and administered by an independent third party as of June 30, 2020, is 89%. Our participants live, on average, 1.5 years longer than comparable populations who choose nursing home care, based on a HHS report dated June 27, 2017.
We believe the InnovAge Platform has enabled us to create a healthcare model where all constituencies involved — participants, their families, providers and government payors — “Win.”
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Participants.   We enable our participants to remain in their homes and communities and age independently. We leverage our differentiated care delivery model to improve the health of our participants, avoid unnecessary hospitalizations and nursing home stays, and greatly improve our participants’ experience with the healthcare system.

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Families.   By taking over many aspects of care, such as transportation to appointments, we reduce the caregiving burden on participants’ family members. We believe families receive “peace of mind” knowing their loved ones are well taken care of and that they have a clear point of contact with our IDTs.

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Providers.   We enable our providers to focus on taking care of patients by providing them with meaningful clinical and administrative support.

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Government payors.   We provide government payors with fiscal certainty through our capitated payment arrangements and reduced medical and social costs for frail, high-cost, dual-eligible seniors. Costs under the PACE program are estimated to be 13% lower on average than for a comparable dual-eligible population aged 65 and older under Medicaid, and our costs are estimated to be approximately 8% lower on a weighted average basis than costs for comparable fee-for-service Medicare beneficiaries, based on our analysis of the most recent Dartmouth Atlas data from 2017.

We believe our strong value proposition to each constituency translates into a superior economic model. We directly contract with Medicare and Medicaid on a PMPM basis, which creates recurring revenue streams and provides significant visibility into our revenue growth trajectory. We receive 100% of the pooled capitated payment to directly provide or manage the healthcare needs of our participants. By proactively providing high-quality care and addressing risks related to social determinants of health, we have demonstrated our ability to reduce avoidable utilization of high-cost care settings, such as hospitals and nursing homes. As a result, we create a surplus that can be used to invest in refining our care model and providing even greater social supports for our participants. These investments further improve participants’ experiences and health outcomes, which we believe will result in more savings that will drive our profitable growth. The virtuous cycle we have created enables us to consistently deliver high-quality care, achieve high participant satisfaction and retention, and attract new participants. We believe that continuing to drive medical cost savings over a growing participant census will deliver an even greater surplus to our organization, enabling us to invest in more participant programs, evolve our care model, enhance our technology and fund new centers.
We have a record of driving profitable growth and achieving compelling unit economics. For the fiscal year ended June 30, 2020, all of our centers had a positive Center-level Contribution Margin, and our mature de novo centers opened in the last six years have generated positive Center-level Contribution Margins in fewer than 12 months of operation. For a discussion of Center-level Contribution Margin, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key business metrics and non-GAAP measures—Center-level contribution margin.”
We have demonstrated an ability to scale successfully, expanding our model to a network of 16 centers in five states, which provided care for approximately 6,400 participants during the year ended June 30, 2020. For the fiscal years ended June 30, 2019 and 2020, our total revenues were $465.6 million and $567.2 million, respectively, representing a year-over-year growth rate of 22%. For the fiscal years ended June 30, 2019 and 2020, our net income was $19.1 million and $25.8 million, respectively, representing a year-over-year growth rate of 35.1%, while Adjusted EBITDA was $51.7 million to $65.9 million, respectively, representing a year-over-year growth rate of 27.6%. Over the same period, our net income margin expanded from 4.1% to 4.5% and Adjusted EBITDA margin expanded from 11.1% to 11.7%. For the six months ended December 31, 2019 and 2020, our net income was $5.8 million and $(40.2) million, respectively, while Adjusted EBITDA was $25.4 million and $45.7 million, respectively, representing a period over period growth rate of 80.1%. Over the same period, our net income margin changed from 2.1% to (13.0)% and Adjusted EBITDA Margin expanded from 9.4% to 14.8%. See “— Summary Consolidated Financial Data” for a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP measure, and the definitions of Adjusted EBITDA and Adjusted EBITDA margin. Our experience driving profitable growth and expanding geographically underscores our confidence in our ability to successfully execute on the growth opportunities ahead. We intend to substantially increase the number of centers we operate in new and existing markets to bring our innovative care model to more frail, high-cost, dual-eligible seniors and their families across the country.
Industry challenges
Unsustainable and rising healthcare costs
Healthcare spending in the United States has grown at approximately 5% per year from 2013 to 2018, and in 2018 represented $3.6 trillion of annual spend, or 17.7% of U.S. GDP. The overall growth rate of healthcare spending is expected to accelerate due to the aging population. Furthermore, the government’s share of total healthcare spend through programs such as Medicare and Medicaid is expected to grow from approximately 37% today to more than 40% as early as 2025, indicating faster growth in government-sponsored healthcare than the overall market.
Government healthcare spend is disproportionally concentrated in the dual-eligible population, who typically suffer from multiple chronic conditions and require long-term services and supports. In 2018, dual-eligible seniors represented 20% and 18% of the Medicare and Medicaid populations, respectively, but we estimate that they accounted for 34% and 35% of spending, respectively, in these programs. Medicare and Medicaid spend on average three times more per capita on a dual-eligible senior than a Medicare-only senior. Improved care management of dual-eligible seniors is critical to reducing the rapid growth in government healthcare spending in the United States.
Highly fragmented, uncoordinated healthcare system
The U.S. healthcare system is complex and highly fragmented, resulting in piecemeal care delivery across different providers who each lack a complete picture of the patient. Furthermore, this dynamic often makes the healthcare system difficult for patients to navigate. Primary, acute, behavioral and long-term care providers need to work together to effectively manage a patient’s care, yet, today, they work in silos. This lack of care coordination can result in missed or inaccurate diagnoses, gaps in care, unnecessary spend and ultimately sub-optimal patient outcomes.
High-cost, dual-eligible seniors are at high risk of falling through the cracks of the U.S. healthcare system. Few government-sponsored programs other than PACE bring together the Medicare and Medicaid benefit for these individuals, creating further barriers to delivering coordinated care. Dual-eligible beneficiaries are among the most medically complex, high-frequency users of healthcare services. The typical InnovAge participant has, on average, nine chronic conditions and requires, on average, assistance with three or more 2ADLs. A lack of coordination across providers can have severe consequences given the high occurrence of chronic illnesses and other underlying health issues in this population.
Prevalence of wasteful spending and sub-optimal outcomes
A 2019 study, published in the Journal of the American Medical Association, estimated that approximately 25% of all annual healthcare spending is for unnecessary services, excessive administrative costs, fraud and other inefficiencies creating waste. At current spending levels, this represents approximately $760 billion to $935 billion of wasteful spending. Furthermore, CMS’s national healthcare expenditure data indicate that in 2018, approximately 8.4% of healthcare spending was for administrative activities and health insurance expenditures, representing approximately $306 billion of healthcare spending that is not tied to the direct provision of care.
In 2019, based on projections made by the Office of the Actuary of CMS, hospital care was estimated to be the largest category of healthcare spending in the United States, representing 33% of the total spend. Proper management of chronic conditions and targeted interventions to mitigate challenges presented by social determinants of health can significantly reduce the incidence of acute episodes, which are the main driver of emergency room visits and hospitalization among the dual-eligible senior population. Healthcare spending on nursing care facilities and continuing care retirement communities reached approximately $175 billion in 2019, based on projections made by the Office of the Actuary of CMS. Similar to spend on hospitals and other high-acuity care settings, we believe many of these dollars can ultimately be saved by providing proactive treatment and investing in proper medical and social supports to enable frail seniors to live in their homes and communities.
Despite high levels of spending, the U.S. healthcare system struggles to produce better health outcomes and delivers low levels of patient and provider satisfaction. Life expectancy in the United States was 78.7 years in 2018, compared to 82.4 years in comparable developed countries, and patient satisfaction with the healthcare system is low.
Payment structures are evolving to address healthcare issues
Policymakers and healthcare experts generally acknowledge that the fee-for-service model is not designed to deliver on the “triple aim” of providing low-cost, high-quality care while improving the patient experience. Historically, healthcare delivery was oriented around reactive care for acute events, which resulted in the development of a fee-for-service payment model. By linking payments to the volume of encounters and pricing for higher complexity interventions, the fee-for-service model does not incentivize providers to practice preventative medicine or manage patients in lower cost settings. Rather, many policymakers and healthcare experts believe it unintentionally creates the opposite result — acute, episodic care delivered in high-cost settings that unnecessarily drive up the total cost of healthcare.
High-cost, dual-eligible seniors require proactive, coordinated care plans to address their medical acuity, need for long term support and risks related to social determinants of health. Without personalized, patient-centered care that removes barriers to treatment, high-cost, dual-eligible seniors would continue to over-utilize healthcare in higher-cost settings, such as emergency rooms and nursing homes.
Government payors have responded by incentivizing a transition to value-based reimbursement models for dual-eligible seniors. A recent example of this has been the growth of the PACE program.

PACE is a government-sponsored, provider-led managed care program focused on enabling frail dual-eligible seniors who qualify to live in a nursing home to age independently in their homes. PACE providers receive a monthly risk-adjusted payment for each participant (PMPM) directly from Medicare and Medicaid to manage the totality of medical care an enrolled participant needs. Fully capitated models, such as PACE, incentivize organizations to better manage chronic conditions to avoid high-cost acute episodes and to invest in services that fall outside the scope of a fee-for-service model. These services, such as care coordination and ancillary support to remove barriers created by social determinants of health, can have a significant impact on a participant’s overall health.
InnovAge manages participants that are, on average, more complex and medically fragile than other Medicare-eligible patients, including those in MA programs. As a result, we receive larger payments for our participants compared to MA participants. This is driven by two factors: (1) we manage a higher acuity population, with an average RAF score of 2.53 compared to an average RAF score of 1.08 for Medicare fee-for-service non-dual enrollees; and (2) we manage Medicaid spend in addition to Medicare. Our comprehensive care model and globally capitated payments are designed to cover participants from enrollment until the end of life, including coverage for participants requiring hospice and palliative care.
The successful clinical approaches of PACE helped inform certain aspects of the Center for Medicare and Medicaid Innovation’s recently announced Direct Contracting Program set to begin in 2021. The Direct Contracting Program aims to create value-based payment arrangements directly with provider groups for their current Medicare fee-for-service patients. By transitioning from fee-for-service arrangements to value-based payments, CMS expects healthcare providers will be financially incentivized to simultaneously improve quality while lowering the cost of care and focusing on patient experience, as is done in PACE today.
Legacy healthcare delivery infrastructure has been slow to transition from fee-for-service to value-based care models
In order for the shift to value-based payment models to drive meaningful results, we believe there must be a corresponding shift in care delivery models. While there has been significant investment by providers, payors and technology companies in developing solutions to enable higher-quality and lower-cost care, the healthcare industry is still heavily reliant on fee-for-service reimbursement models.
The COVID-19 pandemic has amplified several flaws in the current legacy healthcare delivery system. Traditional healthcare providers have faced dwindling fee-for-service visits in light of stay-at-home orders, government restrictions and general patient fear of medical settings. This has not only reduced revenues for traditional providers, but has strained their ability to provide necessary care for their patients. Patients with chronic conditions in the fee-for-service system have found themselves unable to access care because the broader healthcare system could not rapidly shift services from institutions to home-based environments. Patients in long-term care facilities, such as nursing homes, have found themselves in an even worse position. The highly contagious nature of the virus that causes COVID-19 combined with the higher mortality rate in frail seniors created devastating conditions that led to many avoidable deaths. As of December 4, 2020, 5% of all U.S. COVID-19 cases could be linked to long-term care facilities, according to The New York Times, but those cases translated into 38% of all U.S. COVID-19-related deaths.
Providers that operate comprehensive value-based models, like us, were better positioned to quickly pivot their care delivery approach to safely treat patients in virtual and home-based settings without losing any revenue. We believe the COVID-19 pandemic has further highlighted the need for integrated, multimodal value-based care delivery models.
Our market opportunity
We have designed the InnovAge Platform to bring high-touch, comprehensive, value-based care to frail, high-cost, dual-eligible seniors, who are among the most medically complex patients in the U.S. healthcare system. Approximately 92% of our participants are dual-eligible seniors. We are one of the largest healthcare platforms focused on frail, dual-eligible seniors, and we serve participants primarily through PACE. We have built the largest PACE-focused operation in the country based on number of participants; we are twice the size of our closest PACE-focused competitor, more than 30 times larger than the typical PACE operator and the only for-profit PACE operator with a footprint in three or more states. Given our scale and track record of success across geographies, we believe we are well-positioned to capitalize on a significant market opportunity to provide care to frail, high-cost, dual-eligible seniors.
Our care model targets the most complex, frail subset of the dual-eligible senior population. Our target market is estimated at approximately 2.2 million, representing seniors who we believe are dually eligible for Medicare and Medicaid and meet the nursing home eligibility criteria for PACE. We prioritize high-density urban and suburban areas, where there are sizable numbers of frail dual-eligible seniors who would benefit most from our program. We leverage the InnovAge Platform to provide comprehensive, coordinated healthcare to enable our frail, nursing home-eligible seniors to live independently in their homes and communities. According to a 2011 study by the National Conference of State Legislatures and the AARP Public Policy Institute, 90% of people over age 65 want to stay in their home for as long as possible, and the InnovAge Platform empowers seniors to age independently in their own homes, on their own terms, for as long as possible.
Based on our experience and industry knowledge, we estimate an average annual revenue opportunity of $90,000 per participant ($7,500 PMPM). Based on our estimated market of approximately 2.2 million PACE eligibles in the United States, we estimate that our annual total addressable market is approximately $200 billion. Of these estimated PACE eligibles, only approximately 55,000 are enrolled in a PACE program, based on a November 2020 report from the National PACE Association. Historically, most of our participants received healthcare under fee-for-service Medicare and Medicaid prior to enrolling in our model. Over the next eight years, the National PACE Association is targeting a PACE enrollment increase at a CAGR of approximately 17%. As a result, we believe we have a substantial runway for growth by bringing our comprehensive value-based model of care to more frail, dual-eligible seniors across the country.
In addition to the sizable whitespace opportunity for growth in our market, a 2020 study conducted by The Commonwealth Fund found that the PACE model could effectively serve other high-cost, high-need populations, such as young adults with developmental or physical disabilities and adults with behavioral health conditions.
The InnovAge Platform:
Improving outcomes and reducing costs for high-cost, dual-eligible seniors
Our patient-centered approach is tailored to address the complex medical and social needs of our frail dual-eligible senior population. We leverage the InnovAge Platform to deliver comprehensive, highly coordinated healthcare to our participants. The InnovAge Platform consists of (1) our interdisciplinary care teams and (2) our community-based care delivery model.
Our interdisciplinary care teams
The IDT structure is core to our clinical model. Our IDTs design, manage and coordinate all aspects of each participant’s unique care plan and function as the core group of care providers to our participants.

Our IDT structure is designed to enhance access to care for our participants and eliminate information silos and gaps in care that frequently occur in a fee-for-service model. We are responsible for all of our participants’ medical care, and we coordinate care delivery across multiple settings. We deliver individualized care for each participant that addresses his or her specific medical conditions and social determinants of health. We deliver or manage primary and specialist care, in-home care, hospital visits, nutrition, transportation to our care centers and to other medical appointments, pharmacy and behavioral health. We leverage a technology suite, which we believe is powered by industry-leading clinical and operational information technology solutions to collect and analyze data, streamline IDT workflows and empower our teams with timely participant insights that improve outcomes.
Each IDT convenes, at a minimum, experts across at least 11 disciplines to collectively manage the complex care needs of each participant. IDTs are typically comprised of a primary care provider, registered nurse, master’s-level social worker, physical therapist, occupational therapist, recreational therapist or activity coordinator, dietician, center manager, home care coordinator, personal care attendant and driver. The IDTs meet multiple times per week to discuss each participant’s care plan and closely monitor key clinical metrics to ensure each participant receives optimal treatment based on his or her current conditions. The IDTs provide and coordinate care across multiple settings, including in-person visits in participants’ homes and in our centers, via telehealth, and in other third-party medical settings.
Our community-based care delivery model
Our high-touch model delivers care across a continuum of community-based settings. Our multimodal approach leverages (1) the care center, (2) the home and (3) virtual care capabilities to deliver comprehensive care to our participants. Our capitated payment model gives us the flexibility to invest in care coordination, transportation and other services to mitigate challenges presented by participants’ social determinants of health, regardless of what is traditionally covered by insurance. As a result, our capabilities are not limited to what we are able to offer inside of our centers.
We interact with our participants daily across multiple settings. As an example, prior to March 2020, our average participant received daily in-home care and support and visited a center six times per month to receive medical treatment and socialize and currently also has 24/7 virtual access to one of our physicians. Our high-touch model enables our ability to influence our participants’ health outcomes and total cost of care.

Our community-based care centers.   Our purpose-built community-based care centers are designed for the specific needs of our target population and serve as a medical and social hub for our participants. Our participants often spend the full day in these centers receiving medical treatment, meals and physical therapy and socializing with peers. Our care centers are larger than those of most other comparable care organizations and include dedicated spaces for medical care, physical therapy, behavioral health and dentistry, in addition to day-rooms and dining spaces for socialization among our participants. We incorporate population-specific design elements, such as grab bars and rounded hallways, to accommodate the frailty and the prevalence of dementia among our participant population. The size and design of our centers enable us to deliver a significant portion of our participants’ care in one location, simplifying the healthcare experience for participants and their families.
Our in-home care capabilities.   Our in-home care capabilities enable our participants to live safely in their homes and avoid nursing homes to the extent safely possible. We directly deliver or manage all skilled and unskilled care a participant may require to live independently at home. Additionally, we have dedicated strategic partnerships with “hospital-at-home” providers to deliver acute care in-home when appropriate. In addition, we manage transportation not only to our centers but also to all third-party medical appointments. During the year prior to the COVID-19 pandemic, through February 29, 2020, in an average month, we provided over 61,000 one-way trips. Our capitated payment model gives us the flexibility to invest in home modifications, such as grab bars and shower chairs, to reduce falls and make the home safer for our seniors. We believe our presence in our participants’ homes gives us real-time insight into our participants’ health and enables us to positively influence many environmentally-driven social determinants of health.
Our virtual care capabilities.   Our virtual care capabilities give us the flexibility to deliver medical care and social services virtually when appropriate. Our physicians are equipped with several telehealth platforms to provide virtual care and utilize the option best suited for each individual participant’s preferences and needs. Our aim is to make virtual care access simple and convenient for our participants. In situations where a participant lacks access to a device or is unable to use telehealth technology on their own, we provide them with a device or dispatch a team member to their home to assist.
During the COVID-19 pandemic, we developed our telehealth capabilities to conduct more than 12,000 remote provider appointments, more than 62,500 telehealth visits, and more than 203,000 wellness phone calls as of November 22, 2020. The COVID-19 pandemic has highlighted the strength and adaptability of the InnovAge Platform and our community-based care delivery model. Though the COVID-19 pandemic has altered the mix of settings where we deliver care, our multimodal approach ensures our participants continue to receive the care they need.
Addressing social determinants of health.   We believe a key element of the success of our care delivery model is the provision of services that mitigate challenges presented by participants’ social determinants of health. According to AHIP, social determinants of are responsible for more than 70% of a person’s health. We designed our care delivery model to address the following areas:
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Economic stability: The majority of our participants bear little to no out-of-pocket expenses under our care model.

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Transportation: We provide our participants with free transportation to our centers and to third-party medical appointments.

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Physical environment: We retrofit and modify participants’ homes as needed to make them safer, including by installing grab bars and shower chairs. Our home health aides serve as our eyes and ears to ensure our participants’ home environments are safe. Our participants benefit from care centers that are designed around their needs.

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Community and social context: Center attendance enables social interaction with peers.

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Food and nutrition: Breakfast and lunch are served in our centers and take-home meals are provided.

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Health literacy: Educational programming is provided on a regular basis to inform participants and increase their ability to obtain, understand and use healthcare information.

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Fitness: We encourage physical activity and arrange population-specific exercise classes.

Our technology suite
Our technology suite supports our ability to deliver consistent, high-quality care to our participants at scale. Our fully capitated care model is operationally complex; it requires coordination among dozens of different providers per participant, real-time integration of clinical data from disparate sources and predictive analytics to enable effective interventions. We license a suite of third-party clinical technologies that we use to create a comprehensive view of our participants’ health, empowering our IDTs to make optimal care decisions. We leverage what we believe to be industry-leading reporting and predictive analytics solutions to collect and analyze data, stratify our population and uncover actionable participant insights. We also leverage third-party technology solutions to drive growth in our business. For example, our sales and marketing team leverages customer relationship management tools to track and manage referrals, streamline intake and drive enrollment growth. Our business development team leverages demographic and real estate tools to identify attractive new markets and optimize site selection. Importantly, our third-party telehealth solutions allow us to deliver care virtually 24/7 in our participants’ homes.
COVID-19 highlighted our virtual care capabilities.   In response to COVID-19, we developed a comprehensive telehealth program that could scale to serve all our participants. We closed all of our centers on March 18, 2020 and we transitioned to a 100% in-home and virtual care model to allow uninterrupted participant care. Since March 2020 through November 22, 2020, we have provided over 62,500 telehealth visits and approximately 203,000 wellness checks with care teams assembled to deliver in-home services that otherwise would have occurred at centers. We have used telehealth technologies to conduct medical appointments, monitor our participants’ health and check in on their mental health and wellbeing, all in the comfort and safety of their homes. Our experience with telehealth during the COVID-19 pandemic demonstrates our ability to pivot our care delivery model and has shown us a wider set of use cases for virtual care. Telehealth enables more frequent check-ins and follow-ups for participants who have been discharged from inpatient care settings, which helps us reduce readmissions and emergency room visits. Regular wellness calls give us greater insight into our participants’ mental and physical health and create a more trusted relationship between participants and our care teams. Our 89% participant satisfaction rate since June 30, 2020 highlights the effectiveness of our virtual offering.
Our technology investments support the scalability of our platform and our ability to deliver coordinated, high-quality care to our participants.
Our impact
Our care model has consistently demonstrated sound quality outcomes, consistent financial returns and high participant satisfaction scores.
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Improving clinical outcomes and reducing unnecessary utilization.   Our care model is designed to proactively manage chronic conditions, which reduces unnecessary acute episodes, and to treat participants in the most appropriate care setting. We estimate that across our mature markets, our participants on average have 16% fewer hospital admissions and 73% fewer low- to medium-severity emergency room visits relative to a comparable Medicare fee-for-service population with similar risk scores for which data is available. In addition, our participants have a 25% lower 30-day hospital readmission rate compared to a frail, dual-eligible or disabled waiver population from 2016 to 2019.

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Reduction in cost.   The InnovAge Platform consistently lowers healthcare costs for the government, as described below:

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Medicaid:   The capitation rates paid by Medicaid are designed to result in cost savings relative to expenditures that would otherwise be paid for a comparable nursing facility-eligible population not enrolled under the PACE program. On average, costs under the PACE program are estimated to be 13% lower than for a comparable dual-eligible population aged 65 and older under Medicaid.

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Medicare:   We estimate that our program costs are approximately 8% lower on a weighted average basis than costs for comparable fee-for-service Medicare beneficiaries.

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Families and individuals:   The majority of our participants and their families pay little to no out-of-pocket costs for our care.

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Increased longevity.   Our participants live, on average, 1.5 years longer than comparable populations who choose nursing home care.

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Participant satisfaction.   Our participants are highly satisfied with our service. Our participant satisfaction, based on a survey of a random sample of participants and administered by an independent third party as of June 30, 2020, was 89%.

Our track record of profitable growth
We have a record of driving profitable growth and achieving compelling unit economics. For the fiscal year ended June 30, 2020 and the six months ended December 31, 2020, our consolidated Center-level Contribution Margin, expressed as a percentage of revenue, was 24.9% and 27.3%, respectively, and all of our centers had a positive Center-level Contribution Margin (other than our expansion center in Pennsylvania, which opened in November 2020). Our mature de novo centers opened in the last six years have generated positive Center-level Contribution Margins in fewer than 12 months of operation.
We believe our track record of successfully operating across different markets gives us an advantage when opening centers in existing and new geographies. We aim to grow the InnovAge Platform to positively impact the lives of more frail, dual-eligible seniors and drive long-term value for our key stakeholders: participants and their families, government payors and providers.
Our value proposition
We believe that the InnovAge Platform has enabled us to create a healthcare model where all constituencies involved, including participants, their families, providers and government payors, have the ability to “Win.” Therefore, we “Win” through a virtuous cycle that promotes growth and drives our financial results.
Our participants “Win” by enjoying a better patient experience, improved health outcomes and remaining in their homes and communities for longer
We leverage our differentiated care delivery model to improve the health of our participants and help them avoid unnecessary hospitalizations and nursing home care. We enable our participants to remain in their homes and age independently. As a result, over 90% of our participants live in their preferred setting: their home or community. Our care model also delivers superior clinical outcomes: our participants have fewer hospital admissions, fewer low- to medium-severity emergency room visits and lower 30-day hospital readmission rates. Our participants live, on average, 1.5 years longer than comparable populations who choose nursing home care, based on the HHS report dated June 27, 2017. Our care model is not “one size fits all,” it is customized to the unique needs of each participant. This approach leads to high levels of participant satisfaction with our program.
Families “Win” as we reduce their caregiving burden and provide “peace of mind”
We significantly reduce the caregiving burden on the families of our participants. Our model handles all transportation to and from medical appointments and center visits, helps participants with ADLs, and creates social outlets for participants to reduce isolation. Most importantly, we believe we offer “peace of mind” to our participants’ families who know their loved one’s complex needs are cared for. “Friends and family” of participants remain one of our largest referral sources for recruiting new participants.
Our providers “Win” as they are able to focus on improving the lives of their patients
We enable our providers to focus on taking care of patients by providing them with meaningful clinical and administrative support. We remove the pressure of trying to optimize visit volume by rewarding quality, not quantity, of care. We estimate that our providers (1) have a smaller number of participants to care for and spend more time with each participant than providers in similar care organizations, and (2) benefit from the support of a multidisciplinary team.
Government payors “Win” through fiscal certainty and lower costs
We provide fiscal certainty through our capitated payment arrangements and reduce the cost of both medical and long-term support and services for high-cost, dual-eligible seniors. Costs under the PACE program are estimated to be 13% lower on average than for a comparable dual-eligible population aged 65 and older under Medicaid, based on an analysis of available data by the National PACE Association as of November 2020, and our costs are estimated to be approximately 8% lower on a weighted average basis than costs for comparable fee-for-service Medicare beneficiaries, based on our analysis of the most recent Dartmouth Atlas data from 2017.
Our competitive advantages
We are the leading healthcare delivery platform by number of participants focused on providing all-inclusive, capitated care to high-cost, dual-eligible seniors. We are twice the size of our closest PACE-focused competitor and more than 30 times larger than the typical PACE operator. Our size and scale confer significant competitive advantages that further differentiate us in the marketplace.
Visionary leadership team with mission-focused culture
The members of our world-class senior leadership team, led by our President and Chief Executive Officer, Maureen Hewitt, have an average of 20 years of healthcare experience. Together, they have built one of the best run businesses in the healthcare provider industry. In 2016, Ms. Hewitt had the vision to convert InnovAge from a not-for-profit entity to a for-profit entity in order to increase our agility in the marketplace and access the required capital to grow our footprint nationally and reach more participants. Since the for-profit conversion, the number of participants under our care grew 106.0% from the fiscal year ended June 30, 2016 to the fiscal year ended June 30, 2020. In the same period, our total revenues grew 143%, reflecting a 25% CAGR, and our revenue grew organically at a 16% CAGR, which excludes contribution from acquired centers.
Ms. Hewitt and the senior leadership team’s commitment have fostered a mission-focused, participant-centered culture that drives our leading performance in managing frail dual-eligible seniors. Our team is diverse and purpose-built to represent the communities we serve. Additionally, the majority of our senior leaders have had direct experience as a primary caregiver for a loved one. Our senior leadership team’s firsthand experiences providing care for elderly family members drives a dedicated commitment to our mission.
Our robust operating platform
We have standardized and streamlined our operations across markets and have invested meaningfully in the corporate infrastructure needed to drive participant satisfaction, manage healthcare costs and improve clinical outcomes at scale. Because of our scale, we have been able to invest in dedicated, well-staffed teams for all of our corporate and market-level functions. As a result, our physicians can focus on providing care and are not as burdened with additional administrative demands. Our scale also enables us to make large, organization-wide investments in sales and marketing, technology and clinical infrastructure. We leverage established technology solutions to drive improvements in our operations. We have developed robust internal marketing and referral source development capabilities, including significant investments in digital marketing. Our regulatory expertise and de novo development engine differentiate us from other providers. Importantly, we have a robust compliance infrastructure and team. These platform advantages, coupled with our mission-focused culture, give us confidence in our ability to drive growth and bring our patient-centered care model to more frail, dual-eligible seniors.
Our ability to recruit and retain participants
Our ability to recruit and retain participants has resulted in 12% annual, organic census growth over the last four years. Despite our high levels of participant satisfaction, awareness of the PACE model among potential participants and their families has historically remained low. We estimate that approximately 3% of patients who are PACE-eligible are currently enrolled in a PACE program. Our scale enables us to invest in targeted sales and marketing capabilities to improve awareness of our program among potential eligible participants, which accelerates census growth. We take a multichannel approach to sales and marketing, relying on a mix of traditional provider referral sources in the community as well as leveraging targeted digital marketing. We have realigned our marketing strategy to focus more on digital channels during the COVID-19 pandemic and to reach those searching for senior care alternatives. For example, we increased the mix of marketing dollars spent on search engine advertising from 5% to 17% of our total media budget, helping to drive 145% year-over-year web traffic growth and over 20% year-over-year referral growth from this channel (each with respect to July through November 2020 as compared to the same period in 2019). We are proud of the fact that the friends and family of our participants remain one of our largest referral sources. We believe our average referral conversion rate of 38.5% across all referral sources is a testament to the value and attractiveness of our model. We experience very low levels of voluntary disenrollment, averaging 5% annually over the last two fiscal years, suggesting participants are highly satisfied with their care.
We have a diverse mix of referral sources as presented in the chart below, with an average referral conversion rate, as of September 30, 2020, of approximately 40% across all channels.
Access to capital
Although most companies in the broader managed healthcare industry operate as for-profit entities, the vast majority of our direct competitors are not-for-profit entities, which we believe limits their ability to access capital. Federal restrictions on for-profit PACE providers existed until 2015. We remain one of only five for-profit PACE providers in the country and are the largest multistate PACE-focused operator by number of participants. We are an early adopter of the for-profit PACE structure in a market with limited precedents. As a result, we have devoted resources to engaging with our non-profit community partners, some of which are unaccustomed to working with for-profit organizations, to familiarize them with our business model.
As part of our growth-oriented mindset, we have strategically deployed our capital to achieve scale and make the PACE care delivery model accessible to more frail, dual-eligible seniors. As a result, we have attracted private investments from leading financial institutions and, upon completion of this offering, we expect we will be the largest publicly traded healthcare provider focused on serving frail, dual-eligible seniors. We believe our ability to attract investors and access capital will accelerate our growth plans and provides flexibility to simultaneously invest in sales and marketing efforts, de novo centers and strategic acquisitions, all of which will further solidify our leadership position in a fragmented, growing market.
We have a first mover advantage in an industry with high barriers to entry
Our industry has high barriers to entry driven by regulatory complexity, operating model complexity and to the cost associated with opening new locations. Furthermore, state and federal governments typically restrict the number of providers who can operate in a designated market service area, often allowing only a single provider per MSA. We believe this dynamic creates significant first-mover advantages in new markets and ample runway for future growth. We have invested significant time and resources in partnering with state and federal governments to launch operations in new MSAs. We believe that each new program we build reinforces our competitive position.

We are built to scale nationally
We have proven our ability to execute our model in multiple geographies, as evidenced by the strength of our center-level performance across markets. In all of our markets, our mature de novo centers opened in the last six years generated positive Center-level Contribution Margins in fewer than 12 months of operation. This consistent performance highlights the predictability of our model and gives us the conviction to continue investing in building centers, hiring top-tier talent and attracting participants in new markets in order to drive long-term value creation.
We are one of the few providers operating a globally capitated care model. We have a long track record of successfully managing medical risk, driven by the strength of our operational playbook as well as our risk pool, which is more diversified than other PACE organizations. We believe that we have created a repeatable, data-driven playbook to expand our brand and operations across the United States, and we have made substantial investments to support each key component of our approach. The fundamental aspects of our expansion playbook include deep regulatory knowledge, a disciplined approach to site selection, a targeted sales and marketing approach, a concerted effort to recruit and develop talent, scalable underlying clinical technology and an efficient, uniform operating model.
We have invested in multimodal care delivery capabilities
The COVID-19 pandemic has highlighted the advantages of our multimodal care delivery capabilities. The COVID-19 pandemic has disrupted traditional channels of care delivery and created barriers to accessing care for many dual-eligible seniors. Our investment in in-home and virtual care capabilities outside of the four walls of our care centers has enabled us to execute on each participant’s care plan without disruption. We believe the adaptability of our model and our ability to effectively engage our participants in numerous ways, without negatively impacting our capitated revenue, differentiates us from other care providers.
Our growth strategy
Increase participant enrollment and capacity within existing centers
We have driven 12% annual, organic census growth over the last four years. Our sales and marketing teams leverage our powerful value proposition, clinical results and strong participant satisfaction to promote our brand and attract new participants to our platform. Our strong census growth performance demonstrates both the durability of our growth model and the size of our whitespace growth opportunity.
The size of our centers depends on the size of the addressable population within each service area, and we employ a systematic approach for our center buildouts. We first determine whether we can fill a center’s expected participant census, then, as a center reaches its initial capacity, we increase its size through pre-planned facility expansions.
For the fiscal year ended June 30, 2020, our participant census was approximately 6,400 across our 16 centers in five states. Inclusive of two additional centers opened after June 30, 2020 and our in-progress and potential center expansion efforts, our centers will have an average maximum capacity of 800 participants and will be able to serve a total of approximately 14,500 participants, which we believe leaves ample runway to increase the number of participants we serve within our current footprint.
Build de novo centers
We build de novo centers to expand our footprint into adjacent or new geographies. We have a successful track record of building de novo centers and have five new opportunities in our pipeline for development in the next 24 months, including three in two new states. Given that our mature de novo centers opened in the last six years, on average, (1) required approximately $10 million to $20 million of upfront capital to build with less than 12 months to generate positive Center-level Contribution Margin, and (2) generate approximately $10 million to $20 million of annual Center-level Contribution Margin, we believe de novo centers generate compelling long-term unit economics and robust internal rates of return. The placement of our centers in attractive locations is critical to our success. We regularly conduct zip code level analyses and convene focus groups with potential participants and caregivers to identify service areas with attractive concentrations of PACE eligibles and select optimal sites for our centers. We prioritize service areas with populations that include more than 4,000 potential participants within a 60-minute drive of a center. We have demonstrated the portability of our platform across different geographies and have a prioritized list of target markets that we believe are optimal environments to launch the InnovAge Platform. Our approach to de novo developments includes building centers to our experience-based specifications, with flexibility for future center expansion factored into the blueprints where possible.
Execute tuck-in acquisitions
We believe we are the logical acquiror in a fragmented market made up of mostly small local operators. Over the past two fiscal years, we have acquired and integrated three PACE organizations, expanding into one new state and four new markets through those acquisitions. We maintain discipline in our approach to purchase price for acquisitions and have executed on multiple types of transactions, including turnarounds. We work closely with key constituencies, including local governments, health systems and senior housing providers, to ensure participants continue to receive high quality care. By bringing acquired organizations under the InnovAge Platform, we are able to realize significant revenue growth and improve operational efficiency and care delivery post-integration. We believe there is a robust landscape of potential tuck-in acquisitions to supplement our organic growth, and that our known track record for improving and integrating acquired businesses while continuing to prioritize patient care positions us as the acquirer of choice in this market.
Reinvest in the InnovAge Platform to optimize performance
We believe that our ongoing investment in the InnovAge Platform drives greater efficiency across our business, creating a virtuous cycle that allows us to continue growing. Our platform is the largest in among PACE providers and one of the most geographically diverse. We plan to continually invest in technology improvements and seek to unlock new insights through enhanced data analytics capabilities that will advance our care model. We believe our investments will ultimately result in better health outcomes and lower medical costs for participants. As we continue to reduce medical costs, we expect to generate incremental savings that can be reinvested to support continuous improvement of the InnovAge Platform.
Regulation
Our operations are subject to extensive federal, state and local governmental laws and regulations. These laws and regulations require us to meet various standards relating to, among other things, arrangement and provision of covered health care services to our participants, operation and management of PACE centers, dispensing of pharmaceuticals, personnel qualifications, maintenance of proper records, and quality assurance programs. If any of our operations are found to violate applicable laws or regulations, we could suffer severe consequences that would have a material adverse effect on our business, results of operations, financial condition, cash flows, reputation and stock price, including:
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suspension, termination or exclusion of our participation in government payor programs;

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loss of our licenses required to operate healthcare facilities or administer prescription drugs in the states in which we operate;

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criminal or civil liability, fines, damages or monetary penalties for violations of healthcare fraud and abuse laws, including the Stark Law, federal Anti-Kickback Statute, Civil Monetary Penalties Law, the FCA and/or state analogs to these federal enforcement authorities, or other regulatory requirements;

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enforcement actions by governmental agencies and/or state law claims for monetary damages by patients or employees who believe their PHI/PII has been impermissibly used or disclosed or not properly safeguarded, or their rights with respect to PHI/PII have been protected, in violation of federal or state health privacy laws, including, for example and without limitation, HIPAA, CCPA, and the Privacy Act of 1974;
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mandated changes to our practices or procedures that significantly increase operating expenses or decrease our revenue;

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imposition of and compliance with corporate integrity agreements that could subject us to ongoing audits and reporting requirements as well as increased scrutiny of our business practices which could lead to potential fines, among other things;

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termination of various relationships and/or contracts related to our business, including joint venture arrangements, contracts with government payors and real estate leases;

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changes in and reinterpretation of rules and laws by a regulatory agency or court, such as state corporate practice of medicine laws, that could affect the structure and management of our business;

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negative adjustments to government payment models including, but not limited to, Medicare Parts C and D and Medicaid; and

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harm to our reputation, which could negatively impact our business relationships, the terms of government payor contracts, our ability to attract and retain participants and physicians, our ability to obtain financing and our access to new business opportunities, among other things.

We expect that our industry will continue to be subject to substantial regulation, the scope and effect of which are difficult to predict. Our activities could be subject to investigations, audits and inquiries by various government and regulatory agencies with whom we contract at any time in the future. See “Risk Factors—Risks Related to Regulation.”
Federal and State Regulation of PACE Providers
We are subject to a complex array of federal and state laws, regulations, and guidance, including legal requirements directly applicable to PACE providers as well as Medicare and Medicaid laws and regulations. These laws impose requirements relating to our organizational structure, governance, fiscal soundness, marketing activities, participant enrollment and disenrollment, charges to participants, provision of healthcare and other services to participants, care planning activities, service delivery settings and maintenance of centers, participant rights, employment and contractual arrangements with health care providers and other staff, quality assessment and performance improvement activities, participant grievances and appeals, medical records documentation, compliance program activities, and other aspects of our operations and financing. As a PACE provider that provides qualified prescription drug coverage, we are also subject to requirements applicable to Medicare Part D plan sponsors.
As a PACE provider, we and our centers are subject to routine audits by CMS and state agencies, which have in the past and may in the future result in the identification of deficiencies in connection with our compliance with regulatory requirements, participant quality of care, care plan development and implementation, grievance and appeal processes, clinicians acting outside of their scope of practice, and other issues. We expect these audits to continue in the future. In addition to risks associated with audits of our current centers, we also face risks associated with new centers that we may acquire in the future, which may not have developed the same compliance and quality infrastructure that we currently have in place. Issues identified through these audits can result in corrective action plans, civil monetary penalties, enrollment suspensions, and other financial penalties and enforcement actions, in addition to loss of our contracts with CMS and state agencies.
The regulations and contractual requirements applicable to PACE providers are complex and subject to change, making it necessary for us to invest significant resources in complying with these requirements. Routine scrutiny through federal and state government audits, oversight and enforcement and the highly technical regulatory scheme mean that our compliance efforts in this area will continue to require significant resources. CMS regularly audits our performance to determine our compliance with CMS’s regulations and our contracts with CMS and to assess the quality of the services we provide to our participants. Whether identified through these audits or other avenues, our failure to comply with the federal and state laws applicable to our business may result in significant or material retroactive adjustments to and/or withholding of capitation payments, fines, criminal liability, civil monetary penalties, requirements to make significant changes to our operations, CMS imposed sanctions (including suspension or exclusion from participation in government programs), loss of contracts, or cessation of our services.
Licensing Laws
We, our healthcare professionals, and our centers are subject to various state and local licensure and certification requirements in connection with our provision of health care and other services. Specifically, in some of the states in which we operate, we are required to maintain licensure as an adult day health center, home health or home care provider, diagnostic and treatment center, pharmacy provider, and/or other type of facility, and our employed physicians and other clinicians also must be licensed or certified, as applicable, in the states in which they are providing services. We, our healthcare professionals and our centers are also subject to a variety of other state laws and regulations, relating to, among other things, the quality of medical care, equipment, privacy of health information, physician relationships, personnel and operating policies and procedures. In addition to state requirements, we and/or our healthcare professionals are in some cases subject to federal licensing and certification requirements, such as certification or waiver under the Clinical Laboratory Improvement Amendments of 1988 for performing limited laboratory testing and Drug Enforcement Administration registration for writing prescriptions for controlled substances. In addition, certain of the states where we currently operate or may choose to operate in the future regulate the operations and financial condition of risk bearing providers. These regulations can include capital requirements, licensing or certification, governance controls and other similar matters. While the states in which we operate do not currently impose these regulations on entities solely bearing risk under the PACE program, these states or states that we expand into may in the future seek to license or otherwise regulate our operations and financial solvency.
Failure to comply with federal, state and local licensing and certification laws, regulations and standards could result in a variety of consequences, including cessation of our services, loss of our contracts, prior payments by government payors being subject to recoupment, requirements to make significant changes to our operations, or civil or criminal penalties. We routinely take the steps we believe are necessary to retain or obtain all requisite licensure and operating authorities. While we endeavor to comply with federal, state and local licensing and certification laws and regulations and standards as we interpret them, the laws and regulations in these areas are complex, changing and often subject to varying interpretations. For example, in Pennsylvania, the statutes that pertain to the employment of health care practitioners by health care facilities do not explicitly include a PACE organization in the list of health care facilities by which a health care practitioner may be employed. Any failure to satisfy applicable laws and regulations could have a material adverse impact on our business, results of operations, financial condition, cash flows and reputation.
Corporate Practice of Medicine
The laws and regulations relating to our operations vary from state to state and some states in which we operate prohibit general business corporations, such as us, from practicing medicine, controlling physicians’ medical decisions or engaging in some practices such as splitting professional fees with physicians. In certain states, we currently contract with physicians to provide healthcare services that are required to be provided by licensed physicians. While we believe that we are in substantial compliance with state laws prohibiting the corporate practice of medicine, other parties may assert that we could be engaged in the corporate practice of medicine. Were such allegations to be asserted successfully before the appropriate judicial or administrative forums, we could be subject to adverse judicial or administrative penalties, certain contracts could be determined to be unenforceable and we may be required to restructure our contractual arrangements.

The consequences associated with violating corporate practice of medicine laws vary by state and may result in physicians being subject to disciplinary action, as well as to forfeiture of revenues from government payors for services rendered. For lay entities, violations may also bring both civil and, in more extreme cases, criminal liability for engaging in medical practice without a license. Some of the relevant laws, regulations and agency interpretations in states with corporate practice of medicine restrictions have been subject to limited judicial and regulatory interpretation. In limited cases, courts have required companies to divest or reorganize structures deemed to violate corporate practice restrictions. Moreover, state laws are subject to change. Any allegations or findings that we have violated these laws could have a material adverse impact on our reputation, business, results of operations and financial condition.
See “Risk Factors—Risks Related to Our Business—Laws regulating the corporate practice of medicine could restrict the manner in which we are permitted to conduct our business, and the failure to comply with such laws could subject us to penalties or require a restructuring of our business.”
Federal Anti-Kickback Statute
The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, in cash or kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid.
Federal criminal penalties for the violation of the federal Anti-Kickback Statute include imprisonment, fines and exclusion of the provider from future participation in federal healthcare programs, including Medicare and Medicaid. Violations of the federal Anti-Kickback Statute are punishable by imprisonment for up to ten years, fines of up to $100,000 per kickback or both. Larger fines can be imposed upon corporations under the provisions of the U.S. Sentencing Guidelines and the Alternate Fines Statute. Individuals and entities convicted of violating the federal Anti-Kickback Statute are subject to mandatory exclusion from participation in Medicare, Medicaid and other federal healthcare programs for a minimum of five years in the case of criminal conviction. Civil penalties for violation of the Anti-Kickback Statute include up to $104,330 in monetary penalties per violation, repayments of up to three times the total payments between the parties to the arrangement and potential exclusion from participation in Medicare and Medicaid. Court decisions have held that the statute may be violated even if only one purpose of remuneration is to induce referrals. The ACA amended the federal Anti-Kickback Statute to clarify the intent that is required to prove a violation. Under the statute as amended, the defendant does not need to have actual knowledge of the federal Anti-Kickback Statute or have the specific intent to violate it. In addition, the ACA amended the federal Anti-Kickback Statute to provide that any claims for items or services resulting from a violation of the federal Anti-Kickback Statute are considered false or fraudulent for purposes of the FCA.
The federal Anti-Kickback Statute includes statutory exceptions and regulatory safe harbors that protect certain arrangements. These exceptions and safe harbors are voluntary. Business transactions and arrangements that are structured to comply fully with an applicable safe harbor do not violate the federal Anti-Kickback Statute. However, transactions and arrangements that do not satisfy all elements of a relevant safe harbor do not necessarily violate the law. When an arrangement does not satisfy a safe harbor, the arrangement must be evaluated on a case-by-case basis in light of the parties’ intent and the arrangement’s potential for abuse. Arrangements that do not satisfy a safe harbor may be subject to greater scrutiny by enforcement agencies.
We enter into several arrangements that could potentially implicate the Anti-Kickback Statute if the requisite intent were present, such as:
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Joint Ventures.   To prove the concept of our ability to work with not-for-profits, we operate one of our centers under a joint venture with a not-for-profit healthcare provider. Although we do not expressly seek to enter into new joint ventures, it is possible that the government payor landscape in certain markets we may attempt to enter in the future may make entering into additional joint ventures attractive. Investment interests in the joint venture may not fully satisfy a safe harbor. Although failure to comply with a safe harbor does not render an arrangement illegal under the federal Anti-Kickback Statute, an arrangement that does not operate within a safe harbor may be subject to increased scrutiny and the Office of Inspector General (the “OIG”) of HHS has warned in the past that certain joint venture relationships have a potential for abuse. Joint ventures that fall outside the safe harbors are evaluated on a case-by-case basis under the federal Anti-Kickback Statute. In this regard, we have endeavored to structure our joint venture to satisfy as many elements of the safe harbor for investments in small entities as we believe are commercially reasonable. For example, we believe that these investments are offered and made by us on a fair market value basis and provide returns to the investors in proportion to their actual investment in the venture.
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Discounts.   Our centers sometimes acquire certain items and services at a discount that may be reimbursed by a federal healthcare program. We endeavor to structure our vendor contracts that include discount or rebate provisions to comply with the federal Anti-Kickback Statute safe harbor for discounts.

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Sales Forces and Participant Recruitment.   We employ our own sales force and attempt to meet the Anti-Kickback safe harbor for bona fide employment.

If any of our business transactions or arrangements, including those described above, were found to violate the federal Anti-Kickback Statute, we could face, among other things, criminal, civil or administrative sanctions, including possible exclusion from participation in Medicare, Medicaid and other state and federal healthcare programs and FCA liability. Any findings that we have violated these laws could have a material adverse impact on our business, results of operations, financial condition, cash flows, reputation and stock price.
As part of HHS’s Regulatory Sprint to Coordinated Care, OIG issued a request for information in August 2018 seeking input on regulatory provisions that may act as barriers to coordinated care or value-based care. Specifically, OIG sought to identify ways in which it might modify or add new safe harbors to the Anti-Kickback Statute (as well as exceptions to the definition of “remuneration” in the beneficiary inducements provision of the Civil Monetary Penalty Statute) in order to foster arrangements that promote care coordination and advance the delivery of value-based care, while also protecting against harms caused by fraud and abuse. OIG issued final rules effective January 19, 2021 that modify existing safe harbors and create new safe harbors and exceptions that may impact our business, results of operations and financial condition. However, it is unclear whether these final rules will be fully implemented following the change in presidential administration.
Federal Self-Referral Prohibition
The Stark Law generally prohibits a physician who has (or whose immediate family member has) a financial relationship with a provider from making referrals to that entity for “designated health services” if payment for the services may be made under Medicare or Medicaid. If such a financial relationship exists, referrals are prohibited unless a statutory or regulatory exception is available. “Designated health services” include clinical laboratory services, inpatient and outpatient hospital services, physical and occupational therapy services, outpatient speech-language pathology services, certain radiology services, radiation therapy services and supplies, durable medical equipment and supplies, parenteral and enteral nutrients equipment and supplies, prosthetics, orthotics and prosthetic devices and supplies, home health services and outpatient prescription drugs.
Providers are prohibited from filing Medicare claims for services related to a prohibited referral and a provider that has billed for prohibited services is obligated to notify and refund the amounts collected from the Medicare program or to make a self-disclosure to CMS under its Self-Referral Disclosure Protocol.

Penalties for violation of the Stark Law include denial of payment, recoupment, refunds of amounts paid in violation of the law, exclusion from the Medicare or Medicaid programs, and substantial civil monetary penalties ($25,820 per prohibited item or service and $172,137 if there is a circumvention scheme; penalty amounts reflect current 2020 level and are adjusted for inflation from time to time). Claims filed in violation of the Stark Law may be deemed false claims under the FCA.
As part of HHS’s Regulatory Sprint to Coordinated Care, CMS issued a request for information in August 2018 seeking input on regulatory provisions that may act as barriers to coordinated care or value-based care. Specifically, CMS sought to identify ways in which it might modify or add new exceptions to the Stark Law in order to foster arrangements that promote care coordination and advance the delivery of value-based care, while also protecting against harms caused by fraud and abuse. CMS issued final rules effective January 19, 2021 as part of HHS’s Regulatory Sprint to Coordinated Care that modify existing exceptions and create new exceptions that may impact our business, results of operations and financial condition. However, it is unclear whether these final rules will be fully implemented following the change in presidential administration.
The False Claims Act
Among other things, the FCA authorizes the imposition of up to three times the government’s damages and significant per claim civil penalties on any “person” (including an individual, organization or company) who, among other acts:
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knowingly presents or causes to be presented to the federal government a false or fraudulent claim for payment or approval, which may relate to our records or reports necessary to generate appropriate RAF determinations;

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knowingly makes, uses or causes to be made or used a false record or statement material to a false or fraudulent claim;

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knowingly makes, uses or causes to be made or used a false record, report or statement material to an obligation to pay the government, or knowingly conceals or knowingly and improperly avoids or decreases an obligation to pay or transmit money or property to the federal government; or

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conspires to commit the above acts.

The federal government has used the FCA to prosecute a wide variety of alleged false claims and fraud allegedly perpetrated against Medicare and state healthcare programs, including but not limited to coding errors, billing for services not rendered, the submission of false cost or other reports, billing for services at a higher payment rate than appropriate, billing under a comprehensive code as well as under one or more component codes included in the comprehensive code, billing for care that is not considered medically necessary and false reporting of risk-adjusted diagnostic codes. The ACA provides that claims for payment that are tainted by a violation of the federal Anti-Kickback Statute (which could include, for example, illegal incentives or remuneration in exchange for enrollment or referrals) are false for purposes of the FCA. In addition, amendments to the FCA and Social Security Act impose severe penalties for the knowing and improper retention of overpayments from government payors. This could be relevant to the extent we received improper payments on account of RAF determinations that are based on improper or erroneous records or reports. Failure to return overpayments could subject us to liability under the FCA, exclusion from government healthcare programs and penalties under the federal Civil Monetary Penalty Statute.
The penalties for a violation of the FCA range from $5,500 to $11,000 (periodically adjusted for inflation) for each false claim, plus up to three times the amount of damages caused by each false claim, which can be as much as the amounts received directly or indirectly from the government for each such false claim. The Department of Justice has adjusted the per claim penalty range from $11,665 to $23,331 for penalties assessed after June 19, 2020, so long as the underlying conduct occurred after November 2, 2015.

In addition to civil enforcement under the FCA, the federal government can use several criminal statutes to prosecute persons who are alleged to have submitted false or fraudulent claims for payment to the federal government. Any allegations or findings that we have violated the FCA could have a material adverse impact on our reputation, business, results of operations and financial condition.
In addition to the FCA, the various states in which we operate have adopted their own analogs of the FCA. States are becoming increasingly active in using their false claims laws to police the same activities listed above, particularly with regard to capitated government-sponsored healthcare programs, such as Medicaid managed care and PACE.
Civil Monetary Penalties Statute
The Civil Monetary Penalties Statute, 42 U.S.C. § 1320a-7a, authorizes the imposition of civil monetary penalties, assessments and exclusion against an individual or entity based on a variety of prohibited conduct, including, but not limited to:
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presenting, or causing to be presented, claims, reports or records relating to payment by Medicare, Medicaid or other government payors that the individual or entity knows or should know are for an item or service that was not provided as reported, is false or fraudulent or was presented for a physician’s service by a person who knows or should know that the individual providing the service is not a licensed physician, obtained licensure through misrepresentation or represented certification in a medical specialty without in fact possessing such certification;

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offering remuneration to a federal health care program beneficiary that the individual or entity knows or should know is likely to influence the beneficiary to order or receive health care items or services from a particular provider;

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arranging contracts with or making payments to an entity or individual excluded from participation in the federal health care programs or included on CMS’s preclusion list;

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violating the federal Anti-Kickback Statute;

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making, using or causing to be made or used a false record or statement material to a false or fraudulent claim for payment for items and services furnished under a federal health care program;

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making, using or causing to be made any false statement, omission or misrepresentation of a material fact in any application, bid or contract to participate or enroll as a provider of services or a supplier under a federal health care program; and

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failing to report and return an overpayment owed to the federal government.

We could be exposed to a wide range of allegations to which the federal Civil Monetary Penalty Statute would apply. We perform monthly checks on our employees and certain affiliates and vendors using government databases to confirm that these individuals have not been excluded from federal programs or otherwise ineligible for payment. We have also implemented processes to ensure that we do not make payments to contracted or noncontracted providers listed on CMS’s preclusion list nor make payments for drugs prescribed by individuals on the preclusion list. However, should an individual or entity be excluded, on the preclusion list, or otherwise ineligible for payment and we fail to detect it, a federal agency could require us to refund amounts attributable to all claims or services performed or sufficiently linked to such individual or entity. Due to this area of risk and the possibility of other allegations being brought against us, we cannot foreclose the possibility that we could face allegations subject to the Civil Monetary Penalty Statute with the potential for a material adverse impact on our business, results of operations and financial condition.
Privacy and Security
The federal regulations promulgated under the authority of HIPAA require us to provide certain protections to our participants and their health information. The HIPAA privacy and security regulations extensively regulate the use and disclosure of PHI and require covered entities, which include healthcare providers and their business associates, to implement and maintain administrative, physical and technical safeguards to protect the security of such information. Additional security requirements apply to electronic PHI. These regulations also provide our participants with substantive rights with respect to their health information.
The HIPAA privacy and security regulations also require us to enter into written agreements with certain contractors, known as business associates, to whom we disclose PHI. Covered entities may be subject to penalties for, among other activities, failing to enter into a business associate agreement where required by law or as a result of a business associate violating HIPAA, if the business associate is found to be an agent of the covered entity and acting within the scope of the agency. Business associates are also directly subject to liability under certain HIPAA privacy and security regulations. In instances where we act as a business associate to a covered entity, there is the potential for additional liability beyond our status as a covered entity.
Covered entities must notify affected individuals of breaches of unsecured PHI without unreasonable delay but no later than 60 days after discovery of the breach by a covered entity or its agents. Reporting must also be made to the HHS Office for Civil Rights and, for breaches of unsecured PHI involving more than 500 residents of a state or jurisdiction, to the media. All impermissible uses or disclosures of unsecured PHI are presumed to be breaches unless an exception to the definition of breach applies or the covered entity or business associate establishes that there is a low probability the PHI has been compromised. Various state laws and regulations may also require us to notify affected individuals in the event of a data breach involving personal information without regard to the probability of the information being compromised.
Violations of HIPAA by providers like us, including, but not limited to, failing to implement appropriate administrative, physical and technical safeguards, have resulted in enforcement actions and in some cases triggered settlement payments or civil monetary penalties. Penalties for impermissible use or disclosure of PHI were increased by the HITECH Act by imposing tiered penalties of more than $50,000 (not adjusted for inflation) per violation and up to $1.5 million (not adjusted for inflation) per year for identical violations. In addition, HIPAA provides for criminal penalties of up to $250,000 and ten years in prison, with the severest penalties for obtaining and disclosing PHI with the intent to sell, transfer or use such information for commercial advantage, personal gain or malicious harm. Further, state attorneys general may bring civil actions seeking either injunction or damages in response to violations of the HIPAA privacy and security regulations that threaten the privacy of state residents. There can be no assurance that we will not be the subject of an investigation (arising out of a reportable breach incident, audit or otherwise) alleging non-compliance with HIPAA regulations in our maintenance of PHI.
In addition to HIPAA, we may be subject to other laws governing the privacy and security of data, such as the CCPA and data breach notification laws.
Healthcare Reform Efforts
The U.S. federal and state governments continue to enact and seriously consider many broad-based legislative and regulatory proposals that have had a material impact on or could materially impact various aspects of the healthcare system and our business, operating results and/or cash flows. In addition, state and federal budgetary shortfalls and constraints pose potential risks for our revenue streams. We cannot predict how government payors or health care consumers might react to federal and state healthcare legislation and regulation, whether already enacted or enacted in the future, nor can we predict what form many of these regulations will take before implementation. Some examples of legislative and regulatory changes impacting our business include:
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In March 2010, broad healthcare reform legislation was enacted in the United States through the ACA. There have since been numerous political and legal efforts to repeal, replace or modify the ACA, some of which have been successful, in part, in modifying the law. Although many of the provisions of the ACA did not take effect immediately and continue to be implemented, and some have been and may be modified before or during their implementation, the reforms could continue to have an impact on our business in a number of ways. Provisions of the ACA that impact the Medicare and Medicaid programs, in particular, may have an impact on our business. These and other provisions of the ACA remain subject to ongoing uncertainty due to developing regulations as well as continuing political and legal challenges at both the federal and state levels.
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There have in recent years been congressional efforts to move Medicaid from an open-ended program with coverage and benefits set by the federal government to one in which states receive a fixed amount of federal funds, either through block grants or per capita caps, and have more flexibility to determine benefits, eligibility or provider payments. If those changes are implemented, we cannot predict whether the amount of fixed federal funding to the states will be based on current payment amounts, or if it will be based on lower payment amounts, which would negatively impact those states that expanded their Medicaid programs in response to the ACA.

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In February 2018, Congress passed the Bipartisan Budget Act of 2018, which, among other things, adopted policies further integrating Medicare and Medicaid benefits for dual-eligible beneficiaries, repealed the Independent Payment Advisory Board that was established by the ACA and intended to reduce the rate of growth in Medicare spending, and extended sequestration cuts to Medicare payments through fiscal year 2027.

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On November 27, 2020, CMS issued an interim final rule implementing a Most Favored Nation pricing model for Medicare Part B-covered prescription drugs (the “MFN Model”). The MFN Model has the potential to increase the prices of the applicable drugs in markets outside of the MFN Model, including PACE, and reduce capitation payments to Medicare Advantage plans and potentially PACE providers. There is a significant degree of uncertainty surrounding the implementation of the MFN Model, including the possibility of further regulatory changes under a new administration as well as legal challenges to the regulation.

While there may be significant changes to the healthcare environment in the future, the specific changes and their timing are not yet apparent. Specifically, changes in Medicare and Medicaid could lower PACE rates or increase our expenses. Any failure to successfully implement strategic initiatives that respond to future legislative, regulatory, and executive changes could have a material adverse effect on government-sponsored PACE programs, our business, results of operations and financial condition.
CMS and state Medicaid agencies also routinely adjust the RAF which is central to payment under PACE and Managed Medicaid programs in which we participate. The monetary “coefficient” values associated with diseases that we manage in our population are subject to change by CMS and state agencies. Such changes could have a material adverse effect on our financial condition. See “Risk Factors—Risks Related to Our Business — Our records and submissions to government payors may contain inaccurate or unsupportable information regarding risk adjustment scores of participants, which could cause us to overstate or understate our revenue and subject us to payment obligations or penalties.”
Other Regulations
Our operations are subject to various state hazardous waste and non-hazardous medical waste disposal laws. These laws do not classify as hazardous most of the waste produced from medical services. Occupational Safety and Health Administration regulations require employers to provide workers who are occupationally subject to blood or other potentially infectious materials with prescribed protections. These regulatory requirements apply to all healthcare facilities, including our community centers, and require employers to make a determination as to which employees may be exposed to blood or other potentially infectious materials and to have in effect a written exposure control plan. In addition, employers are required to provide or employ hepatitis B vaccinations, personal protective equipment and other safety devices, infection control training, post-exposure evaluation and follow-up, waste disposal techniques and procedures and work practice controls. Employers are also required to comply with various record-keeping requirements.

Federal and state law also governs the dispensing of controlled substances by physicians. For example, the Prescription Drug Marketing Act governs the distribution of drug samples. Physicians are required to report relationships they have with the manufacturers of drugs, medical devices and biologics through the Open Payments Program database. Any allegations or findings that we or our providers have violated any of these laws or regulations could have a material adverse impact on our reputation, business, results of operations and financial condition. Certain states in which we do business may desire to do business in the future have certificate of need programs regulating the establishment or expansion of healthcare facilities, including our community centers. These regulations can be complex and time-consuming. Any failure to comply with such regulatory requirements could adversely impact our business, results of operations and financial condition.
Trademarks and Intellectual Property
Although we own trademarks and service marks such as “InnovAge,” which are protected under applicable intellectual property laws and are the property of us or our subsidiaries, we do not currently believe our intellectual property is material to our business.
Competition
The U.S. healthcare industry is highly competitive. We compete directly with national, regional and local providers of healthcare for participants and clinical providers. We also compete with payors and other alternate managed care programs for participants. There are many other companies and individuals currently providing healthcare services, many of which have been in business longer and/or have substantially more resources. Given the regulatory environment, there may be high barriers to entry for PACE providers; however, since there are relatively modest capital expenditures required for providing healthcare services, there are less substantial financial barriers to entry in the healthcare industry generally. Other companies could enter the healthcare industry in the future and divert some or all of our business. Our principal competitors for dual-eligible seniors vary considerably in type and identity by market. Our growth strategy and our business could be adversely affected if we are not able to continue to penetrate existing markets, successfully expand into new markets, recruit qualified physicians or if we experience significant participant attrition to our competitors. See “Risk Factors—Risks Related to Our Business—The healthcare industry is highly competitive.”
We believe the principal competitive factors for serving adults dually-eligible for Medicare and Medicaid and who meet nursing home eligibility criteria include: participant experience, quality of care, health outcomes, total cost of care, brand identity and trust in that brand. We believe we compete favorably on these factors.
Legal Proceedings
From time to time, we may be involved in various legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of litigation and claims are inherently unpredictable and uncertain, we are not currently a party to any legal proceedings the outcome of which, if determined adversely to us, are believed to, either individually or taken together, have a material adverse effect on our business, operating results, cash flows or financial condition. Regardless of the outcome, litigation has the potential to have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors. See “Risk Factors—Risks Related to Our Business—We may be subject to legal proceedings and litigation, malpractice and privacy disputes, which are costly to defend and could materially harm our business and results of operations.”
Insurance
We maintain insurance, excess coverage, or reinsurance for property and general liability, professional liability, directors’ and officers’ liability, workers’ compensation, cybersecurity and other coverage in amounts and on terms deemed adequate by management, based on our actual claims experience and expectations for future claims. Future claims could, however, exceed our applicable insurance coverage. Physicians practicing at our centers are required to maintain their own malpractice insurance.
Human Capital Resources
InnovAge is a mission-driven organization, focused on providing its participants with improved quality of care and allowing them to live in their homes for as long as safely possible, all while reducing the overutilization of our hospitals and nursing homes. In terms of diversity, our senior management team strives to be a reflection of the communities it serves. Our employees drive our mission and share core values, many of whom have cared for an aging relative, that both stem from and define our culture and which plays a critical role in our execution at all levels in our organization. Our values are used in candidate screening and in employee evaluations to help reinforce their importance in our organization. As of June 30, 2020, our voluntary retention rate for employees was 79.1%. Additionally, in our annual employee engagement survey conducted in 2020, 82.0% of our employees responding agreed that they would recommend InnovAge as a great place to work.
As of June 30, 2020, we had 1,910 employees, including 1,429 clinical professionals. We consider our relationship with our employees to be good. None of our employees are represented by a labor union or party to a collective bargaining agreement.
Properties
Our principal executive offices are located in Denver, Colorado, where we own facilities totaling approximately 290,000 square feet across the state. We occupy approximately 45,000 square feet of a 69,000 square foot facility for administration, sales and marketing, technology and development and professional services. We use this facility for administration, sales and marketing, technology and development and professional services. We also own and lease properties elsewhere in the United States, including Pueblo, Colorado; Loveland, Colorado; Albuquerque, New Mexico; San Bernardino, California; Sacramento, California; Philadelphia, Pennsylvania; Roanoke, Virginia; Richmond, Virginia; Newport News, Virginia; and Charlottesville, Virginia. We do not have any properties located outside of the United States.
We intend to procure additional space as we add team members and expand geographically. We believe that our facilities and centers are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations. We currently have five additional centers in our expansion pipeline in the next 24 months, with new centers planned to be opened in California, Florida and Kentucky.
As of June 30, 2020, we operated an aggregate of 16 centers, of which eight were owned and eight were leased, representing approximately 330,000 and 150,000 gross square feet, respectively. Our centers are located in ten markets and five states. Our leases typically have terms of nine years, and generally provide for renewal or extension options for an average total potential term of approximately 25 years. Our lease obligations often include annual fixed rent escalators ranging between 2.0% and 3.0%. Generally, our leases are “modified gross” leases, which require us to pay all of the cost of insurance, taxes, maintenance and utilities, but not for costs related to the structure of the building. We generally cannot cancel these leases at our option.
Seasonality
Our business experiences some variability depending upon the time of year. Medical costs will vary seasonally depending on a number of factors, but most significantly the weather. Certain illnesses, such as the influenza virus, are far more prevalent during colder months of the year, which will result in an increase in medical expenses during these time periods. We would therefore expect to see higher levels of per-participant medical costs in our second and third quarters. Medical costs also depend upon the number of business days in a period, and shorter periods will have lower medical costs. Business days can also create year-over-year comparability issues if a period in one year has a different number of business days compared to the same period in another. We also expect medical costs to be impacted by a pandemic such as the COVID-19 pandemic, which may result in increased or decreased total medical costs depending upon the severity of the infection, the duration of the infection and the availability of healthcare services for our participants.
In addition, the capitated payments we receive for each participant is determined by a participant’s RAF score, which is measured twice per year is based on the evolving acuity of a participant. We estimate and accrue for the expected RAF scores of our participants. Though no assurances can be made in the future, we have historically used our best estimate for accruing participant RAF scores, and we had net positive true-up payments for the fiscal years ended June 30, 2019 and 2020. Historically, these true-up payments typically occur between May and August, but the timing of these payments is determined by CMS, and we have neither visibility nor control over the timing of such payments.

MANAGEMENT
Our executive officers and directors
Below is a list of the names, ages as of March 3, 2021, positions and a brief account of the business experience of the individuals who serve as (i) our executive officers, (ii) our directors and (iii) our director nominees. Upon the completion of this offering, nine directors nominees are anticipated to be elected to our Board and our Board will be composed of ten directors.
Name	Age	Position
Maureen Hewitt	60	President, Chief Executive Officer and Director
Barbara Gutierrez	58	Chief Financial Officer
Robin Doerr	57	Chief Sales and Marketing Officer
Maria Lozzano	41	Corporate Chief Operating Officer
Melissa Welch	60	Chief Medical Officer
John Ellis “Jeb” Bush	68	Director Nominee
Andrew Cavanna	46	Director Nominee
Caroline Dechert	32	Director Nominee
Edward “Ted” Kennedy, Jr.	59	Director Nominee
Pavithra Mahesh	31	Director Nominee
Thomas Scully	63	Director Nominee
Marilyn Tavenner	69	Director Nominee
Sean Traynor	51	Director Nominee
Richard Zoretic	62	Director Nominee
Maureen Hewitt has served as our President and Chief Executive Officer since 2006 and was appointed to serve on our Board in 2020. Previously, Ms. Hewitt led for-profit and nonprofit healthcare organizations for 25 years, including companies such as Total Community Options, Inc. Summit Healthcare, Ocadian and Episcopal Homes, which focused on post-acute care, acute care, long-term care, and senior housing. Ms. Hewitt earned a Bachelor’s Degree from Western University and a Master’s Degree in Administration with an emphasis in healthcare administration and policy from Wayne State University. We believe Ms. Hewitt’s extensive experience in the area of healthcare and her insight into our business as our President and Chief Executive Officer will make her a valuable member of our Board.
Barbara Gutierrez has served as our Chief Financial Officer since 2017. Prior to joining InnovAge, Ms. Gutierrez was the Chief Financial Officer and Chief People Services Officer for Hero DVO, LLC, a healthcare practice management company. Previously, she held leadership roles at Strad Energy Services Ltd., including Senior Vice President of Corporate Services and Senior Vice President of Finance and Administration. Ms. Gutierrez has prior experience as Chief Financial Officer for the Jones Knowledge Group and for PhyCor of Denver. Ms. Gutierrez earned a Bachelor of Science in Accounting from the University of Denver, and she is a Certified Public Accountant.
Robin Doerr has served as our Chief Sales and Marketing Officer since 2014. Previously, Ms. Doerr was the Executive Director of Marketing and Communications at the Children’s Hospital of Colorado from 2011 to 2014. From 2005 to 2011, Ms. Doerr was the Director of Marketing and Public Relations at the Denver Botanic Gardens. From 1997 to 2005, Ms. Doerr was the Senior Director of Marketing for Qwest Communications. Ms. Doerr earned a Bachelor’s Degree from the University of Wisconsin and a Master of Business Administration from the Lubar School of Business at the University of Wisconsin.
Maria Lozzano has served as our Corporate Chief Operating Officer since 2020, previously serving as the Chief Operating Officer of our Western Region since 2018. Prior to her position at InnovAge, Ms. Lozzano was the Chief Operating Officer at VNA California from 2016 to 2018, a home health, palliative and hospice healthcare provider. Ms. Lozzano was also the Chief Operating Officer of a private medical retreat center from 2011 to 2016. From 2007 to 2016, Ms. Lozzano served as Vice President of Operations at Premier Infusion Care, a home healthcare service provider. Ms. Lozzano earned a Bachelor of Science in Business Management from Western Governors University.
Melissa Welch, M.D. has served as our Chief Medical Officer since 2019. Previously, she served as the Chief Medical Officer for the Center for Elders’ Independence from 2018 to 2019. Dr. Welch was also the Chief Operations Officer at the Institute on Aging from 2017 to 2018, and she was a Vice President at Blue Shield of California, a health plan provider, from 2013 to 2017. Dr. Welch earned a Bachelor of Science in Biological Science from University of California in Irvine, Masters of Public Health Epidemiology from University of California at Berkeley and a Doctor of Medicine from Harvard Medical School.
Jeb Bush will begin serving on our Board upon the completion of this offering. Mr. Bush served as the governor of Florida from 1999 to 2007. Mr. Bush is on the board of directors of Get Heal, Inc., an online healthcare services company. Mr. Bush earned a Bachelor of Arts from the University of Texas at Austin. We believe Mr. Bush’s experience with healthcare regulation and reimbursement, as well as his experience in state government, qualifies him to serve as a director of our Board.
Andrew Cavanna will begin serving on our Board upon the completion of this offering. Mr. Cavanna has served as a Partner at Apax on its healthcare team since 2017. Prior to joining Apax, Andrew spent eleven years at Vestar Capital Partners where he was a Managing Director and Co-Head of the Healthcare Sector. Mr. Cavanna currently serves on the board of directors of Kepro, a provider of care coordination and quality assurance services in the United States. Mr. Cavanna earned a Bachelor’s Degree from Cornell University and a Master of Business Administration from Columbia Business School. We believe Mr. Cavanna’s experience in finance and the healthcare industry qualifies him to serve as a director of our Board.
Caroline Dechert will begin serving on our Board upon the completion of this offering. Ms. Dechert joined WCAS in 2012 and currently serves as a Principal in the healthcare group. Prior to joining WCAS, Ms. Dechert worked in the Healthcare Investment Banking group at Morgan Stanley. Ms. Dechert earned a Bachelor of Arts degree from The University of North Carolina at Chapel Hill and a Master of Business Administration from Harvard Business School. We believe Ms. Dechert’s experience in finance and the healthcare industry qualifies her to serve as a director of our Board.
Ted Kennedy, Jr. will begin serving on our Board upon the completion of this offering. Mr. Kennedy is a Partner at Epstein Becker Green in the healthcare and life science practice, where he has practiced since 2014. From 2015 to 2019, Mr. Kennedy served as a State Senator in the Connecticut General Assembly, and in 2017, he was elected Chair of the Board of the American Association of People with Disabilities. Mr. Kennedy currently serves on the board of directors of Arvinas, Inc., a bio-pharmaceutical company. Mr. Kennedy earned a bachelor’s degree from Wesleyan University, a Master’s Degree in Environmental Studies from Yale University, and a Juris Doctor from the University of Connecticut. We believe Mr. Kennedy’s expertise in legal matters and experience in the healthcare industry qualifies him to serve as a director of our Board.
Pavithra Mahesh will begin serving on our Board upon the completion of this offering. Ms. Mahesh joined Apax in 2018 and is a Principal on its healthcare team. Prior to joining Apax, Ms. Mahesh was an investment professional at Goldman Sachs, where she focused on buyouts and growth equity investments in healthcare services and information technology. Ms. Mahesh earned a Bachelor’s Degree from Duke University and a Master of Business Administration from Harvard Business School. We believe Ms. Mahesh’s experience in finance and the healthcare industry qualifies her to serve as a director of our Board.
Thomas Scully will begin serving on our Board upon the completion of this offering. Mr. Scully joined WCAS in 2004 and currently serves as a General Partner in the healthcare group. Mr. Scully earned a Bachelor of Arts from the University of Virginia and a Juris Doctor from The Catholic University of America. Mr. Scully currently serves on the board of directors of CareSource Management Services Holding LLC, and is on the board of directors and compensation committee of Select Medical Corp. Among other posts, Mr. Scully served in the White House and Office of Management and Budget as Health Advisor to President George H.W. Bush from 1989 to 1993, and as the Administrator of CMS from 2001 to 2004 under President George W. Bush. We believe Mr. Scully’s expertise in legal and regulatory matters and experience serving on healthcare company boards qualifies him to serve as a director of our Board.
Marilyn Tavenner will begin serving on our Board upon the completion of this offering. Ms. Tavenner served as acting Administrator for the Centers for Medicare & Medicaid Services from 2011 to 2013, and she was Administrator from 2013 to 2015. From 2015 to 2018, Ms. Tavenner was President and Chief Executive Officer of America’s Health Insurance Plans, a national association representing insurers. Ms. Tavenner currently serves on the board of directors and audit committee of Select Medical. Ms. Tavenner earned a Bachelor of Science in nursing and a Master’s Degree in Health Administration from Virginia Commonwealth University. We believe Ms. Tavenner’s expertise in healthcare and experience working with CMS qualifies her to serve as a director of our Board.
Sean Traynor will begin serving on our Board upon the completion of this offering. Mr. Traynor joined WCAS in 1999 and currently serves as a General Partner in the healthcare group. Mr. Traynor earned a Bachelor of Science in Accounting at Villanova University and a Master of Business Administration from the Wharton School at University of Pennsylvania. Mr. Traynor currently serves on the board of directors and compensation committee of Amerisafe, Inc. We believe Mr. Traynor’s experience in finance and the healthcare industry qualifies him to serve as a director of our Board.
Richard Zoretic will begin serving on our Board upon the completion of this offering. Prior to his retirement in 2014, Mr. Zoretic served as Executive Vice President of WellPoint, Inc. and President of the company’s Government Business Division, a business encompassing WellPoint, Inc.’s Medicaid, Medicare, CareMore and Federal Employee Program businesses. Prior to joining WellPoint, Inc. Mr. Zoretic served as Chief Operating Officer of Amerigroup Corporation from 2007 to 2012, where he had overall responsibility for company operations including local health plans, medical management programs, provider networks, health care analytics, information technology and customer service operations. Mr. Zoretic earned a Bachelor of Science in Finance from Pennsylvania State University. Mr. Zoretic currently serves on the board of directors and the audit committee of Molina Healthcare. We believe Mr. Zoretic’s expertise in healthcare operations and finance and experience working with CMS qualifies him to serve as a director of our Board.
Family relationships
There are no family relationships between any of our executive officers, directors or director nominees.
Corporate governance
Board composition and director independence
Our business and affairs are managed under the direction of our Board. Following completion of this offering, our Board will be composed of ten directors. Thomas Scully will serve as the chairman of the Board. Our certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of our Board and, for so long as either of our Principal Shareholders holds at least 5% of the total outstanding voting power, only with consent of the Principal Shareholders. Our certificate of incorporation will also provide that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible. Subject to any earlier resignation or removal in accordance with the terms of our certificate of incorporation and bylaws, our Class I directors will be Maureen Hewitt, Andrew Cavanna, Thomas Scully and Marilyn Tavenner and will serve until the first annual meeting of shareholders following the completion of this offering, our Class II directors will be Caroline Dechert, Pavithra Mahesh and Richard Zoretic and will serve until the second annual meeting of shareholders following the completion of this offering and our Class III directors will be Jeb Bush, Edward Kennedy, Jr. and Sean Traynor and will serve until the third annual meeting of shareholders following the completion of this offering. Upon completion of this offering, we expect that each of our directors will serve in the classes as indicated above. This classification of our Board could have the effect of increasing the length of time necessary to change the composition of a majority of the Board. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the Board. In addition, our certificate of incorporation will provide that a director nominated by our Principal Shareholders may be removed with or without cause by our Principal Shareholders; provided, however, that at any time when our Principal Shareholders beneficially own, in the aggregate, less than 40% of our common stock then outstanding, all directors, including those nominated by our Principal Shareholders, may be removed only for cause upon the affirmative vote of at least 66 2∕3% of the voting power of our outstanding shares of stock entitled to vote thereon.
In addition, at any time when our Principal Shareholders have the right to designate at least one nominee for election to our Board, our Principal Shareholders will also have the right to have one of their nominated directors hold one seat on each Board committee, subject to satisfying any applicable stock exchange rules or regulations regarding the independence of Board committee members. The listing standards of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act.
Our Board has also determined that Mr. Bush, Mr. Kennedy, Ms. Tavenner and Mr. Zoretic meet the requirements to be independent directors. In making this determination, our Board considered the relationships that each such non-employee director has with the Company and all other facts and circumstances that our Board deemed relevant in determining their independence, including beneficial ownership of our common stock.
Controlled company status
After completion of this offering, our Principal Shareholders will continue to control a majority of our outstanding common stock. As a result, we will be a “controlled company.” Under Nasdaq rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:
•
we have a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;

•
we have a compensation committee that is composed entirely of independent directors; and

•
nominees to our Board are to be selected, or recommended for the Board’s selection, either by: (a) independent directors constituting a majority of the Board’s independent directors in a vote in which only independent directors participate; or (b) a nominations committee comprised solely of independent directors.

Following this offering, we intend to rely on this exemption. As a result, we may not have a majority of independent directors on our Board. In addition, our Compensation, Nominating and Governance Committee may not consist entirely of independent directors. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.
Board committees
Upon completion of this offering, our Board will have an Audit Committee, a Compensation, Nominating and Governance Committee and a Compliance Committee. The composition, duties and responsibilities of these committees are as set forth below. In the future, our Board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Board member	Audit Committee	Compensation, Nominating and Governance Committee	Compliance Committee
Maureen Hewitt
Jeb Bush*
Andrew Cavanna*		X(Chair)	X
Caroline Dechert*
Ted Kennedy, Jr.*		X
Pavithra Mahesh*
Thomas Scully*		X	X
Marilyn Tavenner*	X		X(Chair)
Sean Traynor*	X
Richard Zoretic*	X(Chair)
* Denotes director nominees
Audit Committee
Following this offering, our Audit Committee will be composed of Mr. Zoretic, Ms. Tavenner and Mr. Traynor, with Mr. Zoretic serving as chairman of the committee. We intend to comply with the audit committee requirements of the SEC and Nasdaq, which require that the Audit Committee be composed of at least one independent director at the closing of this offering, a majority of independent directors within 90 days following this offering and all independent directors within one year following this offering. We anticipate that, prior to the completion of this offering, our Board will determine that Mr. Zoretic and Ms. Tavenner meet the independence requirements of Rule 10A-3 under the Exchange Act and the applicable listing standards of Nasdaq. In addition, our Board will determine that Mr. Traynor and Mr. Zoretic are each an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose on Mr. Traynor any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our Board. The Audit Committee’s responsibilities upon completion of this offering will include:
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appointing, approving the compensation of, and assessing the qualifications, performance and independence of our independent registered public accounting firm;

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pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

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discussing the scope and results of the audits with our independent registered public accounting firm and reviewing, with management and that accounting firm, our interim and year-end operating results;

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reviewing our policies on risk assessment and risk management;

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reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

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reviewing the adequacy of our internal control over financial reporting;

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establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

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recommending, based upon the Audit Committee’s review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

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monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

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preparing the Audit Committee report required by the rules of the SEC to be included in our annual proxy statement;

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reviewing all related party transactions for potential conflict of interest situations and approving all such transactions; and

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reviewing and discussing with management and our independent registered public accounting firm our earnings releases and scripts.

Compensation, Nominating and Governance Committee
Following this offering, our Compensation, Nominating and Governance Committee will be composed of Mr. Cavanna, Mr. Kennedy, Jr. and Mr. Scully, with Mr. Cavanna serving as chairman of the committee. The Compensation, Nominating and Governance Committee’s responsibilities upon completion of this offering will include:
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annually reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

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evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and determining and approving the compensation of our Chief Executive Officer;

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reviewing and approving the compensation of our other executive officers;

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appointing, compensating and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the Compensation, Nominating and Governance Committee;

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conducting the independence assessment outlined in Nasdaq rules with respect to any compensation consultant, legal counsel or other advisor retained by the Compensation, Nominating and Governance Committee;

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annually reviewing and reassessing the adequacy of the committee charter in its compliance with the listing requirements of Nasdaq;

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reviewing and establishing our overall management compensation, philosophy and policy;

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overseeing and administering our compensation and similar plans;

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reviewing and making recommendations to our Board with respect to director compensation;

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reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K;

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developing and recommending to our Board criteria for board and committee membership;

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subject to the rights of the Principal Shareholders under the Director Nomination Agreement, identifying and recommending to our Board the persons to be nominated for election as directors and to each of our Board’s committees;

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developing and recommending to our Board best practices and corporate governance principles;

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developing and recommending to our Board a set of corporate governance guidelines; and

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reviewing and recommending to our Board the functions, duties and compositions of the committees of our Board.

Compliance Committee
Following this offering, our Compliance Committee will be composed of Ms. Tavenner, Mr. Cavanna and Mr. Scully, with Ms. Tavenner serving as chair of the committee. The Compliance Committee’s responsibilities upon completion of this offering will include:

•
identifying, reviewing and analyzing laws and regulations applicable to us;

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recommending to the Board, and monitoring the implementation of, compliance programs, policies and procedures that comply with local, state and federal laws, regulations and guidelines;

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reviewing significant compliance risk areas identified by management;

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discussing periodically with management the adequacy and effectiveness of policies and procedures to assess, monitor, and manage non-financial compliance business risk and compliance programs;

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monitoring compliance with, authorizing waivers of, investigating alleged breaches of and enforcing our non-financial compliance programs; and

•
reviewing our procedures for the receipt, retention and treatment of complaints received regarding non-financial compliance matters.

Compensation committee interlocks and insider participation
None of our executive officers currently serves, or in the past fiscal year has served, as a member of the Board or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation, Nominating and Governance Committee.
Code of business conduct and ethics
Prior to completion of this offering, we intend to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the closing of this offering, our code of business conduct and ethics will be available on our website. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website or in public filings.

EXECUTIVE COMPENSATION
Unless we state otherwise or the context otherwise requires, in this Executive Compensation section, the terms “InnovAge,” “we,” “us,” “our” and the “Company” refer to TCO Group Holdings, Inc., for the period up to this offering, and to InnovAge Holding Corp., for all periods following this offering.
This section discusses the material components of the executive compensation program for our Chief Executive Officer and our two other most highly compensated officers, whom we refer to as our “named executive officers.” For the fiscal year ended June 30, 2020 (“Fiscal 2020”), our named executive officers and their positions were as follows:
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Maureen Hewitt, President and Chief Executive Officer;

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Barbara Gutierrez, Chief Financial Officer; and

•
Gina DeBlassie, Chief Operations Officer—Central Region.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt in the future may differ materially from the currently planned programs summarized in this discussion.
Summary compensation table
Name and principal position	Year	Salary(1) ($)	Bonus(2) ($)	Option awards(3) ($)	Non-equity incentive plan compensation(4) ($)	Nonqualified deferred compensation earnings(5) ($)	All other compensation(6) ($)	Total ($)
Maureen Hewitt President and Chief Executive Officer	2020	820,615	352,306	—	430,000	13,663	30,147	1,646,731
Barbara Gutierrez Chief Financial Officer	2020	367,457	190,922	233,839	107,827	3,034	29,566	932,645
Gina DeBlassie Chief Operations Officer—Central Region	2020	333,041	140,922	233,839	94,103	5,513	29,475	836,893
(1) Amounts in this column reflect (i) the actual base salaries paid to our named executive officers for Fiscal 2020 ($720,999 for Ms. Hewitt, $359,422 for Ms. Gutierrez and $313,767 for Ms. DeBlassie) and (ii) the amounts paid to our named executive officers in Fiscal 2020 in lieu of accrued paid time off not taken ($99,615.71 for Ms. Hewitt, $8,035.16 for Ms. Gutierrez and $19,274.05 for Ms. DeBlassie).
(2) Amounts in this column reflect bonuses awarded to our named executive officers in connection with dividends paid by the Company in respect of its common stock ($352,306 for Ms. Hewitt and $140,922 for each of Mmes. Gutierrez and DeBlassie). For Ms. Gutierrez only, the amount in this column also reflects the discretionary component of her annual bonus (i.e., $50,000).
(3) Amounts in this column reflect the aggregate grant date fair value of the option grants, computed in accordance with FASB ASC Topic 718, made to Mmes. Gutierrez and DeBlassie on September 24, 2019. With respect to the performance-vesting options granted to Mmes. Gutierrez and DeBlassie, the amounts reported in this column assume that the highest level of performance conditions were achieved. Please see Note 13 of our audited financial statements for Fiscal 2020 for additional information regarding the assumptions used in calculating the grant date fair value of these option grants.
(4) Amounts in this column reflect annual bonuses paid in July 2020 in respect of Fiscal 2020 performance.
(5) Amounts in this column reflect above-market returns earned on our named executive officers’ account balances under the Deferred Compensation Plan (as defined and described below) during Fiscal 2020, which account balances are deemed invested in various Vanguard funds, all of which have varying rates of return. For each named executive officer, the amount above reflect the excess of (i) such named executive officer’s actual account earnings ($24,668.35 for Ms. Hewitt, $3,967.80 for Ms. Gutierrez and $10,016.64 for Ms. DeBlassie) over (ii) the amount that would have been earned on the named executive officer’s account balance at 120% of the applicable federal long-term rate as of July 1, 2019, with monthly compounding (i.e., 2.53%) ($11,005.35 for Ms. Hewitt, $934.12 for Ms. Gutierrez and $4,503.25 for Ms. DeBlassie).
(6) Amounts in this column represent (i) the life insurance premiums paid by the Company for each named executive officer’s benefit ($270.00 for each of Mmes. Hewitt, Gutierrez and DeBlassie), (ii) the amount of Company contributions made in respect of Fiscal 2020 to each named executive officer’s account under our (A) 401(k) plan ($5,600.12 for Ms. Hewitt, $5,164.36 for Ms. Gutierrez and $5,660.93 for Ms. DeBlassie) and (B) Deferred Compensation Plan ($21,500.00 for Ms. Hewitt, $23,556.99 for Ms. Gutierrez and $21,221.61 for Ms. DeBlassie) and (iii) Company-paid long-term care premiums ($2,777.28 for Ms. Hewitt, $574.56 for Ms. Gutierrez and $2,322.72 for Ms. DeBlassie).

Narrative disclosure to summary compensation table
(a)
Elements of compensation

The compensation of our named executive officers generally consists of base salary, annual cash bonus opportunities, long-term incentive compensation in the form of equity awards and other benefits, as described below.
(b)
Base salary

The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting her skill set, experience, role, responsibilities and contributions. As of the end of Fiscal 2020, our named executive officers were entitled to the following base salaries, and we did not make any changes to our named executive officers’ base salaries during Fiscal 2020.
Named executive officer	Base salary
Maureen Hewitt	$720,999
Barbara Gutierrez	$359,422
Gina DeBlassie	$313,767

(c)
Annual cash bonus opportunities

Each of our named executive officers was eligible to receive an annual cash incentive award for Fiscal 2020, based on achievement of pre-determined corporate and individual performance objectives, and subject to achievement of a minimum EBITDA threshold. The performance objectives included measurable objectives that would contribute to the Company’s strategic goals. The Fiscal 2020 bonuses were targeted at $430,000 for Ms. Hewitt and 30% of base salary for each of Mmes. Gutierrez and DeBlassie. Each of our named executive officers earned 100% of her target bonus for Fiscal 2020, due to the Company’s achievement of its EBITDA goal at 100% of target and each named executive officer’s achievement of her individual objectives, including certain quality and compliance goals. Ms. Gutierrez also received an additional discretionary bonus in the amount of $50,000 for her exceptional performance during Fiscal 2020.
(d)
Equity compensation

(i)   Options.   As of the end of Fiscal 2020, each of our named executive officers held options to purchase shares of our common stock, awarded under the TCO Group Holdings, Inc. 2016 Equity Incentive Plan (the “2016 Equity Incentive Plan”), and during Fiscal 2020, each of Mmes. Gutierrez and DeBlassie received additional option grants thereunder. The options were subject to a combination of time- and performance-vesting criteria, with the time-vesting options generally vesting 25% on the first anniversary of the grant date and in additional 12.5% installments at the end of each semi-annual period thereafter, such that all of the time-vesting options would have been fully vested as of the fourth anniversary of the grant date, and the performance-vesting options vesting only upon a Liquidity Event (as defined in the 2016 Equity Incentive Plan) and only if WCAS achieved a certain internal rate of return (“IRR”), with 33 1∕3% vesting at a 15% IRR, 100% vesting at a 20% IRR and a percentage vesting determined on a straight-line interpolation basis for IRR achievement greater than 15% but less than 20%.
In connection with Apax’s investment in the Company in July 2020, each named executive officer’s options were accelerated (to the extent then unvested), and each vested option was thereafter cancelled in exchange for a cash payment in an amount equal to the excess of (i) the per share consideration paid in the investment transaction, over (ii) the exercise price of the option.
(ii)   Profits Interests.   After the end of Fiscal 2020, following the consummation of Apax’s investment, our named executive officers received awards of Class B Units of our parent, TCO Group Holdings, L.P. (“TCO Group Holdings”), which are intended to be treated as “profits interests” for U.S. federal income tax purposes, pursuant to the TCO Group Holdings, L.P. Equity Incentive Plan (the “2020 Equity Incentive

Plan”). The Class B Units are subject to a combination of time- and performance-vesting criteria, with the time-vesting Class B Units vesting in equal 25% installments on each of the first four anniversaries of the grant date (subject to (A) pro-rata vesting upon a termination without Cause, due to death or Disability or for Good Reason (in each case, as defined in the 2020 Equity Incentive Plan) that occurs prior to the one-year anniversary of the vesting commencement date and (B) 100% acceleration upon a Change of Control (as defined in the 2020 Equity Incentive Plan)), and the performance-vesting Class B Units vesting based upon Apax’s achievement of certain multiple on invested capital and internal rate of return hurdles (including in connection with a Change of Control), with the performance-vesting Class B Units remaining eligible to vest for 120 days following a termination without Cause, due to death or Disability or for Good Reason that precedes the execution of a definitive agreement that ultimately results in a Change of Control. All of our named executive officers’ Class B Units are unvested, and consummation of this offering will not accelerate vesting of the Class B Units.
(e)
Other benefits

We currently provide broad-based welfare benefits that are available to all of our employees, including our named executive officers, and include health, dental, life, vision and short- and long-term disability insurance. We also offer long-term care insurance to our employees at the director level and above, and our named executive officers likewise receive this benefit.
In addition, we maintain, and the named executive officers participate in, a 401(k) plan, which is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis, and we match 50% of an employee’s contributions up to 4% of the employee’s eligible earnings. Employees’ pre-tax contributions and our matching contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participant’s directions.
We also maintain the InnovAge Deferred Compensation Plan (the “Deferred Compensation Plan”), which is a nonqualified deferred compensation plan subject to Section 409A of the Code. Pursuant to the Deferred Compensation Plan, an eligible employee may elect to defer up to 100% of his or her base salary and annual bonus award. All participant deferrals of compensation are 100% vested at all times, and plan assets are distributed upon the participant’s separation from service, either in a lump sum or over a 5-year period, as elected by the participant in a manner compliant with Section 409A of the Code. The Deferred Compensation Plan provides for a discretionary employer match up to a maximum of 5% of the participant’s base salary.

Outstanding equity awards at fiscal year end
The following table summarizes the outstanding option awards held by our named executive officers as of June 30, 2020. In connection with Apax’s investment in the Company in July 2020, each named executive officer’s options were cancelled in exchange for a cash payment as described above.
	Option awards(1)
Name	Grant date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options(#)	Option exercise price ($)	Option expiration date
Maureen Hewitt	6/1/2017(1)	24,558	—	—	1.40	6/1/2027
	6/1/2017(2)	—	—	24,588	0.65	6/1/2027
	5/13/2016(3)	3,721,591	—	—	1.00	5/13/2026
	5/13/2016(4)	—	—	3,721,591	0.43	5/13/2026
Barbara Gutierrez	9/24/2019(5)	103,332.38	34,444.12	137,776.5	1.97	9/24/2029
	6/1/2017(6)	3,668.50	1,229.50	—	1.40	6/1/2027
	6/1/2017(7)	—	—	4,918	0.65	6/1/2027
	5/17/2017(8)	558,238.50	186,079.50	—	1.40	5/17/2027
	5/17/2017(9)	—	—	744,318	0.65	5/17/2027
Gina DeBlassie	9/24/2019(10)	137,776.5	—	137,776.5	$1.97	9/24/2029
	6/1/2017(11)	4,918	—	—	1.40	6/1/2027
	6/1/2017(12)	—	—	4,918	0.65	6/1/2027
	5/13/2016(13)	744,318			1.00	5/13/2026
	5/13/2016(14)	—	—	744,318	0.43	5/13/2026
(1) Represents an award of 24,588 options, vesting 62.5% on May 13, 2017 and an additional 6.25% at the end of each semi-annual period thereafter, such that the options were fully vested as of May 13, 2020.
(2) Represents an award of 24,588 options, vesting only upon a Liquidity Event and only if WCAS achieved a certain IRR, with 33 1∕3% vesting at a 15% IRR, 100% vesting at a 20% IRR and a percentage vesting determined on a straight-line interpolation basis for IRR achievement greater than 15% but less than 20%.
(3) Represents an award of 3,721,591 options, vesting 62.5% on May 13, 2017 and an additional 6.25% at the end of each semi-annual period thereafter, such that the options were fully vested as of May 13, 2020.
(4) Represents an award of 3,721,591 options, vesting only upon a Liquidity Event and only if WCAS achieved a certain IRR, with 33 1∕3% vesting at a 15% IRR, 100% vesting at a 20% IRR and a percentage vesting determined on a straight-line interpolation basis for IRR achievement greater than 15% but less than 20%.
(5) Represents an award of 275,553 options, with 137,776.5 options subject to time-vesting and 137,776.5 options subject to performance-vesting. The time-vesting options vested 25% on May 15, 2018 and an additional 12.5% at the end of each semi-annual period thereafter, such that the options would have been fully vested on May 15, 2021. The performance-vesting options were eligible to vest only upon a Liquidity Event and only if WCAS achieved a certain IRR, with 33 1∕3% vesting at a 15% IRR, 100% vesting at a 20% IRR and a percentage vesting determined on a straight-line interpolation basis for IRR achievement greater than 15% but less than 20%.
(6) Represents an award of 4,918 options, vesting 25% on May 15, 2018 and an additional 12.5% at the end of each semi-annual period thereafter, such that the options would have been fully vested on May 15, 2021.
(7) Represents an award of 4,918 options, vesting only upon a Liquidity Event and only if WCAS achieved a certain IRR, with 33 1∕3% vesting at a 15% IRR, 100% vesting at a 20% IRR and a percentage vesting determined on a straight-line interpolation basis for IRR achievement greater than 15% but less than 20%.
(8) Represents an award of 744,318 options, vesting 25% on May 15, 2018 and an additional 12.5% at the end of each semi-annual period thereafter, such that the options would have been fully vested on May 15, 2021.
(9) Represents an award of 744,318 options, vesting only upon a Liquidity Event and only if WCAS achieved a certain IRR, with 33 1∕3% vesting at a 15% IRR, 100% vesting at a 20% IRR and a percentage vesting determined on a straight-line interpolation basis for IRR achievement greater than 15% but less than 20%.

(10) Represents an award of 275,553 options, with 137,776.5 options subject to time-vesting and 137,776.5 options subject to performance-vesting. The time-vesting options vested 25% on May 13, 2017 and an additional 12.5% at the end of each semi-annual period thereafter, such that the options were fully vested as of May 13, 2020. The performance-vesting options were eligible to vest only upon a Liquidity Event and only if WCAS achieved a certain IRR, with 33 1∕3% vesting at a 15% IRR, 100% vesting at a 20% IRR and a percentage vesting determined on a straight-line interpolation basis for IRR achievement greater than 15% but less than 20%.
(11) Represents an award of 4,918 options, vesting 25% on May 13, 2017 and an additional 12.5% at the end of each semi-annual period thereafter, such that the options were fully vested as of May 13, 2020.
(12) Represents an award of 4,918 options, vesting only upon a Liquidity Event and only if WCAS achieved a certain IRR, with 33 1∕3% vesting at a 15% IRR, 100% vesting at a 20% IRR and a percentage vesting determined on a straight-line interpolation basis for IRR achievement greater than 15% but less than 20%.
(13) Represents an award of 744,318 options, vesting 25% on May 13, 2017 and an additional 12.5% at the end of each semi-annual period thereafter, such that the options were fully vested as of May 13, 2020.
(14) Represents an award of 744,318 options, vesting only upon a Liquidity Event and only if WCAS achieved a certain IRR, with 33 1∕3% vesting at a 15% IRR, 100% vesting at a 20% IRR and a percentage vesting determined on a straight-line interpolation basis for IRR achievement greater than 15% but less than 20%.
Emerging growth company status
As an emerging growth company we will be exempt from certain requirements related to executive compensation, including the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.
Employment agreements
We are party to employment agreements with all of our named executive officers, which provide for at-will employment, subject to the severance entitlements described below, and set forth each named executive officer’s initial annual base salary and target annual bonus opportunity (with the rate of each for Fiscal 2020 set forth above), among other terms and conditions.
The employment agreements provide that, upon termination of a named executive officer’s employment by us for any reason other than for “cause,” or by the named executive officer for “good reason,” each as defined therein and summarized below, subject to the named executive officer’s execution, delivery and non-revocation of a general release of all claims in favor of the Company, the named executive officer is entitled to severance.
For Ms. Hewitt, severance consists of (i) 24 months of continued base salary payments, (ii) an amount equal to 1.5 times her target annual bonus, payable in equal installments over the 24-month post-termination period, (iii) a pro-rata annual bonus for the year of termination, based on actual performance through the termination date and payable at the time that annual bonuses for the applicable fiscal year are paid generally, and (iv) continued healthcare coverage under the Company’s plan, at the Company’s cost, for 24 months post-termination.
For Ms. Gutierrez, severance consists of (i) 12 months of continued base salary payments, (ii) an amount equal to 1.0 times her annual bonus for the last completed fiscal year, payable in equal installments over the 12-month post-termination period, and (iii) continued healthcare coverage under the Company’s plan, at the Company’s cost, for up to 12 months post-termination (terminable earlier if Ms. Gutierrez becomes employed by another company).
Ms. DeBlassie’s severance package is generally the same as Ms. Gutierrez’s but also includes a pro-rata annual bonus for the year of termination, based on actual performance through the termination date and payable at the time that annual bonuses for the applicable fiscal year are paid generally.
Under the employment agreements, “cause” generally means any of the named executive officer’s: (i) failure to perform her duties and responsibilities to the Company or any of its affiliates that are consistent with her title and authorities; (ii) material breach of any of the provisions of the employment agreement or any other written agreement between her and the Company or any of its affiliates, resulting in material harm to the Company or any of its affiliates; (iii) material breach of any fiduciary duty that she has to the Company or any of its affiliates; (iv) gross negligence, intentional misconduct or unethical or improper behavior resulting in material harm to the business, interests or reputation of the Company or any of its affiliates; (v) commission of a felony or other crime involving moral turpitude; or (vi) commission of conduct involving fraud, embezzlement, sexual harassment, material misappropriation of property or other substantial misconduct with respect to the Company or any of its affiliates.
Under Ms. Hewitt’s employment agreement, “good reason” generally means the occurrence of any of the following without her written consent: (i) a change in Ms. Hewitt’s title; (ii) a material diminution in the nature or scope of Ms. Hewitt’s duties, authority and/or responsibilities, or Ms. Hewitt no longer reporting directly to the Board of Directors of the Company; (iii) a requirement that Ms. Hewitt relocate to a location more than 50 miles from the location where Ms. Hewitt is then providing services; (iv) a reduction in Ms. Hewitt’s base salary or bonus opportunity; (v) the removal of Ms. Hewitt from the Board of Directors of the Company; or (vi) a material breach of any of the terms of the employment agreement or any other written agreement between the Company and Ms. Hewitt.
Under Ms. Gutierrez’s employment agreement, “good reason” generally means the occurrence of any of the following without her written consent: (i) a material diminution in the nature or scope of Ms. Gutierrez’s duties, authority and/or responsibilities; (ii) a requirement that Ms. Gutierrez relocate to a location more than 50 miles from the location where Ms. Gutierrez is then providing services; (iii) a reduction in Ms. Gutierrez’s base salary; or (iv) a material breach of the terms of the employment agreement or any other written agreement between the Company and Ms. Gutierrez.
Under Ms. DeBlassie’s employment agreement, “good reason” generally means the occurrence of any of the following without her written consent: (i) a change in Ms. DeBlassie’s title; (ii) a material diminution in the nature or scope of Ms. DeBlassie’s duties, authority and/or responsibilities, or Ms. DeBlassie no longer reporting directly to the Chief Executive Officer; (iii) a requirement that Ms. DeBlassie relocate to a location more than 50 miles from the location where Ms. DeBlassie is then providing services; (iv) a reduction in Ms. DeBlassie’s base salary or bonus opportunity; or (v) a material breach of the terms of the employment agreement or any other written agreement between the Company and Ms. DeBlassie.
Each named executive officer is subject to non-competition, non-interference, non-solicitation and non-hire covenants during employment and for 24 months (in the case of Ms. Hewitt) or 12 months (in the case of Mmes. Gutierrez and DeBlassie) thereafter, as well as perpetual confidentiality and assignment of inventions covenants.
2020 Equity incentive plan
As noted above, after the end of Fiscal 2020, following the consummation of Apax’s investment, our named executive officers received awards of Class B Units of our parent, TCO Group Holdings, L.P., pursuant to the 2020 Equity Incentive Plan, which are intended to be treated as “profits interests” for U.S. federal income tax purposes.
Share reserve
A maximum number of 16,162,176.84 Class B Units are available for grant under the 2020 Equity Incentive Plan (the “Class B Unit Pool”). For purposes the Class B Unit Pool, Class B Units are treated as outstanding under the 2020 Equity Incentive Plan on the date the award is granted, and Class B Units that are cancelled or forfeited for no consideration will revert to the Class B Unit Pool and again be available for grant.
Administration
The 2020 Equity Incentive Plan is administered by the Board of TCO Group Holdings, L.P. (the “Administrator”), The Administrator has the authority to administer and interpret the 2020 Equity Incentive

Plan, to determine individuals eligible for any grant of the Class B Units, to determiner, alter, amend, modify or waive the terms and conditions of any award of Class B Units and to prescribe the purchase price or Hurdle Amount (as defined in the 2020 Equity Incentive Plan) applicable to any award of Class B Units.
Eligibility
Employees of, and consultants, advisors and other service providers (including partners) to, TCO Group Holdings, L.P or any of its affiliates who, in the opinion of the Administrator, are in a position to make a significant contribution to the success of TCO Group Holdings, L.P are eligible to receive awards under the 2020 Equity Incentive Plan.
No additional awards will be granted under the 2020 Equity Incentive Plan.
Equity incentive compensation
Summary of the 2021 omnibus incentive plan (“2021 plan”)
Prior to the consummation of this offering, we anticipate that our Board will adopt, and our shareholders will approve, the 2021 Plan, pursuant to which employees, consultants and directors of our company and our affiliates performing services for us, including our executive officers, will be eligible to receive awards. We anticipate that the 2021 Plan will provide for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, bonus stock, dividend equivalents, other stock-based awards, substitute awards, annual incentive awards and performance awards intended to align the interests of participants with those of our shareholders. The following description of the 2021 Plan is based on the form we anticipate will be adopted, but as the 2021 Plan has not yet been adopted, the provisions remain subject to change. As a result, the following description is qualified in its entirety by reference to the final 2021 Plan once adopted, a copy of which in substantially final form will be filed as an exhibit to the registration statement of which this prospectus is a part.
Share reserve
In connection with its approval by the Board and adoption by our shareholders, we will reserve 14,700,000 shares of our common stock for issuance under the 2021 Plan. In addition, the following shares of our common stock will again be available for grant or issuance under the 2021 Plan:
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shares subject to awards granted under the 2021 Plan that are subsequently forfeited or cancelled;

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shares subject to awards granted under the 2021 Plan that otherwise terminate without shares being issued; and

•
shares surrendered, cancelled or exchanged for cash (but not shares surrendered to pay the exercise price or withholding taxes associated with the award).

Administration
The 2021 Plan will be administered by our Compensation, Nominating and Governance Committee. The Compensation, Nominating and Governance Committee has the authority to construe and interpret the 2021 Plan, grant awards and make all other determinations necessary or advisable for the administration of the 2021 Plan. Awards under the 2021 Plan may be made subject to “performance conditions” and other terms.
Eligibility
Our employees, consultants and directors, and employees, consultants and directors of our affiliates, will be eligible to receive awards under the 2021 Plan. The Compensation, Nominating and Governance Committee will determine who will receive awards, and the terms and conditions associated with such award.

Term
The 2021 Plan will terminate 10 years from the date our Board approves the plan, unless it is terminated earlier by our Board.
Award forms and limitations
The 2021 Plan authorizes the award of stock awards, performance awards and other cash-based awards. An aggregate of 14,700,000 shares will be available for issuance under awards granted pursuant to the 2021 Plan. For stock options that are intended to qualify as incentive stock options (“ISOs”) under Section 422 of the Code, the maximum number of shares subject to ISO awards shall be           .
Stock options
The 2021 Plan provides for the grant of ISOs only to our employees. Nonqualified options may be granted to our employees, directors and consultants. The exercise price of each option to purchase stock must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of ISOs granted to 10% or more shareholders must be at least equal to 110% of that value. Options granted under the 2021 Plan may be exercisable at such times and subject to such terms and conditions as the Compensation, Nominating and Governance Committee determines. The maximum term of options granted under the 2021 Plan is 10 years (five years in the case of ISOs granted to 10% or more shareholders).
Stock appreciation rights
Stock appreciation rights provide for a payment, or payments, in cash or common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price of the stock appreciation right. The exercise price must be at least equal to the fair market value of our common stock on the date the stock appreciation right is granted. Stock appreciation rights may vest based on time or achievement of performance conditions, as determined by the Compensation, Nominating and Governance Committee in its discretion.
Restricted stock
The Compensation, Nominating and Governance Committee may grant awards consisting of shares of our common stock subject to restrictions on sale and transfer. The price (if any) paid by a participant for a restricted stock award will be determined by the Compensation, Nominating and Governance Committee. Unless otherwise determined by the Compensation, Nominating and Governance Committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to or repurchased by us. The Compensation, Nominating and Governance Committee may condition the grant or vesting of shares of restricted stock on the achievement of performance conditions and/or the satisfaction of a time-based vesting schedule.
Performance awards
A performance award is an award that becomes payable upon the attainment of specific performance goals. A performance award may become payable in cash or in shares of our common stock. These awards are subject to forfeiture prior to settlement due to termination of a participant’s employment or failure to achieve the performance conditions.
Other cash-based awards
The Compensation, Nominating and Governance Committee may grant other cash-based awards to participants in amounts and on terms and conditions determined by them in their discretion. Cash-based awards may be granted subject to vesting conditions or awarded without being subject to conditions or restrictions.

Additional provisions
Awards granted under the 2021 Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or as determined by the Compensation, Nominating and Governance Committee. Unless otherwise restricted by our Compensation, Nominating and Governance Committee, awards that are non-ISOs or SARs may be exercised during the lifetime of the participant only by the participant, the participant’s guardian or legal representative or a family member of the participant who has acquired the non-ISOs or SARs by a permitted transfer. Awards that are ISOs may be exercised during the lifetime of the participant only by the participant or the participant’s guardian or legal representative.
In the event of a change of control (as defined in the 2021 Plan), the Compensation, Nominating and Governance Committee may, in its discretion, provide for any or all of the following actions: (i) awards may be continued, assumed or substituted with new rights, (ii) awards may be purchased for cash equal to the excess (if any) of the price per share of common stock paid in the change in control transaction over the aggregate exercise price of such awards, (iii) outstanding and unexercised stock options and stock appreciation rights may be terminated prior to the change in control (in which case holders of such unvested awards would be given notice and the opportunity to exercise such awards), or (iv) vesting or lapse of restrictions may be accelerated. All awards will be equitably adjusted in the case of the division of stock and similar transactions.
Director compensation
The following table presents the total compensation for each non-Principal Shareholder person who served as a non-employee member of our Board during Fiscal 2020. Representatives of our Principal Shareholders receive no compensation for service as directors and, consequently, are not included in this table. We also reimbursed our non-employee directors for their business expenses incurred in connection with their performance of services.
Name	Fees earned or paid in cash(1) ($)	Option awards(2) ($)	Total ($)
Ted Kennedy, Jr.	100,000	127,293	227,293
Marilyn Tavenner	100,000	127,293	227,293
Peter Thomas	40,000	84,862	124,862
(1) We paid meeting fees to the directors set forth in the table above for attending meetings of our Board, as follows: (i) $25,000 per meeting to each of Mr. Kennedy and Ms. Tavenner and (ii) $10,000 per meeting to Mr. Thomas. Mr. Thomas ceased serving on our Board on September 21, 2020.
(2) Amounts in this column reflect the aggregate grant date fair value of the option grants, computed in accordance with FASB ASC Topic 718, made to Messrs. Kennedy and Thomas and Ms. Tavenner on September 19, 2019. With respect to the performance-vesting options granted to Messrs. Kennedy and Thomas and Ms. Tavenner, the amounts reported in this column assume that the highest level of performance conditions were achieved. Please see Note 13 of our audited financial statements for Fiscal 2020 for additional information regarding the assumptions used in calculating the grant date fair value of these option grants.
The options generally have the same vesting terms as described above for our named executive officers. As of the end of Fiscal 2020, each of Mr. Kennedy and Ms. Tavenner held 150 options and Mr. Thomas held 100 options. In connection with Apax’s investment in the Company in July 2020, each director’s options were accelerated (to the extent then unvested), and each vested option was thereafter cancelled in exchange for a cash payment in an amount equal to the excess of (i) the per share consideration paid in the investment transaction, over (ii) the exercise price of the option.
Non-employee director compensation policy
We do not currently have a formal policy with respect to compensating our non-employee directors for service as directors. Following the completion of this offering, we will implement a formal policy pursuant to which our non-employee directors will be eligible to receive compensation for service on our Board and committees of our Board.

PRINCIPAL SHAREHOLDERS
The following table sets forth information about the beneficial ownership of our common stock as of March 3, 2021 and as adjusted to reflect the sale of the common stock in this offering, for
•
each person or group known to us who beneficially owns more than 5% of our common stock immediately prior to this offering;

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each of our directors and director nominees;

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each of our Named Executive Officers; and

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all of our directors, director nominees and executive officers as a group.

Each shareholder’s percentage ownership before the offering is based on common stock outstanding as of March 3, 2021. Each shareholder’s percentage ownership after the offering is based on common stock outstanding immediately after the completion of this offering. We have granted the underwriters an option to purchase up to 2,500,000 additional shares of common stock. Certain of our executive officers and directors hold equity interests in TCO Group Holdings, L.P. pursuant to its limited partnership agreement. The foregoing persons have neither a controlling interest in TCO Group Holdings, L.P. nor direct or indirect voting or dispositive power with respect to the common stock of Innovage Holding Corp. held of record by TCO Group Holdings, L.P.
Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all common stock shown as beneficially owned by the shareholder.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o InnovAge, 8950 E. Lowry Boulevard, Denver, Colorado 80230. Beneficial ownership representing less than 1% is denoted with an asterisk (*).
Shares beneficially owned after this offering
	Shares beneficially owned prior to this offering		No exercise of underwriters’ option		Full exercise of underwriters’ option
Name of beneficial owner	Number of Shares	Percentage	Number of Shares	Percentage	Number of Shares	Percentage
5% Stockholders:
TCO Group Holdings, L.P. (1)	116,520,612	100%	116,520,612	87%	116,520,612	86%
Directors, Director Nominees and Named Executive Officers:
Maureen Hewitt	—	—	—	—	—	—
Barbara Gutierrez	—	—	—	—	—	—
Gina DeBlassie	—	—	—	—	—	—
Jeb Bush	—	—	—	—	—	—
Andrew Cavanna	—	—	—	—	—	—
Caroline Dechert	—	—	—	—	—	—
Ted Kennedy, Jr.	—	—	—	—	—	—
Pavithra Mahesh	—	—	—	—	—	—
Thomas Scully	—	—	—	—	—	—
Marilyn Tavenner	—	—	—	—	—	—
Sean Traynor	—	—	—	—	—	—
Richard Zoretic	—	—	—	—	—	—
All executive officers, directors and directors nominees as a group (14 individuals)	—	—%	—	—%	—	—%
(1) Represents 116,520,612 shares of common stock held by TCO Group Holdings, L.P., which is the legal name of the investment vehicle of the Principal Shareholders and the other existing holders, including certain directors and members of management. Voting and dispositive power with respect to the common stock held by TCO Group Holdings, L.P. is exercised by a committee of limited partners (the “LP Board”), pursuant to a delegation of authority from its limited partners. The LP Board is to be comprised of up to seven persons with six persons currently serving, including Maureen Hewitt, our President and Chief Executive Officer, Caroline Dechert, Thomas Scully and Sean Traynor (the “WCAS Designees”) and Andrew Cavanna and Pavithra Mahesh (the “Apax Designees”). The LP Board exercises its voting and dispositive power by majority vote, so long as one WCAS Designee and one Apax Designee comprise the majority.
The limited partners of TCO Group Holdings, L.P. may control the voting and dispositive power with respect to the common stock if each of Ignite Aggregator LP (the “Apax Investor”) and Welsh, Carson, Anderson & Stowe XII, L.P. (“WCAS XII”), Welsh, Carson, Anderson & Stowe XII Delaware, L.P. (“WCAS XII-D”), Welsh, Carson, Anderson & Stowe XII Delaware II, L.P. (“WCAS XII-DII”), Welsh, Carson, Anderson & Stowe XII Cayman, L.P. (“WCAS XII-C”), WCAS XII Co-Investors LLC (“WCAS XII-Co”), WCAS Management Corporation and WCAS Co-Invest Holdco, L.P. (collectively, the “WCAS Investor”) consents to a change to the delegation of authority described above. The general partner of each of WCAS XII and WCAS XII-DII is WCAS XII Associates LLC (“WCAS XII Associates”). The general partner of each of WCAS XII-D and WCAS XII-C is WCAS XII Associates Cayman, L.P. The general partner of WCAS XII Associates Cayman, L.P. is WCAS XII Associates. The managing members of WCAS XII Associates is Thomas A. Scully, Sean Traynor, Anthony deNicola, D. Scott Mackesy, Brian Regan, Michael Donovan, Eric Lee, Christopher Hooper, Christopher Solomon, Edward Sobol, Gregory Lau, Frances Higgins, Nicholas O’Leary, Jonathan Rather and Ryan Harper (collectively, the “WCAS GP”). The general partner of WCAS Co-Invest Holdco, L.P. is WCAS Co-Invest Associates LLC. The managing members of each of WCAS XII-Co and WCAS Co-Invest Associates, LLC is the WCAS GP. Anthony deNicola, D. Scott Mackesy, Jonathan Rather, Brian Regan, Michael Donovan and Eric Lee (“WCAS Board”) comprise the board of directors of WCAS Management Corporation.
Ignite Aggregator LP, or the Apax Investor, is a Delaware limited partnership. Ignite GP, Inc., a Delaware corporation, serves as the general partner of Ignite Aggregator LP. Ignite Aggregator LP’s partnership interests are held by Apax X GP Co. Limited on behalf of Apax X EUR

LP, Apax X (Guernsey) USD AIV LP and Apax X USD LP (collectively, the “Apax X Fund”). Apax X GP Co. Limited, a company incorporated in Guernsey, acts as the investment manager and is responsible for the decision-making on behalf of the Apax X Fund. The directors of Apax X GP Co. Limited are Simon Cresswell, Andrew Guille, Martin Halusa, Paul Meader and David Staples.
Each of the foregoing entities and the individuals, as a result, and by virtue of the relationships described above, may be deemed to share beneficial ownership of the shares owned by TCO Group Holdings, L.P. Each of the foregoing entities and individuals disclaim beneficial ownership of the shares held of record by TCO Group Holdings, L.P. except to the extent of his, her or its pecuniary interest. The business address of TCO Group Holdings, L.P. is c/o Apax Partners, L.P., 601 Lexington Avenue, 53rd Floor, New York, New York, and its telephone number is (212) 753-6300, and c/o Welsh, Carson, Anderson and Stowe, 599 Lexington Avenue, Suite 1800, New York, New York 10022, and its telephone number is (212) 893-9500.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Policies for approval of related party transactions
Prior to completion of this offering, we intend to adopt a policy with respect to the review, approval and ratification of related party transactions. Under the policy, our Audit Committee is responsible for reviewing and approving related party transactions. In the course of its review and approval of related party transactions, our Audit Committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, our policy requires our Audit Committee to consider, among other factors it deems appropriate:
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the related party’s relationship to us and interest in the transaction;

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the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

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the impact on a director or director nominee’s independence in the event the related person is a director or an immediate family member of the director or director nominee;

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the benefits to us of the proposed transaction;

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if applicable, the availability of other sources of comparable products or services; and

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an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

The Audit Committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our shareholders, as the Audit Committee determines in good faith.
In addition, under our Code of Ethics, which will be adopted prior to the consummation of this offering, our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.
All of the transactions described below were entered into prior to the adoption of the Company’s written Related Party Transactions Policy (which policy will be adopted prior to the consummation of this offering), but all were approved by our Board considering similar factors to those described above.
Related party transactions
Other than compensation arrangements for our directors and Named Executive Officers, which are described in the sections of this prospectus titled “Management” and “Executive Compensation,” below we describe transactions since June 30, 2017 to which we were a participant or will be a participant, in which:
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the amounts involved exceeded or will exceed $120,000; and

•
any of our directors, executive officers, or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

PWD Loan
Pinewood Lodge, LLP (“PWD”), one of our variable interest entities in which we own a 0.01% partnership interest, develops, constructs, owns, maintains and operates certain apartment complexes intended for rental to low-income individuals aged 62 and over. Pursuant to the PWD Amended and Restated Agreement of Limited Partnership, our wholly-owned subsidiary Continental Community Housing, the general partner of PWD (the “General Partner”), helped fund operating deficits and shortfalls of PWD in the form of a loan (the “PWD Loan”). As of June 30, 2019 and 2020, $0.1 million and $0.6 million, respectively, was recorded in deposits and other, and the highest aggregate amount of principal outstanding under the

PWD Loan was $0.6 million in each of the respective years. The PWD Loan does not accrue interest. The General Partner is paid an administration fee of $35,000 per year.
InnovAge Sacramento management service agreement
InnovAge Sacramento is a joint venture with Adventist Health System/West and Eskaton Properties, Incorporated of which we own 60%. In accordance with the Management Service Agreement dated March 18, 2019, by and between InnovAge California PACE-Sacramento, LLC and our wholly-owned subsidiary Total Community Options, Inc., we are responsible for the daily operations of InnovAge Sacramento. As of June 30, 2020, we earned $0.1 million in management fee revenue which was recorded in other revenue, and had a related party receivable of $0.2 million which is recorded within in prepaid expenses and other. On March 18, 2019, in connection with entry into our management service agreement, we entered into a warrant agreement with Adventist Health System/West pursuant to which it was granted a warrant to purchase shares of our common stock. On February 9, 2021, we entered into an amendment to the existing warrant (as amended, the “Sacramento Warrant”), pursuant to which Adventist Health System/West has the right to purchase up to $15.0 million of our common at an exercise price equal to the initial public offering price. The warrant is exercisable for one year beginning on the date of the consummation of this offering. Assuming an initial public offering price of $20.50, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, there would be an additional 731,707 shares of our common stock outstanding. The warrants are subject to customary anti-dilution adjustments.
Director Nomination Agreement
In connection with this offering, we will enter into a Director Nomination Agreement with the Principal Shareholders that provides each the right to designate nominees for election to our Board. The Principal Shareholders may also assign their designation rights under the Director Nomination Agreement to an affiliate.
The Director Nomination Agreement will provide the Principal Shareholders the right to designate: (i) all of the nominees for election to our Board for so long as the Principal Shareholders collectively beneficially own at least 40% of the total number of shares of our common stock collectively beneficially owned by the Principal Shareholders upon completion of this offering (and the exercise of any option of the underwriters to purchase additional shares), as adjusted for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or similar changes in the Company's capitalization, or the Original Amount; (ii) 40% of the nominees for election to our Board for so long as the Principal Shareholders collectively beneficially own less than 40% but at least 30% of the Original Amount; (iii) 30% of the nominees for election to our Board for so long as the Principal Shareholders collectively beneficially own less than 30% but at least 20% of the Original Amount; (iv) 20% of the nominees for election to our Board for so long as the Principal Shareholders collectively beneficially own less than 20% but at least 10% of the Original Amount; and (v) one of the nominees for election to our Board for so long as the Principal Shareholders collectively beneficially own at least 5% of the Original Amount. In each case, the Principal Shareholders’ nominees must comply with applicable law and stock exchange rules. If the investment vehicle through which the Principal Shareholders hold their investment is dissolved after this offering, then each of Apax and WCAS will be permitted to nominate (i) up to three directors so long as it owns at least 25% of the Original Amount, (ii) up to two directors so long as it owns at least 15% of the Original Amount and (iii) one director so long as it owns at least 5% of the Original Amount.The Principal Shareholders will agree in the Director Nomination Agreement to vote any shares of our common stock and any other securities held by them in favor of the election to our Board of the directors so designated. At any time when the Principal Shareholders have the right to designate at least one nominee for election to our Board, the Principal Shareholders will also have the right to have one of their nominated directors hold one seat on each Board committee, subject to satisfying any applicable stock exchange rules or regulations regarding the independence of Board committee members. In addition, the Principal Shareholders shall be entitled to designate the replacement for any of their Board designees whose Board service terminates prior to the end of the director’s term regardless of the Principal Shareholders’ beneficial ownership at such time. The Director Nomination Agreement will also provide for certain consent rights for each of the Principal Shareholders so long as such stockholder owns at least 5% of the Original Amount, including for any increase to the size of our Board. Additionally, the Director Nomination Agreement will also prohibit us from increasing or decreasing the size of our Board without the prior written consent of the Principal Shareholders for so long as either of our Principal Shareholders holds at least 5% of the total outstanding voting power. This agreement will terminate at such time as the Principal Shareholders own less than 5% of our outstanding common stock.
Registration Rights Agreement
In connection with this offering, we intend to enter into a registration rights agreement with the Principal Shareholders. The Principal Shareholders will be entitled to request that we register the Principal Shareholders’ shares on a long-form or short-form registration statement on one or more occasions in the future, which registrations may in certain circumstances be “shelf registrations.” The Principal Shareholders will also be entitled to participate in certain of our registered offerings, subject to the restrictions in the registration rights agreement. We will pay certain of the Principal Shareholders’ expenses in connection with the Principal Shareholders’ exercise of these rights. The registration rights described in this paragraph apply to (i) shares of our common stock held by the Principal Shareholders and their affiliates and (ii) any of our capital stock (or that of our subsidiaries) issued or issuable with respect to the common stock described in clause (i) with respect to any dividend, distribution, recapitalization, reorganization, or certain other corporate transactions, or Registrable Securities as defined in the Registration Rights Agreement. These registration rights are also for the benefit of any subsequent holder of Registrable Securities; provided that any particular securities will cease to be Registrable Securities when they have been sold in a registered public offering, sold in compliance with Rule 144 of the Securities Act of 1933, as amended, or the Securities Act, or repurchased by us or our subsidiaries. In addition, with the consent of the Company and holders of a majority of Registrable Securities, any Registrable Securities held by a person other than the Principal Shareholders and their affiliates will cease to be Registrable Securities if they can be sold without limitation under Rule 144 of the Securities Act.
Indemnification of officers and directors
Upon completion of this offering, we intend to enter into indemnification agreements with each of our executive officers, directors and director nominees. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL. Additionally, we may enter into (i) indemnification agreements with any new directors or officers that may be broader in scope than the specific indemnification provisions contained in Delaware law and (ii) standard policies of insurance that provide coverage to (1) our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) us with respect to indemnification payments that we may make to such directors and officers.
Directed share program
At our request, the underwriters have reserved up to 833,333 shares of common stock, or 5% of the shares of common stock to be offered by this prospectus for sale, at the initial public offering price, through a directed share program.

DESCRIPTION OF CERTAIN INDEBTEDNESS
Set forth below is a summary of the terms of the agreement governing certain of our outstanding indebtedness. This summary is not a complete description of all of the terms of the agreement. The agreement setting forth the terms and conditions of certain of our outstanding indebtedness is filed as an exhibit to the registration statement of which this prospectus forms a part.
Existing senior secured credit facilities
On May 13, 2016, we entered into a credit agreement (together with all amendments thereto, the “Credit Agreement”) with Healthcare Financial Solutions, LLC, as administrative agent and collateral agent, providing for a $75.0 million Term Loan Facility and a $20 million Revolving Credit Facility. On June 22, 2018, we amended and restated the Credit Agreement to, among other amendments, increase the size of the Revolving Credit Facility to $25.0 million, extend the maturity of the Term Loan Facility from May 13, 2021 to May 13, 2022 and provide for a DDTL in an aggregate principal amount of $55.0 million. On May 2, 2019, we further amended and restated the Credit Agreement to, among other amendments, increase the size of the Term Loan Facility to $190.0 million, increase the size of the Revolving Credit Facility to $30.0 million and increase the size of DDTL to $45.0 million. We used a portion of the proceeds from the upsized Term Loan Facility, together with existing cash, to pay $66.1 million in dividends to our shareholders in an amount equal to $0.50 per share. The Credit Agreement was subsequently amended and restated on July 27, 2020 to account for an upsize of the Term Loan Facility to $300.0 million and of the Revolving Credit Facility to $40.0 million and to terminate the DDTL. We used a portion of the proceeds from the upsized Term Loan Facility, together with existing cash, in a total amount of $77.6 million to repurchase 16,095,819 shares of common stock and $74.6 million to cancel 16,994,975 options granted under the 2016 Plan, in connection with the termination of the 2016 Plan. As of December 31, 2020, we had $299.3 million outstanding under the Term Loan Facility and none outstanding under the Revolving Credit Facility.
In connection with this offering, we anticipate entering into the New Term Loan Facility, comprised of a $75.0 million 5-year term loan, and the New Revolver, comprised of a $100.0 million 5-year revolving credit facility. Together with proceeds from this offering and borrowings under the New Term Loan Facility, we expect to repay outstanding indebtedness under our existing Term Loan Facility and terminate the existing Credit Agreement. We expect to enter into the New Credit Facilities shortly after the closing of this offering; however, there can be no assurance that we will be able to enter into the New Credit Facilities on the terms described herein or at all.
Interest rates and fees
Borrowings under the Credit Facilities bear interest at a rate per annum, equal to an applicable margin, plus, at the Company’s option, an alternative base rate or Eurodollar rate. The applicable margin for borrowings under the Credit Facilities is (a) with respect to term loan borrowings, 5.5% for alternate base rate borrowings and 6.5% for Eurodollar borrowings and (b) with respect to revolving loans, 3.5% for alternate base rate borrowings and 4.5% for Eurodollar borrowings.
Additionally, the Company is required to pay the following fees pursuant to the terms of the Credit Facilities: (a) a commitment fee on the average daily unused portion of the revolving credit commitments of 0.5% per annum, (b) a customary administrative agent fee to the first lien administrative agent (c) a participation fee on the daily amount of letter of credit exposure of each letter of credit issued by each issuing bank at a rate equal to 5.0% and (d) a fronting fee which shall accrue at 0.125% on the actual daily amounts of the exposure determined in the prior subsection (c).
Voluntary prepayments
The Company may voluntarily prepay outstanding loans under the Credit Facilities, subject to certain notice, denomination and priority requirements. Any voluntary and certain mandatory prepayments of the

Term Loan Facility prior to July 27, 2021 will be subject to a 2.0% premium and any voluntary and certain mandatory prepayments of the Term Loan Facility on or after July 27, 2021 and prior to July 27, 2022 will be subject to a 1.0% premium.
Mandatory prepayments
The Credit Facilities requires the borrower to prepay, subject to certain exceptions, the term loan with Net Proceeds.
Final maturity and amortization
The Term Loan Facility will mature on July 27, 2026 and the Revolving Credit Facility will mature on July 27, 2025. The Term Loan Facility requires quarterly amortization payments equal to approximately 0.25% of the original principal amount. The Revolving Credit Facility does not amortize.
Guarantors
All obligations under the Credit Facilities are unconditionally guaranteed by substantially all of the Company’s existing and future direct and indirect wholly-owned domestic subsidiaries, other than certain excluded subsidiaries.
Security
All obligations under the Credit Facilities are secured, subject to permitted liens and other exceptions, by first-priority perfected security interests in substantially all of the Company’s and the guarantors’ assets.
Certain covenants, representations and warranties
The Credit Facilities contains customary representations and warranties, affirmative covenants, reporting obligations and negative covenants. The negative covenants restrict the Company and its subsidiaries’ ability, among other things, to (subject to certain exceptions set forth in the Credit Facilities):
•
incur additional indebtedness or other contingent obligations;

•
create liens;

•
make investments, acquisitions, loans and advances;

•
consolidate, merge, liquidate or dissolve;

•
sell, transfer or otherwise dispose of our assets;

•
pay dividends on our equity interests or make other payments in respect of capital stock; and

•
materially alter the business we conduct.

The Company believes that the negative covenants and exceptions contained in the Credit Facilities are appropriately tailored to its current and future business plans, and does not expect such covenants will significantly restrict its ability to execute its intended growth strategy, including potential acquisitions.
Financial covenant
Additionally, the Credit Facilities require that the Company maintain a maximum secured net leverage ratio, determined in accordance with the terms of the Credit Facilities, as of the last day of any fiscal quarter. In the event that we fail to comply with the financial covenant, direct or indirect equityholders of the Company have the option to acquire equity interests or make certain equity contributions to the borrower in order to cure any non-compliance with such covenant, subject to certain other conditions and limitations. As of June 30, 2020, we were in compliance with all of the covenants under the Credit Agreement.

Events of default
The lenders under the Credit Facilities are permitted to accelerate the loans and terminate commitments thereunder or exercise other remedies upon the occurrence of certain customary events of default, subject to certain grace periods and exceptions. These events of default include, among others, payment defaults, cross-defaults to certain material indebtedness, covenant defaults, material inaccuracy of representations and warranties, certain events of bankruptcy, material judgments, material defects with respect to lenders’ perfection on the collateral, invalidity of subordination provisions of the subordinated debt and changes of control, none of which is expected to be triggered by this offering.
New Credit Facilities
In connection with this offering, we anticipate entering into the New Term Loan Facility, comprised of a $75.0 million 5-year term loan, and the New Revolver, comprised of a $100.0 million 5-year revolving credit facility. Together with proceeds from this offering and borrowings under the New Term Loan Facility, we expect to repay outstanding indebtedness under our existing Term Loan Facility and terminate the existing Credit Agreement. We expect to enter into the New Credit Facilities shortly after the closing of this offering; however, there can be no assurance that we will be able to enter into the New Credit Facilities on the terms described herein or at all.
Interest rates and fees
Interest on our New Term Loan Facility and borrowings under our New Revolver are each expected to bear interest at a rate of LIBOR (or a similar index for foreign currency borrowings) plus a margin that ranges from 175 basis points to 200 basis points, with a LIBOR floor of 0%. The applicable margin in based on a pricing grid and is subject to reduction from the 200 basis point cap as leverage decreases.
Additionally, we will be required to pay the following fees pursuant to the terms of the New Credit Facilities: (a) a commitment fee on the average daily unused portion of the revolving credit commitments under the New Revolver of 0.35% per annum with one step down to 0.25% based on a pricing grid, (b) a customary administrative agent fee to the first lien administrative agent, (c) a participation fee on the daily amount of letter of credit exposure of each letter of credit issued by each issuing bank at a rate equal to the margin otherwise applicable to LIBOR rate loans and (d) a fronting fee which shall accrue at 0.125% on the actual daily amounts of the exposure determined in the prior subsection (c).
Voluntary prepayments
We will be able to voluntarily prepay outstanding loans under our New Credit Facilities, subject to certain notice, denomination and priority requirements.
Mandatory prepayments
The New Credit Facilities will require the borrower to prepay, subject to certain exceptions, the term loan with certain net proceeds, subject to certain exceptions.
Final maturity and amortization
The New Term Loan Facility and the New Revolver will mature on the five year anniversary of its consummation. The New Term Loan Facility requires quarterly amortization payments equal to approximately 1.25% of the original principal amount. The New Revolver does not amortize.
Guarantors
All obligations under the New Credit Facilities will be unconditionally guaranteed by substantially all of our existing and future direct and indirect wholly-owned domestic subsidiaries, other than certain excluded subsidiaries.

Security
All obligations under the New Credit Facilities will be secured, subject to permitted liens and other exceptions, by first-priority perfected security interests in substantially all of our and the guarantors’ assets.
Certain covenants, representations and warranties
The New Credit Facilities will contain customary representations and warranties, affirmative covenants, reporting obligations and negative covenants. The negative covenants will restrict us and our subsidiaries’ abilities among other things, to (subject to certain exceptions set forth in the New Credit Facilities):
•
incur additional indebtedness or other contingent obligations;

•
create liens;

•
make investments, acquisitions, loans and advances;

•
consolidate, merge, liquidate or dissolve;

•
sell, transfer or otherwise dispose of our assets;

•
pay dividends on our equity interests or make other payments in respect of capital stock; and

•
materially alter the business we conduct.

We believe the negative covenants and exceptions contained in the New Credit Facilities will be appropriately tailored to our current and future business plans, and we do not expect such covenants will significantly restrict our ability to execute our intended growth strategy, including potential acquisitions.
Financial covenant
The New Credit Facilities will require that we maintain a maximum secured net leverage ratio of 4.75 to 1.00, determined in accordance with the terms of the New Credit Facilities, as of the last day of any fiscal quarter. In the event that we fail to comply with the financial covenant, we will have the option to make certain equity contributions, directly or indirectly, to cure any non-compliance with such covenant, subject to certain other conditions and limitations.
Events of default
The lenders under the New Credit Facilities will be permitted to accelerate the loans and terminate commitments thereunder or exercise other remedies upon the occurrence of certain customary events of default, subject to certain grace periods and exceptions. These events of default will include, among others, payment defaults, cross-defaults to certain material indebtedness, covenant defaults, material inaccuracy of representations and warranties, certain events of bankruptcy, material judgments, material defects with respect to lenders’ perfection on the collateral, invalidity of subordination provisions of the subordinated debt and changes of control.

DESCRIPTION OF CAPITAL STOCK
General
Upon completion of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of undesignated preferred stock, par value $0.001 per share. As of December 31, 2020, we had 116,520,612 shares of common stock outstanding held by one shareholder of record and no shares of preferred stock outstanding. After consummation of this offering, we expect to have 133,187,279 shares of our common stock outstanding, assuming no exercise by the underwriters of their option to purchase additional shares. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws to be in effect at the closing of this offering, which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of the DGCL.
Common stock
Dividend rights.   Subject to preferences that may apply to shares of stock outstanding at the time, holders of outstanding shares of common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as our Board may determine from time to time.
Voting rights.   Each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of shareholders. Holders of shares of our common stock shall have no cumulative voting rights.
Preemptive rights.   Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.
Conversion or redemption rights.   Our common stock will be neither convertible nor redeemable.
Liquidation rights.   Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.
Preferred stock
Our Board may, without further action by our shareholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our Board, without shareholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock.
Sacramento warrant
On March 18, 2019, in connection with entry into our management service agreement, we entered into Sacramento Warrant. On February 9, 2021, we entered into an amendment to the Sacramento Warrant, pursuant to which Adventist Health System/West was granted the right to purchase up to $15.0 million of our common at an exercise price equal to the initial public offering price. The warrant is exercisable for one year beginning on the date of the consummation of this offering. Assuming an initial public offering price of $20.50, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, there would be an additional 731,707 shares of our common stock outstanding. The warrants are subject to customary anti-dilution adjustments.
Anti-takeover effects of our certificate of incorporation and our bylaws
Our certificate of incorporation, bylaws and the DGCL will contain provisions, which are summarized in the following paragraphs that are intended to enhance the likelihood of continuity and stability in the composition of our Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by shareholders.
These provisions include:
Classified board.   Our certificate of incorporation will provide that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board will be elected each year. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of our Board. Our certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our Board. Upon completion of this offering, we expect that our Board will have ten members.
Shareholder action by written consent.   Our certificate of incorporation will preclude shareholder action by written consent at any time when the Principal Shareholders beneficially own, in the aggregate, less than 35% in voting power of our outstanding common stock.
Special meetings of shareholders.   Our certificate of incorporation and bylaws will provide that, except as required by law, special meetings of our shareholders may be called at any time only by or at the direction of our Board or the chairman of our Board; provided, however, at any time when the Principal Shareholders beneficially own, in the aggregate, at least 35% in voting power of our outstanding common stock, special meetings of our shareholders shall also be called by our Board or the chairman of our Board at the request of the Principal Shareholders. Our bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.
Advance notice procedures.   Our bylaws establish advance-notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board or a committee of our board of directors, and provided, however, that at any time when the Principal Shareholders beneficially owns, in the aggregate, at least 5% in voting power of our outstanding common stock, such advance notice procedure will not apply to the Principal Shareholders. Shareholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. Although the bylaws will not give our Board the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company. These provisions do not apply to nominations by the Principal Shareholders pursuant to the Director Nomination Agreement. See “Certain Relations and Related Party Transactions—Director Nomination Agreement” for more details with respect to the Director Nomination Agreement.
Removal of directors; vacancies.   Our certificate of incorporation will provide that a director nominated by the Principal Shareholders may be removed with or without cause by the Principal Shareholders; provided, however, that at any time when the Principal Shareholders beneficially own, in the aggregate, less than 40% of our outstanding common stock, all directors, including those nominated by the Principal Shareholders, may only be removed for cause, and only by the affirmative vote of holders of at least 66 2∕3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. In addition, our certificate of incorporation will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on our Board that results from an increase in the number of directors and any vacancy occurring on our Board may only be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by the shareholders). At any time the Principal Shareholders own, in the aggregate, over 40% of the voting power of our common stock then outstanding, or either Principal Shareholders individually owns over 20% of the voting power of our common stock then outstanding, a majority of the Board, including at least one director nominated by Apax and one director nominated by WCAS, is required to constitute a quorum.
Supermajority approval requirements
Our certificate of incorporation and bylaws will provide that our Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a shareholder vote in any matter not inconsistent with the laws of the State of Delaware and our certificate of incorporation. At any time the Principal Shareholders beneficially own, in the aggregate, at least 50% of the voting power of our common stock then outstanding, a majority vote is required to amend, alter, rescind or repeal our bylaws. From and after the date on which the Principal Shareholders beneficially own less than 50% of our common stock then outstanding, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of the holders of at least 66 2∕3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.
The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.
Our certificate of incorporation will provide that, from and after the date on which the Principal Shareholders beneficially own less than 50% of our common stock then outstanding, the following provisions in our certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2∕3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class:
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the provision requiring a 66 2∕3% supermajority vote for shareholders to amend our bylaws;

•
the provisions providing for a classified board of directors (the election and term of our directors);

•
the provisions regarding resignation and removal of directors;

•
the provisions regarding entering into business combinations with interested shareholders;

•
the provisions regarding shareholder action by written consent;

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the provisions regarding calling special meetings of shareholders;

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the provisions regarding filling vacancies on our Board and newly created directorships;

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the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

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the amendment provision requiring that the above provisions be amended only with a 66 2∕3% supermajority vote.

In addition, the provision that deals with corporate opportunity may be amended only with an 80% supermajority vote. The combination of the classification of our Board, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing shareholders to replace our Board as well as for another party to obtain control of us by replacing our Board. Because our Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management.
Authorized but unissued shares.   Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval, subject to stock exchange rules. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.
Business combinations.   Upon completion of this offering, we will not be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested shareholder” for a three-year period following the time that the person becomes an interested shareholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested shareholder status, 15% or more of the corporation’s voting stock.
Under Section 203, a business combination between a corporation and an interested shareholder is prohibited unless it satisfies one of the following conditions: (1) before the shareholder became an interested shareholder, the board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder; (2) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (3) at or after the time the shareholder became an interested shareholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the shareholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested shareholder.
A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a shareholders’ amendment approved by at least a majority of the outstanding voting shares.
We will opt out of Section 203; however, our certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested shareholder” for a three-year period following the time that the shareholder became an interested shareholder, unless:
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prior to such time, our Board approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

•
upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•
at or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of at least 66 2∕3% of our outstanding voting stock that is not owned by the interested shareholder.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested shareholder” to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our Board because the shareholder approval requirement would be avoided if our Board approves either the business combination or the transaction which results in the shareholder becoming an interested shareholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.
Our certificate of incorporation will provide that the Principal Shareholders, and any of their direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested shareholders” for purposes of this provision.
Dissenters’ rights of appraisal and payment
Under the DGCL, with certain exceptions, our shareholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, shareholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Shareholders’ derivative actions
Under the DGCL, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such shareholder’s stock thereafter devolved by operation of law.
Forum selection
Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of fiduciary duty owed by, or other wrongdoing by, any our directors, officers, employees or agents to us or our stockholders, creditors or other constituents, or a claim of aiding and abetting any such breach of fiduciary duty, (iii) any action asserting a claim against the us or any of our directors or officers or other employees arising pursuant to any provision of the DGCL or our certificate of incorporation or our Bylaws (as either may be amended, restated, modified, supplemented or waived from time to time), (iv) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws, (v) any action asserting a claim against us or any of our directors or officers or other employees governed by the internal affairs doctrine or (vi) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. Our certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law or the Securities Act, as applicable, for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Alternatively, if a court were to find any of the forum selection provisions contained in our certificate of incorporation to be inapplicable or unenforceable, we may incur additional costs associated with having to litigate such action in other jurisdictions, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects and result in a diversion of the time and resources of our employees, management and board of directors.
Conflicts of interest
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or shareholders. Our certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of our officers, directors or shareholders or their respective affiliates, other than those officers, directors, shareholders or affiliates who are our or our subsidiaries’ employees. Our certificate of incorporation will provide that, to the fullest extent permitted by law, neither the Principal Shareholders or any director who is not employed by us (including any non-employee director who serves as one of our officers in both her or his director and officer capacities) or his or her affiliates will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that the Principal Shareholders or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, herself or himself or its or her or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our certificate of incorporation, we have sufficient financial resources to undertake the opportunity, and the opportunity would be in line with our business.
Limitations on liability and indemnification of officers and directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our shareholders, through shareholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.
Our bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.
The limitation of liability, indemnification and advancement provisions that will be included in our certificate of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Transfer agent and registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, NY 11219 and its phone number is (718) 921-8200.
Listing
Our common stock has been approved for listing on Nasdaq under the symbol “Innv.”

Shares eligible for future sale
Before this offering, there has been no public market for our common stock. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise capital through sales of our equity securities.
Upon the closing of this offering, based on the number of shares of our common stock outstanding as of December 31, 2020, we will have 133,187,279 outstanding shares of our common stock, assuming no exercise by the underwriters of their option to purchase additional shares and no exercise by the warrantholder of the Sacramento Warrant.
Of the 133,187,279 shares that will be outstanding immediately after the closing of this offering, we expect that the shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 of the Securities Act described below.
The remaining 116,520,612 shares of our common stock outstanding after this offering will be “restricted securities,” as that term is defined in Rule 144 of the Securities Act, and we expect that substantially all of these restricted securities will be subject to the lock-up agreements described below. These restricted securities may be sold in the public market only if the sale is registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 of the Securities Act, which are summarized below.
We intend to file with the SEC a registration statement on Form S-8 covering the shares of common stock reserved for issuance under our 2021 Plan. Such registration statement is expected to be filed and become effective as soon as practicable after completion of this offering. Upon effectiveness, the shares of common stock covered by this registration statement will generally be eligible for sale in the public market, subject to certain contractual and legal restrictions summarized below.
Lock-up agreements
We, each of our directors and executive officers and other holders owning all of our securities prior to this offering, have agreed that, without the prior written consent of (1) J.P. Morgan Securities LLC and (2) at least one of Barclays Capital Inc. and Goldman Sachs & Co. LLC on behalf of the underwriters, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days after the date of this prospectus. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting (Conflicts of Interest).”
Prior to the consummation of the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.
Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.
Registration rights agreement
In connection with this offering, we intend to enter into a registration rights agreement with the Principal Shareholders. The Principal Shareholders will be entitled to request that we register the Principal Shareholders'

shares on a long-form or short-form registration statement on one or more occasions in the future, which registrations may be “shelf registrations.” The Principal Shareholders will also be entitled to participate in certain of our registered offerings, subject to the restrictions in the registration rights agreement. We will pay the Principal Shareholders’ expenses in connection with the Principal Shareholders’ exercise of these rights. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” These shares will represent approximately 87% of our outstanding common stock after this offering, or 86% if the underwriters exercise their option to purchase additional shares in full.
Rule 144
In general, under Rule 144, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, any person who is not our affiliate, who was not our affiliate at any time during the preceding three months and who has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us and subject to applicable lock-up restrictions. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
Beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act and subject to applicable lock-up restrictions, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of: (1) 1% of the number of shares of our common stock outstanding, which will equal approximately shares immediately after this offering; and (2) the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.
Rule 701
In general, under Rule 701, any of our employees, directors or officers who acquired shares from us in connection with a compensatory stock or option plan or other compensatory written agreement before the effective date of this offering are, subject to applicable lock-up restrictions, eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate and was not our affiliate at any time during the preceding three months, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with the holding period requirements under Rule 144, but subject to the other Rule 144 restrictions described above.
Equity incentive plans
Following this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock that are subject to outstanding options and other awards issuable pursuant to our 2021 Plan. Shares covered by such registration statement will be available for sale in the open market following its effective date, subject to certain Rule 144 limitations applicable to affiliates and the terms of lock-up agreements applicable to those shares.

Material U.S. federal income tax consequences to non-u.s. holders
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects to such holders. This discussion is based on the Code, Treasury regulations promulgated thereunder (the “Treasury Regulations”), judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case as in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to those discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.
This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code. This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances or the effects of other U.S. federal tax laws, such as estate and gift tax laws, the Medicare Tax on net investment income, or any applicable state, local or non-U.S. tax law. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special treatment under U.S. federal income tax laws, including, without limitation:
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former citizens or long-term residents of the United States;

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persons subject to the alternative minimum tax;

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persons holding our common stock as part of a straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

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banks, insurance companies and other financial institutions;

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real estate investment trusts or regulated investment companies;

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brokers, dealers or traders in securities or currencies;

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“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

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partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

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tax-exempt organizations or governmental organizations;

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persons deemed to sell our common stock under the constructive sale provisions of the Code;

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persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

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persons that own, or are deemed to own, more than five percent of our common stock (except to the extent specifically set forth below);

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“qualified foreign pension funds” (within the meaning of Section 897(1)(2) of the Code) and entities all of the interests of which are held by qualified foreign pension funds; and

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tax-qualified retirement plans.

If any partnership (or entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and partners in such partnerships should consult their tax advisors regarding the purchase, ownership and disposition of shares of our common stock.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSIDERATIONS RELATED TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSIDERATIONS RELATED TO THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS. THE MEDICARE TAX ON NET INVESTMENT INCOME OR UNDER THE APPLICABLE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING AUTHORITY OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “United States person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A United States person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
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an individual who is a citizen or resident of the United States;

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a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof, or the District of Columbia;

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an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

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a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) with the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions
As described in the section entitled “Dividend Policy,” we do not anticipate paying cash dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a non-taxable return of capital up to (and will reduce, but not below zero) a Non-U.S. Holder’s adjusted tax basis in its common stock. Any excess amounts will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”
Subject to the discussions below on effectively connected income, backup withholding, and the Foreign Account Tax Compliance Act, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes to the applicable withholding agent prior to the payment of dividends a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower income tax treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected dividends. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Other Taxable Disposition
Subject to the discussions below on backup withholding and the Foreign Account Tax Compliance Act, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:
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the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

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the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

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our common stock constitutes a U.S. real property interest (a “USRPI”) by reason of our status as a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of (1) the five-year period preceding the Non-U.S. Holder’s disposition of our common stock and (2) the Non-U.S. Holder’s holding period for our common stock.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected gain.
A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may generally be offset by capital losses of the Non-U.S. Holder allocable to U.S. sources (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded on an established securities market,” as defined by applicable Treasury Regulations, during the calendar year in which the disposition occurs and such Non-U.S. Holder owned, actually and constructively, five percent or less of our common stock throughout the shorter of (1) the five-year period ending on the date of the sale or other taxable disposition or (2) the Non-U.S. Holder’s holding period for our common stock. If we were to become a USRPHC and our common stock were not considered to be “regularly traded on an established securities market” during the calendar year in which the relevant disposition by a Non-U.S. Holder occurs, such Non-U.S. Holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a sale or other taxable disposition of our common stock and a 15% withholding tax would apply to the gross proceeds from such disposition.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our common stock generally will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, and the applicable withholding agent does not have actual knowledge or reason to know that the Non-U.S. Holder is a United States person, or the Non-U.S. Holder otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain United States-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a United States person, or the Non-U.S. Holder otherwise establishes an exemption. If a Non-U.S. Holder does not provide the certification described above or establish an applicable exemption, or the applicable withholding agent has actual knowledge or reason to know that such Non-U.S. Holder is a United States person, payments of dividends or of proceeds of the sale or other taxable disposition of our common stock may be subject to backup withholding at a rate currently equal to 24% of the gross proceeds of such dividend, sale, or taxable disposition. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Foreign Account Tax Compliance Act
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (in the future) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) in the case of a foreign financial institution, certain diligence and reporting obligations are undertaken, (2) in the case of a non-financial foreign entity, the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each of its direct and indirect substantial United States owners, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. However, on December 13, 2018, the U.S. Department of the Treasury released proposed regulations which, if finalized in their present form, would eliminate FATCA withholding on the gross proceeds from a sale or other disposition of our common stock. The preamble to these proposed regulations indicates that taxpayers may rely on them pending their finalization.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING (Conflicts of interest)
We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Barclays Capital Inc., Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. are acting as book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:
Name	Number of shares
J.P. Morgan Securities LLC
Barclays Capital Inc.
Goldman Sachs & Co. LLC
Citigroup Global Markets Inc.
Robert W. Baird & Co. Incorporated
William Blair & Company, L.L.C.
Piper Sandler & Co.
Capital One Securities, Inc.
Loop Capital Markets LLC
Siebert Williams Shank & Co., LLC
Roberts & Ryan Investments, Inc.
Total	16,666,667
The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $       per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $       per share from the initial public offering price. After the initial offering of the shares to the public, if all of the shares of common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.
The underwriters have an option to buy up to 2,500,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
The underwriting fee is equal to the public offering price per share of common stock less the amount paid per share of common stock by the underwriters to us. The underwriting fee is $       per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without exercise of option to purchase additional shares	With full exercise of option to purchase additional shares
Per Share	$	$
Total	$	$
We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $6.2 million. We have agreed to reimburse the underwriters for certain expenses up to $35 thousand, including expenses related to clearance of this offering with FINRA.
A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
We have agreed that we will not, subject to certain exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of (1) J.P. Morgan Securities LLC and (2) at least one of Barclays Capital Inc. and Goldman Sachs & Co. LLC (together with J.P. Morgan Securities, the “authorized representatives”) for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.
The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the shares of common stock to be sold in this offering; (ii) the issuance of shares of common stock or securities convertible into or exercisable for shares of common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of RSUs (including net settlement), in each case outstanding on the date of this prospectus; (iii) grants of stock options, stock awards, restricted stock, RSUs or other equity awards and the issuance of shares of common stock or securities convertible into or exercisable or exchangeable for shares of common stock (whether upon the exercise of stock options or otherwise) to the Company’s employees, officers, directors, advisors or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described herein, provided that such recipients enter into a lock-up agreement with the underwriters described below; (iv) the issuance of up to 10% of the shares of common stock issued and outstanding immediately following the consummation of this offering, in acquisitions or other similar strategic transactions, provided that such recipients enter into a lock-up agreement with the underwriters described below; and (v) the filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of this prospectus and described herein or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.
Our directors, executive officers and the holder of our securities prior to this offering (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with certain exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of the authorized representatives (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.
The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including the following:
(i)   transfers as a bona fide gift or gifts, or for bona fide estate planning purposes;
(ii)   transfers to any immediate family member of the lock-up party;
(iii)   transfers by will, other testamentary document or intestacy;
(iv)   transfers to any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party, or if the lock-up party is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;
(v)   transfers to a corporation, partnership, limited liability company, trust or other entity of which the lock-up party, or the immediate family of the lock-up party, are the legal and beneficial owner of all of the outstanding equity securities or similar interests;
(vi)   transfers to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under (i) through (v) above;
(vii)   if the lock-up party is a corporation, partnership, limited liability company, trust or other business entity, transfers (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or affiliates of the lock-up party, or (B) as part of a distribution to members, shareholders, partners or other equityholders of the lock-up party;
(viii)   transfers by operation of law, or pursuant to an order of court;
(ix)   transfers to the Company from an employee of the Company upon death, disability or termination of employment, in each case, of such employee;
(x)   as part of a transfer or disposition of the lock-up party's lock-up securities acquired in open market transactions after the closing of this offering;

(xi)   transfers to the Company in connection with the vesting, settlement, or exercise of restricted stock units, options, warrants or other rights to purchase shares of common stock (including, in each case, by way of “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments due as a result of the vesting, settlement, or exercise of such restricted stock units, options, warrants or rights, provided that any such shares of common stock received upon such exercise, vesting or settlement is subject to the terms of the lock-up agreement, and provided further that any such restricted stock units, options, warrants or rights are held by the lock-up party pursuant to an agreement or equity awards granted under a stock incentive plan or other equity award plan described in this prospectus;
(xii)   transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by the Board and made to all holders of the Company’s capital stock involving a change of control of the Company, provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the lock-up party’s lock-up securities remains subject to the provisions of the lock-up agreement;
provided that:
(A)   in the case of any transfer or distribution pursuant to (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii) above, such transfer does not involve a disposition for value and each donee, devisee, transferee or distributee executes and delivers to the representatives a lock-up agreement, provided that with respect to any related series of transfers or distributions to transferees or distributees otherwise permitted under (iv), (v) and (vii) above that are deemed to occur simultaneously, only the ultimate transferee or distributee in such series is required to execute and deliver such lock-up agreement (provided that, in each case, the same number or amount of lock-up securities so transferred by the initial transferor remains subject to such lock-up agreement after giving effect such simultaneous transfers or distributions);
(B)   in the case of any transfer or distribution pursuant to (i), (ii), (iii), (iv), (v), (vi), and (x) above, no filing by any party under the Exchange Act, or other public announcement is required or is made voluntarily in connection with such transfer or distribution during the restricted period in connection with such transfer; and
(C)   in the case of any transfer or distribution pursuant to (viii), (ix) and (xi) above, it is a condition to such transfer that no public filing, report or announcement is voluntarily made, and if any filing under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of common stock in connection with such transfer or distribution is legally required during the restricted period, such filing, report or announcement clearly indicates in the footnotes thereto the nature and conditions of such transfer.
The authorized representatives, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.
Subject to certain customary limitations, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
Our common stock has been approved for listing on Nasdaq under the symbol “INNV.”
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions in the over-the-counter market or otherwise.
Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:
•
the information set forth in this prospectus and otherwise available to the representatives;

•
our prospects and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
our prospects for future earnings;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. Certain affiliates of Capital One Securities, Inc. hold approximately $190.5 million of the aggregate principal amount of the borrowings under the existing Term Loan Facility, which will be repaid and terminated in connection with this offering. See “Use of proceeds.” Certain of the underwriters and/or certain of their affiliates will become lenders, and/or act as agents or arrangers, under the New Credit Facilities. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.
Conflicts of interest
Affiliates of Capital One Securities, Inc. hold approximately $190.5 million of the aggregate principal amount of the borrowings under the existing Term Loan Facility, which will be repaid and terminated in connection with this offering. As a result, affiliates of Capital One Securities, Inc. will receive approximately 60% of the net proceeds of this offering, assuming an initial public offering price of $20.50 per share. which is the midpoint of the estimated price range set forth on the cover page of this prospectus. See “Use of Proceeds.” Accordingly, Capital One Securities, Inc. is deemed to have a conflict of interest within the meaning of FINRA Rule 5121. Therefore, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of Rule 5121. Pursuant to FINRA Rule 5121, Capital One Securities, Inc. will not confirm sales of our common stock to any account over which it exercises discretionary authority without the prior written approval of the customer. For more information, see “Underwriting (Conflicts of Interest).”
Directed share program
At our request, the underwriters have reserved up to 833,333 shares of common stock, or 5% of the shares of common stock to be offered by this prospectus for sale, at the initial public offering price, through a directed share program. Shares purchased through the directed share program will not be subject to a lock-up restriction, except in the case of shares purchased by any of our directors or officers. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. The underwriters will receive the same discount from such reserved shares as they will from other shares of our common stock sold to the public in this offering. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the reserved shares.
Selling restrictions
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Notice to prospective investors in the European Economic Area and the United Kingdom
In relation to each Relevant State, no shares have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the common shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that it may make an offer to the public in that Relevant State of any common shares at any time under the following exemptions under the Prospectus Regulation:
1. to any legal entity which is a qualified investor as defined in the Prospectus Regulation;
2. to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
3. in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of common shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any of our common shares in any Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”) means the communication in any form and by any means of sufficient information on the terms of the offer and any of our common shares to be offered so as to enable an investor to decide to purchase any of our common shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to prospective investors in the United Kingdom
Each underwriter has represented and agreed that:
1. it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of our common shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and
2. it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our common shares in, from or otherwise involving the United Kingdom.
Notice to prospective investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to prospective investors in Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Notice to prospective investors in the Dubai International Financial Centre (“DIFC”)
This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.
In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.
Notice to prospective investors in the United Arab Emirates
The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.
Notice to prospective investors in Australia
This prospectus:
•
does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•
has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Notice to prospective investors in Japan
The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Notice to prospective investors in Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Notice to prospective investors in Singapore
Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of Notes, the Company has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Each representative has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each representative has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than (a) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (b) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
(i) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(ii) where no consideration is or will be given for the transfer;
(iii) where the transfer is by operation of law;
(iv) as specified in Section 276(7) of the SFA; or
(v) as specified in Regulation 37 of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.
Notice to prospective investors in Bermuda
Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.
Notice to prospective investors in Saudi Arabia
This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Notice to prospective investors in the British Virgin Islands
The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.
Notice to prospective investors in China
This prospectus will not be circulated or distributed in the People’s Republic of China (the “PRC”) and the shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.
Notice to prospective investors in Korea
The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The shares have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.
Notice to prospective investors in Malaysia
No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding 12 months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding 12 months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.
Notice to prospective investors in Taiwan
The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.
Notice to prospective investors in South Africa
Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) is being made in connection with the issue of the shares in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:
Section 96 (1) (a)
The offer, transfer, sale, renunciation or delivery is to:
(i) persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;
(ii) the South African Public Investment Corporation;
(iii) persons or entities regulated by the Reserve Bank of South Africa;
(iv) authorised financial service providers under South African law;
(v) financial institutions recognised as such under South African law;
(vi) a wholly owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or
(vii) any combination of the person in (i) to (vi); or
Section 96 (1) (b)
The total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.
Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

LEGAL MATTERS
The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of limited partnerships that are investors in one or more investment funds affiliated with Apax and WCAS. Kirkland & Ellis LLP represents entities affiliated with Apax and WCAS in connection with legal matters. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.
EXPERTS
The financial statements as of June 30, 2020 and 2019, and for each of the two years in the period ended June 30, 2020, included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register our common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement and the attached exhibits. You will find additional information about us and our common stock in the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents.
The SEC maintains a website that contains reports, proxy statements and other information about companies like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC’s website is an inactive textual reference only and is not a hyperlink.
Upon the effectiveness of the registration statement, we will be subject to the reporting, proxy and information requirements of the Exchange Act, and will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available on the website of the SEC referred to above, as well as on our website, https://www.innovage.com. This reference to our website is an inactive textual reference only and is not a hyperlink. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our common stock. We will furnish our shareholders with annual reports containing audited financial statements and quarterly reports containing unaudited interim financial statements for each of the first three quarters of each fiscal year.

Index to consolidated financial statements
InnovAge Holding Corp. (formerly known as TCO Group Holdings, Inc.)

TCO Group Holdings, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(Unaudited)
(in thousands, except shares and per share values)
Assets	December 31, 2020	June 30, 2020
Current Assets
Cash and cash equivalents	$77,321	$112,904
Restricted cash	1,672	1,661
Accounts receivable, net of allowance ($7,154 — December 31, 2020 and $6,384 — June 30, 2020)	39,429	46,312
Prepaid expenses and other	4,696	4,311
Income tax receivable	5	1,743
Total current assets	123,123	166,931
Noncurrent Assets
Property and equipment, net	110,732	102,494
Investments	2,645	2,645
Deposits and other	3,318	3,003
Equity method investments	11,903	13,245
Goodwill	116,139	116,139
Other intangible assets, net	6,847	5,177
Total noncurrent assets	251,584	242,703
Total assets	$374,707	$409,634
Liabilities and Stockholders’ Equity/(Deficit)
Current Liabilities
Accounts payable and accrued expenses	$29,449	$28,875
Reported and estimated claims	36,495	30,291
Due to Medicaid and Medicare	20,637	12,244
Current portion of long-term debt	3,039	1,938
Current portion of capital lease obligations	2,066	1,496
Contingent consideration	778	1,789
Total current liabilities	92,464	76,633
Noncurrent Liabilities
Deferred tax liability, net	15,366	9,282
Capital lease obligations	5,970	4,091
Other non-current liabilities	2,091	1,446
Long-term debt, net of debt issuance costs	290,105	210,432
Total liabilities	405,996	301,884
Commitments and Contingencies (See Note 10)
Stockholders’ Equity/(Deficit)
Common stock, $0.001 par value, 149,847,157 authorized; 132,718,461 issued shares	133	133
Additional paid-in capital	24,552	36,338
Retained earnings	15,330	64,737
Less: Treasury stock (16,197,849 and 102,030 shares of common stock at $4.80 and $1.89 per share as of December 31, 2020 and June 30, 2020, respectively)	(77,796)	(193)
Total TCO Group	(37,781)	101,015
Noncontrolling interests	6,492	6,735
Total stockholders’ equity/(deficit)	(31,289)	107,750
Total liabilities and stockholders’ equity/(deficit)	$374,707	$409,634
See Notes to Consolidated Financial Statements

TCO Group Holdings, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(Unaudited)
(in thousands, except shares and per share values)
	Six-Months Ended
	December 31, 2020	December 31, 2019
Revenues
Capitation revenue	$308,459	$268,550
Other service revenue	1,418	1,380
Total revenues	309,877	269,930
Expenses
External provider costs	148,826	133,365
Cost of care, excluding depreciation and amortization	76,357	75,180
Sales and marketing	8,743	9,777
Corporate, general and administrative	87,306	28,389
Depreciation and amortization	5,951	5,541
Equity loss	1,342	40
Other operating income	(1,011)	(150)
Total expenses	327,514	252,142
Operating Income (Loss)	(17,637)	17,788
Other Income (Expense)
Interest expense, net	(12,186)	(8,926)
Loss on extinguishment of debt	(991)	—
Other income (expense)	44	(978)
Total other expense	(13,133)	(9,904)
Income (Loss) Before Income Taxes	(30,770)	7,884
Provision for Income Taxes	9,423	2,087
Net Income (Loss)	(40,193)	5,797
Less: net loss attributable to noncontrolling interests	(243)	(246)
Net Income (Loss) Attributable to TCO Group	$(39,950)	$6,043
Weighted-average number of common shares outstanding – basic	118,795,021	132,616,431
Weighted-average number of common shares outstanding – diluted	118,795,021	133,174,001
Net income (loss) per share – basic	$(0.34)	$0.05
Net income (loss) per share – diluted	$(0.34)	$0.05

See Notes to Consolidated Financial Statements

TCO Group Holdings, Inc. and Subsidiaries
Condensed Consolidated Statements of Stockholders’ Equity/(Deficit)
(Unaudited)
(in thousands, except shares and share amounts)
	For the Six Months Ended December 31, 2020
	Capital Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock		Noncontrolling Interests
	Shares	Amount			Shares	Amount		Total
Balances, June 30, 2020	132,718,461	$133	$36,338	$64,737	102,030	$(193)	$6,735	$107,750
Treasury stock transaction	—	—	—	—	16,095,819	(77,603)	—	(77,603)
Owner distribution	—	—	—	(9,457)	—	—	—	(9,457)
Time based awards- option cancelation	—	—	(32,358)	—	—	—	—	(32,358)
Stock-based compensation	—	—	572	—	—	—	—	572
Owner contribution	—	—	20,000	—	—	—	—	20,000
Net income (loss)	—	—	—	(39,950)	—	—	(243)	(40,193)
Balances, December 31, 2020	132,718,461	$133	$24,552	$15,330	16,197,849	$(77,796)	$6,492	$(31,289)
	For the Six Months Ended December 31, 2019
	Capital Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock		Noncontrolling Interests
	Shares	Amount			Shares	Amount		Total
Balances, June 30, 2019	132,718,461	$133	$35,795	$38,459	102,030	$(193)	$7,248	$81,442
Stock-based compensation	—	—	272	—	—	—	—	$272
Net income (loss)	—	—	—	6,043	—	—	(246)	$5,797
Balances, December 31, 2019	132,718,461	$133	$36,067	$44,502	102,030	$(193)	$7,002	$87,511
See Notes to Consolidated Financial Statements

TCO Group Holdings, Inc. and Subsidiaries
Consolidated Statement of Cash Flows
(Unaudited) (in thousands)
	For the six months ended
	December 31, 2020	December 31, 2019
Operating Activities
Net income (loss)	$(40,193)	$5,797
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss on disposal of assets	—	1,044
Provision for uncollectible accounts	2,712	2,071
Depreciation and amortization	5,951	5,541
Loss on extinguishment of long-term debt	991	—
Amortization of deferred financing costs	652	275
Stock based compensation	572	272
Deferred income taxes	6,084	1,243
Equity loss	1,342	40
Change in fair value of contingent consideration	(1,011)	(150)
Changes in operating assets and liabilities, net of acquisitions Accounts receivable, net	4,171	(738)
Prepaid expenses and other	(385)	(361)
Income taxes receivable	1,738	844
Deposits and other	(315)	969
Accounts payable and accrued expenses	2,351	5,350
Reported and estimated claims	6,204	(2,914)
Due to Medicaid and Medicare	8,393	(5,842)
Net cash provided by (used in) operating activities	(743)	13,441
Investing Activities
Purchases of property and equipment	(11,464)	(7,252)
Proceeds from the sale of equipment	—	169
Proceeds from net working capital settlements	—	1,129
Purchase of intangible assets	(2,000)	—
Net cash used in investing activities	(13,464)	(5,954)
Financing Activities
Distribution to owners	(9,457)	—
Owner contributions	20,000	—
Payments on capital lease obligations	(1,079)	(725)
Proceeds from long-term debt	300,000	—
Principal payments on long-term debt	(213,390)	(963)
Payment of debt issuance costs	(7,478)	—
Treasury stock purchase	(77,603)	—
Payments related to option cancelation	(32,358)	—
Net cash used in financing activities	(21,365)	(1,688)
INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS & RESTRICTED CASH	(35,572)	5,799
CASH, CASH EQUIVALENTS & RESTRICTED CASH BEGINNING OF PERIOD	114,565	61,196
CASH, CASH EQUIVALENTS & RESTRICTED CASH END OF PERIOD	$78,993	$66,995
Supplemental Cash Flows Information
Interest paid	$8,154	$4,772
Income taxes paid	1,638	—
Property and equipment included in accounts payable	217	51
Property and equipment purchased under capital leases	3,527	271
See Notes to Consolidated Financial Statements

TCO Group Holdings, Inc. and Subsidiaries
(Unaudited)
Note 1: Business
TCO Group Holdings, Inc. (TCO Group) and certain wholly-owned subsidiaries were formed as for-profit corporations effective May 13, 2016, for the purpose of purchasing all the outstanding common stock of Total Community Options, Inc. d/b/a InnovAge (InnovAge), which was formed in May 2007. In connection with this purchase, InnovAge and certain of its subsidiaries converted from not-for-profit organizations to for-profit corporations, and Total Community Options Foundation, Inc. (Foundation) and Johnson Adult Day Program, Inc. (Johnson), both not-for-profit organizations, separated from InnovAge.
TCO Group Holdings, Inc. and its subsidiaries (the Company), which are headquartered in Denver, Colorado and employ approximately 2,100 people, have a strong record of innovation, quality, and sensitivity to the needs of participants and staff. The Company manages, and in many cases directly provides, a broad range of medical and ancillary services for seniors in need of care and support to safely live independently in their homes and communities, including in-home care services (skilled, unskilled and personal care); in-center services such as primary care, physical therapy, occupational therapy, speech therapy, dental services, mental health and psychiatric services, meals, and activities; transportation to the PACE center and third-party medical appointments; and care management. It manages its business as one reportable segment, Program of All-Inclusive Care for the Elderly (PACE).
The Company serves approximately 6,600 PACE participants, making it the largest PACE provider in the United States of America (the U.S.) based upon participants served, and operates seventeen PACE centers, excluding non-consolidating joint ventures, across Colorado, California, New Mexico, Pennsylvania and Virginia.
PACE is a fully-capitated managed care program, which serves the frail elderly, and predominantly dual-eligible, population in a community-based service model. InnovAge participants receive all needed healthcare services through an all-inclusive, coordinated model of care, and the Company is at risk for 100% of healthcare costs incurred with respect to the care of its participants. PACE programs receive capitation payments directly from Medicare Parts C and D, Medicaid, Veterans Administration (VA), and private pay sources. Additionally, under the Medicare Prescription Drug Plan, the Centers for Medicare and Medicaid Services (CMS) share part of the risk for providing prescription medication to the Company’s participants.
Note 2: Summary of Significant Accounting Policies
The Company described its significant accounting policies in Note 2 of the notes to consolidated financial statements for the year ended June 30, 2020. During the six months ended December 31, 2020, there were no significant changes to those accounting policies. Those policies impacted by the new accounting pronouncements adopted during the period are further described below in “Recently Adopted Accounting Pronouncements”.
Basis of Preparation and Principles of Consolidation
The accompanying unaudited interim consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such regulations. These financial statements have been prepared on a basis consistent with the accounting principles applied for the fiscal year ended June 30, 2020. In the opinion of management, all adjustments (consisting of all normal and recurring adjustments) considered necessary for a fair presentation have been included. The consolidated financial statements include the accounts of TCO Group, its wholly owned subsidiaries, and variable interest entities (VIEs) for which it is the primary beneficiary and entities for which it has a controlling interest. All intercompany accounts and transactions have been eliminated in consolidation.
The Company does not have any components of comprehensive income and, as of December 31, and June 30, 2020, comprehensive income is equal to net income reported in the statements of operations.
Reclassifications
Certain prior period balances in the consolidated balance sheet and statements of operations have been reclassified to conform to the current year presentation. These include the reclassification to accounts payable and accrued expenses from previously reported other accrued expenses and deferred revenue in the consolidated balance sheet. For all periods presented, other accrued expenses and deferred revenue are presented as accounts payable and accrued expenses. Such reclassifications had no impact on net income, cash flows or shareholders’ equity previously reported.
Property and Equipment
Property and equipment were comprised of the following as of December 31, 2020 and June 30, 2020:
In thousands (000’s)	Estimated Useful Lives	December 31, 2020	June 30, 2020
Land	N/A	$8,580	$8,580
Buildings and leasehold improvements	10 – 40 years or term of lease	80,060	79,514
Software	3 – 5 years	11,660	11,387
Equipment and vehicles	3 – 7 years	33,382	28,814
Construction in progress	N/A	15,539	7,069
		149,221	135,364
Less accumulated depreciation and amortization		(38,489)	(32,870)
Total property and equipment, net		$110,732	$102,494
Depreciation of $5.6 million and $5.0 million was recorded during the six months ended December 31, 2020, and 2019, respectively.
During the six months ended December 31, 2019, the Company terminated the lease agreement at our Roosevelt Pennsylvania location, which resulted in a write off of leasehold improvements of $1.1 million which is disclosed within other income (expense) on the consolidated statement of operations. There were no such write offs for the six months ended December 31, 2020.
Revenue Recognition
The Company’s PACE operating unit provides comprehensive health care services to participants on the basis of fixed or capitated fees per participant that are paid monthly by Medicare, Medicaid, the VA, and private pay sources. Medicaid and Medicare capitation revenues are based on per-member, per-month capitation rates under the PACE program. Capitation payments are recognized as revenue in the period in which they relate.
Capitation payments received for PACE participants under Medicare Advantage plans are subject to retroactive premium risk adjustments based upon various factors. The Company estimates the amount of current-year adjustments in revenues. Any corresponding retroactive adjustments by CMS are recorded as final settlements are determined.
Capitation revenues may be subject to adjustment as a result of examination by government agencies or contractors.

The audit process and the resolution of significant related matters often are not finalized until several years after the services are rendered. Any adjustments resulting from these examinations are recorded in the period the Company is notified of them.
At times, the Company accepts participants into the program pending final authorization from Medicaid. If Medicaid coverage is later denied and there are no alternative resources available to pay for services, the participant is disenrolled. Any costs incurred on behalf of these participants were nominal for the six months ended December 31, 2020 and 2019.
Capitated revenues consisted of the following sources for the six months ended:
	December 31, 2020	December 31, 2019
Medicaid	52%	56%
Medicare	47%	43%
Private pay and other	1%	1%
Total	100%	100%
The Company also provides prescription drug benefits in accordance with Medicare Part D. Monthly payments received from CMS and the participants represent the bid amount for providing prescription drug coverage. The portion received from CMS is subject to risk sharing through Medicare Part D risk-sharing corridor provisions. These risk-sharing corridor provisions compare costs targeted in the Company’s bid to actual prescription drug costs. The Company estimates and records a monthly adjustment to Medicare Part D revenues associated with these risk-sharing corridor provisions.
Laws and regulations governing the Medicare and Medicaid programs are complex and subject to change, as well as government review. Failure to comply with these laws can expose the entity to significant regulatory action, including fines, penalties, and exclusion from the Medicare and Medicaid programs.
Coronavirus Pandemic (“COVID-19”)
In March 2020, the World Health Organization declared COVID-19 a pandemic. The global spread of COVID-19 has created significant volatility, uncertainty, and economic disruption. Governments in affected regions have implemented, and may continue to implement, safety precautions which include quarantines, travel restrictions, business closures, cancellations of public gatherings and other measures as they deem necessary. Many organizations and individuals, including the Company and its employees, are taking additional steps to avoid or reduce infection, including limiting travel and working from home. These measures are disrupting normal business operations both in and outside of affected areas and have had significant negative impacts on businesses and financial markets worldwide. As a PACE company, we have been and will continue to be impacted by the effects of COVID-19; however, we remain committed to carrying out our mission of caring for our participants. We will continue to closely monitor the impact of COVID-19 on all aspects of our business, including the impacts to our employees, participants and suppliers; however, at this time, we are unable to estimate the ultimate impact the pandemic will have on our consolidated financial condition, results of operations or cash flows.
On March 27, 2020, the bipartisan Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into legislation. The CARES Act provides for $100 billion to healthcare providers, including hospitals on the front lines of the COVID-19 pandemic. Under the CARES Act, the state of Pennsylvania signed into law Act 24 of 2020, which allocates $10 million of funding from the federal CARES Act to Managed Long Term Care Organizations. Funding from Act 24 must be used to cover necessary COVID-19 related costs incurred between March 1, 2020 and November 30, 2020 for entities in operation as of March 31, 2020. Our Pennsylvania centers were granted $1.0 million of funding from Act 24. As of June 30, 2020, we recognized $0.7 million of such funds and as of December 31,2020, we recognized the remaining funds of

$0.3 million. The CARES Act also provides for the temporary suspension of the automatic 2% reduction of Medicare claim reimbursements (sequestration) for the period of May 1, 2020 through March 31, 2021.
Recent Accounting Pronouncements
Revenue Recognition
In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09 Revenue from Contracts with Customers (ASU 2014-09), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The guidance will replace most existing revenue recognition guidance when it becomes effective. Subsequent to the issuance of ASU 2014-09, the FASB also issued several updates related to ASU 2014-09 including deferring its adoption date. As per the latest ASU 2020-05, issued by the FASB, the entities who have not yet issued or made available for issuance the financial statements as of June 3, 2020 can defer the new guidance for one year. This guidance is effective for the annual reporting period beginning July 1, 2020, and interim reporting periods within the annual reporting period beginning July 1, 2021. The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (modified retrospective method). The Company plans on applying the modified retrospective method of adoption for this guidance. The Company is in the process of evaluating the impact that the pronouncement will have on the consolidated financial statements.
Leases
In February 2016, the FASB issued ASU 2016-02, Leases (“Topic 842”) which outlines a comprehensive lease accounting model and supersedes the current lease guidance. The new guidance requires lessees to recognize almost all of their leases on the balance sheet by recording a lease liability and corresponding right-of-use assets for all leases with lease terms greater than 12 months. It also changes the definition of a lease and expands the disclosure requirements of lease arrangements. As per the latest ASU 2020-05 issued by FASB, the entities who have not yet issued or made available for issuance the financial statements as of June 3, 2020 can defer the new guidance for one year. The Company will be adopting this guidance for the annual reporting period beginning July 1, 2022, and interim reporting periods within the annual reporting period beginning July 1, 2023. This will require application of the new accounting guidance at the beginning of the earliest comparative period presented in the year of adoption. The Company is in the process of evaluating the impact that the pronouncement will have on the consolidated financial statements.
Financial Instruments
In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, which requires entities to use a current expected credit loss (“CECL”) model to measure impairment for most financial assets that are not recorded at fair value through net income. Under the CECL model, an entity will estimate lifetime expected credit losses considering available relevant information about historical events, current conditions and supportable forecasts. The CECL model does not apply to available-for-sale debt securities. This guidance also expands the required credit loss disclosures and will be applied using a modified retrospective approach by recording a cumulative effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The ASU is effective for private companies to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company will adopt this guidance for the annual and interim reporting periods beginning July 1, 2023. The Company has not determined the effect of the standard on its ongoing financial reporting.
Non-employee awards
In June 2018, the FASB issued ASU 2018-07, Compensation — Stock Compensation: Improvements to Nonemployee Share-Based Payment Accounting (ASU 2018-07), which simplifies the accounting for share-based payments granted to nonemployees for goods and services. The effective date for this amendment for private companies is for fiscal years beginning after December 15, 2019, and for interim periods for fiscal years beginning after December 15, 2020. The Company will be adopting this guidance for the annual reporting period beginning July 1, 2020, and interim reporting periods within the annual reporting period beginning July 1, 2021. The Company has not determined the effect of the standard on its ongoing financial reporting.
Note 3: Equity
Equity owner transaction
TCO Group Holdings, Inc., Ignite Aggregator LP (“Purchaser”), and the equity holders of TCO Group Holdings, Inc. (“Sellers”) entered into a Securities Purchase Agreement (the “Agreement”), which was effective July 27, 2020. Under the terms of the Agreement, the Sellers sold a portion of their equity interest to Ignite Aggregator LP. The Purchaser and the Sellers contributed their equity interests in the Company to a newly formed Limited Partnership, TCO Group Holdings, L.P. (the “LP”) resulting in the Company being wholly owned by the LP.
The Company entered into a Third Amended and Restated Credit Agreement (the “Credit Agreement”), see Note 8 for further discussion. A portion of the proceeds from the Credit Agreement were used by the Company to repurchase 16,095,819 shares of its common stock for $77.6 million which was recognized as Treasury stock.
Additionally, as part of the Agreement, the Company executed an Option Cancelation Agreement (the “Cancelation Agreement”) which canceled the Company’s common stock option awards of 16,994,975 which were granted under the 2016 Incentive Plan for $74.6 million, which resulted in a settlement of the awards. Vesting of the contingent performance-based awards was not deemed probable at the time of the settlement resulting in the settlement of the contingent performance-based awards being recorded as Corporate, general and administrative. Vesting of the time vesting awards was deemed probable at the time of the settlement resulting in a portion of the settlement of the time vesting awards being recorded as Corporate, general and administrative and the remainder being recorded as a reduction to Additional paid-in capital. Of the total settlement, $42.2 million was recorded as Corporate, general and administrative and $32.4 million was recorded as a reduction to Additional paid-in capital. The Cancelation Agreement resulted in the option holders receiving the same amount of cash that they would have received had they exercised their options, participated in the repurchase described above and sold their remaining shares.
As part of the transaction, the Company incurred $22.6 million in transaction costs, of which $13.1 million was recognized as Corporate, general and administrative and $9.5 million was recognized as a distribution to owner as the costs were paid on behalf of the owners.
Investment
On October 15, 2020 Finback Pace, LP contributed $20 million for an investment in TCO Group Holdings, L.P., which in turn contributed the funds to the Company.
Note 4: Variable Interest Entity
The Company’s operations also include a Senior Housing unit that primarily includes the accounts of Continental Community Housing (CCH), the general partner of PWD; a 0.01% partnership interest each in PWD and SH1, both of which were organized to develop, construct, own, maintain, and operate certain apartment complexes intended for rental to low-income elderly individuals aged 62 or older.
PWD is a VIE, but the Company is not the primary beneficiary. The Company does not have the power to direct the activities that most significantly impact the economic performance of PWD. Accordingly, the Company does not consolidate PWD. PWD is accounted for using the equity method of accounting and is recorded in Equity method investments in the accompanying consolidated balance sheets. The equity earnings of PWD are insignificant. The balance of the Company’s investment in PWD is $0.8 million which represents the maximum exposure to loss.
SH1 is a VIE. The Company is the primary beneficiary of SH1 and consolidates SH1. The Company is the primary beneficiary of SH1 as it has the power to direct the activities that are most significant to SH1 and has an obligation to absorb losses or the right to receive benefits from SH1. The most significant activity of SH1 is the operation of the housing facility. The Company has provided a subordinated loan to SH1 and has provided a guarantee for the convertible term loan held by SH1.
The following table shows the assets and liabilities of SH1 as of December 31, 2020 and June 30, 2020:
In thousands (000’s)
Assets/Liabilities	December, 31 2020	June 30, 2020
Cash and cash equivalents	$451	$435
Accounts receivable	1	1
Prepaid expenses and other	17	7
Property, plant and equipment, net	10,272	10,501
Deposits and other, net	383	376
Accounts payable and accrued expenses	260	199
Current portion long-term debt	39	38
Noncurrent liabilities	454	454
Long-term debt, net of debt issuance costs	3,847	3,901
Note 5: Nonconsolidated Entities
The Company has two nonconsolidated equity method investments, PWD, see Note 4 for further discussion, and InnovAge California Pace-Sacramento, LLC (“InnovAge Sacramento”).
On March 18, 2019, in connection with the formation of InnovAge Sacramento, the joint venture with Adventist Health System/West (“Adventist”) and Eskaton Properties, Incorporated (“Eskaton”), the Company contributed $9.0 million in cash and land valued at $4.2 million for a 59.9% membership interest in the joint venture, InnovAge Sacramento. Further, Adventist contributed $5.8 million in cash and Eskaton contributed $3.0 million in cash for membership interests of 26.41% and 13.69%, respectively. While the Company holds a majority interest, InnovAge Sacramento does not meet the criteria for consolidation in the Company’s consolidated financial statements as it is a voting interest entity and the Company does not have a controlling voting interest. Therefore, it is accounted for based on the equity method. No additional contributions were made during the six months ended December 31, 2020 and 2019, see Note 18 for further discussion.
The InnovAge California PACE-Sacramento LLC Limited Liability Company Agreement (the JV Agreement) includes numerous provisions whereby, if certain conditions are met, the joint venture may be required to purchase, at fair market value, certain members’ interests or certain members’ may be required to purchase, at fair market value, the interests of certain other members. As of December 31, 2020, none of the conditions specified in the JV Agreement had been met.
In connection with this joint venture, TCO Group Holdings, Inc. issued warrants (the Sacramento Warrants) to purchase 5% of its issued and outstanding equity interests to Adventist Health System/West at a par value of $0.001 per share and an exercise price equal to the fair market value per share at the time of exercise of this warrant. The Sacramento Warrants fully vest on the exercise date, which is defined as the date on which Adventist has made aggregate capital contributions in an amount greater than $25 million to one or more joint venture entities in which Adventist and TCO hold equity (the Investment Threshold). At

December 31, 2020, the Investment Threshold has not been met by Adventist, which has contributed $5.8 million of the $25 million to related joint ventures. Adventist may only make contributions upon both the request, and mutual agreement of, the Company. Upon meeting the Investment Threshold, Adventist would be permitted to exercise the warrant once per twelve-month period and only if the aggregate exercise price is more than $5 million unless such exercise is for all of the, or the remainder of any, outstanding unexercised warrant common stock. Payment of the aggregate exercise price can be made in cash or by making a “cashless exercise” in connection with a change of control. As of December 31, 2020 and June 30, 2020, no warrants were exercisable by Adventist.
The Sacramento Warrants are considered to be equity-based payments to nonemployees and as such the measurement date for these warrants are considered to be the date when the Investment Threshold is reached. As of December 31, 2020 and June 30, 2020, the Investment Threshold had not been reached and as such no amounts associated with the Sacramento Warrants have been recorded.
The following is the summarized balance sheet of InnovAge Sacramento as of December 31, 2020 and June 30, 2020 and the summarized income statement of InnovAge Sacramento for the six months ended December 31, 2020:
In thousands (000’s)	December 31, 2020	June 30, 2020
Assets:
Total assets	$19,859	21,432
Less: members’ interest	7,963	8,594
The Company’s interest	11,896	12,838
Liabilities:
Total liabilities	1,362	694
Less: members’ interest	546	278
The Company’s interest	816	416
The Company’s equity in joint venture	$11,080	12,422
Six Months Ending December 31, 2020
Revenue:
Total revenue	$2,297
Less: members’ interest	921
The Company’s interest	1,376
Cost of operations:
Total cost of operations	4,538
Less: members’ interest	1,820
The Company’s interest	2,718
The Company’s interest in net income (loss)	$(1,342)
The overall operations for InnovAge Sacramento were insignificant during the six months ended December 31, 2019.
Note 6: Goodwill and Other Intangible Assets
Goodwill, which represents the excess of cost over the fair value of net assets acquired, amounted to $116.1 million at December 31, 2020 and June 30, 2020. Pursuant to ASC 350, “Intangibles — Goodwill and Other,” we review the recoverability of goodwill annually as of April 1 or whenever significant events or changes occur which might impair the recovery of recorded amounts. For purposes of the annual goodwill impairment assessment, the Company has identified three reporting units. There were no indicators of impairment identified and no goodwill impairments recorded during the six months ended December 31, 2020 and 2019.
The Company has Other intangible assets that are both definite and indefinite lived. Other intangible assets that are definite-lived are amortized over their useful lives. Other intangible assets that are definite-lived amounted to $6.6 million at both December 31, 2020 and June 30, 2020 and associated accumulated amortization amounted to $1.8 million and $1.4 million at December 31, 2020 and June 30, 2020, respectively. The Company recorded amortization expense of $0.3 million for both the six months ended December 31, 2020 and 2019. The Company’s estimated future amortization expense related to Other intangible assets as of December 31, 2020 are as follows:
In thousands (000’s)	Amortization Expense
Amount Remaining in 2021	$330
2022	660
2023	660
2024	660
2025	660
On October 20, 2020, the Company paid $2 million for the right to serve PACE members in Florida, which were recognized within the consolidated balance sheet as Other intangible assets, net and are indefinite-lived.
We review the recoverability of other intangible assets in conjunction with long-lived assets whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. There were no intangible asset impairments recorded during the six months ended December 31, 2020 and 2019.
Note 7: Leases
Property and equipment includes property under various capital leases. These leases have expiration dates ranging from January 2021 to September 2025, varying interest rates, and generally include an option to purchase the equipment at fair value at the end of the underlying lease period. The Company’s capital leases included the following at December 31, 2020 and June 30, 2020:
In thousands (000’s)
	December 31, 2020	June 30, 2020
Equipment	$13,373	$9,845
Less accumulated depreciation	(6,121)	(4,829)
Balance as of end of period	$7,252	$5,016
Certain of the Company’s property and equipment is leased under operating leases. Total rental expense under operating leases was $2.1 million and $2.3 million for the six months ended December 31, 2020 and 2019, respectively.
Future minimum lease payments for fiscal years beginning with remainder of fiscal year 2021 for capital leases having initial terms of more than one year and noncancelable operating leases were as follows:

In thousands (000’s)	Capital Leases Obligations	Operating Leases Minimum Lease Payments
Amount Remaining in 2021	$1,450	$1,884
2022	2,415	3,720
2023	2,356	3,705
2024	1,830	3,287
2025	1,060	2,784
Thereafter	131	10,928
Total	9,242	$26,308
Less amount representing interest	1,206
Total minimum lease payments	8,036
Less current maturities	2,066
Noncurrent maturities	$5,970
Note 8: Long-term Debt
Long-term debt consisted of the following at December 31, 2020 and June 30, 2020:
In thousands (000’s)	December 31, 2020	June 30, 2020
Senior secured borrowings:
Senior secured term loan	$299,250	$187,625
Revolving credit facility	—	25,000
Convertible term loan	2,386	2,401
Total debt	301,636	215,026
Less unamortized debt issuance costs	8,492	2,656
Less current maturities	3,039	1,938
Long-term debt, net of debt issuance costs	$290,105	$210,432
The Company originally entered into a senior secured borrowing agreement on May 13, 2016 (the Credit Agreement), that consisted of a senior secured term loan for $75 million and a revolving credit facility for $20 million. The Credit Agreement was subsequently amended on May 2, 2019 and consisted of a senior secured term loan for $190 million, a revolving credit facility for $30 million and a delayed draw term loan facility (DDTL) for $45 million. This loan is secured by substantially all of the Company’s assets. The senior secured term loan and the DDTL had a maturity date of May 2, 2025, and the revolving credit facility had a maturity date of May 2, 2024.
On July 27, 2020, the Company amended the Credit Agreement in which the senior secured term loan was increased from $190 million to $300 million, the revolving credit facility was increased from $30 million to $40 million and the DDTL of $45 million was terminated. The maturity date of the revolving credit facility was extended, from May 2, 2024 to July 27, 2025, the senior secured term loan was extended to July 27, 2026, and there was a loosening of certain covenants contained in the existing credit agreement. Principal is paid each calendar quarter in an amount equal to 0.25% of the aggregate outstanding principal amount.
The structure of the amendment to the Credit Agreement that was entered into on July 27, 2020 led to an extinguishment of debt for certain lenders and a modification of debt for other lenders. The total debt structure extinguishment for certain lenders was $57.1 million which led to the write off of $1.0 million in debt issuance costs which was recorded in loss on extinguishment of debt for the six months ended December 31, 2020. The total debt structure that was modified was $250 million, while the new debt issued was $50 million, which resulted in $9.1 million of debt issuance costs being capitalized.

Any outstanding principal amounts will accrue interest at a variable interest rate. At December 31, 2020, this interest rate on the senior secured term loan was 7.75%. At June 30, 2020 the interest rate on the senior secured term loan was 6.0%. The revolving credit facility accrues at 0.50% on the average daily unused amount and is paid quarterly. There is also an immaterial administrative fee.
During fiscal year 2020, the Company borrowed $25 million under the revolving credit facility at an interest rate of 3.94%, to ensure sufficient funds available during the unknown time of the coronavirus pandemic and for general corporate purposes. There were no borrowings outstanding under the DDTL at June 30, 2020. The Company repaid all outstanding amounts on the revolving credit facility as of December 31, 2020 and had no outstanding borrowings. The remaining capacity under the revolving credit facility as of December 31, 2020 is $40 million.
The Credit Agreement requires the Company to meet certain operational and reporting requirements, including, but not limited to, defined leverage and fixed-charge coverage ratios. Additionally, annual capital expenditures and permitted investments, including acquisitions, are limited to amounts specified in the Credit Agreement. The Credit Agreement also provides certain restrictions on dividend payments and other equity transactions and requires the Company to make prepayments under specified circumstances. The Company was in compliance with the covenants of the Credit Agreement as of December 31, 2020 and June 30, 2020.
The deferred financing costs of $9.1 million are amortized over the term of the underlying debt and unamortized amounts have been offset against long-term debt in the consolidated balance sheets. Total deferred financing costs were $0.7 million and $0.3 million for the six months ended December 31, 2020 and 2019, respectively.
The convertible term loan was entered into by SH1 on June 29, 2015. Monthly principal and interest payments of $0.02 million commenced on September 1, 2015, and the loan bears interest at an annual rate of 6.68%. The remaining principal balance is due upon maturity, which is August 20, 2030. The loan is secured by a deed of trust to Public Trustee, assignment of leases and rents, security agreements, and SH1’s fixture filing.
Aggregate maturities of the total debt outstanding at December 31, 2020, were as follows:
In thousands (000’s)	Total Debt
Remainder of 2021	$1,523
2022	3,040
2023	3,043
2024	3,046
2025	3,049
Thereafter	287,935
Total	$301,636
Note 9: Fair Value Measurements
Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy was established that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources outside the reporting entity. Unobservable inputs are inputs that reflect the Company’s own assumptions based on market data and assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The sensitivity to changes in inputs and their impact on fair value measurements can be significant.
The three levels of inputs that may be used to measure fair value are:
Level 1
Unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date

Level 2
Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the assets or liabilities

Level 3
Unobservable inputs to the valuation techniques that are significant to the fair value measurements of the assets or liabilities

Recurring Measurements
Effective August 7, 2018, the Company finalized the acquisition of NewCourtland LIFE Program (NewCourtland) in Pennsylvania. The Company paid a base purchase price of $30 million, subject to certain net working capital and closing adjustments plus contingent consideration of up to $20 million. Such contingent consideration will be paid over a specified period if certain conditions outlined in the Securities Purchase Agreement are met. These conditions are based upon the performance of the PACE centers acquired in the NewCourtland acquisition for the two fiscal years following the acquisition, as well as potential payments to be made in the event of the Company being acquired, selling substantially all of its assets, or selling equity securities pursuant to an effective registration statement under the Securities Act of 1933. Contingent consideration is recorded at fair value at each reporting date. If all of the contingent consideration of $20 million is paid, the lease payments in certain real estate leases between the Company and NewCourtland are reduced from their current amounts and allow the Company to exercise its option to purchase the leased buildings at fair market value. As of December 31, and June 30, 2020, none of the conditions outlined in the Securities Purchase Agreement had been met, and as such no portion of the contingent consideration had been paid out.
The Company classified the contingent consideration associated with its acquisitions of NewCourtland and InnovAge within Level 3 because these instruments were valued using significant unobservable inputs. The Company determined the contingent consideration’s fair value using a discounted cash flow analysis based upon a probability assessment for identified potential outcomes, the result of which was then discounted at the rate that best represented the risks inherent in the arrangement from a market-participant perspective.
The following table sets forth a reconciliation of activity related to Level 3 financial liabilities from June 30, 2020 to December 31, 2020:
In thousands (000’s)	Liabilities
Balance as of June 30, 2020	$1,789
Remeasurement of NewCourtland contingent consideration	(1,011)
Balance as of December 31, 2020	$778
Changes in fair value resulted in other operating expense (income) within the consolidated statement of operations of ($1.0 million) and ($0.1 million) for the six months ended December 31, 2020 and 2019, respectively.
There were no transfers in and out of Level 3 during the six months ended December 31, 2020 and 2019. The Company’s policy is to recognize transfers as of the actual date of the event or change in circumstances.

Nonrecurring Measurements
In addition to assets and liabilities that are recorded at fair value on a recurring basis, the Company records certain assets and liabilities at fair value on a nonrecurring basis. Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges that are required by GAAP. No such amounts were recorded during the six months ended December 31, 2020 and 2019.
Note 10: Commitments and Contingencies
Professional Liability
The Company pays fixed premiums for annual professional liability insurance coverage under a claims-made policy. Under such policy, only claims made and reported to the insurer are covered during the policy term, regardless of when the incident giving rise to the claim occurred. The Company records claim liabilities and expected recoveries, if any, at gross amounts. The Company is not currently aware of any unasserted claims or unreported incidents that are expected to exceed medical malpractice insurance coverage limits.
Litigation
From time to time in the normal course of business, the Company is involved in or subject to legal proceedings related to its business. The Company regularly evaluates the status of claims and legal proceedings in which it is involved in order to assess whether a loss is probable or there is a reasonable possibility that a loss may have been incurred, and to determine if accruals are appropriate. The Company expenses legal costs as such costs are incurred.
Note 11: Retirement Plans
The Company offers its eligible employees a 401(k) Retirement Savings Plan (the Plan). The Company matches 50% of the employee contribution up to 4% of the employee’s compensation. Matching contributions were $0.8 million and $0.9 million for the six months ended December 31, 2020 and 2019, respectively.
Effective January 1, 2016, InnovAge established a 409(a) Deferred Compensation Plan for key employees. Matching contributions were $0.1 million for both the six months ended December 31, 2020 and 2019.
Note 12: Stock-based Compensation
2016 Equity Incentive Plan
The Company maintained the 2016 Equity Incentive Plan (the 2016 Incentive Plan) pursuant to which various stock-based awards may be granted to employees, directors, consultants, and advisers. The total number of shares of the Company’s common stock that is authorized under the 2016 Equity Incentive Plan was 17,836,636. As of June 30, 2020 a total of 16,994,976 awards had been granted. The 2016 Incentive Plan provides the following general vesting terms:
(a)
Half vest over time (Time Vesting Awards). Awards vest on the first anniversary of the grant date in the range of 25% to 62.5%, and the remaining awards that vest over time vest ratably on a semiannual basis thereafter through the fourth anniversary of the grant date.

(b)
Half vest upon the attainment of certain performance-based criteria measured at the time the Company experiences a liquidity event, as defined by the 2016 Incentive Plan (Contingent Performance-Based Awards).

Stock options were exercisable over a period of time not to exceed 10 years from the date of grant.

Cancellation of Stock Option Awards Under 2019 Equity Incentive Plan
TCO Group Holdings, Inc., Ignite Aggregator LP (Purchaser), and the equity holders of TCO Group Holdings, Inc. (Sellers) entered into a Securities Purchase Agreement (the Agreement), which was effective July 27, 2020. In addition, the Company entered into a Third Amended and Restated Credit Agreement (the Credit Agreement).
A portion of the proceeds from the Credit Agreement were used by the Company to repurchase 16,095,819 shares of its common stock. Additionally, as part of the Agreement, the Company executed an Option Cancelation Agreement (the Cancelation Agreement) which canceled the Company’s common stock options of 16,994,976 which were granted under the 2016 Incentive Plan. The Cancelation Agreement resulted in the option holders receiving the same amount of cash that they would have received had they exercised their options, participated in the repurchase described above and sold their remaining shares.
A summary of the stock option activity for the periods six months ended December 31, 2020, was as follows:
Time Vesting Awards
	Number of Options	Option Price Range	Weighted- Average Exercise Price	Average Remaining Term (in years)
Outstanding balance, June 30, 2020	8,497,488	$1.00 – $2.35	1.26	6.76
Cancelled	(8,497,488)	$1.00 – $2.35	1.26	6.76
Outstanding balance, December 31, 2020	—
Contingent Performance-based Awards
	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Term (in years)
Outstanding balance, June 30, 2020	8,497,488	$0.78	6.76
Cancelled	(8,497,488)	$0.78	6.76
Outstanding balance, December 31, 2020	—
Profits Interests
The Company maintains the 2020 Equity Incentive Plan (2020 Plan) pursuant to which interests in TCO Group Holdings, L.P. (the Partnership) in the form of Class B Units (profits interests) may be granted to employees, directors, consultants, and advisers. A maximum number of 16,162,177 Class B Units are authorized for grant under the 2020 Plan. As of December 31, 2020, a total of 13,009,137 profits interests units have been granted.
These profits interests represented profits interest ownership in TCO Group Holdings, L.P. tied solely to the accretion, if any, in the value of TCO Group Holdings, L.P. following the date of issuance of such profits interests. Profits interests participated in any increase of TCO Group Holdings, L.P. value related to their profits interests after the hurdle value had been achieved and TCO Group Holdings, L.P. profits interests received the agreed-upon return on their invested capital. The Company granted 13,009,137 and zero profits interests units during the six-months ended December 31, 2020 and 2019, respectively.
Each profits interests unit contains the following material terms:
(i)   The profits interests receive distributions (other than tax distributions) only upon a liquidity event, as defined, that exceed a threshold equivalent to the fair value of TCO Group Holdings, L.P., as determined by the Company’s Board of Directors, at the grant date.

(ii)   A portion of the units vest over a period of continuous employment or service (service-vesting units) while the other portion of the units only vest based on the level of aggregate multiple of invested capital (MOIC) and internal rate of return (IRR) achieved by Ignite Aggregator upon a change of control of the Company (performance-vesting units).
The performance-vesting units are subject to a market condition, which the Company incorporated as part of its determination of the grant date fair value of the units.
For performance-vesting units, the Company recognizes unit-based compensation expense when it was probable that the performance condition would be achieved. The Company will analyze if a performance condition was probable for each reporting period through the settlement date for units subject to performance vesting. For service-vesting units, the Company will recognize unit-based compensation expense over the requisite service period for each separately vested portion of the profits interests as if the unit was, in-substance, multiple units.
The hurdle value per unit is $5.49 for both the performance-vesting and service-vesting units.
The Company uses the Monte Carlo option model to determine the fair value of the granted profits interests units. The stock price is based on the price realized in the Equity Owner Transaction. Expected stock price volatility is based on consideration of indications observed from several publicly traded peer companies. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the unit. The dividend yield percentage is zero because the Company neither currently pays dividends nor intends to do so during the expected term. The expected term of the units represents the time the units are expected to be outstanding.
The following is a summary of profits interests transactions and number of units outstanding:
Time Vesting Units
	Number of Units	Weighted- Average Grant Date FV
Outstanding balance, June 30, 2020	—
Granted	6,686,568	$1.28
Outstanding balance, December 31, 2020	6,686,568	$1.28
Performance-Vesting Units
	Number of Units	Weighted- Average Grant Date FV
Outstanding balance, June 30, 2020	—
Granted	6,322,568	$0.57
Outstanding balance, December 31, 2020	6,322,568	$0.57
The fair value of the profits interests units granted under the 2020 Equity Incentive Plan was based upon a Monte Carlo option pricing model using the assumptions in the following table (presented on a weighted average basis):

2020
Expected volatility	44%
Expected life (years) – Time vesting units	1.8
Interest rate	0.16%
Dividend yield	0%
Weighted-average fair values	$1.28
Fair value of underlying stock	$5.49
The total unrecognized compensation cost related to all profits interests units outstanding was $11.6 million. The unrecognized compensation cost related to the Time Vesting Units was $8.0 million and is expected to be recognized over a weighted-average period of 3.7 years. The unrecognized compensation cost related to the Performance-Vesting Units was $3.6 million and will be recorded when it is probable that the performance-based criteria will be met.
Compensation Expense
The Company recognizes stock-based compensation expense on a straight-line basis over the vesting period and includes such charges in employee benefits in the consolidated statements of operations.
	Six Months Ended
In thousands (000’s),	December 31, 2020	December 31, 2019
Stock Options	$45,387	$272
Profits Interests Units	572	—
Total share-based compensation expense	$45,959	$272
Note 13: Earnings per Share
Basic earnings (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of common shares outstanding during the period, plus the dilutive effect of outstanding options, using the treasury stock method and the average market price of the Company’s common stock during the applicable period. Performance-based units and the Sacramento Warrants (see Note 5) are omitted from the calculation of diluted EPS until it is determined that the performance criteria and Investment Threshold, respectively has been met at the end of the reporting period. As of December 31, 2019 and December 31, 2020, there were 8,057,255 and zero performance-based units, respectively, excluded from the calculation of diluted EPS.
Correction of Previously Issued Interim Financial Information (Unaudited)
Subsequent to the issuance of the unaudited interim condensed consolidated financial statements as of and for the six months ended December 31, 2020, we identified an error in the calculation of the weighted-average number of common shares outstanding for the six months ended December 31, 2020 due to a computational error. The impact of correcting this error in the weighted-average number of common shares outstanding for the period is a decrease of 11,419,946 shares from 130,214,967 to 118,795,021, which results in a corresponding change to basic and dilutive earnings (loss) per share by $0.03 from $(0.31) to $(0.34) for the six months ended December 31, 2020.
Accordingly, the Company has restated the relevant unaudited interim consolidated financial statements and related footnote to correct for this error. Management has evaluated the materiality of this error and concluded that it is not material, individually or in the aggregate to the unaudited interim condensed consolidated financial statements as a whole.
The following table sets forth the computation of basic and diluted net loss per common unit:
	Six Months Ended
In thousands (000’s), except share and per unit values	December 31, 2020	December 31, 2019
Net income (loss) attributable to TCO Group	$(39,950)	$6,043
Weighted average common shares outstanding (basic)	118,795,021	132,616,431
EPS (basic)	$(0.34)	$0.05
Dilutive Shares	—	557,570
Weighted average common shares outstanding (diluted)	118,795,021	133,174,001
EPS (diluted)	$(0.34)	$0.05
Note 14: Treasury Stock
On July 27, 2020, as a part of the amendment to the Credit Agreement, a portion of the proceeds were used by the Company to repurchase 16,095,819 shares of its common stock at $4.82 per share. As a result of the repurchase, $77.6 million was recorded as treasury stock, see Note 3 for further discussion.
Note 15: Income Taxes
The Company recorded an income tax provision of $9.4 million and $2.1 million for the six months ended December 31, 2020 and 2019, respectively. This represents an effective tax rate of (30.6%) and 26.5% for the six months ended December 31, 2020 and 2019, respectively.
The effective rate for the six months ended December 31, 2020 was different from the federal statutory rate primarily due to disallowed officers compensation under IRC Section 162(m), lobbying expenses, and transaction costs which occurred over the six month period.
The Company assesses the valuation allowance recorded against deferred tax liabilities at each reporting date. The determination of whether a valuation allowance for deferred tax liabilities is appropriate requires the evaluation of positive and negative evidence that can be objectively verified. Consideration must be given to all sources of taxable income available to realize deferred tax liabilities, including, as applicable, the future reversal of existing temporary differences, future taxable income forecasts exclusive of the reversal of temporary differences and carryforwards, taxable income in carryback years and tax planning strategies. In estimating income taxes, the Company assesses the relative merits and risks of the appropriate income tax treatment of transactions taking into account statutory, judicial, and regulatory guidance. As of the six month period ended December 31, 2020, the Company has determined that it is not “more likely than not” that the deferred tax liability associated with certain state net operating losses will be realized and as such continues to maintain a valuation allowance against these state deferred tax liabilities.
The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of the employer portion of social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitation and technical corrections to tax depreciation methods for qualified improvement property. The Company continues to examine the impacts that the CARES Act may have on its business. While several of these provisions may impact the Company, there have not been any significant impacts noted through December 31, 2020.
Note 16: Segment Reporting
The Company applies ASC Topic 280, “Segment Reporting”, which establishes requirements to report selected segment information quarterly and to report annually entity-wide disclosures about operations,

major customers and the geographies in which the entity holds material assets and reports revenue. An operating segment is defined as a component that engages in business activities whose operating results are reviewed by the Company’s chief executive officer, who is the chief operating decision maker (CODM), and for which discrete financial information is available. The Company has determined that it has five operating segments, three of which are related to the Company’s PACE offering. The PACE-related operating segments are based on three geographic divisions, which are West, Central, and East. Due to the similar economic characteristics, nature of services, and customers, we have aggregated our West, Central, and East operating segments into one reportable segment for PACE. The company’s remaining two operating segments relate to Homecare and Senior Housing, which are immaterial operating segments, and are shown below as “Other” along with certain corporate unallocated expenses.
The Company serves approximately 6,600 PACE participants, making it the largest PACE provider in the United States of America (the U.S.) based upon participants served, and operates eighteen PACE centers, including joint ventures, across Colorado, California, New Mexico, Pennsylvania and Virginia. PACE, an alternative to nursing homes, is a managed care, capitated program, which serves the frail elderly in a community-based service model. Participants receive all services through a comprehensive, consolidated model of care. Capitation payments are received from Medicare parts C and D; Medicaid; Veterans Administration (VA), and private pay sources. The Company is 100% at risk for all health and allied care costs incurred with respect to the care of its participants, although it does negotiate discounted rates with its provider network consisting of hospitals, nursing homes, assisted living facilities, and medical specialists. Additionally, under the Medicare Prescription Drug Plan, the Centers for Medicare and Medicaid Services (CMS) share part of the risk for providing prescription medication to the Company’s participants.
The Company evaluates performance and allocates capital resources to each segment based on an operating model that is designed to maximize the quality of care provided and profitability. The Company does not review assets by segment and therefore assets by segment are not disclosed below. For the periods presented, all of the Company’s long-lived assets were located in the U.S. and all revenue was earned in the U.S..
The Company’s management uses Center-level Contribution Margin as the measure for assessing performance of its segments. Center-level Contribution Margin is defined as total segment revenues less external provider costs and cost of care (excluding D&A). The Company allocates corporate level expenses to its segments with a majority of the allocation going to the PACE segment.
The following table summarizes the operating results regularly provided to the CODM by reportable segment for the six months ended:
	December 31, 2020			December 31, 2019
In thousands (000’s)	PACE	All other(1)	Totals	PACE	All other(1)	Totals
Capitation revenue	$308,459	$—	$308,459	$268,550	$—	$268,550
Other service revenue	277	1,141	1,418	184	1,196	1,380
Total Revenue	308,736	1,141	309,877	268,734	1,196	269,930
External provider costs	148,826	—	148,826	133,365	—	133,365
Cost of care, excluding depreciation and amortization	74,712	1,645	76,357	73,294	1,886	75,180
Center Level contribution Margin	85,198	(504)	84,694	62,075	(690)	61,385
Overhead Costs(2)	96,049	—	96,049	38,166	—	38,166
Depreciation and Amortization	5,622	329	5,951	5,143	398	5,541
Equity loss	1,342	—	1,342	40	—	40
Other operating expenses	(1,011)	—	(1,011)	190	(340)	(150)
Interest expense, net	12,276	(90)	12,186	8,783	143	8,926

	December 31, 2020			December 31, 2019
In thousands (000’s)	PACE	All other(1)	Totals	PACE	All other(1)	Totals
Loss on Extinguishment of Debt	991	—	991	—	—	—
Other expense (income)	(44)	—	(44)	977	1	978
Income (Loss) Before Income Taxes	$(30,027)	$(743)	$(30,770)	$8,776	$(892)	$7,884

(1)
Center-level Contribution Margin from segments below the quantitative thresholds are attributable to two operating segments of the Company. Those segments consist of Homecare and Senior Housing. Neither of those segments has ever met any of the quantitative thresholds for determining reportable segments.

(2)
Overhead consists of the Sales and marketing and Corporate, general and administrative financial statement line items

Note 17: Related-party
Pursuant to the PWD Amended and Restated Agreement of Limited Partnership, the General Partner, who is a subsidiary of the Company, helped fund operating deficits and shortfalls of PWD in the form of a loan. At December 31, and June 30, 2020 $0.7 million and $0.6 million, respectively, was recorded in Deposits and other. Additionally, the General Partner is paid an administration fee of $35,000 per year.
In accordance with the Management Service Agreement, the Company is responsible for the daily operations of the joint venture InnovAge Sacramento. For the six months ended December 31, 2020, the Company earned $0.3 million in management fee revenue which was recorded in other service revenue. Management fee revenue was insignificant during the six months ended December 31, 2019. As of December 31, and June 30, 2020 the Company recorded a related party receivable of $0.1 million and $0.2 million, respectively within prepaid expenses and other.
Note 18: Subsequent Events
The Company has evaluated events through February 24, 2021, for possible adjustment to or disclosure in the financial statements, which is the date on which the financial statements were available to be issued.
Effective January 1, 2021, the Company made additional contributions to and obtained control of InnovAge Sacramento. As a result, in future reporting periods the Company will consolidate InnovAge Sacramento, which is currently an equity method investment.
Effective January 29, 2021, in connection with the S-1 filing, we changed the name of our company from TCO Group Holdings, Inc. to InnovAge Holding Corp. and increased the total number of shares of stock that the Company shall have authority to issue.
On February 9, 2021, we entered into an amendment to our warrant agreement, dated as of March 18, 2019 (as amended, the “Sacramento Warrant”), pursuant to which our joint venture partner has the right to purchase up to $15.0 million of our common stock at an exercise price equal to the initial public offering price. The warrant is exercisable for one year beginning on the date of the consummation of this offering.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of TCO Group Holdings, Inc. (now known as InnovAge Holding Corp.)
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of TCO Group Holdings, Inc. (now known as InnovAge Holding Corp.) and subsidiaries (the “Company”) as of June 30, 2020 and 2019, the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the two years in the period ended June 30, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP
Denver, CO
December 16, 2020
We have served as the Company’s auditor since 2018.

TCO Group Holdings, Inc. and Subsidiaries
Consolidated Balance Sheets
(in thousands, except shares and per share values)
	June 30,	June 30,
Assets	2020	2019
Current Assets
Cash and cash equivalents	$112,904	$59,661
Restricted cash	1,661	1,535
Accounts receivable, net of allowance ($6,384 — 2020 and $2,476 — 2019)	46,312	51,314
Prepaid expenses and other	4,311	3,245
Income tax receivable	1,743	3,695
Total current assets	166,931	119,450
Noncurrent Assets
Property and equipment, net	102,494	101,186
Investments	2,645	1,500
Deposits and other	3,003	4,066
Equity method investments	13,245	13,927
Other intangible assets, net	5,177	5,837
Goodwill	116,139	117,268
Total noncurrent assets	242,703	243,784
Total Assets	$409,634	$363,234
Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable and accrued expenses	$28,875	$30,353
Reported and estimated claims	30,291	28,246
Due to Medicaid and Medicare	12,244	20,364
Current portion of long-term debt	1,938	1,935
Current portion of capital lease obligations	1,496	1,694
Contingent consideration	1,789	869
Total current liabilities	76,633	83,461
Noncurrent Liabilities
Deferred tax liability, net	9,282	6,108
Capital lease obligations	4,091	4,328
Other non-current liabilities	1,446	1,076
Long-term debt, net of debt issuance costs	210,432	186,819
Total liabilities	301,884	281,792
Commitments and Contingencies (See Note 11)
Stockholders’ Equity
Common stock, $0.001 par value, 149,847,157 authorized; 132,718,461 issued and outstanding shares	133	133
Additional paid-in capital	36,338	35,795
Retained earnings	64,737	38,459
Less: Treasury stock (102,030 shares of common stock at $1.89 per share)	(193)	(193)
Total TCO Group	101,015	74,194
Noncontrolling interests	6,735	7,248
Total stockholders’ equity	107,750	81,442
Total liabilities and stockholders’ equity	$409,634	$363,234
See Notes to Consolidated Financial Statements

TCO Group Holdings, Inc. and Subsidiaries
Consolidated Statements of Operations
(in thousands, except shares and per share values)
	Fiscal year ended June 30, 2020	Fiscal year ended June 30, 2019
Revenues
Capitation revenue	$564,834	$461,766
Other service revenue	2,358	3,864
Total revenues	567,192	465,630
Expenses
External provider costs	272,832	222,232
Cost of care, excluding depreciation and amortization	153,056	132,770
Sales and marketing	19,001	16,460
Corporate, general and administrative	58,481	48,250
Depreciation and amortization	11,291	8,996
Equity loss	678	—
Other operating expenses (income)	920	(2,753)
Total expenses	516,259	425,955
Operating Income	50,933	39,675
Other Income (Expense)
Interest expense, net	(14,619)	(9,594)
Loss on extinguishment of debt	—	(3,144)
Other income (expense)	(681)	(1,549)
Total other expense	(15,300)	(14,287)
Income Before Income Taxes	35,633	25,388
Provision for Income Taxes	9,868	6,317
Net Income	25,765	19,071
Less: net loss attributable to noncontrolling interests	(513)	(507)
Net Income Attributable to TCO Group	$26,278	$19,578
Weighted-average number of common shares outstanding — basic	132,616,431	132,315,101
Weighted-average number of common shares outstanding — diluted	135,233,630	134,034,459
Net income per share — basic	$0.20	$0.15
Net income per share — diluted	$0.19	$0.15
See Notes to Consolidated Financial Statements

TCO Group Holdings, Inc. and Subsidiaries
Consolidated Statements of Stockholders’ Equity
(in thousands, except shares and share amounts)
	Capital Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock		Noncontrolling Interests
	Shares	Amount			Shares	Amount		Total
Balances, June 30, 2018	132,250,188	$132	$101,105	$18,881	—	$—	$7,755	$127,873
Proceeds from issuances of capital stock	468,273	1	469	—	—	—	—	470
Treasury stock purchase	—	—	—	—	102,030	(193)	—	(193)
Stock-based compensation	—	—	727	—	—	—	—	727
Dividend payment, net of withholding	—	—	(66,506)	—	—	—	—	(66,506)
Net income (loss)	—	—	—	19,578	—	—	(507)	19,071
Balances, June 30, 2019	132,718,461	133	35,795	38,459	102,030	(193)	7,248	81,442
Stock-based compensation	—	—	543	—	—	—	—	543
Net income (loss)	—	—	—	26,278	—	—	(513)	25,765
Balances, June 30, 2020	132,718,461	$133	$36,338	$64,737	102,030	$(193)	$6,735	$107,750
See Notes to Consolidated Financial Statements

Consolidated Statement of Cash Flows
TCO Group Holdings, Inc. and Subsidiaries
(in thousands)
	Fiscal year ended June 30, 2020	Fiscal year ended June 30, 2019
Operating Activities
Net income	$25,765	$19,071
Adjustments to reconcile net income to net cash provided by (used in) operating activities
(Gain)/Loss on disposal of assets	1,039	(99)
Provision for uncollectible accounts	6,204	2,308
Depreciation and amortization	11,291	8,996
Loss on extinguishment of long-term debt	—	3,144
Amortization of deferred financing costs	550	926
Stock-based compensation	543	727
Deferred income taxes	3,173	3,547
Equity loss	678	29
Change in fair value of contingent consideration	920	(2,753)
Changes in operating assets and liabilities, net of acquisitions
Accounts receivable, net	(1,202)	1,127
Prepaid expenses and other	(1,062)	(638)
Income tax receivable	1,952	(1,755)
Deposits and other	1,063	(1,913)
Accounts payable and accrued expenses	(1,013)	9,355
Reported and estimated claims	2,045	9,286
Due to Medicaid and Medicare	(8,120)	(12,899)
Deferred revenue	2	(12,553)
Net cash provided by operating activities	43,828	25,906
Investing Activities
Purchases of property and equipment	(11,844)	(14,486)
Proceeds from sales of property and equipment	169	—
Payments for acquisitions, net of cash acquired	—	(27,544)
Proceeds from net working capital settlements	1,129	—
Purchase of long term investment	(1,145)	(1,500)
Equity investment	—	(8,951)
Net cash used in investing activities	$(11,691)	$(52,481)
See Notes to Consolidated Financial Statements

	Fiscal year ended June 30, 2020	Fiscal year ended June 30, 2019
Financing Activities
Payments on capital lease obligations	$(1,834)	$(1,583)
Payment of contingent consideration	—	(8,310)
Proceeds from long-term debt	25,000	245,000
Principal payments on long-term debt	(1,934)	(127,602)
Payment of dividend, net of withholding	—	(66,506)
Payment of debt issuance costs	—	(3,927)
Proceeds from issuances of capital stock	—	470
Treasury stock purchases	—	(193)
Net cash provided by financing activities	21,232	37,349
INCREASE IN CASH, CASH EQUIVALENTS, & RESTRICTED CASH	53,369	10,774
CASH, CASH EQUIVALENTS & RESTRICTED CASH, BEGINNING OF PERIOD	61,196	50,422
CASH, CASH EQUIVALENTS & RESTRICTED CASH, END OF PERIOD	$114,565	$61,196
Supplemental Cash Flows Information
Interest paid	$11,551	$8,835
Income taxes paid	4,745	4,525
Property and equipment included in accounts payable	1,348	1,445
Property and equipment purchased under capital leases	1,399	3,827
Land contributed to equity investment	—	4,158
See Notes to Consolidated Financial Statements

TCO Group Holdings, Inc. and Subsidiaries
Note 1: Business
TCO Group Holdings, Inc. (TCO Group) and certain wholly owned subsidiaries were formed as for-profit corporations effective May 13, 2016, for the purpose of purchasing all the outstanding common stock of Total Community Options, Inc. d/b/a InnovAge (InnovAge), which was formed in May 2007. In connection with this purchase, InnovAge and certain of its subsidiaries converted from not-for-profit organizations to for-profit corporations, and Total Community Options Foundation, Inc. (Foundation) and Johnson Adult Day Program, Inc. (Johnson), both not-for-profit organizations, separated from InnovAge.
TCO Group Holdings, Inc. and its subsidiaries (the Company), which are headquartered in Denver, Colorado and employ approximately 2,100 people, have a strong record of innovation, quality, and sensitivity to the needs of staff and participants. For seniors in need of care and support to remain independent in their homes, for as long as it is safe to do so, and in their communities, the Company offers a broad range of services, including in-home care services, healthcare and day programs, care management, memory loss programs, and affordable senior housing. It manages its business as one reportable segment, Program of All-inclusive Care for the Elderly (PACE).
The Company serves approximately 6,400 PACE participants, making it the largest PACE provider in the United States of America (the U.S.) based upon participants served, and operates sixteen PACE centers across Colorado, California, New Mexico, Pennsylvania and Virginia. PACE, an alternative to nursing homes, is a managed care, capitated program, which serves the frail elderly in a community-based service model. Participants receive all needed acute and long-term care services through a comprehensive, consolidated model of care. Capitation payments are received from Medicare parts A, B, C, and D; Medicaid; Veterans Administration (VA), and private pay sources. The Company is 100% at risk for all health and allied care costs incurred with respect to the care of its participants, although it does negotiate discounted rates with its provider network consisting of hospitals, nursing homes, assisted living facilities, and medical specialists. Additionally, under the Medicare Prescription Drug Plan, the Centers for Medicare and Medicaid Services (CMS) share part of the risk for providing prescription medication to the Company’s participants.
On March 18, 2019, the Company entered into a Contribution Agreement where the Company, Adventist Health System/West (“Adventist”) and Eskaton Properties, Incorporated (“Eskaton”) formed a joint venture for the purpose of capitalizing InnovAge California Pace-Sacramento, LLC (“InnovAge Sacramento”).
Note 2: Summary of significant accounting policies
Basis of preparation and principles of consolidation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (GAAP). The consolidated financial statements include the accounts of TCO Group, its wholly owned subsidiaries, and variable interest entities (VIEs) for which it is the primary beneficiary and entities for which it is has a controlling interest. All intercompany accounts and transactions have been eliminated in consolidation.
The Company does not have any components of comprehensive income and, as of June 30, 2020 and 2019, comprehensive income is equal to net income reported in the statements of operations.
Use of estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used in accounting for, among other things, the allowance for uncollectible accounts; useful lives of property and equipment; risk-score adjustments to participant revenues; reported and estimated claims; the valuation and related impairment recognition of long-lived assets, including intangibles and goodwill; accruals; the determination of assumptions for stock-based compensation costs; deferred taxes, including the determination of a need for a valuation allowance; valuation of the contingent consideration; legal contingencies, including medical malpractice claims; the determination of fair value of net assets acquired in a business combination; and other fair value measurements. Actual results may differ from previously estimated amounts.
Reclassifications
Certain prior period balances in the consolidated balance sheet and statements of operations have been reclassified to conform to the current year presentation. These include the reclassification to accounts payable and accrued expenses from previously reported other accrued expenses and deferred revenue in the consolidated balance sheet. For all periods presented, other accrued expenses and deferred revenue are presented as accounts payable and accrued expenses. Such reclassifications had no impact on net income, cash flows or shareholders’ equity previously reported.
Cash and cash equivalents
Cash and cash equivalents consist of cash and financial instruments that have an original maturity of less than three months. Amounts are reported in the consolidated balance sheets at cost, which approximates fair value.
The Company’s cash and cash equivalents are deposited with high credit quality financial institutions and are primarily in demand deposit accounts. The FDIC insurance coverage is $250,000 on the aggregate of interest bearing and non-interest bearing accounts. At June 30, 2020, cash held in financial institutions which exceeded the FDIC insured amount totaled $115.1 million, which represents the balance before the impact of outstanding checks.
Investments
Investments do not have a readily determinable fair value and are carried at cost, less impairment plus or minus any changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer. Investments are evaluated for impairment each reporting period using a qualitative assessment of impairment indicators. If impairment indicators are present, the investment will be written down to its fair value and the difference between its fair value and carrying value will be recorded in net income. No impairment indicators were present for the fiscal year ended June 30, 2020 and 2019. The Company had investments of $2.6 million and $1.5 million as of June 30, 2020 and 2019, respectively (see Note 6).
Restricted cash
Restricted cash includes (1) cash held as collateral for letters of credit in the amount of $1.6 million and $1.4 million as of June 30, 2020 and 2019, respectively; (2) cash held in a certain indemnification escrow account of zero and $1.6 million at June 30, 2020 and 2019, respectively; and (3) cash held for participants who have established a personal-needs account to pay for nonmedical personal expenses, payment of which only occurs upon participant authorization, in the amount of $0.02 million as of June 30, 2020 and 2019. The Company records a related deposit liability for any participant contributions to these personal-needs accounts in accounts payable and accrued expenses in the consolidated balance sheet.
Accounts receivable
The Company provides comprehensive health care services to participants on the basis of capitated or fixed fees per participant that are paid monthly by Medicare, Medicaid, the VA, and private pay sources. The concentration of net receivables from participants and third-party payers as of June 30 was:

	2020	2019
Medicaid	72%	91%
Medicare	12%	1%
Private pay and other	16%	8%
Total	100%	100%
The Company records accounts receivable at net realizable value, which includes an allowance for estimated uncollectible accounts. The allowance for uncollectible accounts reflects the Company’s best estimate of probable losses considering eligibility, historical experience, and existing economic conditions. Accounts are written off as bad debts when they are deemed uncollectible based upon individual credit evaluations and specific circumstances underlying the accounts.
The table below sets forth the components of allowance for doubtful accounts for the years ended June 30:
		Additions
In thousands (000’s) Year	Beginning balance	Charged to costs and expenses	Charged to other accounts	Deductions	Ending balance
2019	$564	2,204	—	(292)	$2,476
2020	$2,476	6,003	209	(2,303)	$6,384
Property and equipment
Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded using the straight-line method over the shorter of estimated useful lives or lease terms, if the assets are being leased.
Property and equipment were comprised of the following as at June 30:
In thousands (000’s)	Estimated useful lives	2020	2019
Land	N/A	$8,580	$7,767
Buildings and leasehold improvements	10 — 40 years	79,514	74,481
Software	3 — 5 years	11,387	8,636
Equipment and vehicles	3 — 7 years	28,814	25,218
Construction in progress	N/A	7,069	8,293
		135,364	124,395
Less accumulated depreciation and amortization		(32,870)	(23,209)
Total property and equipment, net		$102,494	$101,186
Depreciation of $10.6 million and $8.4 million was recorded during the fiscal years ended June 30, 2020 and 2019, respectively. Land is not depreciated, and construction in progress is not depreciated until ready for service. Costs of enhancements or modifications that substantially extend the capacity or useful life of an asset are capitalized and depreciated accordingly. Ordinary repairs and maintenance are expensed as incurred.
During fiscal year 2020, the Company terminated the lease agreement at our Roosevelt Pennsylvania location, which resulted in a write-off of leasehold improvements of $1.1 million which is disclosed within other income (expense) on the consolidated statement of operations.
The costs of acquiring or developing internal-use software, including directly related payroll costs for internal resources, are capitalized. Software maintenance and training costs are expensed in the period incurred.
Interest is capitalized on construction projects, including internal-use software development projects, while in progress. During the fiscal years ended June 30, 2020 and 2019, the Company capitalized interest of approximately $0.1 million and $0.4 million, respectively.

When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the consolidated balance sheets, and the resulting gain or loss, if any, is reflected in the consolidated statements of operations.
Long-lived assets
Long-lived assets are evaluated for impairment in accordance with ASC 360, Property, Plant, and Equipment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded equal to the difference. No impairment charges were recorded in the fiscal years ended June 30, 2020 or 2019.
Equity method investments
The Company uses the equity method to account for investments in entities that it does not control, but in which it has the ability to exercise significant influence over operating and financial policies. The Company’s investments in these nonconsolidated entities is reflected in the Company’s consolidated balance sheets under the equity method, and the Company’s proportionate net income or net loss, if any, is included in the Company’s consolidated statements of operations as equity income or loss.
The Company evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that a decline in value has occurred that is other than temporary. Evidence considered in this evaluation includes, but would not necessarily be limited to, the financial condition and near-term prospects of the investee, recent operating trends and forecasted performance of the investee, market conditions in the geographic area or industry in which the investee operates and the Company’s strategic plans for holding the investment in relation to the period of time expected for an anticipated recovery of its carrying value. If the investment is determined to have a decline in value deemed to be other than temporary it is written down to estimated fair value. There were no write-downs in the fiscal years ended June 30, 2020 or 2019.
Goodwill and other intangible assets
Intangible assets consist of customer relationships acquired through business acquisitions. Goodwill represents the excess of consideration paid over the fair value of net assets acquired through business acquisitions. Goodwill is not amortized but is tested for impairment at least annually.
The Company tests goodwill for impairment annually on April 1st or more frequently if triggering events occur or other impairment indicators arise which might impair recoverability. These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, sale, disposition of a significant portion of the business, or other factors. Impairment of goodwill is evaluated at the reporting unit level. A reporting unit is defined as an operating segment (i.e. before aggregation or combination), or one level below an operating segment (i.e. a component).
A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. The Company has three reporting units for evaluating goodwill impairment.
ASC 350, Intangibles — Goodwill and Other (“ASC 350”), allows entities to first use a qualitative approach to test goodwill for impairment. When the reporting units where the Company performs the quantitative goodwill impairment are tested, the Company compares the fair value of the reporting unit, which the Company primarily determines using an income approach based on the present value of discounted cash flows, to the respective carrying value, which includes goodwill. If the fair value of the reporting unit exceeds its carrying value, the goodwill is not considered impaired. If the carrying value is higher than the fair value, the difference would be recognized as an impairment loss. There were no goodwill impairments recorded during the years ended June 30, 2020 and 2019.

Customer relationships represent the estimated values of customer relationships of acquired businesses and have definite lives. The Company amortizes these intangible assets on a straight-line basis over their ten-year estimated useful life. Intangible assets are reviewed for impairment in conjunction with long-lived assets. There were no intangible asset impairments recorded during the years ended June 30, 2020 and 2019.
Reported and estimated claims
Reported and estimated claims consist of unpaid claims reported as of the balance sheet date and estimates of claims incurred on or before June 30 that have not been reported by that date (IBNR). Such estimates are developed using actuarial methods and are based on many variables, including the utilization of health care services, historical payment patterns, cost trends, and other factors. These complex estimation methods and the resulting reserves are continually reviewed and updated, and any adjustments deemed necessary to contemplate new or updated information are reflected in current operations.
Debt issuance costs
Debt issuance costs are those costs that have been incurred in connection with the issuance of long-term debt and are offset against long-term debt in the consolidated balance sheets. Such costs are being amortized over the term of the underlying debt using the straight-line method, as the difference between that and the effective interest method are immaterial.
Treasury stock
Treasury stock purchases are accounted for under the cost method where the entire cost of the acquired stock is recorded as treasury stock. Gains and losses on the subsequent reissuance of shares are credited or charged to paid- in-capital in excess of par value using the average-cost method.
Revenue recognition
The Company’s PACE operating unit provides comprehensive health care services to participants on the basis of fixed or capitated fees per participant that are paid monthly by Medicare, Medicaid, the VA, and private pay sources. Medicaid and Medicare capitation revenues are based on per-member, per-month capitation rates under the PACE program. Capitation payments are recognized as revenue in the period in which they relate.
Capitation payments received for PACE participants under Medicare Advantage plans are subject to retroactive premium risk adjustments based upon various factors. The Company estimates the amount of current-year adjustments in revenues. Any corresponding retroactive adjustments by CMS are recorded as final settlements are determined.
Capitation revenues may be subject to adjustment as a result of examination by government agencies or contractors.
The audit process and the resolution of significant related matters often are not finalized until several years after the services are rendered. Any adjustments resulting from these examinations are recorded in the period the Company is notified of them.
At times, the Company accepts participants into the program pending final authorization from Medicaid. If Medicaid coverage is later denied and there are no alternative resources available to pay for services, the participant is disenrolled. Any costs incurred on behalf of these participants were nominal in the fiscal years ended June 30, 2020 and 2019.

Capitated revenues consisted of the following sources:
	2020	2019
Medicaid	55%	56%
Medicare	44%	43%
Private pay and other	1%	1%
Total	100%	100%
The Company also provides prescription drug benefits in accordance with Medicare Part D. Monthly payments received from CMS and the participants represent the bid amount for providing prescription drug coverage. The portion received from CMS is subject to risk sharing through Medicare Part D risk-sharing corridor provisions. These risk-sharing corridor provisions compare costs targeted in the Company’s bid to actual prescription drug costs. The Company estimates and records a monthly adjustment to Medicare Part D revenues associated with these risk-sharing corridor provisions.
Laws and regulations governing the Medicare and Medicaid programs are complex and subject to change, as well as government review. Failure to comply with these laws can expose the entity to significant regulatory action, including fines, penalties, and exclusion from the Medicare and Medicaid programs.
Professional liability claims
The Company records a liability for medical malpractice claims based on estimated probable losses and costs associated with settling these claims and a receivable to reflect the estimated insurance recoveries, if any. See Note 11.
Advertising costs
The Company’s purchased services and contracts expenses include media advertising, tactical advertising, and promotion costs. The creative portion of these activities is expensed as incurred. Production costs of advertising and promotional materials are expensed when the advertising is first run, unless such costs support direct-response advertising campaigns. In that case, these costs are capitalized and amortized over the period estimated to benefit from the campaign. Production costs of advertising and promotional materials related to future advertisements that had not run as of June 30, 2020 and 2019 were immaterial and therefore, there were no prepaid advertising costs at June 30, 2020 and 2019. Total advertising expenses were $8.0 million and $7.5 million for the fiscal years ended June 30, 2020 and 2019, respectively.
Stock-based Compensation
The Company has a long-term equity incentive plan that provides for stock-based compensation, including the granting of stock options to employees, directors, consultants, and advisers.
The Company recognizes stock-based compensation expense on a straight-line basis over the stock option vesting period and includes such charges in employee benefits in the consolidated statements of operations. Shares issued pursuant to this equity incentive plan are issued from authorized but unissued shares or from shares, if any, held by the Company as treasury stock. See Note 13.
The Company utilizes the Black-Scholes option-pricing model to determine the calculated fair value of stock options on the date of grant. This model derives the fair value of stock options based on certain assumptions related to expected stock price volatility, expected option life, risk-free interest rate, and dividend yield. The Company’s expected volatility is based on the historical volatility of similar publicly traded companies deemed by the Company to be its peers. The risk-free interest rate assumption is based upon the Federal Reserve Board’s Treasury Constant Maturities for the expected term of the Company’s stock option awards, and the selected dividend yield assumption has been determined in view of the Company’s historical and estimated dividend payout. The Company has no reason to believe that the expected volatility of its stock price would differ significantly from the historical volatility of its peers. The Company has opted to use the simplified method to calculate the expected term for the time vesting awards. The expected term for the contingent performance-based awards is the contractual term.
Income taxes
TCO Group and its subsidiaries, other than SH1, provide for federal and state income taxes currently payable and for deferred income taxes arising from temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured pursuant to enacted tax laws and rates applicable to periods in which those temporary differences are expected to be recovered or settled. The impact on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment. The members of SH1 have elected to be taxed as a partnership, and no provision for income taxes for this entity is included in these consolidated financial statements.
A valuation allowance is provided to the extent that it is more likely than not that deferred tax assets will not be realized. Tax benefits from uncertain tax positions are recognized when it is more likely than not that the position will be sustained upon examination based on the technical merits of the position. The amount recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon settlement. The Company recognizes interest and penalty expense associated with uncertain tax positions as a component of provision for income taxes.
Variable interest entities
A VIE is defined as a legal entity whose equity owners do not have sufficient equity at risk or whose equity owners lack certain decision-making and economic rights. The primary beneficiary is identified as the variable interest holder that has both the power to direct the activities of the VIE that most significantly affect the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity. The primary beneficiary is required to consolidate the VIE. InnovAge Senior Housing Thornton, LLC (SH1) and Pinewood Lodge, LLLP (PWD) are considered to be VIEs. The Company is not considered the primary beneficiary of PWD but is considered the primary beneficiary of SH1. See Note 4 for additional information on the VIEs.
Coronavirus pandemic (“COVID-19”)
In March 2020, the World Health Organization declared COVID-19 a pandemic. The global spread of COVID-19 has created significant volatility, uncertainty, and economic disruption. Governments in affected regions have implemented, and may continue to implement, safety precautions which include quarantines, travel restrictions, business closures, cancellations of public gatherings and other measures as they deem necessary. Many organizations and individuals, including the Company and its employees, are taking additional steps to avoid or reduce infection, including limiting travel and working from home. These measures are disrupting normal business operations both in and outside of affected areas and have had significant negative impacts on businesses and financial markets worldwide. As a PACE company, we have been and will continue to be impacted by the effects of COVID-19; however, we remain committed to carrying out our mission of caring for our participants. We will continue to closely monitor the impact of COVID-19 on all aspects of our business, including the impacts to our employees, participants and suppliers; however, at this time, we are unable to estimate the ultimate impact the pandemic will have on our consolidated financial condition, results of operations or cash flows.
On March 27, 2020, the bipartisan Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into legislation. The CARES Act provides for $100 billion to healthcare providers, including hospitals on the front lines of the COVID-19 pandemic. Under the CARES Act, the state of Pennsylvania signed into law Act 24 of 2020, which allocates $10 million of funding from the federal CARES Act to Managed Long Term Care Organizations. Funding from Act 24 must be used to cover necessary COVID-19 related costs incurred between March 1, 2020 and November 30, 2020 for entities in operation as of March 31, 2020. Of this amount, $1.0 million was allocated to the InnovAge Pennsylvania centers, of which as of June 30, 2020 $0.7 million was recognized as a reduction of expense within the consolidated statement of operations. We will recognize the remaining funds over the period earned. The CARES Act also provides for the temporary suspension of the automatic 2% reduction of Medicare claim reimbursements (sequestration) for the period of May 1 through December 31, 2020.
As of June 30, 2020, the Company has incurred an additional $3.5 million of COVID-19 related costs, of which $2.9 million was for supplies disclosed within cost of care, excluding depreciation and amortization on the consolidated statement of operations. Additionally, as of June 30, 2020, $0.6 million of medical supplies were purchased due to the nation-wide medical supplies shortage, which was recorded on the consolidated balance sheet within prepaid expenses and other.
Recent accounting pronouncements
Revenue recognition
In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09 Revenue from Contracts with Customers (ASU 2014-09), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The guidance will replace most existing revenue recognition guidance when it becomes effective. Subsequent to the issuance of ASU 2014-09, the FASB also issued several updates related to ASU 2014-09 including deferring its adoption date. As per the latest ASU 2020-05, issued by the FASB, the entities who have not yet issued or made available for issuance the financial statements as of June 3, 2020 can defer the new guidance for one year. The Company will be adopting this guidance for the annual reporting period beginning July 1, 2020, and interim reporting periods within the annual reporting period beginning July 1, 2021. The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (modified retrospective method). The Company plans on applying the modified retrospective method of adoption for this guidance. The Company is in the process of evaluating the impact that the pronouncement will have on the consolidated financial statements.
Leases
In February 2016, the FASB issued ASU 2016-02, Leases (“Topic 842”) which outlines a comprehensive lease accounting model and supersedes the current lease guidance. The new guidance requires lessees to recognize almost all of their leases on the balance sheet by recording a lease liability and corresponding right-of-use assets for all leases with lease terms greater than 12 months. It also changes the definition of a lease and expands the disclosure requirements of lease arrangements. As per the latest ASU 2020-05 issued by FASB, the entities who have not yet issued or made available for issuance the financial statements as of June 3, 2020 can defer the new guidance for one year. The Company will be adopting this guidance for the annual reporting period beginning July 1, 2022, and interim reporting periods within the annual reporting period beginning July 1, 2023. This will require application of the new accounting guidance at the beginning of the earliest comparative period presented in the year of adoption. The Company is in the process of evaluating the impact that the pronouncement will have on the consolidated financial statements.
Statement of cash flows
In August 2016, the FASB issued ASU 2016-15 Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments, which provides clarification with respect to classification of several cash flow issues on the Statement of Cash Flows including, but not limited to, debt prepayment or extinguishment costs, contingent considerations, and distributions received from equity method investees. The amendments are effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The adoption of this ASU did not have an impact on the consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18 Statement of Cash Flows, which adds or clarifies guidance on the classification and presentation of restricted cash in the statement of cash flows. The amendment is effective for fiscal years beginning after December 15, 2019. The Company has adopted this ASU and presentation of the statement of cash flows was conformed for both years to reflect the requirements of the standard.
Financial instruments
In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, which requires entities to use a current expected credit loss (“CECL”) model to measure impairment for most financial assets that are not recorded at fair value through net income. Under the CECL model, an entity will estimate lifetime expected credit losses considering available relevant information about historical events, current conditions and supportable forecasts. The CECL model does not apply to available-for-sale debt securities. This guidance also expands the required credit loss disclosures and will be applied using a modified retrospective approach by recording a cumulative effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The ASU is effective for private companies to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company will adopt this guidance for the annual and interim reporting periods beginning July 1, 2023. The Company has not determined the effect of the standard on its ongoing financial reporting.
Non-employee awards
In June 2018, the FASB issued ASU 2018-07, Compensation — Stock Compensation: Improvements to Nonemployee Share-Based Payment Accounting (ASU 2018-07), which simplifies the accounting for share-based payments granted to nonemployees for goods and services. The effective date for this amendment for private companies is for fiscal years beginning after December 15, 2019, and for interim periods for fiscal years beginning after December 15, 2020. The Company will be adopting this guidance for the annual reporting period beginning July 1, 2020, and interim reporting periods within the annual reporting period beginning July 1, 2021. The Company has not determined the effect of the standard on its ongoing financial reporting.
Note 3: Acquisitions
Effective August 7, 2018, the Company finalized the acquisition of NewCourtland LIFE Program (NewCourtland) in Pennsylvania. The acquisition included four PACE centers, which are located in the Philadelphia neighborhoods of Alleghany, Germantown, Roosevelt, and St. Bartholomew. On the acquisition date the four centers served more than 650 seniors and had more than 320 full-time employees. The Company paid a base purchase price of $30 million, subject to certain net working capital and closing adjustments plus contingent consideration of up to $20 million. Such contingent consideration will be paid over a specified period if certain conditions outlined in the Securities Purchase Agreement are met. These conditions are based upon the performance of the PACE centers acquired in the NewCourtland acquisition for the two fiscal years following the acquisition, as well as potential payments to be made in the event of the Company being acquired, selling substantially all of its assets, or selling equity securities pursuant to an effective registration statement under the Securities Act of 1933. The fair value of the contingent consideration at the date of acquisition was $3.6 million which the Company recorded as a liability. Contingent consideration is recorded at fair value at each reporting date. As of June 30, 2020 and 2019, the fair value was $1.8 million and $0.8 million, respectively, and changes in fair value resulted in other operating income (expense) of $(1.0) million and $2.8 million, respectively, in our consolidated statements of operations. If all of the contingent consideration of $20 million is paid, the lease payments in certain real estate leases between the Company and NewCourtland are reduced from their current amounts and allow the Company to exercise its option to purchase the leased buildings at fair market value. As of June 30, 2019 and 2020, none of the conditions outlined in the Securities Purchase Agreement had been met, and as such no portion of the contingent consideration had been paid out. The goodwill recorded as a result of this acquisition is attributable to the workforce of the acquired business and the significant synergies expected to arise. During the fiscal year ended June 30, 2018 a $3.0 million deposit was paid which was applied to the purchase price. The Company finalized the net working capital and closing adjustment calculations during the fiscal year ended June 30, 2019 which resulted in the Company paying an additional $2.6 million to NewCourtland.
Effective October 1, 2018, the Company finalized the acquisition of two Virginia PACE centers formerly part of Riverside Healthcare Association, Inc.’s PACE Program (Riverside). The two centers included in the asset purchase are located in Richmond and Newport News, Virginia. At the time of acquisition, the two locations combined served more than 400 seniors. The Company paid a base purchase price of $6.8 million, subject to certain net working capital and closing adjustments. The goodwill recorded as a result of this acquisition is attributable to the workforce of the acquired business and the significant synergies expected to arise. The Company finalized the net working capital and closing adjustment calculations during the fiscal year ended June 30, 2020 which resulted in the Company paying an additional $0.3 million to Riverside.
Effective November 1, 2018, the Company finalized the acquisition of Charlottesville Area Retirement Services, Inc. (Charlottesville). Charlottesville operates a PACE center in Charlottesville, Virginia. The Company paid a base purchase price of $5.26 million, subject to certain net working capital and closing adjustments. The goodwill recorded as a result of this acquisition is attributable to the workforce of the acquired business and the significant synergies expected to arise. The Company finalized the net working capital and closing adjustment calculations during the fiscal year ended June 30, 2020 which resulted in the Company paying an additional $0.3 million to Charlottesville.
The following table summarizes the consideration transferred and the amounts of assets acquired, liabilities assumed, and goodwill recorded for each acquisition on the acquisition date.
In thousands (000’s)	NewCourtland	Riverside	Charlottesville
Cash consideration, net of working capital adjustments	$24,791	$5,196	$2,458
Non-cash consideration	3,622	—	—
Total consideration	28,413	5,196	2,458
Recognized amounts of identifiable assets acquired less liabilities assumed
Cash	1,900	—	—
Current assets	—	252	320
Building and equipment	2,136	—	262
Other assets	29	—	—
Customer relationships	5,300	—	100
Current liabilities	(6,915)	(2,985)	(1,955)
Total identifiable net assets (liabilities)	2,450	(2,733)	(1,273)
Goodwill(1)	$25,963	$7,929	$3,731

(1)
None of the goodwill recognized is expected to be deductible for income tax purposes.

Total revenues attributable to the NewCourtland, Riverside and Charlottesville acquisitions were approximately $57.4 million, $28.1 million and $8.3 million, respectively, for the year ended June 30, 2019.
In connection with the acquisitions during the fiscal year ended June 30, 2019, the Company incurred $1.6 million of third-party transaction-related costs, which are shown as other income (expense) in the consolidated statements of operations.
No acquisitions were executed during fiscal year 2020.

Note 4: Variable interest entity
The Company’s operations also include a Senior Housing unit that primarily includes the accounts of Continental
Community Housing (CCH), the general partner of PWD; a 0.01% partnership interest each in PWD and SH1, both of which were organized to develop, construct, own, maintain, and operate certain apartment complexes intended for rental to low-income elderly individuals aged 62 or older.
PWD is a VIE, but the Company is not the primary beneficiary. The Company does not have the power to direct the activities that most significantly impact the economic performance of PWD. Accordingly, the Company does not consolidate PWD. PWD is accounted for using the equity method of accounting and is recorded in Equity method investments in the accompanying consolidated balance sheets. The equity earnings of PWD are insignificant. The balance of the Company’s investment in PWD is $0.8 million which represents the maximum exposure to loss.
SH1 is a VIE. The Company is the primary beneficiary of SH1 and consolidates SH1. The Company is the primary beneficiary of SH1 as it has the power to direct the activities that are most significant to SH1 and has an obligation to absorb losses or the right to receive benefits from SH1. The most significant activity of SH1 is the operation of the housing facility. The Company has provided a subordinated loan to SH1 and has provided a guarantee for the convertible term loan held by SH1.
The following table shows the assets and liabilities of SH1 as at June 30:
In thousands (000’s)
Assets/Liabilities	2020	2019
Cash and cash equivalents	$435	$403
Accounts receivable	1	2
Prepaid expenses and other	7	2
Property, plant and equipment, net	10,501	10,957
Deposits and other, net	376	436
Accounts payable and accrued expenses	199	162
Current portion long-term debt	38	35
Noncurrent liabilities	454	454
Long-term debt, net of debt issuance costs	3,901	3,900
Note 5: Nonconsolidated entities
The Company has two nonconsolidated equity method investments, PWD, see Note 4 for further discussion, and InnovAge Sacramento.
On March 18, 2019, in connection with the formation of InnovAge Sacramento, the joint venture with Adventist and Eskaton, the Company contributed $9.0 million in cash and land valued at $4.2 million for a 59.9% membership interest in the joint venture, InnovAge Sacramento. Further, Adventist contributed $5.8 million in cash and Eskaton contributed $3.0 million in cash for membership interests of 26.41% and 13.69%, respectively. While the Company holds a majority interest, InnovAge Sacramento does not meet the criteria for consolidation in the Company’s consolidated financial statements as it is a voting interest entity and the Company does not have a controlling voting interest. Therefore, is accounted for based on the equity method. No additional contributions were made during the fiscal year ended June 30, 2020.
The InnovAge California PACE-Sacramento LLC Limited Liability Company Agreement (the JV Agreement) includes numerous provisions whereby, if certain conditions are met, the joint venture may be required to purchase, at fair market value, certain members’ interests or certain members’ may be required to purchase, at fair market value, the interests of certain other members. As of June 30, 2019 and 2020, none of the conditions specified in the JV Agreement had been met.
In connection with this joint venture, TCO Group Holdings, Inc. issued warrants (the Sacramento Warrants) to purchase 5% of its issued and outstanding equity interests to Adventist Health System/West at a par value of $0.001 per share and an exercise price equal to the fair market value per share at the time of exercise of this warrant. The Sacramento Warrants are fully vested on the exercise date. The exercise date is defined as the date on which Adventist has made aggregate capital contributions in an amount greater than $25 million to one or more joint venture entities in which Adventist and TCO hold equity (the Investment Threshold). At June 30, 2020, Adventist has contributed $5.8 million of the $25 million to related joint ventures.
Adventist can exercise this warrant agreement once per twelve-month period and only if the aggregate exercise price is more than $5 million unless such exercise is for all of the, or the remainder of any, outstanding unexercised warrant common stock. Payment of the aggregate exercise price can be made in cash or by making a “cashless exercise” in connection with a change of control. As of June 30, 2020 and 2019, no warrants were exercised by Adventist.
The Sacramento Warrants are considered to be equity based payments to nonemployees and as such the measurement date for these warrants are considered to be the date when the Investment Threshold is reached. As of June 30, 2020 and 2019, the Investment Threshold had not been reached and as such no amounts associated with the Sacramento Warrants have been recorded.
The following summarizes the summarized balance sheet and income statement information of InnovAge Sacramento as of and for the fiscal years ended June 30:
In thousands (000’s)	2020	2019
Assets:
Total assets	$21,432	22,215
Less: members’ interest	8,594	8,908
The Company’s interest	12,838	13,307
Liabilities:
Total liabilities	694	356
Less: members’ interest	278	143
The Company’s interest	416	213
The Company’s equity in joint venture	$12,422	13,094
2020
Revenue:
Total revenue	$103
Less: members’ interest	41
The Company’s interest	62
Cost of operations:
Total cost of operations	1,235
Less: members’ interest	495
The Company’s interest	740
The Company’s interest in net loss	$(678)
The overall operations for InnovAge Sacramento were insignificant during the period ended June 30, 2019.
Note 6: Investments
On June 14, 2019, the Company invested $1.5 million in DispatchHealth Holdings, Inc., (“DispatchHealth”) through the purchase of a portion of its outstanding Series B Preferred Stock. On April 2, 2020, the

Company invested an additional $1.1 million through the purchase of a portion of its outstanding Series C Preferred Stock. The Company owned 1.02% and 1.04% of the total equity of DispatchHealth, at June 30, 2020 and 2019, respectively. The investment does not have a readily determinable fair value and the Company has elected to record the investment at cost, less impairment, if any, plus or minus any changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer. During the period ended June 30, 2020, there were no observable price changes.
Note 7: Goodwill and other intangible assets
Goodwill represents the excess of cost over the fair value of net assets acquired. Pursuant to ASC 350, “Intangibles — Goodwill and Other,” we review the recoverability of goodwill annually as of April 1 or whenever significant events or changes occur which might impair the recovery of recorded amounts. For purposes of the annual goodwill impairment assessment, the Company has identified three reporting units. There were no indicators of impairment identified and no goodwill impairments recorded during the years ended June 30, 2020 and 2019.
The following summarizes the changes in goodwill for the fiscal years ended June 30:
In thousands (000’s)	2020	2019
Balance as of beginning of period	$117,268	$79,645
Adjustments(1)	(1,129)	—
Goodwill acquired during the period (See Note 3)	—	37,623
Balance as of end of period	$116,139	$117,268
(1) The adjustment in fiscal year 2020 related to the final net working capital settlement for acquisitions that occurred during the fiscal year ended June 30, 2019.
Other intangible assets that are definite-live are amortized over their useful lives. Other intangible assets amounted to $6.6 million at both June 30, 2020 and 2019 and associated accumulated amortization amounted to $1.4 million and $0.8 million at June 30, 2020 and 2019, respectively. The Company recorded amortization expense of $0.6 million and $0.6 million for the years ended June 30, 2020 and 2019, respectively. As of June 30, 2020, estimated future amortization expense related to other intangible assets for the next 5 years is $0.6 million for each year ending June 30. We review the recoverability of other intangible assets in conjunction with long-lived assets whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. There were no intangible asset impairments recorded during the years ended June 30, 2020 and 2019.
Note 8: Leases
Property and equipment includes property under various capital leases. These leases have expiration dates ranging from November 2020 to July 2025, varying interest rates, and generally include an option to purchase the equipment at fair value at the end of the underlying lease period. The Company’s capital leases included the following at June 30:
In thousands (000’s)	2020	2019
Equipment	$9,845	$9,202
Less accumulated depreciation	(4,829)	(3,234)
Balance as of end of period	$5,016	$5,968
Certain of the Company’s property and equipment is leased under operating leases. Total rental expense under operating leases was $4.8 million and $3.8 million for the fiscal years ended June 30, 2020 and 2019, respectively.
Future minimum lease payments for fiscal years beginning with fiscal year 2021 for capital leases having initial terms of more than one year and noncancelable operating leases were as follows:

In thousands (000’s)	Operating leases obligations	Capital leases minimum lease payments
2021	$2,039	$3,777
2022	1,583	3,717
2023	1,524	3,703
2024	998	3,288
2025	227	2,788
Thereafter	—	10,928
Total	6,371	$28,201
Less amount representing interest	784
Total minimum lease payments	5,587
Less current maturities	1,496
Noncurrent maturities	$4,091
Note 9: Long-term Debt
Long-term debt consisted of the following at June 30:
In thousands (000’s)	2020	2019
Senior secured borrowings:
Senior secured term loan	$187,625	$189,525
Revolving credit facility	25,000	—
Convertible term loan	2,401	2,435
Total debt	215,026	191,960
Less unamortized debt issuance costs	2,656	3,206
Less current maturities	1,938	1,935
Long-term debt, net of debt issuance costs	$210,432	$186,819
The Company originally entered into a senior secured borrowing agreement on May 13, 2016 (the Credit Agreement), that consisted of a senior secured term loan for $75 million and a revolving credit facility for $20 million. The Credit Agreement was subsequently amended on May 2, 2019 and consists of a senior secured term loan for $190 million, a revolving credit facility for $30 million and a delayed draw term loan facility (DDTL) for $45 million. This loan is secured by substantially all of the Company’s assets. The senior secured term loan and the DDTL have a maturity date of May 2, 2025, and the revolving credit facility has a maturity date of May 2, 2024.
The Credit Agreement allows for up to $70 million of the proceeds and unrestricted cash on the consolidated balance sheet to be used to make a dividend or other distribution to any direct or indirect equity holder of the Company and to pay special bonuses to members of the Company’s management and restricted subsidiaries prior to May 31, 2019. Accordingly, the Company paid a dividend of $66.1 million, which is net of withholding taxes. See Note 18.
The structure of the amendment to the Credit Agreement that was entered into on May 2, 2019, led to an extinguishment of debt for certain lenders and a modification of debt for other lenders. The total debt structure extinguishment for certain lenders was $127.0 million which led to the write off of $3.1 million in debt issuance costs which was recorded in loss on extinguishment of debt for the fiscal year ended June 30, 2019. The total debt structure that was modified was $2.9 million, while the new debt issued was $220.0 million, which resulted in $2.6 million of debt issuance costs being capitalized.

Principal is paid each calendar quarter in an amount equal to 0.25% of the aggregate outstanding principal amount for both the senior secured term loan and the DDTL.
Any outstanding principal amounts will accrue interest at a variable interest rate. At June 30, 2019, this interest rate on the senior secured term loan was 7.41%. At June 30, 2020 the interest rate on the senior secured term loan was 6.0%. The revolving credit facility accrues at 0.50% on the average daily unused amount and is paid quarterly. There is also an immaterial administrative fee.
During fiscal year 2020, the Company borrowed $25 million under the revolving credit facility at an interest rate of 3.94%, to ensure sufficient funds available during the unknown time of the coronavirus pandemic and for general corporate purposes. The remaining capacity under the revolving credit facility as of June 30, 2020 is $5 million. The $25 million was recorded within the Long-term Debt, Net of Debt Issuance Costs on the consolidated balance sheet. There were no borrowings outstanding under the revolving credit facility or DDTL at June 30, 2019. There were no borrowings outstanding under the DDTL at June 30, 2020. The DDTL may be drawn on at any time prior to May 2, 2021. The purpose of the DDTL is to fund permitted acquisitions, permitted investments and pay related fees and expenses.
The Credit Agreement requires the Company to meet certain operational and reporting requirements, including, but not limited to, defined leverage and fixed-charge coverage ratios. Additionally, annual capital expenditures and permitted investments, including acquisitions, are limited to amounts specified in the Credit Agreement. The Credit Agreement also provides certain restrictions on dividend payments and other equity transactions and requires the Company to make prepayments under specified circumstances. The Company was in compliance with the covenants of the Credit Agreement as of June 30, 2020 and 2019.
The deferred financing costs of $3.3 million are amortized over the term of the underlying debt and unamortized amounts have been offset against long-term debt in the consolidated balance sheets. Total deferred financing costs was $2.7 million and $3.2 million for the fiscal years ended June 30, 2020 and 2019, respectively.
The convertible term loan was entered into by SH1 on June 29, 2015. Monthly principal and interest payments of $0.02 million commenced on September 1, 2015, and the loan bears interest at an annual rate of 6.68%. The remaining principal balance is due upon maturity, which is August 20, 2030. The loan is secured by a deed of trust to Public Trustee, assignment of leases and rents, security agreements, and SH1’s fixture filing.
Aggregate maturities of the total debt outstanding at June 30, 2020, were as follows:
In thousands (000’s)	Total debt
2021	$1,938
2022	1,940
2023	1,943
2024	26,946
2025	1,949
Thereafter	180,310
Total	$215,026
Note 10: Fair Value Measurements
Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy was established that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources outside the reporting entity. Unobservable inputs are inputs that reflect the Company’s own assumptions based on market data and assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The sensitivity to changes in inputs and their impact on fair value measurements can be significant.
The three levels of inputs that may be used to measure fair value are:
Level 1
Unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date

Level 2
Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the assets or liabilities

Level 3
Unobservable inputs to the valuation techniques that are significant to the fair value measurements of the assets or liabilities

Recurring Measurements
The Company classified the contingent consideration associated with its acquisitions of NewCourtland and InnovAge within Level 3 because these instruments were valued using significant unobservable inputs. The Company determined the contingent consideration’s fair value using a discounted cash flow analysis based upon a probability assessment for identified potential outcomes, the result of which was then discounted at the rate that best represented the risks inherent in the arrangement from a market-participant perspective.
The following table sets forth a reconciliation of activity related to Level 3 financial liabilities for the fiscal years ended June 30:
In thousands (000’s)	Liabilities
Balance as of June 30, 2018	$8,310
Payment of contingent consideration	(8,310)
NewCourtland Acquisition contingent consideration	3,622
Remeasurement of NewCourtland contingent consideration	(2,753)
Balance as of June 30, 2019	$869
Remeasurement of NewCourtland contingent consideration	920
Balance as of June 30, 2020	$1,789
There were no transfers in and out of Level 3 during the fiscal year ended June 30, 2020 and 2019. The Company’s policy is to recognize transfers as of the actual date of the event or change in circumstances.
Nonrecurring Measurements
In addition to assets and liabilities that are recorded at fair value on a recurring basis, the Company records certain assets and liabilities at fair value on a nonrecurring basis. Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges that are required by GAAP. No such amounts were recorded during fiscal years 2020 or 2019.
Note 11: Commitments and contingencies
Professional liability
The Company pays fixed premiums for annual professional liability insurance coverage under a claims-made policy. Under such policy, only claims made and reported to the insurer are covered during the policy term, regardless of when the incident giving rise to the claim occurred. The Company records claim liabilities and expected recoveries, if any, at gross amounts. The Company is not currently aware of any unasserted claims or unreported incidents that are expected to exceed medical malpractice insurance coverage limits.
Litigation
From time to time in the normal course of business, the Company is involved in or subject to legal proceedings related to its business. The Company regularly evaluates the status of claims and legal proceedings in which it is involved in order to assess whether a loss is probable or there is a reasonable possibility that a loss may have been incurred, and to determine if accruals are appropriate. The Company expenses legal costs as such costs are incurred.
Note 12: Retirement plans
The Company offers its eligible employees a 401(k) Retirement Savings Plan (the Plan). The Company matches 50% of the employee contribution up to 4% of the employee’s compensation. Matching contributions were $1.8 million and $1.5 million for the fiscal years ended June 30, 2020 and 2019, respectively.
Effective January 1, 2016, InnovAge established a 409(a) Deferred Compensation Plan for key employees. Matching contributions were $0.2 million for both the fiscal years ended June 30, 2020 and 2019.
Note 13: Stock-based compensation
The Company maintains the 2016 Equity Incentive Plan (the 2016 Incentive Plan) pursuant to which various stock-based awards may be granted to employees, directors, consultants, and advisers. The total number of shares of the Company’s common stock that is authorized under the 2016 Equity Incentive Plan is 17,836,636. As of June 30, 2020 a total of 16,994,975 awards have been granted. The 2016 Incentive Plan provides the following general vesting terms:
(a)   Half vest over time (Time Vesting Awards). Awards vest on the first anniversary of the grant date in the range of 25% to 62.5%, and the remaining awards that vest over time vest ratably on a semiannual basis thereafter through the fourth anniversary of the grant date.
(b)   Half vest upon the attainment of certain performance-based criteria measured at the time the Company experiences a liquidity event, as defined by the 2016 Incentive Plan (Contingent Performance-Based Awards).
Stock options are exercisable over a period of time not to exceed 10 years from the date of grant.
General option information
A summary of the stock option activity for the fiscal years ended June 30, 2020 and 2019, was as follows:
Time vesting awards
	Number of options	Option price range	Weighted- average exercise price	Average remaining term (in years)
Outstanding balance, June 30, 2019	6,967,893	$1.00 – $1.89	$1.11	7.21
Granted	1,529,595	$1.72 – $2.35	1.96
Outstanding balance, June 30, 2020	8,497,488	$1.00 – $2.35	1.26	6.76
Vested and exercisable, June 30, 2020	6,551,130	$1.00 – $1.89	$1.08	6.12

Contingent performance-based awards
	Number of options	Weighted- average exercise price	Weighted-average remaining term (in years)
Outstanding balance, June 30, 2019	6,967,893	$0.51	7.21
Granted	1,529,595	1.96
Outstanding balance, June 30, 2020	8,497,488	$0.78	6.76
No stock options were exercised or forfeited during the fiscal year ended June 30, 2020. During the fiscal year ended June 30, 2019, 468,273 stock options were exercised and 1,030,199 stock options were forfeited.
On May 1, 2019, the Company amended its contingent performance based awards to decrease the exercise price by up to $0.50 for each award resulting in a range of exercise prices from $0.43 to $1.39. No incremental compensation expense resulted from the modification.
The total unrecognized compensation cost related to all options outstanding was $10.6 million and is expected to be recognized over a weighted-average period of 6.4 years. The unrecognized compensation cost related to the Time Vesting Awards was $1 million and is expected to be recognized over a weighted-average period of 2.9 years. The unrecognized compensation cost related to the Contingent Performance-based Awards was $9.6 million and will be recorded when it is probable that the performance-based criteria will be met. See Note 20 for further discussion.
The Company estimated the fair value of stock options granted using the following weighted-average assumptions, which resulted in the following weighted-average grant date fair values at June 30:
	2020	2019
Expected volatility	34.9% – 39.3%	30.2% – 42.2%
Expected life (years) – Time vesting awards	5.8 – 6.2	5.8 – 6.2
Interest rate	0.51% – 1.8%	1.28% – 2.08%
Dividend yield	0%	0%
Weighted-average fair values	$0.48	$0.42
Fair value of underlying stock	$4.82	$1.50
Compensation expense
The Company recognizes stock-based compensation expense on a straight-line basis over the stock option vesting period and includes such charges in employee benefits in the consolidated statements of operations. Stock-based compensation expense for the Contingent Performance-Based Awards is recorded when it has been determined that it is probable that the performance-based criteria will be met. Stock-based compensation expense was $0.5 million and $0.7 million for the fiscal years ended June 30, 2020 and 2019, respectively, and included no expense for the Contingent Performance-Based Awards.
Note 14: Earnings per share
Basic earnings (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of common shares outstanding during the period, plus the dilutive effect of outstanding options, using the treasury stock method and the average market price of the Company’s common stock during the applicable period. Performance-based awards and the Sacramento Warrants (see Note 5) are omitted from the calculation of diluted EPS until it is determined that the performance criteria and Investment Threshold, respectively has been met at the end of the reporting period. As of June 30, 2020 and June 30, 2019, there were 8,084,243 and 6,916,576 performance-based awards, respectively, excluded from the calculation of diluted EPS.

The following table sets forth the computation of basic and diluted net loss per common unit for the years ended June 30:
In thousands (000’s), except share and per unit values	2020	2019
Net income (loss) attributable to TCO Group	$26,278	$19,578
Weighted average common shares outstanding (basic)	132,616,431	132,315,101
EPS (basic)	$0.20	$0.15
Dilutive Shares	2,617,199	1,719,359
Weighted average common shares outstanding (diluted)	135,233,630	134,034,459
EPS (diluted)	$0.19	$0.15
Note 15: Treasury stock
On March 11, 2019, the Company repurchased 102,030 of its common stock at $1.89 per share. As a result of the repurchase, $192,837 was recorded as treasury stock. No repurchases were made in fiscal year ended June 30, 2020.
Note 16: Income taxes
The Company’s effective income tax rate for fiscal 2020 and fiscal 2019 are 28%, and 25%, respectively. Actual income tax expense differs from the amount computed by applying the applicable U.S. federal statutory corporate income tax rate of 21% in fiscal 2020 and 2019. The significant differences between the effective rate and statutory rate is due to state taxes, nondeductible items, and prior-year true-ups.
The effective tax rate of the Company’s provision (benefit) for income taxes differs from the federal statutory rate as follows:
In thousands (000’s)	2020	2019
Income tax provision (benefit)
Statutory rate at 21%	$7,483	$5,331
State tax	1,790	584
Permanent adjustments	268	211
Miscellaneous other	347	(316)
Income from entities not subject to tax	108	(7)
Change in valuation allowance	(128)	514
Total current income tax expense	$9,868	$6,317
The provision for income taxes consisted of the following for the fiscal years ended June 30:
In thousands (000’s)	2020	2019
Current tax expense	$6,695	$2,770
Deferred income tax expense	3,173	3,547
Income tax expense	$9,868	$6,317

The significant components of deferred tax assets and liabilities were as follows for the fiscal years ended June 30:
In thousands (000’s)	2020	2019
Deferred tax assets
Transaction costs	$1,204	$1,305
Amortization	2,033	2,078
Stock-based compensation	856	711
Provision for uncollectible accounts	1,644	633
Reported and estimated claims	889	497
Accrued vacation	984	878
Accrued bonuses	38	106
State net operating losses	387	514
Total deferred tax assets	$8,035	$6,722
	2020	2019
Deferred tax liabilities
Depreciation	$(8,053)	$(5,483)
Prepaid expenses	(814)	(655)
Goodwill	(8,057)	(6,178)
Other	(6)	—
Total deferred tax liabilities	(16,930)	(12,316)
Valuation allowance	(387)	(514)
Net deferred tax liability	$(9,282)	$(6,108)
The Company has reported its net deferred tax liability on its consolidated balance sheets as a noncurrent liability at June 30, 2020 and 2019.
Carryforwards
The Company had state net operating loss carryforwards of $15.0 million and $17.6 million at June 30, 2020 and 2019, respectively, which will begin to expire in 2037 if not utilized. Additionally, the Company has no federal net operating loss carryforwards as of June 30, 2020 and 2019.
Valuation allowance
The Company has provided $0.4 million and $0.5 million at June 30, 2020 and June 30, 2019, respectively, as a valuation allowance against its deferred tax assets for state net operating losses where there is not sufficient positive evidence to substantiate that these deferred tax assets will be realized at a more-likely-than-not level of assurance.
Other
The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of the employer portion of social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitation and technical corrections to tax depreciation methods for qualified improvement property. The Company continues to examine the impacts that the CARES Act may have on its business. While several of these provisions may impact the Company, there have not been any significant impacts noted through June 30, 2020.
The Company had no uncertain tax positions at June 30, 2020 and 2019.

The Company files income tax returns as a consolidated group, excluding SH1, in the U.S. federal jurisdiction and various states and is subject to examination by taxing authorities in all of those jurisdictions. From time to time, the Company’s tax returns are reviewed or audited by U.S. federal and various U.S. state-taxing authorities.
The Company believes that adjustments, if any, resulting from these reviews or audits would not be material, individually or in the aggregate, to the Company’s consolidated financial position, results of operations, or liquidity. The Company is subject to income tax examinations by U.S. federal or state jurisdictions for periods subsequent to May 12, 2016.
Note 17: Segment Reporting
The Company applies ASC Topic 280, “Segment Reporting”, which establishes requirements to report selected segment information quarterly and to report annually entity-wide disclosures about operations, major customers and the geographies in which the entity holds material assets and reports revenue. An operating segment is defined as a component that engages in business activities whose operating results are reviewed by the Company’s chief executive officer, who is the chief operating decision maker (“CODM”), and for which discrete financial information is available. The Company has determined that it has five operating segments, three of which are related to the Company’s PACE offering. The PACE-related operating segments are based on three geographic divisions, which are West, Central, and East. Due to the similar economic characteristics, nature of services, and customers, we have aggregated our West, Central, and East operating segments into one reportable segment for PACE. The company’s remaining two operating segments relate to Homecare and Senior Housing, which are immaterial operating segments, and are shown below as “Other” along with certain corporate unallocated expenses.
The Company serves approximately 6,400 PACE participants, making it the largest PACE provider in the United States of America (the U.S.) based upon participants served, and operates sixteen PACE centers across Colorado, California, New Mexico, Pennsylvania and Virginia. PACE, an alternative to nursing homes, is a managed care, capitated program, which serves the frail elderly in a community-based service model. Participants receive all needed acute and long-term care services through a comprehensive, consolidated model of care. Capitation payments are received from Medicare parts A, B, C, and D; Medicaid; Veterans Administration (VA), and private pay sources. The Company is 100% at risk for all health and allied care costs incurred with respect to the care of its participants, although it does negotiate discounted rates with its provider network consisting of hospitals, nursing homes, assisted living facilities, and medical specialists. Additionally, under the Medicare Prescription Drug Plan, the Centers for Medicare and Medicaid Services (CMS) share part of the risk for providing prescription medication to the Company’s participants.
The Company evaluates performance and allocates capital resources to each segment based on an operating model that is designed to maximize the quality of care provided and profitability. The accounting policies of the reporting segments are the same as those described in Note 2, Summary of Significant Accounting Policies. The Company does not review assets by segment and therefore assets by segment are not disclosed below. For the periods presented, all of the Company’s long-lived assets were located in the United States and all revenue was earned in the United States.
The Company’s management uses Center-level Contribution Margin as the measure for assessing performance of its segments. Center-level Contribution Margin is defined as total segment revenues less cost of external provider costs and cost of care (excluding D&A). The Company allocates corporate level expenses to its segments with a majority of the allocation going to the PACE segment.

The following table summarizes the operating results regularly provided to the CODM by reportable segment:
	Fiscal year ended June 30, 2020
In thousands (000’s)	PACE	All other(1)	Totals
Capitation revenue	$564,834	$—	$564,834
Other service revenue	343	2,015	2,358
Total Revenue	565,177	2,015	567,192
External provider costs	272,832	—	272,832
Cost of care, excluding depreciation and amortization	149,637	3,419	153,056
Center-level Contribution Margin	142,708	(1,404)	141,304
Overhead Costs(2)	77,482	—	77,482
Depreciation and Amortization	10,506	785	11,291
Equity Loss	677	1	678
Other Operating Expense	918	2	920
Interest expense, net	14,357	262	14,619
Other Expense	567	114	681
Income Before Income Taxes	$38,201	$(2,568)	$35,633
(1) Center-level Contribution Margin from segments below the quantitative thresholds are attributable to two operating segments of the Company. Those segments consist of Homecare and Senior Housing. Neither of those segments has ever met any of the quantitative thresholds for determining reportable segments.
(2) Overhead consists of the Sales and marketing and Corporate, general and administrative financial statement line items
	Fiscal year ended June 30, 2019
	PACE	All other(1)	Totals
Capitation revenue	$461,766	$—	$461,766
Other service revenue	444	3,420	3,864
Total Revenue	462,210	3,420	465,630
External provider costs	222,232	—	222,232
Cost of care, excluding depreciation and amortization	128,004	4,766	132,770
Center-level Contribution Margin	111,974	(1,346)	110,628
Overhead Costs(2)	64,710	—	64,710
Depreciation and Amortization	8,192	804	8,996
Other Operating Expense	(2,753)	—	(2,753)
Interest expense, net	10,729	(1,135)	9,594
Loss on Extinguishment of Debt	3,144	—	3,144
Other Expense	1,489	60	1,549
Income Before Income Taxes	$26,463	$(1,075)	$25,388
(1) Center-level Contribution Margin from segments below the quantitative thresholds are attributable to two operating segments of the Company. Those segments consist of Homecare and Senior Housing. Neither of those segments has ever met any of the quantitative thresholds for determining reportable segments.
(2) Overhead consists of the Sales and marketing and Corporate, general and administrative financial statement line items

Note 18: Dividend payment
As permitted in the Credit Agreement, and after Board approval, the Company paid to all of the shareholders of common stock a $66.1 million cash dividend, which is net of $0.4 million of withholding tax, using proceeds from the senior secured term loan and existing operating cash in an amount equal to $0.50 per share in fiscal year ended June 30, 2019. No dividend payments were made in fiscal year ended June 30, 2020.
Note 19: Related-party
Pursuant to the PWD Amended and Restated Agreement of Limited Partnership, the General Partner, who is a subsidiary of the Company, helped fund operating deficits and shortfalls of PWD in the form of a loan. At June 30, 2020 and 2019, $0.6 million and $0.1 million, respectively, was recorded in deposits and other. Additionally, the General Partner is paid an administration fee of $35,000 per year.
In accordance with the Management Service Agreement, the Company is responsible for the daily operations of the joint venture InnovAge Sacramento. As of June 30, 2020, the Company earned $0.1 million in management fee revenue which was recorded in other service revenue, and had a related party receivable of $0.2 million which is recorded within prepaid expenses and other.
Note 20: Subsequent events
The Company has evaluated events through December 16, 2020, for possible adjustment to or disclosure in the financial statements, which is the date on which the financial statements were available to be issued.
TCO Group Holdings, Inc., Ignite Aggregator LP (“Purchaser”), and the equity holders of TCO Group Holdings, Inc. (“Sellers”) entered into a Securities Purchase Agreement (the “Agreement”), which was effective July 27, 2020. Under the terms of the Agreement, the Sellers sold a portion of their equity interest to Ignite Aggregator LP. The Purchaser and the Sellers contributed their equity interests in the Company to a newly formed Limited Partnership, TCO Group Holdings, L.P. (the “LP”) resulting in the Company being wholly owned by the LP. In addition, the Company entered into a Third Amended and Restated Credit Agreement (the “Credit Agreement”). The senior secured term loan was increased from $190 million to $300 million, the revolving credit facility was increased from $30 million to $40 million and the DDTL of $45 million was terminated. The maturity date of the revolving credit facility was extended, from May 2, 2024 to July 27, 2025, the senior secured term loan was extended to July 27, 2026, and there was a loosening of certain covenants contained in the existing credit agreement.
A portion of the proceeds from the Credit Agreement were used by the Company to repurchase 16,095,819 shares of its common stock. Additionally, as part of the Agreement, the Company executed an Option Cancelation Agreement (the “Cancelation Agreement”) which canceled the Company’s common stock options of 16,994,975 which were granted under the 2016 Incentive Plan. The Cancelation Agreement resulted in the option holders receiving the same amount of cash that they would have received had they exercised their options, participated in the repurchase described above and sold their remaining shares.

16,666,667 Shares
Preliminary prospectus
J.P. MorganBarclaysGoldman Sachs & Co. LLCCitigroup
Baird William Blair Piper Sandler Capital One Securities
 Loop Capital Markets Siebert Williams Shank Roberts & Ryan
           , 2021.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.
Other expenses of issuance and distribution

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the Securities and Exchange Commission (“SEC”) registration fee and the FINRA filing fee.
Amount to be paid (in thousands)
SEC registration fee	$44
FINRA filing fee	62
Nasdaq listing fee	150
Printing expenses	500
Legal fees and expenses	2,500
Accounting fees and expenses	2,600
Transfer agent fees and registrar fees	5
Miscellaneous expenses	350
Total expenses	$6,211

Item 14.
Indemnification of directors and officers

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation will provide for this limitation of liability.
Section 145 of the DGCL (“Section 145”) provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that her or his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in such capacity, or arising out of her or his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.
Our bylaws will provide that we will indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking by or on behalf of an indemnified person to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.
Upon completion of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL.
The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation or bylaws, agreement, vote of shareholders or disinterested directors or otherwise.
We will maintain standard policies of insurance that provide coverage to (1) our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) us with respect to indemnification payments that we may make to such directors and officers. The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the underwriters party thereto against certain liabilities arising under the Securities Act of 1933 (the “Securities Act”) or otherwise.
Item 15.
Recent sales of unregistered securities

Set forth below is information regarding securities sold by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.
From May 16, 2016 through December 31, 2020, we issued the following unregistered securities under our 2016 Plan:
•
time-based incentive options to directors, employees, consultants and other service providers options to acquire 8,497,488 shares of common stock with per share exercise prices ranging from $1.00 to $2.35.

•
performance-based incentive options to directors, employees, consultants and other service providers options to acquire 8,497,488 shares of common stock with per share exercise prices ranging from $0.43 to $2.35.

All of the options issued under the 2016 Plan were cashed out in connection with Apax’s investment in the Company in July 2020.
Since Apax's investment in the Company in July 2020, the Company has not issued or made sales of any unregistered securities.
On March 18, 2019, we issued the Sacramento Warrant in consideration for the warrantholder’s entry into a joint venture with us the Company. On February 9, 2021, the Company we entered into an amendment to the Sacramento Warrant, pursuant to which the warrantholder has the right to purchase up to $15.0 million of our common at an exercise price equal to the initial public offering price. Assuming an initial public offering price of $20.50, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, there would be an additional 731,707 shares of our common stock outstanding. The Sacramento Warrant is exercisable for one year beginning on the date of the consummation of this offering. The Sacramento Warrant was issued in a private placement exempt from registration under the Securities Act in reliance on Section 4(a)(2). The common stock issued upon exercise of the Sacramento Warrant will be “restricted securities” and subject to applicable resale limitations under Rule 144.
The offers and sales of the above securities were deemed to be exempt from registration under the Securities Act of 1933 in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the above securities represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were placed upon any stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The issuances of these securities were made without any general solicitation or advertising.
Item 16.
Exhibits and financial statement schedules

(i)   Exhibits
Exhibit number	Description
1.1*	Form of Underwriting Agreement
3.1*	Form of Second Amended and Restated Certificate of Incorporation
3.2*	Form of Amended and Restated Bylaws
4.1*	Form of Registration Rights Agreement
4.2§*	Stock Purchase Warrant Agreement, as amended on February 9, 2021, by and between InnovAge Holding Corp. and Adventist Health System/West
5.1*	Opinion of Kirkland & Ellis LLP
10.1§*
Third Amended and Restated Credit Agreement, dated as of July 27, 2020, by and between TCO Intermediate Holdings, Inc. and certain of its subsidiaries as borrowers, the parties named therein as lenders and Healthcare Financial Solutions, LLC, as administrative agent and collateral agent

10.2*	Form of Director and Officer Indemnification Agreement between the Company and each of its directors and executive officers
10.3*	Form of Director Nomination Agreement
10.4+*	2016 Equity Incentive Plan
10.5+*	Form of InnovAge Holding Corp. 2021 Omnibus Incentive Plan
10.6+*	Employment Agreement, dated as of October 30, 2015, by and between Maureen Hewitt and TCO Acquisition Corporation
10.7§+*	Employment Agreement, dated as of April 13, 2017, by and between Barbara Gutierrez and Total Community Options, Inc.
10.8+*	Employment Agreement, dated as of October 30, 2015, by and between Gina DeBlassie and TCO Acquisition Corporation
10.9§+*	Form of Stock Option Grant Notice and Agreement
10.10§+*	Form of Restricted Stock Unit Grant Agreement
21.1*	Subsidiaries of InnovAge Holding Corp.

Exhibit number	Description
23.1	Consent of Deloitte & Touche LLP
23.2*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included on signature page)
99.1*	Consent of Director Nominees

+   Indicates a management contract or compensatory plan or agreement.
§   Exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K and will be provided on a supplemental basis to the Securities and Exchange Commission upon request.
*   Previously filed.
(ii)   Financial statement schedules
No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes.
Item 17.
Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
1.   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective; and
2.   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on March 3, 2021.
InnovAge Holding Corp.
By:
/s/ Maureen Hewitt

Name:
Maureen Hewitt

Title:
President, Chief Executive Officer and Director

***
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
/s/ Maureen Hewitt Maureen Hewitt	President, Chief Executive Officer and Director (Principal Executive Officer)	March 3, 2021
/s/ Barbara Gutierrez Barbara Gutierrez	Chief Financial Officer (Principal Financial and Accounting Officer)	March 3, 2021